Exhibit 96.2

  The Mphahlele PGM Project, Limpopo Province,
South Africa

Technical Report Summary

Prepared for
Sedibelo Platinum Mines Ltd

Report Prepared by

SRK Consulting (South Africa) (Pty) Ltd

Project Number 576060_SPM_TRS_Mphahlele Project 20210923-unsigned

Report Date:      22 September 2021
(Effective Date: 30 June 2021) [§229.1302(b)(1); §229.1302(b)(4)(iv)] [SR9.1(iii)]

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The Mphahlele PGM Project, Limpopo Province, South Africa – Initial Assessment

Technical Report Summary

Oak House

Hirzel Street

St Peter Port

Guernsey, GY1 3RH

Compiled by

SRK Consulting South Africa (Pty) Ltd

265 Oxford Road

Illovo

Johannesburg 2196

South Africa

P O Box 55291

Northlands

2116

South Africa

Tel: +27 11 441-1111

Fax: +27 86 555 0907

SRK Project Number 576060_SPM_TRS_Mphahlele Project 20210923-unsigned

22 September 2021

(Effective Date of TRS: 30 June 2021) [[§229.1302(b)(1); §229.1302(b)(4)(iv)] [SR9.1(iii)]

SRK	Report date: 22 September 2021 Effective Date: 30 June 2021

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Important Notices

In this document, a point is used as the decimal marker and a space is used in the text for the thousand’s separator (for numbers larger than 999). In other words, 10 148.32 denotes ten thousand one hundred and forty-eight point three two.

The word ‘tonnes’ denotes a metric ton (1 000 kg), unless otherwise stated.

Wherever mention is made of “Mphahlele”, for the purposes of this Technical Report Summary (TRS), it encompasses all of the planned mining activities related to the Mphahlele Project on the farm Locatie van M’Phatlele under Sedibelo Platinum Mines Limited’s control in the Limpopo Province, South Africa, unless specifically mentioned differently.

This report contains statements of a forward-looking nature which are subject to several known and unknown risks, uncertainties and other factors that may cause the results to differ materially from those anticipated in this report.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, SRK does not consider them to be material.

Mineral Resource and Mineral Reserve estimates presented in this TRS are estimated and classified according to the SAMREC Code (2016 edition), which is consistent with the CRIRSCO template.

The reader and any potential or existing shareholder or investor in the Company or SPM is cautioned that SPM is involved in exploration on the Mphahlele Project and there is no guarantee that any unmodified part of the Mineral Resources will ever be converted into Mineral Reserves nor ultimately extracted at a profit.

The Mineral Reserve estimates contained in this report should not be interpreted as assurances of economic life of the Mphahlele Project. As Mineral Reserves are only estimates based on various modifying factors and assumptions, future Mineral Reserve estimates may need to be revised. For example, if production costs increase or product prices decrease, a portion of the current Mineral Resources, from which the Mineral Reserves are derived, may become uneconomical to recover and would therefore result in lower estimated Mineral Reserves.

This report uses a shorthand notation to demonstrate compliance with Regulation SK1300 and the disclosure requirements of the SAMREC Code, as follows:

•	[[§229.601(b)(96)(iii)(B)(2)] represents sub-section (iii)(B)(2) of section 96 of CFR 229.601(b) (“Item 601 of Regulation S-K”); and

•	[SR1.1] represents item 1.1 - Property Description of Table 1 of the SAMREC Code.

SRK	Report date: 22 September 2021 Effective Date: 30 June 2021

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Executive Summary

[§229.601(b)(96)(iii)(B)(1)] [SR1.1(i)]

ES1:	Introduction

[SR1.1(i), SR5.1(i), SR7.1]

This Technical Report Summary (TRS) of the Mphahlele PGM Project was compiled by SRK Consulting (South Africa) (Pty) Ltd (SRK) on behalf of Sedibelo Platinum Mines Ltd (SPM, also referred to as the Company) according to Item 601 of the United States Securities and Exchange Commission’s (SEC’s) Subpart 1300 of Regulation S-K (SK1300). SPM indirectly holds the mineral rights to a platinum group metal (PGM) operating mine and several PGM projects in the Republic of South Africa.

This report is the first TRS for SPM’s Mphahlele PGM Project (Mphahlele, or the Project) and supports the disclosure of Mineral Resources and Mineral Reserves at 30 June 2021. The Mineral Resources and Mineral Reserves have been prepared and reported according to the requirements of the SAMREC Code (2016 Edition), which is consistent with CRIRSCO’s International Minerals Reporting Code Template adopted by SK1300.

ES2:	Effective Date

[§229.1302(b)(iii)(3)] [SR9.1(iii)]

The effective date of the TRS is 30 June 2021, which satisfies the SK1300 requirement of a current report.

The life-of-mine (LoM) plan and associated technical and economic parameters (TEPs) included in the techno-economic model (TEM) are assumed to commence on 1 July 2021 for evaluation purposes.

ES3:	Property Description, Mineral Rights and Ownership

[SR1.1(i), SR1.2(i)]

Mphahlele is located in the Limpopo Province of South Africa, on the northern part of the eastern limb of the Bushveld Complex. The Mphahlele project is located approximately 50 km south of Polokwane, on the farm Locatie van M’Phatlele 457KS. The proposed project area is mainly rural and sufficient land is available for infrastructure, plant and tailings dams. The predominant land uses within and adjacent to the project include residential areas (formal and informal villages under the authority of the Bakgaga Ba Mphahlele Tribal Authority), subsistence dry land agriculture, small-scale commercial agriculture and livestock grazing.

The moderate climate means that exploration and mining operations can be undertaken throughout the year, with no extraordinary measures required.

The mineral rights to the Mphahlele Project, which are held 75% by SPM via its subsidiaries, are summarized in Table ES-1.

Table ES-1: Summary Table of Mineral Rights for Mphahlele Project

Mineral Rights and Properties	Minerals Included in NOPR/NOMR	Interest Held	Status	Licence Expiry Date	Licence Area (ha)	Comments
NOMR LP30/5/1/2/2/87MR awarded: The farm Locatie van M’Phatlele 457KS	PGMs, Au, Ag, Cu, Ni Cr excluded	75%	Development	02/2038	11 725.0951	Feasibility study completed, NOMR not yet executed. SURFACE RIGHTS: Surface is state-owned land.

Notes:

NOPR = new order prospecting right; NOMR = new order mining right

The Mphahlele Project plan is based on a Feasibility Study completed in December 2020.

Although the surface area required for mining is not currently held by SPM, SPM believes award of this is only a formality. Both the MWP and the SLP for the Project are out of date and will have to be revised to reflect the new development strategy and resubmitted to the DMRE for approval.

The Company has confirmed to SRK that there are currently no legal proceedings that might influence the integrity of the Project or the right to prospect or mine for minerals.

ES4:	Geology and Mineralization

[SR2.1(i)-(vii)]

The Bushveld Complex (BC) of South Africa is the world’s largest and hence the most important repository of the PGMs in the world with an exposed surface area of some 67 000 km2. The BC consists of a massive ultramafic-mafic layered intrusion and a suite of associated granitoid rocks intrusive into the early Proterozoic Transvaal Basin within the north central Kaapvaal Craton. The ultramafic-mafic layered rocks collectively referred to as the Rustenburg Layered Suite (RLS) are in five so-called lobes, namely the Western, Far Western, Eastern, Northern and Southern (Bethal) lobes. The magmatic layering of the RLS is remarkably consistent and can be correlated throughout most of the BC.

SRK	Report date: 22 September 2021 Effective Date: 30 June 2021

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The RLS is divided into five major stratigraphic units, as follows:

•	The lowermost Marginal Zone ranges in thickness from several metres to several hundred metres and comprises a heterogeneous succession of generally unlayered basic rocks dominated by norites;

•	Ultramafic rocks dominate the Lower Zone. These vary in thickness with the thinnest units developed over structural highs in the basin floor;

•	The Critical Zone contains the economic platinum resources of the BC: the Lower Critical Zone, Upper Critical Zone and the chromitite layers, which occur in three distinct groupings; i.e., the Lower Group (LG), the Middle Group (MG) and the Upper Group (UG);

•	The Main Zone is the thickest unit within the RLS and comprises approximately half the RLS stratigraphic interval. It consists of gabbro-norites with some anorthosite and pyroxenite layering. Banding or layering is not as well developed as in the Critical and Lower Zones; and

•	The Upper Zone is dominated by gabbros with some banded anorthosite and magnetite. There is no chilled contact with the overlying rhyolite and granophyres of the Lebowa Granite Suite.

The two most economically significant PGM mineralized layers of the BC, namely the Merensky Reef and the UG2 Reef (UG2), are continuous over hundreds of kilometres. The PGMs include varying proportions of Pt, Pd, Rh, Ru, Ir and Os, as well as elevated concentrations of Au, Ni, Cu and Co as base metal sulfides.

There are no outcrops of either reef because a large alluvial fan emanating from the hills of Transvaal sediments to the north covers the Critical Zone on Mphahlele. The two reefs have an average dip of 51° towards the south and are separated on average by 115 m of stratigraphy (190 m vertical separation). The lateral extent of both reef horizons within the project area is approximately 8 km along strike, and has been modelled over a vertical extent of approximately 2 km. The depth extent of the reefs has not been tested by drilling and is open at depth.

ES5:	Status of Exploration, Development and Operations

[SR3.1, SR3.2(i)-(v)]

Regional mapping and regional aeromagnetic and gravity surveys were undertaken by the South African Geological Survey prior to 1966. Johannesburg Consolidated Investments Ltd (now Anglo Platinum) drilled 24 drill holes in the 1970s - 1980s, but only collar information is available.

Tameng Mining & Exploration Holdings (Pty) Ltd (Tameng) undertook an airborne magnetic and radiometric survey in 2004. Between February 2004 and June 2008, Tameng drilled 220 drillholes with 306 deflections for a total of 71 822 m (inclusive of the deflection holes).

A New Order Mining Right (NOMR) LP30/5/1/2/2/87MR was awarded to Tameng in February 2008. SPM, previously known as Platmin Limited (Platmin), acquired a controlling interest in Tameng in 2007.

A feasibility study for the Mphahlele Project was completed in December 2009. This study envisaged a combined Merensky and UG2 Run-of-Mine (RoM) ore mined at 250 ktpm being processed through a single on-site concentrator. Critical reviews followed in 2010 to 2011 and re-engineering of key components was undertaken.

The underground mine layout was redesigned for SPM in 2016 to cater for underground crushing and Rados screening (an X-Ray sorting technology that determines the metal concentrations and/or metal ratios, thus classifying the rock as waste or ore). The mine design was modified in 2019 to allow crushing and Rados screening on surface, targeting 105 ktpm RoM ore from the UG2 only.

An integrated feasibility study for the exploitation of the Mphahlele Project was completed in December 2020 (the 2020 FS). While the engineering designs for the mining, surface infrastructure, underground infrastructure and ventilation were done to a feasibility study level of confidence, certain aspects do not satisfy the SK1300 requirements for a feasibility study, as follows:

•	The mine design was changed to allow for partial pillar reclamation on retreat (pre-feasibility study status);

•	The concentrator plant capacity was increased from 115 ktpm to 125 ktpm to allow for processing of all RoM ore if the Rados plant is not available;

SRK	Report date: 22 September 2021 Effective Date: 30 June 2021

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•	The capital estimate for the plant was based on a repriced bill of quantities (BOQ) for an 80 ktpm plant which was adapted from the 2009 study and then factored for the 115 ktpm and 125 ktpm plant capacities. These capital estimates include contingencies that are >10% [not at feasibility study status];

•	Permitting requirements are identified but not finalized. Environmental and social impact studies and specialist studies still have to be conducted based on the project design [pre-feasibility status];

•	Closure planning is limited to a description of the likely activities to be undertaken without any closure risk assessment or detailed closure planning [pre-feasibility status];

•	Geotechnical drilling is still required at the boxcuts and along the decline spines for detailed design purposes [pre-feasibility study status]; and

•	Geotechnical assessment is required for foundation designs at the sites for the plant and tailings storage facility [pre-feasibility study status].

Since the level of confidence in an engineering study is as good as the lowest common denominator, the above aspects indicate the Mphahlele Project should be classified as a pre-feasibility study in terms of Table 1 to Paragraph (d) in SK1300 [§229.1302(d)]. This implies a Capital expenditure (Capex) and Operating expenditure (Opex) accuracy of ±25% and overall project contingency of ≤15% should be achieved.

ES6:	Mineral Resource and Mineral Reserve Estimates

[SR4.1(vi), SR4.2(ii), SR4.5(i)(ii)(iv)(v)(vii), SR5.6(v), SR6.1(i)(ii), SR6.3(vi)]

The Mineral Resources are reported in accordance with the definitions and guidelines of both the 2016 Edition of the SAMREC Code and the SK1300. The Mineral Resources are reported after the application of geological loss factors applied to the tonnage and metal content on a percentage basis. Mineral Resources are reported above an economic cut-off and after the exclusion of geological losses.

The PGM Mineral Resources exclusive of PGM Mineral Reserves for Mphahlele at 30 June 2021 attributable to SPM are summarized in Table ES-2.

Table ES-2: Summary of SRK audited PGM Mineral Resources for the Mphahlele Project at 30 June 2021 (EXCLUSIVE of Mineral Reserves) (attributable to SPM)

Resource Area	Tonnage	PGM Grade (g/t)		Contained PGM		Contained Cu + Ni
(EXCLUSIVE of Mineral Reserves)	(Mt)	4E	6E	(4E Moz)	(6E Moz)	(kt)
Measured Mineral Resources
Merensky	0.6	3.00	3.80	0.06	0.08	2.0
UG2	0.3	5.12	6.14	0.04	0.05	0.5
Total Measured Resources	0.9	3.61	4.47	0.10	0.13	2.5
Indicated Mineral Resources
Merensky	12.1	3.00	3.75	1.17	1.46	38.1
UG2	3.2	5.06	6.06	0.51	0.62	6.1
Total Indicated Resources	15.3	3.43	4.23	1.68	2.08	44.2
Total Measured and Indicated Resources	16.2	3.45	4.25	1.78	2.21	46.7
Inferred Resources
Merensky	23.3	3.12	3.91	2.33	2.92	73.8
UG2	25.6	5.11	6.12	4.21	5.04	48.8
Total Inferred Resources	48.9	4.16	5.06	6.54	7.96	122.7

Notes:

1.	4E is shorthand for Pt + Pd + Rh + Au.
2.	Mineral Resources are not Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted to Mineral Reserves.
3.	Mineral Resources are reported on an attributable basis, with only the 75% attributable to SPM included.
4.	The Mineral Resources are reported exclusive of any Mineral Reserves that may be derived from them.
5.	1 Troy Ounce = 31.1034768g
6.	Mineral Resources are reported above a cut-off of 1.63 g/t 4E for the MR and 1.38 g/t 4E for the UG2.
7.	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

The PGM Mineral Reserves for Mphahlele at 30 June 2021 attributable to SPM are summarized in Table ES-3.

SRK	Report date: 22 September 2021 Effective Date: 30 June 2021

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Table ES-3: Summary of SRK audited PGM Mineral Reserves for Mphahlele Project at 30 June 2021 (attributable to SPM; UG2 only)

Reserve Area	Tonnage (Mt)	PGM Grade (g/t)		Contained PGM		Contained Cu + Ni
		4E	6E	(4E Moz)	(6E Moz)	(kt)
Mphahlele (UG2)	22.9	3.63	4.08	2.68	3.01	31.6
Total Mineral Reserves	22.9	3.63	4.08	2.68	3.01	31.6

Notes:

1.	Mineral Reserves are reported on an attributable basis, with only the 75% attributable to SPM included.

Reconciliation of Mineral Resources and Mineral Reserves

The reported Mineral Resource and Mineral Reserve tonnages and contained 4E PGMs on SPM’s website at December 2019 and per this TRS at June 2021 are compared in Table ES-4 and Table ES-5, respectively.

Table ES-4:      Mphahlele Mineral Resource Comparison

Item	Units	SPM website (Dec’2019)	This TRS (Jun’2021)	Comments
Measured Resources
Merensky	(Mt)	-	0.8	Measured Resources are as a result of 91 new drillholes in the shallow areas near the location of the 2008 FS decline portals
	(Moz 4E)	-	0.08
UG2	(Mt)	-	2.8
	(Moz 4E)	-	0.46
Indicated Resources
Merensky	(Mt)	18.34	16.1	A decrease in the tonnes and metal content primarily due to the application of a cut off and part upgraded to Measured Resources
	(Moz 4E)	1.83	1.56
UG2	(Mt)	31.20	29.4	The combined Measured and Indicated has a small increase in tonnes and estimated grade due to additional data and changes in estimation approach
	(Moz 4E)	2.8	4.70
Inferred Resources
Silicates (S2)	(Mt)	28.82	31.0

No significant changes as the inclusion of the central domain is balanced by the application of a cut off.

Little change in the metal content as the decreased tonnes are balanced by the increase in grade due to the changes in modeling and estimation parameters

	(Moz 4E)	2.94	3.11
UG2	(Mt)	43.10	34.1
	(Moz 4E)	5.73	5.60

Table ES-5:      Mphahlele Mineral Reserve Comparison

Item	Units	SPM website (Dec’2019)	This TRS (Jun’2021)	Comments
Probable Reserves
MR	(Mt)	7.2	-	Excluded from LoM plan in 2020 FS. SPM derisked the project by reducing production targets. Western portion could be exploited in future.
	(Moz 4E)	0.65	-
UG2	(Mt)	20.0	22.9
	(Moz 4E)	3.10	2.7

ES7:	Mining Methods, Ore Processing and Infrastructure

[SR4.2(ii), SR4.3(ii), SR5.2(i)(iv)]

Mining Methods

Both the Merensky (MR) and UG2 reefs underlie the project lease area. The depth below surface of the two reefs varies across the property, from approximately 47 mbs in the west to approximately 30 mbs in the east (40 mbs on average).

The UG2 extends approximately 8 000 m on strike with an average dip of 51º. Only the UG2 is targeted for production at this stage.

Access to the Block A and Block B mining blocks is achieved via two portals (Portal A and Portal B, respectively) and declines. Each decline is a single barrel at the portal entrance to accommodate 45 t dump trucks and fresh intake ventilation requirements. A second barrel is added just below the portal excavation for trucking considerations, to reduce congestion and improve safety.

The ramp declines will be developed at an approximate inclination of 9° (maximum) below horizontal and located some 25 m in the footwall of the UG2.

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With the orebody consisting of narrow reefs (1.2 m - 2.7 m wide) dipping at 51°, open stoping with sublevel extraction (long-hole open stoping, LHOS) is the most appropriate mining method and was used for mine design purposes. The stoping areas measure 60 m on strike and 54 m on dip (average 51° dip). The stoping block is supported by means of dip pillars (UG2 – 10 m wide) and sill pillars (6 m on dip).

Once development of the reef drive is completed, a slot is developed on dip adjacent to the dip pillar. Mining retreats away from the slot towards the centre of the block.

UG2 ore and waste will be trucked from underground to surface and ore will then be loaded on road trucks and transported to the Rados plant at Portal A. Trackless equipment, comprising load-haul-dump (LHD) trucks and both development and long-hole drill rigs, is used. The supporting equipment will make use of cassette carriers and suitable cassettes to provide back-up services to the main development equipment.

The total mine air requirement for UG2 mining in Block A and Block B was estimated at 660 m³/s and 800 m3/s, respectively. Mining has been planned to an average depth of 600 m below surface. With intake raise boreholes from surface direct to the working levels, the design confirms that no cooling will be required down to 700 m.

Underground infrastructure in both blocks consists of the ventilation network and staged dewatering. A single underground workshop for each mining block will maintain the LHDs and trucks. Daily maintenance and servicing of drill rigs will be done at or near the working place.

Mineral Processing

Test work was conducted on 16 samples from across Mphahlele at Mintek in South Africa. Mintek is regarded as a specialist in the testing of PGM-bearing ores from the BC. The assay laboratory is ISO 17025 accredited. The test work conducted is adequate in defining the process design criteria and understanding the response of the PGMs and deleterious elements. Rados test work for the pre-concentration of the ore has been successful, and only a 3% loss of PGMs will result from a reduction of circa 10% in feed. This will benefit the milling operation in that a significant proportion of the hard siliceous gangue resulting from dilution with hanging wall and footwall will be removed. Ore hardness at the required limiting screen sizes of 150 µm and 106 µm are typical for UG2 ore. The Cu and Ni grades are higher than for a typical UG2, but correlate with observations made on adjoining properties. Recoveries of 85.5%, 52% and 58.6% were reported for the 4E, Cu and Ni respectively at a 4E grade of 180g/t utilising a mill-float-mill-float (MF2) circuit configuration. Chromite grades in concentrate will be within required levels of less than 2% for typical UG2 ores, and the concentrate will meet smelter specifications. In designing the concentrator, the findings of the test work have been correctly translated into the process design criteria.

A MF2 flotation circuit with upfront Rados pre-concentration has been proposed to process the 125 ktpm of UG2 ore. The MF2 circuit is regarded as a standard for UG2 concentrators on the BC and is the preferred option to reduce recovery losses in ultrafine particles and reduce the chromite (Cr2O3) in final concentrate. A classical crusher-ball mill circuit has been proposed for the primary mill application. This will reduce the impact of the variability in ore hardness and waste dilution. No novel technology has been used in the circuit. Installed power for the two mills amounts to 7.2 MW, and a total absorbed power in excess of 8.5 MW is estimated for the concentrator. Water consumption will be approximately 0.8 m3 per tonne of ore milled. Both power and water are scarce in South Africa and necessary interventions are required with the relevant authorities to secure supply. Reagents and steel balls are readily available in South Africa. Location of the mine is within an area with numerous mining operations, and skilled labour is available.

The combined PGM concentrate from the concentrator and Tailings Scavenging Plants will be transported to Impala Platinum Limited’s (Impala) Impala Refining Services for toll-treating where the base metals and PGMs are extracted to final metal.

Infrastructure

There is currently no infrastructure on site. Sealed roads provide access to within a few kilometres of the project area and link it directly to Polokwane and Mokopane.

All infrastructure is located south of the UG2 sub-crop, except for the Eskom substation and water reservoirs. This is to avoid impacting on potential future chromite open-pit operations. The main management offices and store, training centre, mine workshops, primary crushing and Rados Plant will be located at Portal A. Satellite offices and support surface infrastructure will be located at Portal B. Both portals will have a lamp and crush room, a first aid facility/medical stabilization room, change houses and sewage systems, fuel dispensing container, brake test ramp, dirty water settling dam, pollution control dam, fencing and security.

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A temporary power supply of 5 MVA at 33 kV was installed in 2010 and connection fees are paid each month. Bulk power supply to the mine will be at 132 kV from a new Eskom supply point. SPM applied in 2017 for a supply of 46.6 MVA building up to 51 MVA.

Provision is made in the capital expenditure to drill boreholes and extract water initially from aquifers. The DWS is currently increasing the supply of water to the area for both mining and agriculture by the building of the De Hoop Dam and allowing additional water to be made available from the Flag Boshielo Dam. The raw water supply will consist of a take-off along the Flag Boshielo/Pruizen line at a point called Immerpan. The water will be pumped approximately 30 km to the Baobab operation (Lonmin Platinum Limpopo) and then 18 km to the Mphahlele project.

ES8:	Summary Capital and Operating Cost Estimates

Capital Cost Estimates

[SR4.3(vii), SR5.6(iii) (vi)]

The summary Capex for the Mphahlele Project, based on the 2020 FS and re-costed to be valid at 30 June 2021, is shown in Table ES-4.

In terms of SPM’s accounting policy, Opex up to steady-state production levels in the underground operations is capitalized. Capitalized Opex makes up ZAR3.59bn of the total Capex shown in Table ES-6.

Table ES-6: Mphahlele Project Capital Summary (SPM, 2021)

Item	Units	Total
Exploration	(ZARm)	48
Pre-Implementation	(ZARm)	254
Mining	(ZARm)	5 385
Surface Infrastructure	(ZARm)	839
Services (Surface Infrastructure)	(ZARm)	202
Metallurgical processing	(ZARm)	3 217
Closure Liability	(ZARm)	152
Contingency	(ZARm)	993
Mphahlele Total Capital	(ZARm)	11 093

Contingencies were added to the various items depending on the level of engineering confidence varying from 5% (firm quotes for mining equipment) to 8% (ore transport) and 10-11% (other items based on priced bills of quantity). The metallurgical capex includes contingencies of >10%. The contingency included in the capitalized Opex is 5%. The overall contingency averages 9.83% for the total project (or 15% if the metallurgical contingencies are included in the overall contingency).

The Mphahlele Project has been re-classified as a study at a PFS level as discussed in Section ES5 and Section 1.1. SRK considers that the accuracy of the Capex is ±25% with a contingency of <15% in keeping with Table 1 to Paragraph (d) in SK1300 [§229.1302(d)].

Operating Cost Estimates

[SR4.3(vii), SR5.6(iii) (vi)]

The summary Opex for the underground mining for the Mphahlele Project is shown in Table ES-7. Year 2031 is used to illustrate the unit operating cost for the combined production from Blocks A and B.

Table ES-7: Mphahlele Project Opex Summary

Item	Units	Underground (Year 2031)
RoM ore mined	(Mt)	1.59
Mining Opex	(ZAR/t RoM)	829
Processing Opex	(ZAR/t RoM)	230
G&A Opex	(ZAR/t RoM)	244
SIB Opex	(ZAR/t RoM)	53
Smelting and Refining Opex	(ZAR/t RoM)	96
Total	(ZAR/t RoM)	1 452

The Opex for the underground operations has been derived from first principles and zero-based budgeting processes. The Opex for the underground operations is seen to have an accuracy of ±25%.

A general contingency of 5% is included in the Opex in Table ES-7.

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ES9:	Permitting Requirements

[SR4.3(iv)]

The NOMR for the Mphahlele Project was granted based on a valid and approved Environmental Management Plan Report (EMPr). The proposed changes to the approved Mphahlele Environmental Impact Assessment (EIA) and EMPr will need to reflect the changed project description, which will require environmental authorization prior to construction commencing. An application for a Water Use Licence (WUL) for the required water uses needs to be made. The relevant specialist studies will need to be updated accordingly.

The anticipated closure liability for the various aspects is based on work in the 2020 FS. No rehabilitation and closure plan has been developed for the project and closure risks have not yet been identified. The end of LoM closure costing is based on preliminary conceptual closure criteria with an estimated liability for the project aspects (ZAR361m in June 2021). SRK is of the opinion that this is the correct order of magnitude for the estimate; this will be refined as the project develops. Material risks that could influence the closure quantum include:

•	Post closure water management, which may or may not include requirements for post closure water treatment;

•	Availability and quality of stockpiled soils to be used as covers on the residue facilities; and

•	Requirements for complex covers on residue facilities.

ES10:	Key Risks and Opportunities

[SR5.7(i)]

Key Risks for the Mphahlele Project

Key risks to the Mphahlele Project that require management intervention to mitigate their negative impacts are:

•	Environmental issues - The approved EIA/EMP does not include linear infrastructure associated with the proposed mine, estimated at ZAR2.0m. Other early environmental costs amount to an additional ZAR2.0m according to the 2008 feasibility study. A WUL has yet to be obtained;

•	Social issues – Potential disruption of the project due to power struggles within community leadership, as well as high expectations for employment opportunities and other socio-economic benefits;

•	Water-related issues – the Project is located in a water-stressed area, and security of supply of water to the mine from the Lebalelo Water Scheme is a risk;

•	Human resources issues – Escalating wage demands not linked to inflation and lack of suitable accommodation in the area;

•	Artisanal chromite mining:

o	Artisanal mining has taken place immediately north of the project area and may potentially continue in future. Given the close proximity of the two mining operations, it would be difficult to reliably identify the responsible party should a problem arise (e.g., blast damage);

o	Potential project changes may thus be required;

o	The cumulative environmental and social impacts caused by the two mining operations adjacent to each other will require accurate environmental baseline data and focused mitigation to manage potential for increased community complaints and/or future claims;

•	Mine closure -Material risks that could influence the closure quantum include:

o	Post closure water management, which may or may not include requirements for post closure water treatment;

o	Availability and quality of stockpiled soils to be used as covers on the residue facilities;

o	Requirements for complex covers on residue facilities; and

•	Capex risk – due to the factors described in Section ES5 and Section 1.1, the 2020 FS has been downgraded to a pre-feasibility study level and the Capex is seen to have an accuracy of ±25%.

SRK	Report date: 22 September 2021 Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page x

ES11:	Economic Analysis

[SR5.6, SR5.8]

The Net Present Value (NPV) of the post-tax cash flows for the Mphahlele Project at a range of discount values and other financial indicators, based on the CRU International Ltd (CRU) (2021) prices and ZAR:USD exchange rate, are set out in Table ES-8. Similar results from the use of three-year trailing averages and spot values at 30 June 2021 are included for comparative purposes.

Table ES-8:       Key Financial Results from Mphahlele Project TEM Cash Flow

Item	Units	CRU (2021)	Alternative Price Decks (Section 15)
			Three-year trailing average	Spot (30/06/2021)
NPV
5%	(ZARm)	10 428	12 103	27 548
8.3% (WACC)	(ZARm)	5 467	6 261	16 178
10%	(ZARm)	3 824	4 342	12 376
Other Financial Indicators
Operating margin	(%)	51%	54%	66%
IRR	(%)	18%	18%	30%
Peak funding	(ZARm)	6 121	6 901	6 182
Payback period	(years)	10	10	8
Av. unit cost (incl. Royalty)	(ZAR/t milled)	1 534	1 560	1 692
(U/G – average 2032-2040)	(ZAR/6E oz)	15 807	16 076	17 442

Note:

1.	U/G = underground

Use of the CRU price deck (Table 15.2 Section 15 of the main report) yields a real-terms post-tax NPV8.3% of ZAR5.47bn and an operating margin of 51% and an IRR of 18%. Peak funding of ZAR6.12bn is projected with a payback of ten years. The average LoM steady-state underground operating costs are ZAR1 534/t RoM and ZAR15 807/oz 4E.

With the use of the three-year trailing average price and exchange rate values, a real-terms NPV8.3% of ZAR6.26bn, an IRR of 18% and an operating margin of 54% result. Peak funding of ZAR6.90bn would be required under this price/exchange rate scenario and the pay-back period is shown to be ten years. The average steady-state operating costs are largely unaffected by which price deck is used.

The sensitivity of the Mphahlele Project to changes in Revenue (grade, recovery, price/exchange rate) and Opex are shown in Table ES-9.

Table ES-9:      Mphahlele Project – variation in real NPV at 8.3% WACC based on twin (revenue and operating expenditure) sensitivities

NPV at 8.3%	6E Basket Price	Revenue Sensitivity
All values in ZARm	(USD/oz)	1 521	1 611	1 700	1 789	1 879	1 968	2 058
		-15%	-10%	-5%	0%	5%	10%	15%
Operating Cost Sensitivity	-15%	3 714	4 775	5 829	6 884	7 932	8 978	10 024
	-10%	3 238	4 302	5 357	6 411	7 462	8 508	9 554
	-5%	2 762	3 826	4 885	5 939	6 993	8 039	9 085
	0%	2 283	3 350	4 412	5 467	6 521	7 569	8 615
	5%	1 803	2 874	3 938	4 994	6 048	7 099	8 145
	10%	1 320	2 397	3 462	4 522	5 576	6 630	7 676
	15%	835	1 916	2 986	4 050	5 104	6 158	7 206

ES12:	Conclusions and Recommendations

[SR7.1(ii)]

Mineral Resource estimates

In previous estimates, the MR has been domained based on interpretation of the impact of the serpentinized harzburgite intrusions and the potential impact this has on the mineralization. SRK recommends that this be re-evaluated in future estimates.

Additional drilling on the MR horizon, as planned by SPM, should be undertaken in support of a geostatistical assessment to improve the modeling of the grade continuity and semi-variogram modeling on this horizon.

SRK	Report date: 22 September 2021 Effective Date: 30 June 2021

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Geotechnical data and design

The geotechnical investigation completed for Mphahlele in 2009 was based on logging of core from vertically drilled boreholes and laboratory strength testing to determine the expected geotechnical conditions and provide mine design criteria. An assessment of the available information indicated that the data was of suitable quality to be included in the 2020 FS.

In general, ground conditions in the project area are of a fair quality and at this stage no major geological structures, which could adversely affect stability have been identified. The design aspects were aligned to industry practice and based on sound engineering principles. There are areas where poor ground conditions occur and these should be inspected to confirm that the current support is appropriate.

It is recommended to verify key assumptions used in the design as the mine is established or when data, not available at the time of the study, becomes available.

Ventilation

It is recommended that to mitigate the risk of diesel emission-related occupational diseases, the latest low emission Tier 4 engines should be provided, exhaust catalyst converter systems should be improved and sufficient ventilation at the points of operation should be ensured.

Hydrogeology and Hydrology

SRK recommends annual groundwater numerical model updates with more recent data to enable more reliable predictions of the impacts of dewatering on community water supply boreholes.

Although SPM is a member of the Lebalelo Water Users Association (LWUA) and has applied for a specific daily off-take volume of service water to support the future planned mining tonnages, the LWUA allocation is limited. There may therefore be insufficient raw water for the project, which would need to be supplemented from groundwater boreholes.

Infrastructure

SRK recommends that SPM engages with Eskom to see if the budget quotation process was completed, to reduce the risk of increased quotation fees at the time Eskom is requested to provide the budget quotation.

The mine needs to engage with Eskom to determine whether the Eskom main incoming substation on site can be moved south of the UG2 sub-crop, to reduce the impact from potential open pit mining by others.

Tailings Storage Facility

Geotechnical investigation of the selected Tailings Storage Facility (TSF) site, including test pitting and drilling, will be required to confirm the nature of the underlying strata as part of the detailed design of the facility.

Based on data made available, SRK does not believe that the facility has been designed to ensure full compliance with the Global Industry Standard on Tailings Management requirements (GISTM). Further studies, such as brittle failure analyses and depositional strategies pertaining to the construction of the facility, will need to be undertaken prior to construction of the TSF.

Environmental

The proposed changes to the approved Mphahlele EIA and EMPr will need to reflect the changed project description, which will require environmental authorization prior to construction commencing.

An application for a WUL for the Project will need to be applied for and the relevant specialist studies will need to be updated accordingly.

Social

The Mphahlele Project will in future need to secure and retain the necessary social licence to operate, through maintaining good stakeholder relations and honouring its Social and Labour Plan and other commitments to stakeholders. SPM as the developer of the proposed mine will have to address the same challenges and risks associated with the level of community expectations, legacy of past mining experiences on trust relationships and a complex local governance arrangement as for its existing operations, by adopting an integrated and holistic approach.

SRK	Report date: 22 September 2021 Effective Date: 30 June 2021

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Table of Contents

1	INTRODUCTION			1
	1.1	Registrant		1
	1.2	Terms of reference and purpose of TRS		2
	1.3	Sources of information		3
	1.4	Details of personal inspection		3
	1.5	Qualified Persons		3
		1.5.1 Independence		3
		1.5.2 Consent		4
	1.6	Previous TRS		4
	1.7	Effective Date		4
2	PROPERTY DESCRIPTION			5
	2.1	Location of property		5
	2.2	South African Regulatory Environment		5
		2.2.1	Constitution of the Republic of South Africa Act	5
		2.2.2	The Mineral and Petroleum Resources Development Act	5
		2.2.3	The Mineral and Petroleum Resources Development Amendment Bill	6
		2.2.4	The Mining Charter	6
		2.2.5	Mineral and Petroleum Resources Royalty Act	7
		2.2.6	Income tax	7
		2.2.7	Carbon tax	7
		2.2.8	South African Environmental Legislation	7
	2.3	Mineral Rights		11
		2.3.1	BEE/HDSA Ownership of Rights	11
		2.3.2	Mining Rights	11
		2.3.3	Chromite Rights	12
		2.3.4	Prospecting Rights	12
		2.3.5	Surface Rights	12
		2.3.6	Land Claims	12
		2.3.7	Legal Proceedings	12
	2.4	Property encumbrances and permitting requirements		14
	2.5	Significant Factors and Risks affecting access, title		14
	2.6	Royalty interest in the property		15
3	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			16
	3.1	Topography, elevation and vegetation		16
	3.2	Access		16
	3.3	Climate		16
	3.4	Infrastructure availability, including bulk services, personnel and supplies		16
4	HISTORY			17
	4.1	Previous Operations, Operators		17
	4.2	Exploration and development work		17
5	GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT			19
	5.1	Regional, local and project geology		19
		5.1.1	Merensky Reef Layer	25
		5.1.2	UG2 Chromitite Layer	25
		5.1.3	Geological Structures	26
	5.2	Deposit type		26
6	EXPLORATION			28
	6.1	Exploration (other than drilling)		28
	6.2	Drilling and Sampling		28
	6.3	Hydrogeology characterization		29
	6.4	Geotechnical data, testing and analysis		30
		6.4.1	Core logging	30
		6.4.2	Laboratory testing	31
		6.4.3	Rock mass classification	31
	6.5	Property plan with drill hole locations		32

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7	SAMPLE PREPARATION, ANALYSES AND SECURITY			33
	7.1	On-site sample preparation methods and quality control measur		33
	7.2	Sample preparation, assaying and laboratory procedures		33
	7.3	Quality control procedures and quality assurance actions		33
		7.3.1	1 October 2007 NI 43-101 QA/QC Report	34
		7.3.2	QA/QC insertion subsequent to 1 October 2007	34
	7.4	Adequacy of sample preparation, security and analytical procedures		37
	7.5	Unconventional analytical procedures		38
8	DATA VERIFICATION			38
	8.1	Data verification procedures applied		38
	8.2	Limitations in data verification		38
	8.3	Adequacy of data		38
9	MINERAL PROCESSING AND METALLURGICAL TESTING			39
	9.1	Nature of mineral processing, metallurgical testing and analytical procedures		39
		9.1.1	Introduction	39
		9.1.2	Radiometric Sorting (Rados) Test Work	39
		9.1.3	Milling and Flotation Test Work	40
		9.1.4	Test work Interpretation and Plant Circuit Selection	41
	9.2	Representivity of test samples		41
	9.3	Testing laboratory and certification		42
	9.4	Plant recovery and deleterious factors/elements		42
	9.5	Adequacy of data		42
10	MINERAL RESOURCE ESTIMATES			43
	10.1	Key assumptions, parameters and methods used to estimate mineral resources		43
		10.1.1	Mineral Resource cut	43
		10.1.2	Wireframe modeling	44
		10.1.3	Compositing	46
		10.1.4	Data statistics and capping	46
	10.2	Mineral Reseource estimation		51
	10.3	Mineral Resource classification criteria		61
	10.4	Reasonable Prospects of Economic Extraction (RPEE)		63
	10.5	Mineral Resource Statement		66
		10.5.1	Reconciliation of Mineral Resources	69
	10.6	Metal or mineral equivalents		69
11	MINERAL RESERVE ESTIMATES			70
	11.1	Key assumptions, parameters and methods used to estimate Mineral Reserves		70
	11.2	Mineral Reserve estimates		71
	11.3	Cut-off grade calculation		74
	11.4	Mineral Reserve classification criteria		74
	11.5	Metal or mineral equivalents		75
	11.6	Risk Factors to Mineral Reserve estimates and Modifying Factors		75

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12	MINING METHODS			76
	12.1	Geotechnical and hydrogeological parameters relevant to mine designs		76
		12.1.1	Stope hangingwall conditions	76
		12.1.2	Performance of in-stope pillar	77
		12.1.3	Monitoring of critical excavations	77
		12.1.4	Verification of rock mass data	77
		12.1.5	Validation of support performance	77
	12.2	Production rates, mine life, mining dimensions, mining dilution/recovery factors		77
		12.2.1	Production rate	77
		12.2.2	Mine life	78
		12.2.3	Mining dimensions	78
		12.2.4	Mining dilution/recovery factors	78
	12.3	Access, underground development and backfilling		78
		12.3.1	Mine access	79
		12.3.2	Development	80
		12.3.3	Mining method	81
		12.3.4	Backfilling	84
		12.3.5	Ventilation	84
		12.3.6	Service infrastructure	87
	12.4	Required mining fleet, machinery and personnel		87
		12.4.1	Mining equipment	87
		12.4.2	Manpower	88
	12.5	Final mine outline		89

13	PROCESSING AND RECOVERY METHODS	90

13.1	Description of flowsheet	90

13.1.1	RoM ore handling	90
13.1.2	Secondary crushing	90
13.1.3	Primary milling	90
13.1.4	Primary Rougher Flotation	90
13.1.5	Secondary Milling	92
13.1.6	Secondary Rougher Flotation	92
13.1.7	Primary Cleaner Flotation	92
13.1.8	Secondary Cleaner Flotation	92
13.1.9	Concentrate Dewatering	92
13.1.10	Concentrate Filtration	92
13.1.11	Tailings Dewatering and disposal	92
13.1.12	Water distribution	92
13.1.13	Reagents	92
13.1.14	Metal Accounting and Sampling	92

13.2	Plant throughput and design, specifications	93

13.2.1	General RoM Characteristics	93
13.2.2	Rados Design Criteria	93
13.2.3	Crushing (Primary)	93
13.2.4	Primary Milling	94
13.2.5	Primary Rougher Flotation	94
13.2.6	Primary Cleaner Flotation	94
13.2.7	Secondary Milling	94
13.2.8	Secondary Rougher Flotation	94
13.2.9	Secondary Cleaner Flotation	95
13.2.10	Concentrate Thickening and Dispatch	95
13.2.11	Tailings Disposal	95
13.2.12	Reagents	95

13.3	Requirements for energy, water, consumables and personnel	95

13.4	Non-commercial process or plant design	96

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14	INFRASTRUCTURE	97

14.1	Surface infrastructure	97

14.1.1	Surface infrastructure map	97
14.1.2	Portal boxcuts	97

14.2	Underground infrastructure	97

14.2.1	Underground dewatering	97

14.3	Underground workshops	97

14.4	Electrical Infrastructure	100

14.4.1	Bulk power supply	100
14.4.2	Internal power supply reticulation	101
14.4.3	Control and Communications	102

14.5	Bulk water supply	102

14.5.1	Oliphant’s River Water Resources Development Project (ORWRDP)	102
14.5.2	Wellfields water supply	102
14.5.3	Potable water supply	102
14.5.4	Water management systems including storm water	103
14.5.5	Water holding facilities	103

14.6	Storm water management infrastructure	103

14.7	Tailings Disposal	103

15	MARKET STUDIES	106

15.1	Historical prices	106
15.2	Uses for metals produced	107
15.3	Market – Supply and Demand	107

15.3.1	CRU Report (July 2021)	108

15.4	Agency relationships, commodity price projections	108

15.4.1	Agency relationships	108
15.4.2	Three-year trailing average and spot prices	109
15.4.3	CRU Price/Fx projections	109

15.5	Material contracts	110

15.5.1	Concentrate refining/smelting	110
15.5.2	Mining contracts	112

16	ENVIRONMENTAL STUDIES, PERMITTING, COMMUNITY AGREEMENTS	113

16.1	Socio-economic Setting	113
16.2	Project Description	113
16.3	Results of environmental studies	113
16.4	Requirements and plans for waste and tailings disposal and water management	114

16.4.1	Tailings disposal	114
16.4.2	Water Management	114

16.5	Project permitting requirements and reclamation bonds	114

16.5.1	Future authorizations, licences and permit requirements	114
16.5.2	Approved EMPr	114
16.5.3	Future permit requirements	114
16.5.4	Social and Labour Plan	114
16.5.5	Social aspects	115

16.6	Agreements with local communities	116

16.7	Mine closure plans and associated costs	116

16.8	Adequacy of plans to address compliance and permitting	117

16.8.1	Main water issues	117
16.8.2	Other environmental issues	117
16.8.3	Social issues	117

16.9	Commitments for local procurement and hiring	118

17	CAPITAL AND OPERATING COSTS	119

17.1	Capital and Operating Costs	119

17.1.1	Capital Costs	119

17.2	Operating Costs	120
17.3	Risks with engineering estimation methods	122

17.3.2	Operating Costs Risks	122

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18	ECONOMIC ANALYSIS	123

18.1	Key assumptions, parameters and factors	123

18.1.1	Concentrator Feed	123
18.1.2	Plant Recoveries	123
18.1.3	Commodity Prices and Exchange Rates	123
18.1.4	Operating Costs	124
18.1.5	MPRDA Royalty	124
18.1.6	Taxation and government levies	124
18.1.7	Discount rate	124

18.2	Results of economic analysis	124

18.2.1	Annual cash flow forecasts	124
18.2.2	Economic viability measures	129

18.3	Sensitivity analysis	129

18.3.1	Discussion of results	130

18.4	Economic analysis in an initial assessment	130

19	ADJACENT PROPERTIES	131

19.1	Public disclosure of adjacent property	131
19.2	Source of information	132
19.3	Non-verified information	132
19.4	Adjacent property information	132

19.4.1	Limpopo Project	132
19.4.2	Zondernaam Project	133
19.4.3	Lesego Platinum Project	133

20	OTHER RELEVANT DATA AND INFORMATION	135

20.1	Project implementation	135

20.1.1	Key project objectives	135
20.1.2	Execution methodology	135
20.1.3	Safety, Health and Environment and Quality (SHEQ)	136
20.1.4	Organization and staffing	136
20.1.5	Implementation schedule	138

20.2	Occupational Health and Safety	140
20.3	Risk assessment	140

20.3.1	Introduction	140
20.3.2	Development of Understanding of Risk Profile	140
20.3.3	Risk Assessment Approach	140
20.3.4	Description of Specific Risk Elements	142
20.3.5	Potential economic impact of COVID-19	146
20.3.6	Risk assessment results	146
20.3.7	Opportunities	147

21	INTERPRETATION AND CONCLUSIONS	149

21.1	Exploration, Data and Mineral Resources	149
21.2	Hydrogeology	149
21.3	Mineral Processing	149
21.4	Mining	149

21.4.1	Geotechnical parameters relevant to mine design	149
21.4.2	Ventilation	150

21.5	Processing and Recovery Methods	150
21.6	Infrastructure	150

21.6.1	Surface and underground infrastructure	150
21.6.2	Electrical infrastructure	150
21.6.3	Bulk water supply	150
21.6.4	Storm water management	150
21.6.5	Tailings	151

21.7	Environmental	151
21.8	Social	151
21.9	Capital costs	151
21.11	Principal issues identified from risk assessment	152
21.12	Opportunities	152

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22	RECOMMENDATIONS	153

22.1	Geological interpretation, modeling and exploration	153
22.2	Hydrogeology and Hydrology	154
22.3	Geotechnical data and design	154
22.4	Ventilation	155
22.5	Mineral Processing, Metallurgical Testing and Recovery Methods	155
22.6	Infrastructure	155

22.6.1	Surface and underground infrastructure	155
22.6.2	Electrical infrastructure	155
22.6.3	Tailings	155

22.7	Environmental and Permitting	155

22.7.1	Once-off environmental management and monitoring set-up costs	155
22.7.2	Ongoing environmental management, monitoring and reporting	156

22.8	LoM closure liability calculations	157
22.9	Post-closure environmental management, monitoring and reporting	156
22.10	Social	157

23	RELIANCE ON INFORMATION PROVIDED BY REGISTRANT	158

24	REFERENCES	159

24.1	Documents provided by the Company	159
24.2	Public Domain Documents	159

25	DATE AND SIGNATURE PAGE	161

SRK	Report date: 22 September 2021 Effective Date: 30 June 2021

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List of Tables

Table 2.1:	Co-ordinates of Mphahlele	5
Table 2.2:	Summary table of the PGM Assets, Mineral Rights and Surface Rights	11
Table 4.1:	Summary of historical development	17
Table 6.1:	Summary of laboratory tests conducted	31
Table 6.2:	MRMR for the Merensky and UG2 orebodies	32
Table 7.1:	Summary of reference material results	35
Table 7.2:	Statistics on Lakefield Genalysis anomalous umpire assays	36
Table 7.3:	Statistics on Lakefield Genalysis umpire assays	36
Table 7.4:	Statistics on standards submitted to Genalysis	37
Table 9.1:	Average head grade from samples	40
Table 9.2:	UG2 composite sample work indices	40
Table 10.1:	Statistics of the grade variables for the full width composites per seam	46
Table 10.2:	Statistics of the estimated metal accumulation variables for the full width composites per seam	46
Table 10.3:	Estimation of grid dimensions	52
Table 10.4:	UG2 semi-variogram model parameters	56
Table 10.5:	Search pass strategy	56
Table 10.6:	Geological loss discount factors applied to the Mineral Resource reporting	61
Table 10.7:	Commodity price and exchange rate assumptions for cut-off calculations	63
Table 10.8:	Parameters used in the cut-off calculations for the MR and UG2 Reefs (based on underground mining methods)	64
Table 10.9:	SRK audited PGM INCLUSIVE attributable Mineral Resource statement, effective 30 June 2021	67
Table 10.10:	SRK audited PGM EXCLUSIVE attributable Mineral Resource statement, effective 30 June 2021	68
Table 10.11:	Mphahlele Mineral Resource Comparison	69
Table 11.1:	Modifying factors for the Mphahlele Project	70
Table 11.2:	Geotechnical design criteria (UG2 mine design)	70
Table 11.3:	Pillar extraction based on factor of safety with increasing depth below surface	71
Table 11.4:	SRK audited PGM Mineral Reserves for Mphahlele Project at 30 June 2021 (attributable to SPM)	73
Table 11.5:	Mphahlele Mineral Reserve Comparison	74
Table 11.6:	Cut-off calculation parameters in mine design	74
Table 12.1:	Summarized design aspects and methodology employed	76
Table 12.2:	Summary of mine design criteria	76
Table 12.3:	Support design for development excavations	76
Table 12.4:	Stoping and total dilution	78
Table 12.5:	Portal excavation dimensions	79
Table 12.6:	Development dimensions and advance rates	80
Table 12.7:	Mine/ventilation design parameters (UG2)	85
Table 12.8:	UG2 ventilation infrastructure	86
Table 12.9:	Equipment complements	87
Table 12.10:	Mining manpower complement at steady state (UG2)	88
Table 13.1:	General RoM characteristics	93
Table 13.2:	Rados criteria	93
Table 13.3:	Crushing criteria	93
Table 13.4:	Primary milling criteria	94
Table 13.5:	Primary rougher flotation criteria	94
Table 13.6:	Primary cleaner and recleaner flotation criteria	94
Table 13.7:	Secondary milling criteria	94
Table 13.8:	Secondary rougher flotation criteria	94
Table 13.9:	Secondary cleaner, recleaner and re-recleaner flotation criteria	95
Table 13.10:	Concentrate criteria	95
Table 13.11:	Tailings disposal criteria	95
Table 13.12:	Reagents criteria	95
Table 14.1:	Electrical loads at full production	101

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Table 15.1:	Three-year trailing average and spot values at 30 June 2021	109
Table 15.2:	CRU price deck (CRU, 2021; UBS, 2020)	111
Table 17.1:	Capital Estimate Summary and Schedule	119
Table 17.2:	Capitalised Operating Costs	119
Table 17.3:	Major capital items (excluding contingency)	120
Table 17.4:	Capex Contingencies	120
Table 17.5:	Mining Opex for Block A and Block B (in 2031 for illustrative purposes)	121
Table 17.6:	Concentrator Opex (2031 used for illustrative purposes)	121
Table 17.7:	TSP circuit Opex	121
Table 17.8:	G&A Opex	122
Table 18.1:	Derivation of the USD-denominated WACC for SPM	124
Table 18.2:	Production parameters (2021 to 2035)	125
Table 18.3:	Production parameters (2036 to 2050)	126
Table 18.4:	Real terms cash flow parameters (2021 to 2035)	127
Table 18.5:	Real terms cash flow (2036 to 2050)	128
Table 18.6:	Key financial results from Mphahlele TEM Cash Flow	129
Table 18.7:	TEM – variation in real NPV8.3% based on twin (4E basket price and exchange rate) sensitivities)	129
Table 18.8:	TEM – variation in real NPV8.3% based on twin (revenue and Opex) sensitivities	130
Table 18.9:	TEM – variation in real NPV8.3% based on twin (Capex and Opex) sensitivities	130
Table 19.1:	Mineral Resource statement for Sibanye-Stillwater’s Limpopo Project at 31 December 2020	133
Table 19.2:	Mineral Resource statement for Sibanye-Stillwater’s Zondernaam Project at 31 December 2020	133
Table 19.3:	Mineral Resource statement for the Lesego Platinum Project at August 2018	134
Table 20.1:	Preliminary target implementation dates	138
Table 20.2:	Likelihood of events occurring	141
Table 20.3:	Severity/Consequences of the risk	141
Table 20.4:	Risk ratings	142
Table 20.5:	Assets Risk Assessment summary (before and after mitigation, as appropriate)	147
Table 22.1:	Summary exploration budget for 2022 to 2040 (all amounts in ZARm)	153
Table 22.2:	Estimated initial environmental set-up costs	156
Table 22.3:	Estimated annual environmental management costs – operational phase	156
Table 22.4:	Estimated annual environmental management costs – post closure	157

SRK	Report date: 22 September 2021 Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page xx

Table of Figures

Figure 1.1:	SPM – simplified corporate structure and interests in PGM assets	2
Figure 1.2:	Isometric view of UG2 Mine Design	2
Figure 2.1:	Locality plan of SPM’s PGM Assets and Mphahlele Project in South Africa	13
Figure 2.2:	Locality of Mphahlele and extent of Mineral Rights	14
Figure 4.1:	Aeromagnetic survey, reduced to the pole residual total field	18
Figure 5.1:	Regional geology of the Bushveld Complex and its country rocks	21
Figure 5.2:	Local geology and stratigraphy	22
Figure 5.3:	Stratigraphic section of the Critical Zone stratigraphy to the local stratigraphy at Mphahlele	23
Figure 5.4:	Schematic cross section	24
Figure 5.5:	MR and UG2 grade distributions	27
Figure 6.1:	Geotechnically-logged drill hole positions across the Mphahlele mining area	30
Figure 6.2:	Drill hole collar locations relevant to the MR and UG2	32
Figure 7.1:	Scatter plot of 4E umpire assays	37
Figure 10.1:	Plan view of interpreted fault and lineaments overlain on the first vertical derivative of the aeromagnetic survey	44
Figure 10.2:	Plan view of the faulted UG2 and MR vein (seam) model coloured by face dip	45
Figure 10.3:	Histogram of composite grades for the MR	47
Figure 10.4:	Histogram of composite grades for the UG2	48
Figure 10.5:	Histogram of composite metal accumulations for the MR	49
Figure 10.6:	Histogram of composite metal accumulations for the UG2	50
Figure 10.7:	Box plots of composite grades for the MR (left) and UG2 (right)	51
Figure 10.8:	Scatter plot for the UG2 PGM and Au metal accumulation	53
Figure 10.9:	Experimental semi-variograms and cross semi-variograms for the UG2 PGM and Au accumulations	54
Figure 10.10:	Experimental semi-variograms and cross semi-variograms for the UG2 base metal accumulations	55
Figure 10.11:	Experimental semi-variograms for the UG2 density and thickness	55
Figure 10.12:	Plan view of grade estimates for the MR	57
Figure 10.13:	Plan view of grade estimates for the UG2	58
Figure 10.14:	Plan view of PGM grade estimates for the UG2	59
Figure 10.15:	Plan view of vertical thickness of the MR and UG2	60
Figure 10.16:	Plan view of Mineral Resource classification assigned to the Merensky and UG2	63
Figure 10.17:	Grade tonnage curves for the MR and UG2	65
Figure 11.1:	Portion of Mineral Resources converted to Mineral Reserves	72
Figure 11.2:	UG2 grades	73
Figure 12.1:	LoM mining schedule	78
Figure 12.2:	Mining areas (on UG2)	79
Figure 12.3:	Schematic portal layout	80
Figure 12.4:	Development naming conventions (isometric view)	81
Figure 12.5:	Mine design connections (plan view)	81
Figure 12.6:	Schematic UG2 mining layout (cross section)	82
Figure 12.7:	Schematic UG2 mining layout (longitudinal section)	83
Figure 12.8:	Planned rib pillar recovery	84
Figure 12.9:	High-level structure for the mining department	88
Figure 12.10:	Final mine outline	89
Figure 13.1:	Process flow diagram for concentrator	91
Figure 14.1:	Surface layout	98
Figure 14.2:	Layout of Portal A – surface infrastructure	99
Figure 14.3:	Layout of Portal B – surface infrastructure	100
Figure 14.4:	Candidate sites for TSF	104
Figure 14.5:	Site layout (at selected Site 2)	105
Figure 15.1:	Five-year historical USD/oz price graphs for 6E PGMs	106
Figure 15.2:	Five-year historical USD/lb prices for Cu and Ni	106
Figure 15.3:	Five-year historical ZAR:USD exchange rate	107
Figure 15.4:	CRU’s Pt, Pd and Rh supply-demand outlook	108
Figure 15.5:	CRU’s PGM nominal price outlook	109
Figure 18.1:	Annual mill feed	123
Figure 19.1:	Location map of properties adjacent to Mphahlele	131
Figure 20.1:	Preliminary organization chart	136
Figure 20.2:	Preliminary project schedule	139

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page 1

1	INTRODUCTION

[§229.601(b)(96)(iii)(B)(2)]

1.1	Registrant

[§229.601(b)(96)(iii)(B)(2)(i)] [SR1.1(i), SR5.1(i)]

Sedibelo Platinum Mines Ltd (SPM, also referred to as the Company), a limited public company with its registered office in the Channel Island of Guernsey, is involved in the exploration, development, operation and processing of Platinum Group Metals (PGM) mineral deposits in the Bushveld Complex (BC) in South Africa. These include the operating Pilanesberg Platinum Mine (PPM) and the Sedibelo, Magazynskraal, Kruidfontein and Mphahlele Projects.

A simplified corporate structure for SPM, formerly Platmin Limited (Platmin), with its various PGM deposits is shown in Figure 1.1. The shareholders and interests held in SPM are Pallinghurst Ivy Lane S.a.r.l. (Pallinghurst, 27.6%), Bakgatla Ba-Kgafela Tribe (BBKT, 25.7%), Industrial Development Corporation of South Africa (IDC, 15.7%), Pallinghurst EMG African Queen LP, Ridgewood Investments Mauritius Pte Ltd and Investec Bank Limited (collectively Investors, 16.5%) and Rustenburg Platinum Mines Ltd (RPM, 5.4%), with the remaining 9.1% held by various minority shareholders. Platmin Limited delisted from the Toronto Stock Exchange in Canada and requested that its shares be suspended on the JSE Limited (JSE) in South Africa in December 2011.

SPM has a 75% indirect interest in the Mphahlele PGM Project, with the remainder held by a grouping of Historically Disadvantaged South Africans (HDSAs), which includes the Mphahlele Traditional Community.

This Technical Report Summary (TRS) deals with SPM’s Mphahlele PGM Project (also referred to as Mphahlele, or the Project), which envisages the production from two underground mining blocks, A and B (Figure 1.2).

An integrated feasibility study for the exploitation of the Mphahlele Project was completed in December 2020 (the 2020 FS). While the engineering designs for the mining, surface infrastructure, underground infrastructure and ventilation were done to a feasibility study level of confidence, certain aspects do not satisfy the SK1300 requirements of a feasibility study, as follows:

•	The mine design was changed to allow for partial pillar reclamation on retreat (pre-feasibility study status);

•	The concentrator plant capacity was increased from 115 ktpm to 125 ktpm to allow for processing of all Run-of-Mine (RoM) ore if the Rados plant (refer to Section 9.1.2 for an explanation of the Rados technology) is not available;

•	The capital estimate for the plant was based on a repriced bill of quantities (BOQ) for an 80 ktpm plant which was adapted from the 2009 study and then factored for the 115 ktpm and 125 ktpm plant capacities. These capital estimates include contingencies that are >10% [not at feasibility study status];

•	Permitting requirements are identified but not finalized. Environmental and social impact studies and specialist studies still have to be conducted based on the project design [pre-feasibility status];

•	Closure planning is limited to a description of the likely activities to be undertaken without any closure risk assessment or detailed closure planning [pre-feasibility status];

•	Geotechnical drilling is still required at the boxcuts and along the decline spines for detailed design purposes [pre-feasibility study status]; and

•	Geotechnical assessment is required for foundation designs at the sites for the plant and tailings storage facility [pre-feasibility study status].

Since the level of confidence in an engineering study is as good as the lowest common denominator, the above aspects indicate the Mphahlele Project should be classified as a pre-feasibility study in terms of Table 1 to Paragraph (d) in SK1300 [§229.1302(d)]. This implies a Capital expenditure (Capex) and Operating expenditure (Opex) accuracy of ±25% and overall project contingency of ≤15% should be achieved.

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

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1.2	Terms of reference and purpose of TRS

[§229.601(b)(96)(iii)(B)(2)(ii)] [SR1.1(i)]

Terms of Reference

SPM commissioned SRK Consulting (South Africa) (Pty) Ltd (SRK) to compile this Technical Report Summary of the Mphahlele Project according to Item 601 of the United States Securities and Exchange Commission’s (SEC’s) Subpart 1300 of Regulation S-K (SK1300), under the Securities Act of 1933 and the Securities Exchange Act of 1934.

MPHAHLELE PGM PROJECT Simplified Corporate Structure and interests in PGM Assets	Project No. 576060

Figure 1.1:    SPM – simplified corporate structure and interests in PGM assets

MPHAHLELE PGM PROJECT Isometric view of UG2 Mine Design	Project No. 576060

Figure 1.2:    Isometric view of UG2 Mine Design

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

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Purpose

This report is the first Technical Report Summary for SPM’s Mphahlele Project and supports the disclosure of Mineral Resources and Mineral Reserves at 30 June 2021. The Mineral Resources and Mineral Reserves have been prepared and reported according to the requirements of the SAMREC Code (2016 Edition), which is consistent with CRIRSCO’s International Minerals Reporting Code Template adopted by SK1300.

This TRS report is compiled to support SPM’s proposed filing of a prospectus with the SEC as part of a registration statement.

Compliance

This report uses a shorthand notation to demonstrate compliance with Item 601 of Regulation SK1300 and disclosure requirements of the SAMREC Code, as follows:

•	[[§229.601(b)(96)(iii)(B)(2)] represents sub-section (iii)(B)(2) of section 96 of CFR 229.601(b) (“Item 601 of Regulation S-K”); and

•	[SR1.1] represents item 1.1 - Property Description of Table 1 of the SAMREC Code (2016 Edition).

No previous TRS for the Mphahlele Project has been filed, so that no update of a previous TRS is applicable.

1.3	Sources of information

[§229.601(b)(96)(iii)(B)(2)(iii)]

Sources of information and data used in the preparation of the TRS are included in Section 24.

SPM has confirmed in writing that to its knowledge, the information provided by it to SRK was complete and not incorrect, misleading or irrelevant in any material aspect. SRK has no reason to believe that any material facts have been withheld.

1.4	Details of personal inspection

[§229.601(b)(96)(iii)(B)(2)(iv)] [SR1.1(iii)]

SRK has conducted inspection visits to the Mphahlele Project, as follows:

•	Inspection of the project area, drilling programme and core storage shed by a Principal Resource Geologist employed by SRK on 4 August 2007;

•	Inspection of the core yard and selected core intersections by a Principal Resource Geologist employed by SRK on 13 March 2008;

•	Inspection of project area and selected drill core in the core storage yard by a Senior Resource Geologist employed by SRK on 22 October 2013. The logging and sampling of selected drillholes was validated against the drillhole logs and database; and

•	Inspection of the site and surrounding areas by an Associate Consultant employed by SRK- on 22 October 2013.

Other than the small-scale artisanal mining along the chromitite seams immediately north of the UG2 subcrop, there has not been any activity on the Mphahlele Project since 2013. Since no physical exploration work of any form has been conducted on the property since these dates, SRK considers these site visits to still be relevant.

1.5	Qualified Persons

[§229.1302(b)(1)(ii)] [SR7.1(i), SR9.1(i)(ii)]

This report was prepared by SRK Consulting (South Africa) (Pty) Ltd, a third-party consulting firm comprising mining experts in accordance with §229.1302(b)(1). SPM has determined that SRK meets the qualifications specified under the definition of qualified person in §229.1300.

References to the Qualified Person, or QP, in this report are references to SRK Consulting (South Africa) (Pty) Ltd and not to any individual employed at SRK.

1.5.1	Independence

Neither SRK nor any of its employees or associates employed in compiling this TRS for the Mphahlele Project, nor any directors of SRK, have at the date of this report, nor have had within the previous two years, any shareholding in the Company, SPM’s subsidiary companies, Kelltech Limited, Pallinghurst, BBKT, PPM, the PPM-Sedibelo-Magazynskraal, Mphahlele and Kruidfontein Projects, SPM’s other PGM assets, any of the Company’s Advisors, or any other pecuniary, economic or beneficial interest, or the right to subscribe for such interest, whether direct or indirect, in the Company, SPM’s subsidiary companies, Kelltech Limited, Pallinghurst, BBKT, PPM, the PPM-Sedibelo-Magazynskraal, Mphahlele and Kruidfontein Projects, SPM’s other PGM assets, any of the Company’s advisors or the outcome of the work. Consequently, SRK considers itself to be independent of the Company, its directors, senior management and Advisors.

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

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1.5.2	Consent

SRK has given, and has not withdrawn, its written consent for the inclusion of this TRS report in any documentation in support of SPM’s proposed filing of a prospectus with the SEC as part of a registration statement.

1.6	Previous TRS

[§229.601(b)(96)(iii)(B)(2)(v)]

This is the first TRS for the Mphahlele Project to be filed by SPM in support of the reporting of Mineral Resources and Mineral Reserves for the project.

1.7	Effective Date

[§229.1302(b)(iii)(3)] [SR9.1(iii)]

The effective date of the TRS is 30 June 2021, which satisfies the SK1300 requirement of a current report.

The life-of-mine (LoM) plans and associated technical and economic parameters (TEPs) included in the techno-economic model (TEM) all commence on 1 July 2021.

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

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2	PROPERTY DESCRIPTION

[§229.601(b)(96)(iii)(B)(3)]

2.1	Location of property

[§229.601(b)(96)(iii)(B)(3)(i)] [SR1.2(i)]

Mphahlele is in the northern part of the eastern limb of the Bushveld Complex in the Limpopo Province of South Africa. The Project is located within the Lepelle-Nkumpi Local Municipality and Capricorn District Municipality, 5 km southeast of Lebowakgomo, some 70 km east of the town of Mokopane and 50 km south of Polokwane (Figure 2.1). The Project is located mainly on the farm Locatie van M’Phatlele 457KS; a small section of the mine access and plant road (and associated power and water services corridor) will be located on the remaining extent of the farm Voorspoed 458KS.

Various formal and informal villages under the authority of the Bakgaga Ba Mphahlele Tribal Authority with associated crop fields and grazing lands occur in the surrounding areas.

The densely populated areas are located north and west of the mineralized area, and do not represent an impediment to future exploitation of the resource. The proposed project area is mainly rural and sufficient land is available for infrastructure, plant and tailings dams. The predominant land uses within and adjacent to the project include residential areas, subsistence dry land agriculture, small-scale commercial agriculture and livestock grazing.

The co-ordinates for the Mphahlele Project, taken as the centre of Portal A, are shown in Table 2.1.

Table 2.1:    Co-ordinates of Mphahlele

Projection: TM (WGS System) Ellipsoid: WGS 1984 LO 29 East
WGS29 Co-ordinates		Geographical Co-ordinates
Y	X	Latitude	Longitude
-59 768.0320	+2 693 880.1968	24º20’50.21”S	29º35’20.31”E

2.2	South African Regulatory Environment

[§229.601(b)(96)(iii)(B)(2)(iv)] [SR1.2, SR1.5, SR1.6, SR4.3(iv), SR5.5]

A brief overview of the regulatory environment in South Africa within which SPM operates and which affects the Mphahlele Project is summarized below.

2.2.1	Constitution of the Republic of South Africa Act

Section 24 of The Bill of Rights in the Constitution of the Republic of South Africa Act No. 108 of 1996 affords every citizen the right:

•	To an environment that is not harmful to their health or well-being;

•	To have the environment protected, for the benefit of present and future generations, through reasonable legislative and other measures that;

o	Prevent pollution and ecological degradation;

o	Promote conservation; and

o	Secure ecologically sustainable development and use of natural resources while promoting justifiable economic and social development.

The Constitution is the supreme law of the Land, all conduct and legislation inconsistent with its contents is unlawful and will be set aside.

2.2.2	The Mineral and Petroleum Resources Development Act

The Mineral and Petroleum Resources Development Act No 28 of 2002 (MPRDA) was promulgated by the South African Parliament during July 2002 and came into effect on 1 May 2004. The MPRDA is the key legislation in governing prospecting and mining activities within South Africa. It details the requirements and processes which need to be followed and adhered to by mining companies. The Department of Mineral Resources and Energy (DMRE) is the delegated authority to deal with all mining related applications and the designated authority to administer this act.

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Effective Date: 30 June 2021

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Under the MPRDA, new order prospecting rights (NOPRs) are initially granted for a maximum period of five years and can be renewed once upon application for a further period of up to three years. New order mining rights (NOMRs) are valid for a maximum period of 30 years and can be renewed on application for further periods, each of which may not exceed 30 years. A wide range of factors and principles, including proposals relating to black economic empowerment (BEE), social responsibility and evidence of an applicant’s ability to conduct mining optimally, will be pre-requisites for the approval of such applications.

Key requirements under the MPRDA are:

•	A social and labour plan (SLP) which sets out a company’s commitments relating to Human Resources (HR) and socio-economic development;

•	A Mine Works Programme (MWP) which provides a summary of the mining operation;

•	Proof of technical and financial competence; and

•	An Environmental Authorization granted, with an approved environmental management programme (EMP) in terms of National Environmental Management Act No. 107 of 1998 (NEMA).

Holders of NOMRs could have these suspended or cancelled by the Minister of Mineral Resources and Energy if such holders are deemed to be non-compliant with the empowerment requirements of the MPRDA.

All mines are required to make financial provision for the rehabilitation, closure and ongoing post decommissioning management of negative environmental impacts. Environmental liability provisioning in the South African mining industry is a requirement of the NEMA and must be agreed with the relevant regulatory authorities (mainly DMRE and the Department of Human Settlements, Water and Sanitation, DHSWS). In general, the financial provision can be made up through one or more of an insurance policy, a bank guarantee or a trust fund, based on the estimated environmental rehabilitation cost should the mine have to close immediately. The South African Revenue Service (SARS) approves contributions into a trust fund as a tax benefit. Guarantees may be required for the shortfall between the amount available in trust funds and the total estimated closure liability.

2.2.3	The Mineral and Petroleum Resources Development Amendment Bill

The Minister of Mineral Resources and Energy proposed to cabinet that the MPRDA amendment bill be scrapped.

2.2.4	The Mining Charter

To provide guidance to the mining industry regarding the fulfilment of the broad-based black economic empowerment requirements (B-BBEE), the Mining Charter was published by the DMRE on 1 May 2004 (Charter I). Charter I embraced a range of criteria against which prospecting and Mining Right Applications (MRAs) and conversion applications would be considered. These criteria included issues such as Human Resources Development (HRD), employment equity, procurement, community and rural development and ownership of mining assets by HDSAs. Charter I required that mining companies achieve 26% HDSA ownership of mining assets by 1 May 2014.

The DMRE introduced the Amended Mining Charter (Charter II) in 2010 which contained guidelines which envisaged, inter alia, that mining companies should achieve 40% HDSA demographic representation at board level by 2014.

A third version of the Mining Charter was published in June 2017 (Charter III) but was challenged by the Chamber of Mines (now referred to as Minerals Council South Africa) and subsequently withdrawn. Following consultation by the DMRE with the Minerals Council South Africa, unions and interested parties, Charter III was issued for public comment in June 2018. Following a period of public comment, the Charter III was gazetted on 27 September 2018. General legal consensus is that Charter III is an improvement on the June 2017 version but there are far reaching changes and the compliance obligations are more onerous and stringent than set out in Charter II. Among the proposed changes are a minimum 30% HDSA ownership for a new mining right, comprising 5% for qualifying employees, 5% for host mine communities and 20% for a BEE partner, of which 5% should preferably be for women. There are also prescribed procurement targets to be phased in over a period of five years.

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

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2.2.5	Mineral and Petroleum Resources Royalty Act

[SR1.6(i)]

The Mineral and Petroleum Resources Royalty Act No 28 of 2008 was enacted on 1 May 2009 (Royalty Act) and came into effect on 1 May 2010. The Royalty Act embodies a formula-derived royalty rate regime since it provides necessary relief for mines during times of difficulties (low commodity prices or marginal mines) and allows the fiscus to share in the benefits during time of higher commodity prices. As the final product can be either refined or unrefined, two separate formulae are given. Both formulae calculate the royalty rate based on a company’s earnings before interest and taxes (referred to as EBIT) and its aggregate gross sales for the assessment period. While the gross sales figure used in the formulae excludes transportation and handling costs, these are considered in the determination of the EBIT figure. The mineral royalty percentage rates (Y%) are based on the following formulae:

•	Refined Minerals:

•	Unrefined Minerals:

The maximum percentage rates for refined and unrefined minerals are 5.0% and 7.0% respectively. For PGMs to qualify as refined minerals, Schedule 1 of the Royalty Act requires that the PGMs are refined and smelted to a 99.9% purity. According to Schedule 2 of the Royalty Act, PGMs in concentrate at a grade of less than 150 ppm (150 g/t) are in an unrefined state.

Only royalties in terms of the Royalty Act will be applicable.

2.2.6	Income tax

[SR5.6(vii)]

The Company will be subject to income tax in South Africa according to the standard corporate tax rate of 28%.

2.2.7	Carbon tax

The Carbon Tax Act (Act No. 15 of 2019) was gazetted on 23 May 2019 together with the Customs and Excise Amendment Act (Act No. 13 of 2019).

The carbon tax will play a role in achieving the objectives set out in the National Climate Change Response Policy of 2011 (NCCRP) and the National Development Plan (NDP) of 2012 and will contribute towards meeting South Africa’s commitments to reduce greenhouse gas (GHG) emissions. The first phase of the Act will be from 1 June 2019 to 31 December 2022, and the second phase will commence in 2023 and end in 2030.

This tax does not apply to the Mphahlele Project at this stage and is not considered in the economic analysis.

2.2.8	South African Environmental Legislation

This section covers a high-level summary of selected aspects of legislation applicable to the mining industry in South Africa and relevant to SPM’s operations.

The lead agent in implementing environmental legislation in the mining industry is the DMRE.

Key environmental legislation, which is applicable to the South African mining industry, is as follows:

•	NEMA, as regulated by the Department of Environment Forestry and Fisheries (DEFF). This Act over-arches South African environmental legislation and lays down basic environmental principles including duty of care, polluter pays and sustainability. NEMA provides for co-operative environmental governance based on the principles that everyone has the right to an environment that is not harmful to one’s health or well-being and enabling the administration and enforcement of other environmental management laws. Sections 28 (1) and (3) of NEMA set out the duty of care principle, which is applicable to all types of pollution and must consider any aspects of potential environmental degradation. Every person who causes, has caused or may cause significant pollution or degradation of the environment must take reasonable measures to prevent such pollution or degradation from occurring, continuing or recurring, or, in so far as such harm to the environment is authorized by law or cannot reasonably be avoided or stopped, to minimize and rectify such pollution or degradation of the environment. Responsibility for the implementation of NEMA, where the activities directly relate to prospecting, extraction or primary processing of a mineral resource, is delegated to the relevant provincial DMRE office. A series of regulations have been promulgated in terms of NEMA including:

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

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o	NEMA Environmental Impact Assessment (EIA) Regulations, 2014, as amended in 2017: These regulations were developed to regulate the preparation, evaluation, submission, processing and consideration of, and decision on, applications for environmental authorizations for the commencement of listed activities, in order to avoid or mitigate detrimental impacts on the environment, and to optimize positive environmental impacts. EIA Regulation Listing Notices (numbered 1, 2 and 3) identify activities that require Environmental Authorization from a competent authority prior to commencement. Section 23C of NEMA sets out the DMRE is the competent authority for Environmental Authorization where the activities directly relate to prospecting, extraction or primary processing of a mineral resource. Section 54A, introduced by the 2017 amendment, sets out that holders of EMPs and Environmental Authorizations approved prior to December 2014, and which are still in effect, must audit compliance and submit an environmental audit report to the relevant competent authority no later than 7 December 2019;

o	NEMA Regulations pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations, 2015, as amended in 2018: The purpose of these regulations is to regulate the determination and making of financial provision as contemplated in the Act for the costs associated with the undertaking of management, rehabilitation and remediation of environmental impacts from prospecting, exploration, mining or production operations through the lifespan of such operations and latent or residual environmental impacts that may become known in the future. The regulations also include detailed descriptions of the wording required in the documentation to support the provisioning for liability using Bank Guarantees and Trust Funds. They also provide details on the information to be contained in the following plans: annual rehabilitation plan; final rehabilitation, decommissioning and mine closure plan; environmental risk assessment report; and care and maintenance plan;

o	NEMA National Appeal Regulations, 2014, as amended: these regulate the procedure contemplated in section 43(4) of NEMA relating to the submission, processing and consideration of, a decision on an appeal on Environmental Authorizations and Waste Management Licences. The DEFF is competent with regard to appeals made on Environmental Authorizations issued by the DMRE for prospecting, extraction or primary processing of a mineral resource;

•	MPRDA: The MPRDA makes provision for equitable access to and sustainable development of South Africa’s mineral resources. The MPRDA requires that the environmental management principles set out in NEMA shall apply to all mining operations and serves as a guideline for the interpretation, administration and implementation of the environmental requirements at mines. Implementation of the “One Environmental System” from 8 December 2014 removed environmental provisions from the MPRDA and replaced them with the relevant provision in the NEMA. The Minister of Mineral Resources is empowered to issue Environmental Authorizations and Waste Management Licences in terms of the NEMA, and the National Environmental Management: Waste Act No. 59 of 2008 (NEM:WA), respectively, for mining and directly related activities. The amendment of any right, work programme, EMP or Environmental Authorization issued in terms of NEMA is subject to consent of the Minister of Mineral Resources and Energy;

•	MPRDA Mineral and Petroleum Resources Development Regulations, 2004: the Regulations provide guidance and interpretation, as well the ‘prescribed manner’ of implementing and administering many requirements of the MPRDA. Although the environmental provisions of the Regulations have not been repealed, they are of no effect as the environmental requirements of the MPRDA were replaced by NEMA;

•	National Environmental Management: Biodiversity Act (10 of 2004) (NEM:BA): The NEM:BA seeks amongst other things, to manage and conserve biological diversity, to protect certain species and ecosystems, to ensure the sustainable use of biological resources and to promote the fair and equitable sharing of benefits arising from bio-prospecting involving those resources. The NEM:BA includes a regulation related to the management of threatened and protected species (2007). A similar regulation is applied to Threatened Ecosystems. NEM:BA has a set of norms and standards for the development of management plans for both species (e.g., Threatened or Migratory Species) and ecosystems (Endangered or Critically Endangered). Alien and Invasive Species Regulations were published in 2014 which identify categories of alien and invasive species and define restricted activities with respect to the different species categories;

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

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•	National Environmental Management: Protected Areas Act (57 of 2003) (NEM:PAA): Protected areas such as nature reserves and special nature reserves are declared and managed in terms of NEM:PAA. Depending on the nature of the protected area, certain activities (such as mining) may require Ministerial consent or be prohibited outright. The Act also aims to promote the sustainable use of protected areas and the participation of local communities in such areas. In addition, it provides for the continued existence of the South African National Parks;

•	National Environmental Management: Air Quality Act (39 of 2004) (NEM:AQA): NEM:AQA regulates atmospheric pollution and repealed the Atmospheric Pollution Prevention Act. The Act came into full effect on 1 April 2010 and entrusts the DEFFA with the task of preventing pollution and ecological degradation, while at the same time promoting justifiable economic and social development. The Minister is the licensing authority where the listed activity relates to a prospecting, mining, exploration or production activity as contemplated in the MPRDA. Penalties and criminal sanctions are imposed for non-compliance with NEM:AQA;

•	A list of activities, which require atmospheric emission licenses, and the minimum emission standards for these listed activities has been published. These include the permissible amount, volume, emission rate or concentration of that substance or mixture of substances that may be emitted into the atmosphere and the manner in which measurements of such emissions must be carried out. The consequences of the listing of these activities are that no person may, without a provisional atmospheric emission licence or an atmospheric emission license, conduct an activity listed on the list anywhere in the Republic or listed on the list applicable in a province anywhere in that province. It must be shown that the best practical means are being employed to limit air pollution before these licences will be issued:

o	NEM:AQA National Atmospheric Emission Reporting Regulations, 2015: regulate the reporting of data and information from an identified point, non-point and mobile sources of atmospheric emissions to an internet-based National Atmospheric Emissions Inventory System towards the compilation of atmospheric emission inventories. Mines are listed as Group C emission sources and must provide data per the Regulations;

o	NEM:AQA National Greenhouse Gas Emission Reporting Regulations (NGER), under section 53(A), (o) and (p) of NEM:AQA, were instituted in 2017 (Government Notice Regulation (GNR) 275 of 2017). The regulations provide a list in Annexure 1 of activities and operations that are required to report their GHG emissions through a national system. NGER classifies data providers as follows:

•	Category A: any person in control of or conducting an activity marked in the Category A column above the capacity given in the threshold column of the table in Annexure 1 to these Regulations;

•	Category B: any organ of state, research institution or academic institution, which holds GHG emission data or activity data relevant for calculating GHG emissions relating to a category identified in the table in Annexure 1 to these Regulations;

o	NEM:AQA National Pollution Prevention Plans Regulations 2017: prescribe the requirements that pollution prevention plans of greenhouse gases declared as priority air pollutants need to comply with in terms of section 29(3) of the NEM:AQA. Coal mining is the only mining process currently detailed as a Production Process;

•	National Environmental Management: Waste Act (59 of 2008): NEM:WA came into effect on 1 July 2009 and seeks to encourage the prevention and minimization of waste generation, whilst promoting reuse and recycling of the waste and only consider disposal of waste as a last resort. It provides for the licensing of waste management activities. The NEM:WA was amended (with effect from 2 September 2014) to have jurisdiction over residue stockpiles and residue deposits at mines. The Minister of Mineral Resources is the licensing authority where a waste management activity is, or is directly related to prospecting, extraction, primary processing of a mineral resource or residue stockpiles and residue deposits. A series of regulations have been promulgated in terms of NEM:WA including:

o	NEM:WA Regulations regarding the Planning and Management of Residue Stockpiles and Residue Deposits (2015), as amended in 2018: These regulations were developed to regulate the planning and management of residue stockpiles and residue deposits from a prospecting, mining, exploration or production operation. The Regulations specify that a competent person must recommend the pollution control measures suitable for a specific RSRD based on a risk analysis;

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o	NEM:WA Waste Classification and Management Regulations (2013): These regulations require that waste generators ensure that the waste they generate be classified in accordance with SANS 10234 within 180 days of generation (Chapter 2, 4(2)). If the waste is to be disposed of to landfill, the waste must be assessed in accordance with the Norms and Standards for Assessment of Waste for Landfill Disposal (Chapter 2 (8)1) (a);

o	NEM:WA National Norms and Standards for the Remediation of Contaminated Land and Soil Quality (2014): The purpose of these norms and standards is to: provide a uniform national approach to determine the contamination status of an investigation area; limit uncertainties about the most appropriate criteria and method to apply in the assessment of contaminated land; and provide minimum standards for assessing necessary environmental protection measures for remediation activities.

•	National Water Act (Act 36 of 1998) (NWA), as regulated by the DHSWS. Chapter 4 of the NWA stipulates that water uses (abstraction, storage, waste disposal, discharge, controlled activities, removal of underground water and alteration to watercourses) must be licensed, unless it is listed in Schedule 1, is an existing lawful use, is permissible under a general authorization, or if a responsible authority waives the need for a licence. There are transitional arrangements to enable permits under the former 1956 Water Act to be converted into water use licences (WULs). The competency for decisions on WULs for activities directly related to prospecting, extraction, primary processing of a mineral resource or RSRD remains with the DHSWS. The Act NWA also has requirements relating to duty of care, pollution control, protection of water resources (Regulation 704 relates to mines), dam safety (for dams with a capacity greater than 50 000 m3 and a dam wall higher than 5 m) and water-use tariffs;

o	NWA: Regulations on use of Water for Mining and Related Activities aimed at the Protection of Water Resources, 1999: The purpose of these Regulations is to regulate the use of water during mining and related activities to ensure the protection of water resources;

o	NWA Regulations Regarding the Procedural Requirements for Water Use Licence Applications and Appeals, 2017: The purpose of these Regulations is to prescribe the procedure and requirements for water use licence applications (WULAs) as contemplated in Section 41 of the NWA;

•	National Heritage Resources Act (Act 25 of 1999) (NHRA) regulated by South African Heritage Resource Agency or relevant Provincial departments where established. This Act controls sites of archaeological or cultural significance. Such sites must be investigated and, where necessary, protected for the nation. Procedures for the relocation of graves are also given;

•	Hazardous Substances Act (Act 15 of 1973) regulated by the Department of Health. This Act controls the declaration of hazardous substances and control of declared substances. It allows for regulations relating to the manufacturing, modification, importation, storage, transportation and disposal of any grouped hazardous substance;

•	Environmental Conservation Act (Act 73 of 1989) (ECA), as regulated by DEFFA and DHSWS. The environmental authorization sections of the Act (Section 21) were repealed by the NEMA EIA Regulations with effect from 3 July 2006. The waste sections of this Act (Section 20) were repealed and replaced by the NEM: WA, which came into effect on 1 July 2009;

•	Mine Health and Safety Act (Act 29 of 1996) and amendments (MHSA), regulated by the DMRE. This Act deals with the protection of the health and safety of persons in the mining industry but has some implications for environmental issues due to the need for environmental-health monitoring within mine operations; and

•	National Forests Act (84 of 1998) (NFA): Enforced by DEFFA, the NFA supports sustainable forest management and the restructuring of the forestry sector, as well as protection of indigenous trees in general.

The DEFF, and its provincial authorities, the DHSWS and DMRE departments are key stakeholders in the approvals process. The DMRE is ultimately responsible for decision making with regards Environmental Authorizations in terms of NEMA and Waste Management Licences in terms of the NEM:WA. The DHSWS remains responsible for Water Use Licensing and the DEFF (or the local municipality if capacity is available) is competent for Atmospheric Emissions Licences on mines.

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Under the One Environmental System, each of the Ministers of Environment, Forestry and Fisheries, Human Settlement, Water and Sanitation and Mineral Resources are empowered to designate Environmental Management Inspectors (EMI). EMIs can be designated to apply NEMA and any of the specific environmental management Acts (including the NWA, NEM:WA, NEM:AQA etc). All these EMIs potentially have a mandate with respect to environmental matters at mines and thus the right to monitor and enforce compliance with the laws for which they have been designated. Offences are defined in each of NEMA and the specific environmental management Acts. A lack of compliance with the relevant legislation could lead to the closure of an operation, the suspension of authorizations or prosecution and ultimately the implementation of penalties. The penalties provided for in NEMA, and the specific environmental management Acts, generally include a fine not exceeding ZAR10 million or imprisonment for a period not exceeding ten years, or to both such fine and such imprisonment. It is generally considered more likely that the authorities would issue a directive possibly coupled with a fine. The directive indicates which legislation is being contravened and describes the time period in which the operation must comply. An operation would then be required to present a plan, including timing, to achieve compliance. Directives related to environmental issues, specifically WULs in terms of Section 21 of the NWA and authorization in terms of NEMA, are being issued more frequently than was historically the case, and legal action is being taken against individuals, including directors, responsible for non-compliance with legislative requirements.

2.3	Mineral Rights

[§229.601(b)(96)(iii)(B)(2)(ii)-(iv)] [SR1.1(ii), SR1.2(ii), SR1.5(iv)]

SRK has reviewed the information provided by SPM and is satisfied that the extent of the property described in the various rights are consistent with the maps and diagrams received from SPM.

SPM has confirmed to SRK that all legal information in this TRS is accurate and SPM’s title to the mineral rights held over Mphahlele Project is valid.

2.3.1	BEE/HDSA Ownership of Rights

The total percentage held by BBKT (the BEE partner) directly and indirectly in SPM is 30.55%.

In addition, the local community has a 5% free-carry interest in the Mphahlele Project.

These shareholdings satisfy the target requirements of BEE/HDSA ownership of mining assets as prescribed by the Charter III. SPM is therefore fully compliant with the BEE ownership requirements of the Mining Charter with respect to the Mphahlele Project.

2.3.2	Mining Rights

[SR1.5(i)-(iii), (v)]

A NOMR has been awarded for the Mphahlele Project but not executed, with pertinent information summarized in Table 2.2 and shown in Figure 2.2.

Table 2.2:          Summary table of the PGM Assets, Mineral Rights and Surface Rights

Mineral Rights and Properties	Minerals Included in NOPR/NOMR	Holder of Mineral Rights	Interest Held	Status	Licence Expiry Date	Licence Area (ha)	Comments
NOMR LP30/5/1/2/2/87MR awarded: The farm Locatie van M’Phatlele 457KS	PGMs, Au, Ag, Cu, Ni Cr excluded	Tameng	75%	Development	02/2038	11 725.0951	Feasibility study completed, NOMR not yet executed. SURFACE RIGHTS: Surface is state-owned land.

Notes:

NOMR = new order mining right

The MWP for the Project will have to be revised to reflect the new development strategy and resubmitted to the DMRE for approval.

The SLP for the Project is out of date and will have to be revised. The various aspects to be considered in this revision are discussed in Section 16.

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2.3.3	Chromite Rights

The chromite (Cr2O3) rights over the Mphahlele Project area are not held by SPM but were granted to the Mphahlele Community Development Trust (MCDT). Any chromite that is mined incidentally by the Project from the UG2 ores or that ends up in the tailings therefore belongs to the MCDT.

Some limited artisanal open pit mining has occurred along the trace of the chromite seams (presumed to be the LG6) north of the UG2. The likelihood of two separate mining activities occurring simultaneously in close proximity has to be considered in both the design of surface infrastructure and operating procedures.

2.3.4	Prospecting Rights

[SR1.5(i)]

The Company does not hold any prospecting rights over or in the vicinity of the Mphahlele Project.

2.3.5	Surface Rights

[SR1.5(i)]

The Constitutional Court ruled on 25 October 2018 that the Company had not exhausted the internal processes provided for in terms of Section 54 of the MPRDA with respect to right of access to the farm Wilgespruit (the P-S-M Project which is the subject of a separate TRS). The remedies under Section 54 must be exhausted before one can approach the court for an eviction order. SPM advised further that one of the recommendations from the final report of the presidential advisory panel on land reform and agriculture is that rights in terms of communal land must be vested in residents of communal areas rather than in traditional councils.

These findings represent a possible risk to the Mphahlele Project in the Company’s ability to secure the right of access to the surface. Once the Company has decided to proceed with the development of the Project, it will have to initiate consultation with affected communities in conjunction with the tribal authorities.

SRK understands that the surface rights are held by the State in trust for the local community. Although the surface area required for mining is not currently held by the Company, the Company believes award of this should be a formality.

2.3.6	Land Claims

[SR1.5(iv)]

SPM has advised that it is not aware of any current land claims over the Mphahlele Project.

2.3.7	Legal Proceedings

[SR1.5(iv)]

SPM has confirmed to SRK that there are currently no legal proceedings that might influence the integrity of the Mphahlele Project, the right to prospect for or exploit minerals or the declaration of Mineral Resources and Mineral Reserves.

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PPM-Sedibelo-Magazynskraal PGM Project Locality plan of SPM’s PGM Assets and PPM-Sedibelo-Magazynskraal Project in South Africa	Project No. 576060

Figure 2.1:             Locality plan of SPM’s PGM Assets and Mphahlele Project in South Africa

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29°35'0"E
29°40'0"E
29°45'0"E
24°20'0"S
24°25'0"S
MORGENZON
WARMBERG
ROOIDRAAI
GOEDEHOOP
GOUDMYN
YZERMYN
SCHILDPADNEK
NAAUWPOORT
BOOMPLAATS
MIDDELKOP
GROOTHOEK
WITGAT
BAKENKOP
KATKLOOF
KAFFERNEK
DIEPSLOOT
TIGER
FONTEINPLAATS
N
MOLSGAT
ZONDERNAAM
TABAKPLAATS
GROOTDRAAI
VOORSPOED
MPHALELE 457 KS
NOMR LP 30/5/1/2/2/87 MR
LOCATIE VAN M'PHATLELE
DAL JOSAPHAT
DOORNVLEI
KOPPIESKRAAL
Olifants
VLEIPLAATS
SPELONK
DOORLOOP
ZUIPING
GOVERNMENT GROUND
ZAAIKLOOF
KOPPIESDAM
STOFPOORT
PRAMKOPPIES
0 1.25 2.5 5 Kilometres
EERSTE REGT
MOOIPLAATS
BADFONTEIN
WONDERBOOM
MIDDELIN
LEGEND
Anglo Platinum
Anglo Platinum/ARM JV
Anglo Platinum/Bafokeng JV
Platmin
Lonmin
Lonmin/Anglo Platinum JV
Miscellaneous
X-strata/Anglo Platinum JV
Implats
Implats/ARM/Misc/JV
Road
Railway
River
Town
29°30'0"E
30°30'0"E
24°30'0"S
MPHAHLELE PROJECT
Zebediela
Ndgotto
JV

MPHAHLELE PGM PROJECT Locality of Mphahlele and Extent of Mineral Rights	Project No. 576060

Figure 2.2:           Locality of Mphahlele and extent of Mineral Rights

2.4	Property encumbrances and permitting requirements

[§229.601(b)(96)(iii)(B)(3)(v)]

Approved Environmental Management Plan Report

The NOMR for the Mphahlele Project was awarded based on a valid and approved Environmental Management Plan Report (EMPr).

Future Permit Requirements

The proposed changes to the approved Mphahlele EIA and EMPr will reflect the changed project description, which will require environmental authorization prior to construction commencing.

2.5	Significant Factors and Risks affecting access, title

[§229.601(b)(96)(iii)(B)(3)(vi)]

SPM is not aware of any servitude that needs to be negotiated with any surface owners outside of the property areas.

Mining companies in South Africa are exposed to typical mining industry risks associated with rising costs, labour wage demands, resource nationalization and social licence to operate.

Additional country risk is raised through legislative uncertainty, political interference and bureaucratic ineptitude.

SPM has confirmed to SRK that there are currently no legal proceedings that might influence the integrity of the Mphahlele Project, the right to prospect for or exploit minerals or the declaration of Mineral Resources and Mineral Reserves.

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2.6	Royalty interest in the property

[§229.601(b)(96)(iii)(B)(3)(vii)] [SR1.6(i)]

As the Company has a 75% interest in the Mphahlele Project, 25% of projected after-tax operating profits after redemption of Capex would accrue to the BEE partner.

Royalties in terms of the Royalty Act are payable to the Government. Based on information provided to SRK, royalties in terms of the Royalty Act on PGM and base metal revenue for the Project received by the Company will need to be calculated according to the refined minerals formula.

The Mphahlele study assumed that the PGM concentrate would be toll treated through the Impala smelter in terms of the existing agreement between SPM and Impala.

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3	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

[§229.601(b)(96)(iii)(B)(4)]

3.1	Topography, elevation and vegetation

[§229.601(b)(96)(iii)(B)(4)(i)] [SR1.1(ii)]

The regional topography varies between 900 m and 1 100 mamsl with the Strydpoort Mountains located to the north. The project area is a flat plain sloping very gently towards the Chunies River, which flows almost parallel to the southern boundary of the property.

The area is covered by scrub with scattered trees interspersed with arable lands. The land is only used for scattered subsistence farming and grazing of cattle. Woodlands are found towards the south of the Project.

Due to the high concentration of people, wildlife in the project area, except for birds and small reptiles, is limited.

3.2	Access

[§229.601(b)(96)(iii)(B)(4)(ii)] [SR1.1(ii), SR5.4(i)(ii)]

Sealed all weather roads provide access to within a few kilometres of the project area and link it directly to Polokwane and Mokopane.

Many tracks off the main roads provide easy access to the project area.

3.3	Climate

[§229.601(b)(96)(iii)(B)(4)(iii)] [SR1.1(ii)]

The climate of the Project area is typical of the South African Highveld, comprising warm to hot summers and cool to cold winters. Maximum temperatures in summer are between 28ºC and 32ºC, whilst minimum temperatures during winters rarely reach below −4ºC. Winters are dry and sunny.

Precipitation is usually in the form of thunderstorms during summer. These sudden downpours pose some risk of flooding in low-lying areas, but precautionary measures are routine on most operations. The average annual rainfall varies from 380 mm to 700 mm, with the peak of the rainy season occurring in January. Potential evaporation figures greatly exceed the mean annual precipitation. The predominant wind directions for the study area are from the east and north.

The moderate climate means that exploration and mining operations can be undertaken throughout the year, with no extraordinary measures required.

3.4	Infrastructure availability, including bulk services, personnel and supplies

[§229.601(b)(96)(iii)(B)(4)(iv)] [SR5.4(i)(ii)]

There is currently no infrastructure on site.

Polokwane, the provincial capital of the Limpopo Province, Mokopane and Lebowakgomo provide urban amenities and, along with local villages, provide for sources of skilled and unskilled labour for future operations.

Power and telecommunications are readily available. A temporary power supply of 5 MVA at 33 kV was installed in 2010 and connection fees are paid each month. Bulk power supply to the mine will be at 132 kV from a new Eskom supply point. SPM applied in 2017 for a supply of 46.6 MVA building up to 51 MVA.

The DHSWS is currently increasing the supply of water to the area for both mining and agriculture by the building of the De Hoop Dam and allowing additional water to be made available from the Flag Boshielo Dam.

The Olifants River Joint Water Forum (ORJWF) is the body that was formed to ensure the distribution and development of the water resources in the Steelpoort, Groothoek and Mogalakwena areas. A Memorandum of Agreement has been signed with the DHSWS for the development of water systems to the ORJWF area. The design and construction of the pipeline from the Flag Boshielo Dam to Pruizen will commence once the takeoff agreements have been signed by all the affected parties. The raw water supply will consist of a takeoff along the Flag Boshielo/Pruizen line at a point called Immerpan. The water will be pumped approximately 30 km to the Baobab operation (Sibanye Platinum Limpopo) and then 18 km to the Mphahlele Project.

Polokwane International Airport is located 5 km north of Polokwane. It opened in 1996 on the site of a former air force base.

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4	HISTORY

[§229.601(b)(96)(iii)(B)(5)] [SR1.4(i)-(iv)]

4.1	Previous Operations, Operators

[§229.601(b)(96)(iii)(B)(5)(i)]

The project is still at a development stage, thus there are no historical operations.

Johannesburg Consolidated Investments Ltd (now Anglo Platinum) drilled 24 drill holes in the 1970s - 1980s.

Tameng Mining & Exploration Holdings (Pty) Ltd (Tameng) undertook an airborne magnetic and radiometric survey in 2004. Between February 2004 and June 2008, Tameng drilled 220 drill holes inclusive of deflection holes.

Platmin (now SPM) acquired a controlling interest in Tameng in 2007 and completed a feasibility study in December 2009. The mine design was modified in 2019 to allow crushing and Rados screening on surface, targeting 105 ktpm RoM ore.

4.2	Exploration and development work

[§229.601(b)(96)(iii)(B)(5)(ii)]

The exploration history of the project area is summarized in Table 4.1.

Table 4.1: Summary of historical development

Date	Activity	Comments
Prior to 1966	Regional mapping by South African Geological Survey, as well as regional aeromagnetic and gravity surveys that form part of public domain data.
Early 1970s – late 1980s	AngloPlats (formerly Johannesburg Consolidated Investments, “JCI”) undertook exploration, including 24 bore holes.	Collar information acquired from CGS but no access to drill logs or assay results
2002	Mineral rights offered for tender
Nov 2002	Prospecting Permit awarded to Tameng Mining & Exploration Holdings (Pty) Ltd	Platmin[1] (SPM) held 26.2% beneficial interest in Mphahlele
Jan 2004	Airborne magnetic and radiometric survey completed	Colour aerial photographs used to create a digital terrain model
Sept 2004	Platmin (SPM) acquired a further interest from Ashanti Goldfields Cayman Limited
Sept 2006	Prospecting Permit converted to NOPR in terms of MPRDA
Jan 2007	Transaction completed with Moepi (BEE partner) whereby Platmin (SPM) acquired increased stake in Mphahlele in return for issue of shares in Boynton Investments (Pty) Ltd (Boynton) to Moepi.	Platmin (SPM) held 54.29% indirect beneficial interest in Mphahlele.
Feb 2004 to June 2008	Drilling programme comprising 220 drillholes (71 822 m – 54 455 m mother holes and 9 181 m of deflections) completed. Assay results for 199 drillholes	Represents 161 and 267 assayed intervals through MR and UG2 respectively Additional 38 MR and 101 UG2 intervals from start-up blocks assayed.
Dec 2007	Application for NOMR reference LP30/5/1/2/2/87MR submitted.
Feb 2008	NOMR LP30/5/1/2/2/87MR awarded
Jan 2009	Financial guarantee for environmental rehabilitation provided to DMRE.
Dec 2009	A feasibility study on the Mphahlele project is completed.
2010 - 2011	Critical review of the feasibility study and re-engineering of key components undertaken.
Dec 2016	Underground mine layout redesigned to cater for underground crushing and Rados screening.	Study completed to a Prefeasibility Study (PFS) level of confidence
2019	Mine design modified to allow crushing and Rados screening on surface, targeting 105 ktpm RoM.	Feasibility Study (FS) not completed
Dec 2020	Updated FS for Mphahlele at 125 ktpm RoM ore issued	Extracts UG2 only.
Dec 2020 to Feb 2021	Mine design and schedules revised to include production from Merensky
May to Jun 2021	Mine design and schedules revised to allow for partial pillar reclamation on retreat (UG2 mining only)	PFS level of confidence

Note:

1 Sedibelo Platinum Mines Ltd (SPM) is also referred to as SPM.

Previous work over the property included regional mapping by the South African Geological Survey (now the Council for Geoscience), on which the published geological sheets were based, as well as regional aeromagnetic and gravity surveys that now form part of the public domain data set.

Tameng undertook magnetic and radiometric geophysical surveys over the Mphahlele property in 2004. Colour aerial photographs were used to generate a digital terrain model of the area. The interpreted aeromagnetic results reduced to the pole residual total field is shown in Figure 4.1. The first vertical derivative magnetic map clearly delineated the stratigraphy of the Critical and other BC zones and also the eastern contact close to the Wonderkop fault (see Figure 10.1).

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Tameng completed 220 drill holes with 306 deflections in four phases between 2004 and 2008. Locality plans of the drill hole collars are shown in Figure 6.2.

MPHAHLELE PGM PROJECT Magnetics: Reduced to the Pole residual total field	Project No. 576060

Figure 4.1:             Aeromagnetic survey, reduced to the pole residual total field

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5	GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT

[§229.601(b)(96)(iii)(B)(6)

5.1	Regional, local and project geology

[§229.601(b)(96)(iii)(B)(6)(i) (ii)] [SR2.1(i)-(iv)]

The Bushveld Complex (BC) of South Africa (Figure 5.1) is the world’s largest and hence the most important repository of the PGMs in the world, with an exposed surface area of some 67 000 km2. The sub-outcrop areal extent describes a broad ellipse and, when viewed in plan, measures approximately 200 km and 370 km along the north-south and east-west axes, respectively. This geological phenomenon consists of a massive ultramafic-mafic layered intrusion, or more likely a series of interconnected intrusions, and a suite of associated granitoid rocks intrusive into the early Proterozoic Transvaal Basin within the north-central Kaapvaal Craton. This suite of associated granitoid rocks is a penecontemporaneous series of granitic rocks, termed the Lebowa Granite Suite (LGS) and felsic extrusive rocks of the Rooiberg Group (RG), which occur in the central area between the Eastern and Western Limbs of the BC. The ultramafic-mafic layered rocks collectively referred to as the Rustenburg Layered Suite (RLS) occur in five so-called lobes, namely the Western, Far Western, Eastern, Northern and Southern (Bethal) lobes. The mafic layered portion of the BC (i.e., the RLS) is 2 055 million years (Ma) old and is probably the largest layered mafic complex on earth. The magmatic layering of the RLS is remarkably consistent and can be correlated throughout most of the BC.

The RLS is divided into five major stratigraphic units, as follows:

•	The lowermost Marginal Zone ranges in thickness from several metres to several hundred metres and comprises a heterogeneous succession of generally unlayered basic rocks dominated by norites.

•	Ultramafic rocks dominate the Lower Zone. The most complete exposures are in the northeastern part of the Eastern Limb where there are a series of cyclically layered units of dunite-harzburgite. These vary in thickness with the thinnest units developed over structural highs in the basin floor.

•	The Critical Zone contains the economic platinum resources of the BC.

The Lower Critical Zone is dominated by pyroxenite with interlayered harzburgite and chromitite seams and is restricted to the central part of the Eastern Limb.

The Upper Critical Zone is recognisable throughout the Eastern and Western Limbs and consists of layered pyroxenites, norites, anorthosites and chromitites. The layering occurs on a variety of scales and may be regular to highly irregular in aspect.

Chromitite layers occur in three distinct groupings; the Lower Group (LG) seams occur in the Lower Critical Zone, the Middle Group (MG) series straddle the contact between the Lower and Upper Critical Zones, and the Upper Group (UG) layers occur within the Upper Critical Zone. PGMs occur in sub-economic concentrations in association with chromitite layers in the Lower Critical Zone. The two most economically significant PGM mineralized layers of the BC, namely the MR and the UG2, are continuous over hundreds of kilometres. The PGMs include varying proportions of Pt, Pd, Rh, Ru, Ir and Os, as well as elevated concentrations of Au, Ni, Cu and Co as base metal sulfides.

•	The Main Zone is the thickest unit within the RLS and comprises approximately half the RLS stratigraphic interval. It consists of gabbro-norites with some anorthosite and pyroxenite layering. Banding or layering is not as well developed as in the Critical and Lower Zones.

•	The Upper Zone is dominated by gabbros with some banded anorthosite and magnetite. There is no chilled contact with the overlying rhyolite and granophyres of the LGS.

The true thickness of the RLS varies from 7 000 m to 12 000 m. The Marginal Zone is highly variable in thickness whilst the Lower Zone is restricted to isolated trough-like bodies located around the base of the RLS. The Main and Upper Zones are laterally more persistent, and these zones comprise more than 60% by volume of the RLS. The continuity of the Critical Zone is intermediate between that of the Lower Zone and Main/Upper Zones.

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It is generally accepted that, rather than the BC being a single body, it comprises several overlapping lopolith-shaped intrusions. The similarity of geology across large areas within each of the lobes, particularly the sequence of igneous layering that includes both the Merensky Reef (MR) and the Upper Group Chromitite 2 (UG2) Reef is probably indicative of simultaneous differentiation and replenishment of a basaltic magma under essentially identical conditions. The dip of the igneous layering is generally shallow and towards the centre of the complex.

Post-BC sedimentary successions of the Waterberg Group and Karoo Supergroup, as well as more recent alluvial deposits of Holocene age, cover large parts of the BC.

The Mphahlele deposit is situated along the east-west trending, northern part of the Eastern Limb of the BC. The PGM mineralization occurs within the UG2 and the MR, lying within the Upper Critical Zone of the RLS. The typical stratigraphy of the RLS and at Mphahlele is shown in Figure 5.3.

The rocks of the Main Zone and the upper parts of the Critical Zone underlie the Mphahlele project. The main structural controls of the northern parts of the Eastern Limb are the Wonderkop and Dwarsrand faults which traverse the Mphahlele project (Figure 5.2). East of the project, in the vicinity of the Lebowa Platinum Mine (previously known as Atok), the igneous stratigraphy is shallow dipping with a northwesterly strike. West of the faulted region, the Critical Zone trends east-west and on the Mphahlele project dips at an average of 51°, which increases to near vertical, 20 km to the west at Lonmin Platinum’s Limpopo mine.

The main Mineral Resource block of the Mphahlele project is underlain by the Main Zone and the Critical Zone of the RLS (see the stratigraphic column in Figure 5.2). There are no outcrops of either reef because a large alluvial fan emanating from the hills of Transvaal sediments to the north covers the Critical Zone on the Mphahlele project. Aeromagnetic data indicate that the MR and the UG2 continue for an estimated strike length of almost 8 km through the Mphahlele area (Figure 5.2) and terminate to the east against floor lithologies of Magaliesberg Quartzite that have been dragged against the Wonderkop Fault.

The two reefs are separated on average by 120 m of stratigraphy (190 m vertical separation) (Figure 5.4). The lateral extent of both reef horizons within the project area is approximately 8 km along strike, and have been modelled over a vertical extent of approximately 2 km. The depth extent of the reefs has not been tested by drilling and is open at depth.

Both the MR and UG2 exhibit disturbances that include potholing and the intrusion of pegmatoid, Iron-Rich Ultramafic Pegmatoids (IRUPs) and serpentinized harzburgite bodies. The main harzburgite intrusion has not been intersected by drilling but the smaller apophyses emanating from this severely affect the MR.

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MPHAHLELE PGM PROJECT Regional geology of the Bushveld Complex and its country rocks	Project No. 576060

Figure 5.1:             Regional geology of the Bushveld Complex and its country rocks

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MPHAHLELE PGM PROJECT Local geology and stratigraphy (source: SPM)	Project No. 576060

Figure 5.2:           Local geology and stratigraphy

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MPHAHLELE PGM PROJECT Stratigraphic section of the Critical Zone stratigraphy to the local stratigraphy at Mphahlele	Project No. 576060

Figure 5.3:            Stratigraphic section of the Critical Zone stratigraphy to the local stratigraphy at Mphahlele

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MPHAHLELE PGM PROJECT Schematic cross section	Project No. 576060

Figure 5.4:          Schematic cross section

The major sulfide minerals present are pyrrhotite, pentlandite, chalcopyrite and pyrite with base metal sulfides (bornite, chalcocite, digenite, covellite, violarite and bravoite) in some areas. PGMs in the MR are contained within a complex set of minerals including the arsenide species, sperrylite (PtAs2) and the sulfide species, braggite ((Pt,Pd,Ni S), laurite (PdS2) and cooperite (PtS), as well as tellurium and bismuth bearing minerals such as michnerite (Pd,Pt)BiTe, merenskyite (Pd,Pt)(Te,Bi)2 and moncheite (Pt,Pd)(Te,Bi)2.

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5.1.1	Merensky Reef Layer

The MR on the Project is similar to that elsewhere in the northern portion of the Eastern Limb of the BC. The MR occurs within the 3 m to 6 m thick feldspathic pyroxenite layer (the Merensky Pyroxenite), between a hangingwall of norite-anorthosite and a footwall of norite. Two thin chromitite stringers are present; an upper stringer, 20 cm to 25 cm from the hangingwall contact, and a lower stringer on or just above the basal contact. Both chromitite stringers are typically discontinuous, unlike in other areas of the BC.

Three Merensky Pyroxenite Facies types have been identified: the “A” Facies that occupies the western half of Mphahlele, the “B” Facies to the east while the “C” Facies is central to the two:

•	The Merensky Pyroxenite A Facies stratigraphic unit averages 9.3 m in thickness and comprises a medium- to coarse-grained, poikilitic feldspathic pyroxenite with a lensoidal and discontinuous chromitite stringer developed near the upper contact termed the Merensky Upper Chromitite. This stringer varies from 1 to 4 mm in thickness. The upper portion is coarser-grained and contains serpentinized olivine, which is termed the Merensky Olivine Pyroxenite, often highly decomposed with a strongly developed joint fabric, with the result that this contact represents a significant plane of weakness. A thin irregular chromitite stringer (1 to 4 mm thick) may be present on or just above the lower contact, termed the Merensky Lower Chromitite. A pyroxene pegmatoid, some 0.20 m to 0.7 m thick with disseminated sulfides, is often present on the basal contact;

•	The Merensky Pyroxenite B Facies averages 12.8 m in thickness and consists of fine- to medium-grained feldspathic pyroxenite with the development of the Merensky Upper and Lower Chromitite stringers varying from 1 to 4 mm in thickness; and

•	The Merensky Pyroxenite C Facies stratigraphic unit averages 58.9 m in thickness and contains intercalations of serpentinized harzburgite and dunite, feldspathic pyroxenite, pyroxene pegmatoid, norite, iron-rich ultramafic pegmatoid, chromitite stringers, thin chromitite layers and fragmented lenses of chromitite stringers.

The mineralization within the Merensky Pyroxenite A and B Facies is similar. The highest PGM-base metal concentration occurs towards the top of the Merensky Pyroxenite and is referred to as the M1 value zone. Maximum values occur across or immediately below the Merensky Upper Chromitite and correspond to the highest visible concentrations of sulfides. The M2 value zone occurs towards the base of the Merensky Pyroxenite, often associated with a pyroxene pegmatoid and the Merensky Lower Chromitite, and values may extend into the anorthosite footwall. A considerable thickness of barren Merensky Pyroxenite occurs between the M1 and M2 value zones.

PGM-Ni-Cu mineralization within Merensky Pyroxenite C Facies is of a lower tenor and dispersed throughout the thickened stratigraphic sequence.

The lower unit is narrow and too far removed from the economic zone (disseminated mineralization in the top metre of the pyroxenite) to be exploitable. The bulk of the PGM mineralization is associated with the upper chromitite stringer and here often occurs over wider intervals below the chromitite stringer. On the Mphahlele property, the MR is defined as the mineralization at the top of the Merensky Pyroxenite unit and associated with the upper chromitite stringer. In the absence of a well-defined chromitite stringer, the upper contact of the Merensky Pyroxenite defines the top of the reef for sampling purposes and will ultimately probably be used to identify the top of the reef visually during mining. Consequently, the MR Mineral Resources have been defined around the upper chromitite stringer only (Figure 5.5). Sporadic mineralization is also present within the central parts of the Merensky Pyroxenite, but its erratic distribution precludes its inclusion in the value interval or Mineral Resource.

5.1.2	UG2 Chromitite Layer

The UG2 comprises a coherent chromitite layer with no parting, approximately 1.2 m thick, normally overlying a norite footwall and underlying a feldspathic pyroxenite hangingwall. The hangingwall contact tends to be planar (although often sheared) but the footwall contact undulates, and this can be seen on a small scale in the core. The upper part of the UG2 is fine-grained, granular and devoid of visible sulfides whereas the lower portion is coarse-grained with visible sulfides. The UG2 is subdivided into two facies:

•	The UG2 Upper Facies, an upper, fine-grained, poikilitic massive chromite, sometimes accompanied by fine, disseminated sulfide mineralization; and

•	The UG2 Lower Facies, a lower facies, with a distinctive poikilitic texture, higher silica content, sulfide-rich oikocrysts and significant disseminated sulfide mineralization.

The UG2 Chromitite Layer may contain one or more intermittent pyroxenite layers termed “UG2 Middling”, which separate the Upper and Lower UG2 Facies.

Typically, the mineralization peaks in the lower part of the layer (Figure 5.5). There is a general increase in the 4E (shorthand for Pt + Pd + Rh + Au) grade proportionate to the increase in sulfide content but this is accompanied by a decrease in the Pt/Pd ratio. There is a ten-fold enrichment in Ni and a twenty-fold enrichment in Cu in the UG2 within the Mphahlele Block relative to quoted figures elsewhere in the BC.

Unlike the UG2 on the adjacent property to the west, no leader layers are found above the main chromitite layer and therefore minimal dilution is expected during mining.

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5.1.3	Geological Structures

Both reef horizons are continuously developed over the strike extent of the Project, as determined by the drilling. The BC reefs are affected by discontinuities including faults, dykes, potholes and IRUPs. Potholes are circular to oval-shaped depressions within both the MR and UG2. Within the depression, the reef unit may crosscut the footwall stratigraphy at a high angle and ultimately lie at a lower stratigraphic elevation than the typical reef. Within the pothole, anomalous hangingwall, footwall and reef stratigraphy may be developed.

In some instances, the reef within a pothole may have higher than average grades; in others it may be uneconomic. In extreme cases, reef is not recognisable within the pothole.

The scale of potholing in both reefs is extremely variable, ranging from gentle undulations, often termed “rolling reef” to deeply plunging features and both types occur along this westerly-trending segment of the BC. The frequency of potholes varies and the presence of potholes on the UG2 does not imply similar pothole development within the overlying MR.

IRUPs are common features of the RLS around the BC resulting from metasomatism by iron-rich fluids. The replacement pegmatoid is usually coarse-grained to pegmatoidal but is of variable texture. The degree of alteration is also variable and original mineralogies and textures may be partially preserved. Alteration zones are invariably transgressive across the igneous layering. These pegmatoids do not always result in loss of metal value but the altered ore minerals are not as amenable to flotation. It is concluded that replacement pegmatoid will not significantly affect the exploitation of the Mphahlele Mineral Resource. Nevertheless, a deduction for iron-rich replacement pegmatoids has been made in the Mineral Resource estimate.

5.2	Deposit type

[§229.601(b)(96)(iii)(B)(6)(ii-iii)] [SR2.1(ii)-(vi)]

The BC is a magmatic layered mafic intrusion. As one of the largest known differentiated igneous bodies, it hosts world class deposits of PGMs, Ni, Cu, Cr and V.

The PGM, base metal and chromium mineralization targeted at Mphahlele is contained in two cumulate layers, the MR and UG2. The mineralization in the UG2 is primarily constrained to the Upper Group 2 chromitite and the underlying UG2 Pegmatite units (Figure 5.5). Where there is an internal pyroxenite parting developed between the Upper and Lower UG2 Chromitite, this is typically poorly mineralized, but is included in the mining package, as it cannot be separately extracted.

In the MR the PGM and base metal mineralization is concentrated in the Merensky Pyroxenite, but as opposed to the UG2, is more irregularly distributed within this unit. As illustrated in Figure 5.5, the PGMs are associated most strongly with the upper M1 Chromitite stringer but can occur throughout the Merensky Pyroxenite package.

The exploration programme follows the well-established model of targeting these two stratigraphic units, which are readily identifiable in the drill core.

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MPHAHLELE PGM PROJECT MR and UG2 grade distributions (source: SPM)	Project No. 576060

Figure 5.5:             MR and UG2 grade distributions

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6	EXPLORATION

[§229.601(b)(96)(iii)(B)(7)

6.1	Exploration (other than drilling)

[§229.601(b)(96)(iii)(B)(7)(i)] [SR3.1, SR3.2]

Regional mapping and regional aeromagnetic and gravity surveys done by the Geological Survey form part of the public domain data set.

Tameng, after acquiring the mineral rights over the Mphahlele property, initiated airborne surveys while waiting for environmental approvals to start its drilling programme. Magnetic and radiometric geophysical surveys over the Mphahlele property were completed in January 2004; the colour aerial photographs were taken at the same time from which a digital terrain model was generated. The geophysical surveys were flown by helicopter with a 20 m sensor clearance, taking readings every second for the radiometric data and every 0.1 second for the magnetic data. North-south lines were flown at 50 m intervals with tie lines 500 m apart for a total of 2 920 line km.

These surveys were interpreted by a private geophysical consultant, who produced colour-coded plans of the area. The most useful of these was the first vertical derivative magnetic map, which clearly delineated the stratigraphy of the Critical and other BC zones and also the eastern contact close to the Wonderkop fault (Figure 10.1).

6.2	Drilling and Sampling

[§229.601(b)(96)(iii)(B)(7)(ii) (v) (vi)] [SR3.2, SR3.3]

The drilling programme, which commenced in early 2004 and continued to late 2008, involved 220 drillholes with 306 deflections for a total of 71 822 m (inclusive of the deflection holes) and comprised four phases:

•	In Phase 1, 36 drillholes were drilled at 400 m intervals along strike and targeted UG2 reef at depths of 300 m and 500 m below the drillhole collar. This phase accounted for 17 345 m of drillhole length;

•	Phase 2 targeted the UG2 reef at a depth of 1 000 m with drillholes spaced at 800 m apart. Subsequently, the drillholes were spaced at 1 600 m apart and targeted the UG2 reef at 1 500 m depth below the drillhole collar;

•	Phase 3 involved infill drilling; the UG2 reef at this locality is relatively shallow (100 m) in comparison with the other phases. The drillhole spacing in this shallow area was 250 m. Staggered infill drilling was also conducted in the deeper portions at 800 m spacing to intersect the UG2 at 750 m depth, bringing the effective hole spacing in this area to ±450 m; and

•	A final phase of drilling on the three proposed mining start-up blocks focused on the planned decline shafts. The grids averaged 40 m line spacings, orientated to provide reef intersections at 20 m depth intervals. This phase involved the drilling of 36, 28 and 27 holes (total 91) over the Western, Central and Eastern start up blocks respectively.

Most of the drillholes were drilled as a mother hole with two deflections per reef. All holes are vertical and therefore no reef intercepts are at right angles to the plane of the reef. All drillhole data is stored in a database, from which geological cross sections and 3D models have been constructed. The cross sections confirm the tabular nature of the UG2 and MR, the dip of 50° to 55° with a MR/UG2 separation of an average of 115 m (true).

The mother holes were drilled for NQ core (47.6 mm core diameter) and the deflections for TNW core (conventional, 60.5 mm core diameter). Exploration programmes on the BC commonly use BQ (36.5 mm core diameter) and NQ (with TNW for reef intersections), as these provide sufficient volumes of material for half core sampling, as well as sufficiently large intersections to observe and log the major lithostratigraphic features considered important for defining the project and the Mineral Resources. Drill hole collar locations were sited according to the predetermined drilling patterns and located in the field by a hand-held global positioning system (GPS).

The completed hole was marked by a concrete plinth and surveyed by an independent surveyor using a differential GPS with an established base station on the property. Generally, the drillhole locations were found to be within 1 m of the targeted position established prior to drilling.

All core handling procedures were according to standard industry protocols. Core recoveries in the competent BC are typically extremely good, and in the mineralised units are usually in excess of 99%.

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As at 30 June 2008, assay samples had been taken for 161 intervals through the MR and 267 through the UG2. Subsequently, an additional 38 MR and 101 UG2 intervals were sampled from the drilling in the main mineral resource blocks and the three start-up blocks.

6.3	Hydrogeology characterization

[§229.601(b)(96)(iii)(B)(7)(iii)] [SR3.1(i)] [SR4.3(ii)]

The area is characterized by two aquifer systems:

•	The main aquifer within the weathered Bushveld Norite-Gabbro, which can be classified as a Non- to Minor Aquifer System; and

•	The Chunies River Aquifer, which can be described as a Minor Aquifer System.

The South African Aquifer Management Classification system defines “a Non- to Minor Aquifer System” as one that does not contain large quantities of water but is important in supplementing the water supply to local communities. An exception would be the Wonderkop Fault and the fault east of the Wonderkop Fault, where “localized Major Aquifer zones with yields greater than 5 ℓ/s are possible” -. There are no “sole source aquifers” in the vicinity of the mine.

Communities in the area obtain piped potable water from the Lepelle Northern Water Authority/Board but this is supplemented by local private groundwater supply boreholes. The communities surrounding the mine are thus dependent on groundwater resources to a greater or lesser extent, depending on the intermittence of Lepelle bulk water supply.

A hydrocensus in 2019 identified a total of 50 private boreholes located within an approximately 5 km radius from the proposed mining area. Water levels surrounding the mining area range from 5.7 to 28.5 mbgl.

The groundwater quality is generally poor due to the semi-arid climatic conditions and underlying geology that gives rise to elevated concentrations of total dissolved solids, fluoride, sodium and chloride.

In 2008 the potential impacts to the groundwater quantity and quality were simulated using a numerical groundwater flow and contaminant transport model. Recommendations with regard to monitoring and water management measures were also made. The report concluded that groundwater users from the Mphahlele, Mamaolo, Dithabaneng and Makurung villages within a radius of 0.5 to 2.5 km from the proposed mine could be affected. It was further concluded that groundwater contamination can be expected from the tailings dam, underground mine (post-operational phase), Plant (via stormwater run-off) and sewage system. No acid mine drainage is expected from the leaching of the waste rock.

A groundwater flow and transport model was developed in the FeFlow code in 2019 to simulate the potential impacts on the groundwater quantity and to provide recommendations on monitoring and water management measures. The simulations indicate that a maximum inflow rate of 3 800 m3/d can be expected. The likelihood of decanting potentially occurring at Portal A is low and is possible at Portal B, while decanting into the weathered zone from mine workings can potentially occur and decant at the surface further downstream at the two portals is also possible. The quality of the water at both portals will represent elevated nitrates (NO3-N ≈ 350 mg/ℓ), which will decay over time, and other constituents (Total Dissolved Solids ≈ 2 500 mg/ℓ, Electrical Conductivity ≈ 350 mS/m, Cl ≈ 550 mg/ℓ) that will concentrate due to evaporation of the water within the portal. The assumptions which form the basis of the numerical model are, by and large, standard for such models. SRK opinion is that the recharge estimate (0.1 - 3.5% of Mean Annual Precipitation) used in the model should be higher (5 - 7%), based on our work in adjacent and similar environments.

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The main groundwater issues are as follows:

•	A delay in the construction of the groundwater supply scheme may delay the project or reduce the tonnage to the available groundwater yield;

•	Reduction in groundwater levels/availability; and

•	The groundwater will be contaminated.

The ground- and surface water reports in the EIA deal with these issues. Ongoing monitoring and updating of the numerical model will show whether the suggested mitigation measures will be effective.

Although several community water supply boreholes will be affected by the dewatering of the mine, they are not exclusively dependent on groundwater as they are supplied with potable water from the Lepelle Water Scheme. However, this supply is allegedly erratic and therefore the communities rely on their groundwater, albeit of poor water quality.

Management measures for groundwater are still dependent on ongoing monitoring and subsequent planning, with standard mitigation measures proposed at this stage, including some reliance on the control of ingress of water and oxygen as a post-closure strategy. The effectiveness of this solution has not been established.

6.4	Geotechnical data, testing and analysis

[§229.601(b)(96)(iii)(B)(7)(iv)] [SR3.1(i)] [SR4.3(ii)]

The geotechnical investigation for Mphahlele was completed in 2009 based on logging of core from vertical drillholes and laboratory strength testing, to determine the expected geotechnical conditions and provide mine design criteria. An assessment of the available information indicated that the data was of quality to be suitable for a prefeasibility study.

6.4.1	Core logging

The core from 53 boreholes evenly spread across the mining area (Figure 6.1) were geotechnically logged from 20 m above to 20 m below the reef horizon.

M'Phatlele Project Drilling - January 2007
N
M PHATLELE 457 KS
Deep Phase
Sefalaolo
Sahlokwe
Dithabaneng
Bogaleng
Maralaleng
1000
2000
3000
Legend
Drillhole Legend
Drillhole Complete, assays available
Drillhole Complete, assays pending
Drillhole in progress
Planned Drillhole
Planned Drillhole Deep Phase
Resource Blocks
Reef Subcrop
MR
UG2
UG2 Depth Contours (500m)
Roads
Rivers
Licence Boundary
Projection: UTM 35S (WGS84)
Scale 1:15,000 when printed A2
0 0.25 0.5 1 1.5 2 Kilometers

**MPHAHLELE PGM PROJECT**

Project No. 576060

Figure 6.1: Geotechnically-logged drill hole positions across the Mphahlele mining area

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An acceptable logging procedure was employed with the following parameters being recorded, from which rock mass classifications were derived:

•	Drilling interval;

•	Geological unit;

•	Orientation of joints relative to the core axis;

•	Joint surface condition;

•	Total Core Recovery (TCR);

•	Rock Quality Designation (RQD);

•	Fracture Frequency;

•	Weathering of Rock Units;

•	Rock Hardness (field assessment); and

•	Geological Structures (orientation of joints relative to the core axis, chromitite stringers, pegmatoid layers).

Information from all 53 holes was used to determine support requirements for the off-reef and access development. Twenty of the 53 holes were selected for logging of the immediate 5 m above and below the top and bottom reef contacts using the Barton’s Q Rock Mass Rating System (Q). This dataset was used specifically for the stope stability analysis.

6.4.2	Laboratory testing

The purpose of the laboratory tests was to determine intact rock strengths for rock mass classification purposes. Uniaxial Compressive Strength (UCS) tests with the unit weight, Young’s modulus (E) and Poisson’s ratio (ν) were carried out at the University of the Witwatersrand Rock Mechanics Laboratory according to the International Society of Rock Mechanics suggested methods on representative sections of intact core. A total of 44 samples were tested from critical lithologies, which were well spread across the property and the results exclude samples that had failed along discontinuities or created a sampling bias. A summary of the laboratory test results per domain is presented in Table 6.1, which is representative of typical rock strengths from the eastern limb of the BC.

Table 6.1:             Summary of laboratory tests conducted

Domain	Number of samples	Minimum UCS (MPa)	Mean UCS (MPa)	Maximum UCS (MPa)	Mean E (GPa)	Mean ν (MPa)
UG2 HW	17	78	147	198	114	0.27
UG2 Reef	12	42	82	162	103	0.29
UG2 FW	15	132	205	285	93	0.36

6.4.3	Rock mass classification

Two rock mass rating systems were used; namely, Laubscher’s Mining Rock Mass (MRMR) System and Barton’s Q System, to classify the rock mass in the UG2 horizon. A modified Q’ is used in the determination of the Stability Number (N’) to assess hangingwall stability. The rock mass condition of the middling between the MR and UG2 was not logged in detail but was analysed as some of the off-reef excavations will be situated within these lithologies. Rock mass rating results are tabulated in Table 6.2, from which the following can be deduced:

•	The data used for the rock mass classification was evenly distributed across the mining area;

•	Ground conditions range from poor to good;

•	The poor hangingwall conditions in the UG2 can be attributed to alteration and shearing, particularly where the harzburgite intrusion affects the deposit and the presence of chromitite stringers; and

•	The UG2 footwall exhibits poor to fair rock mass conditions.

The range of rock mass conditions was catered for in the design by assessing a cumulative distribution of N’ and hydraulic radii.

Table 6.2: MRMR for the Merensky and UG2 orebodies

Domain	Number of boreholes	Mean MRMR	MRMR Standard deviation	Q value range
UG2 HW		54	11	1.2 - 163
UG2 Immediate HW		48	8	1.1 - 75
UG2 Reef	37	49	8	0.9 - 76
UG2 Immediate FW		55	11	-
UG2 FW		55	13	1.1 – 158

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6.5	Property plan with drill hole locations

[§229.601(b)(96)(iii)(B)(7)(v)]

The footprints of the MR and UG2 reefs are slightly different due to the stratigraphic separation and steep dip of the units. Many of the drillholes therefore are collared to the north of the MR sub-crop position. Collar locations of the holes relevant to the MR and UG2 reefs are shown in Figure 6.2. Also shown on the diagram are the major faults modelled (in blue) and the dip of the reef within the modelled reef footprint.

All holes are drilled vertically. The shorter holes (<100 m) do not show significant deflections; however, the deeper holes can deflect by several degrees. Deflections are typically towards the sub-crop position. The deeper holes typically have an original intersection, and two deflections.

MR UG2
MPHAHLELE PGM PROJECT Plan view of the drill hole collar locations for the MR and UG2	Project No. 576060

Figure 6.2: Drill hole collar locations relevant to the MR and UG2

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7	SAMPLE PREPARATION, ANALYSES AND SECURITY

[§229.601(b)(96)(iii)(B)(8)] [SR3.4, SR3.5, SR3.6, SR4.1]

7.1	On-site sample preparation methods and quality control measures

[§229.601(b)(96)(iii)(B)(8)(i)] [SR3.4, SR3.5, SR3.6]

After logging, the core was marked up for sampling with nominal intervals of approximately 20 cm but this varied depending on the geology. Sampling was extended from well above and to well below the PGM reef in order to close off the mineralization. The core was then split longitudinally with a diamond-blade saw and sample intervals cut perpendicular to the core axis. Each half of the core was then placed in adjacent channels in a core tray and re-marked in paint with the sample intervals and numbers to ensure consistency between the two. Half-core samples were then placed in bags with sample tickets inserted in the bag and attached outside before being sent to the laboratory in batches with appropriate documentation. The remaining core was placed back into the original tray, annotated, photographed and stored in line with normal industry benchmark standards.

Before dispatch to the laboratory, internationally recognized reference materials were inserted into the sample stream along with blanks made up of swimming pool filter sand.

SRK has reviewed the sampling method and procedures for the Mphahlele Project and is satisfied that they meet normal industry benchmark standards.

Bagged samples were transported to the SGS Lakefield Research Africa (Pty) Ltd (SGS) Lakefield laboratory (Lakefield) in Johannesburg by road. Before leaving the core storage shed, the samples were checked against the documentation and a standard sample receipt form completed for signature at the laboratory. SRK is confident that there are no material problems with the security of the samples.

7.2	Sample preparation, assaying and laboratory procedures

[§229.601(b)(96)(iii)(B)(8)(ii)] [SR3.4, SR3.5]

SGS is an ISO 17025-accredited laboratory in Johannesburg where the samples were prepared and analysed for Pt, Pd, Au, Rh, Ni and Cu. There was no need to dry samples and these were crushed in a jaw crusher and pulverized using a ring mill.

Pt, Pd and Au were analysed using a lead collector fire assay technique with a silver collector and Inductively Coupled Plasma – Optical Emission Spectroscopy (ICP-OES) finish. Rh was analysed by separate fire assay using a palladium collector and ICP-OES finish. Ni and Cu analyses were done by aqua regia with an Atomic Absorption Spectroscopy (AAS) finish and reflect the acid soluble metal results and not Ni contained in silicate minerals. These analytical procedures are standard throughout the industry in South Africa.

Nickel sulfide (NiS) analyses were conducted on 19 complete reef intercepts of MR and 32 from the UG2, which represent ±12% of all intersections through each reef. The NiS analyses were performed on milled sample pulps by Genalysis using their sample preparation facility in Johannesburg and laboratory in Perth, Western Australia. The analysis involves a fire assay with nickel sulfide collection followed by Inductively Coupled Plasma – Mass Spectroscopy (ICP-MS) finish.

Assay results were sent by e-mail to SPM and after inspection of the quality assurance inserts, the laboratory was notified of acceptance of the assays and a formal hard-copy assay certificate issued.

Sample standards were routinely inserted with each batch and preferably with each reef sampled. The standards were matrix matched to the reef and nine different standards were used. The laboratory also reported all of its internal duplicates and standards associated with each batch to SPM.

7.3	Quality control procedures and quality assurance actions

[§229.601(b)(96)(iii)(B)(8)(iii)] [SR3.5(i), SR3.6(i)]

Core recovery was measured throughout the hole. SRK inspected these records through the reef zones and found the average recovery to be very close to 100%, and always above 95%.

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Pt, Pd and Au were analysed using a lead collector fire assay technique with a silver co-collector and ICP-OES finish. Rh was analysed by separate fire assay using a Pd collector and ICP-OES finish. Ni and Cu analyses were done by aqua regia with an AAS finish and reflect the acid soluble metal content. Quality control procedures included the submission of certified reference material (dcfs) with every reef intersection submitted. Sample standards were routinely inserted with each batch at a ratio of 1 to every 20 samples. Results of the standards and blanks were reviewed on a batch by batch basis along with the internal laboratory standards and repeats. Milled reject pulps returned from SGS were relabelled and resubmitted to SGS for repeat analyses. A selection of pulp rejects with reference materials were also submitted to the Genalysis in Perth Australia who acted as the umpire laboratory. The laboratory also reported to SPM all its internal duplicates and standards.

A Mineral Resource estimate for the Mphahlele project with an effective date of 1 October 2007 was subsequently updated in December 2008. The quality assurance and quality control (QA/QC) programme for the 2008 update comprised only blanks, international reference materials and repeat samples which were not covered in the previous programme. The discussion below is in two parts - it covers the QA/QC dataset as at the time of the NI43-101 report with an effective date of 1 October 2007 and QA/QC dataset subsequent to this date.

7.3.1	1 October 2007 NI 43-101 QA/QC Report

SPM inserted 714 samples of international reference material (nine different South African Reference Material (SARM) and African Mineral Standards (AMIS) standards) into the sample stream of 13 809 samples. Eight hundred and fifty repeat samples were re-analysed at Lakefield and 239 blanks were used. The blanks were normally inserted immediately after a sample where a higher grade was expected.

The repeat samples returned to Lakefield gave acceptable results for all metals with no detectable bias between the two sample sets.

None of the reference materials returned 100% compliance for all metals although overall they were above 80% for Pt, Pd, Au and Cu with the best compliance for Rh. The Ni results showed that different analytical methods were used for the original certification of the SARM standards whereas the AMIS results gave 100% compliance.

The half absolute relative difference (HARD) values comparing the average assay results with the certified value were within accepted norms with the exception of the SARM Ni results. This suggests that the overall rather indifferent compliance with the reference materials is balanced by high and low results against these standards.

SRK reviewed the results of the umpire assays on 307 samples sent to Genalysis. These showed spurious results for 19 samples which probably resulted from mis-numbering of samples and these were removed from the comparative database. The remaining samples gave acceptable regression slopes for all metals except for Ni which was due to different acid digestion methods.

Despite these complications, SRK considered the quality and quantity of data as sufficient and therefore approved of its use in the Mineral Resource estimates with an effective date of 1 October 2007.

7.3.2	QA/QC insertion subsequent to 1 October 2007

A further 486 samples of international reference materials were inserted into the sample stream sent to the SGS laboratory along with 252 blanks and 1 381 repeats of milled rejects. The blanks of quartz river sand are normally inserted after a sample containing the base of visible mineralization in the MR and at the base of the UG2, where higher grades are expected.

The 1 381 laboratory duplicate samples returned to Lakefield gave acceptable results with no bias between the two sample sets for 3E (Pt, Pd, plus Au). The statistics on HARD values showed that only 3% of these were greater than 10% for Pt values greater than 0.10 g/t. Where the HARD values were higher, they tend to be from assays close to the detection limit. For the 713 base metals results only 1% of the HARD values for Ni were above 5% and seven values were removed with clearly spurious results. The fact that these spurious results exist at all is a reflection of inadequate batch-by-batch monitoring of assay returns at the time.

The blank samples gave acceptable results with one exception, which returned values indicating sample number transposition (6.67 g/t 4E). The average for all other samples at 0.057 g/t 4E showed that there has been no significant contamination and 98% of the values were less than 0.15 g/t 4E. However, SRK noted that sand samples require no crushing and therefore the blanks only check sample cross contamination in the milling procedures.

Eleven different reference materials were used appropriate to the two reefs and altogether 486 samples were submitted. Not all of these were assayed for all metals. Table 7.1 below summarizes the results of these submissions and gives the reference material identification, type and certified value. The HARD values reflect the variance between the average and certified values.

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Table 7.1: Summary of reference material results

Reference	Item	Pt	Pd	Rh	Au	Ni	Cu	4E
Reference	Total Submitted	486	486	479	486	485	485	486
Materials	Number in Range	346	366	392	288	177	172	385
	% Values in Range	71%	75%	82%	59%	36%	35%	79%
SARM 65	Number or Assays	45	45	45	45	45	45	45
	Number in Range	20	37	16	24	0	0	26
	% Values in Range	44%	82%	36%	53%	0%	0%	58%
	Certified Value	2.64	1.28	0.52	0.03	0.00	0.00	4.48
	Average Assay	2.69	1.30	0.53	0.03	0.02	0.00	4.56
	HARD Value on Average	1%	1%	1%	10%	100%	100%	1%
SARM 7B	Number or Assays	40	40	40	40	40	40	40
	Number in Range	10	20	30	20	0	0	21
	% Values in Range	25%	50%	75%	50%	0%	0%	53%
	Certified Value	3.74	1.54	0.24	0.27	0.00	0.00	5.79
	Average Assay	3.67	1.55	0.24	0.27	0.16	0.09	5.73
	HARD Value on Average	1%	0%	1%	1%	100%	100%	1%
SARM 70	Number or Assays	62	62	62	62	62	62	62
	Number in Range	51	45	53	37	0	0	53
	% Values in Range	82%	73%	85%	60%	0%	0%	85%
	Certified Value	0.40	0.40	0.11	0.02	0.00	0.00	0.93
	Average Assay	0.40	0.40	0.11	0.02	0.02	0.01	0.92
	HARD Value on Average	0%	0%	2%	10%	100%	100%	0%
SARM 71	Number or Assays	64	64	64	64	64	64	64
	Number in Range	44	47	52	48	0	0	51
	% Values in Range	69%	73%	81%	75%	0%	0%	80%
	Certified Value	2.08	1.67	0.43	0.05	0.00	0.00	4.23
	Average Assay	2.04	1.67	0.45	0.05	0.03	0.02	4.22
	HARD Value on Average	1%	0%	2%	2%	100%	100%	0%
SARM 73	Number or Assays	53	53	53	53	52	52	53
	Number in Range	37	32	52	46	0	0	44
	% Values in Range	70%	60%	98%	87%	0%	0%	83%
	Certified Value	2.45	1.56	0.26	0.19	0.00	0.00	4.46
	Average Assay	2.46	1.56	0.26	0.18	0.17	0.10	4.46
	HARD Value on Average	0%	0%	1%	2%	100%	100%	0%
AMIS0006	Number or Assays	3	3	3	3	3	3	3
	Number in Range	0	2	1	0	0	0	2
	% Values in Range	0%	67%	33%	0%	0%	0%	67%
	Certified Value	1.38	0.91	0.29	0.02	131.00	820.00	2.60
	Average Assay	1.33	0.86	0.21	0.04	0.01	0.05	2.44
	HARD Value on Average	2%	3%	16%	37%	100%	100%	3%
AMIS0007	Number or Assays	8	8	8	8	8	8	8
	Number in Range	8	8	8	7	0	0	8
	% Values in Range	100%	100%	100%	88%	0%	0%	100%
	Certified Value	2.48	1.50	0.25	0.16	0.117	0.136	4.39
	Average Assay	2.46	1.55	0.25	0.14	0.17	0.12	4.41
	HARD Value on Average	0%	2%	1%	5%	100%	100%	0%
AMIS0008	Number or Assays	26	26	26	26	26	26	26
	Number in Range	19	20	25	22	0	0	19
	% Values in Range	73%	77%	96%	85%	0%	0%	73%
	Certified Value	8.66	4.36	0.68	0.36	0.34	0.23	14.06
	Average Assay	8.76	4.46	0.67	0.37	0.34	0.23	14.26
	HARD Value on Average	1%	1%	1%	2%	100%	100%	1%
AMIS0009	Number or Assays	79	79	75	79	79	79	79
	Number in Range	59	58	60	66	74	74	59
	% Values in Range	75%	73%	80%	84%	94%	94%	75%
	Certified Value	1.80	0.95	0.13	0.14	0.12	0.09	3.02
	Average Assay	1.70	0.92	0.12	0.14	0.12	0.09	2.86
	HARD Value on Average	3%	2%	4%	1%	2%	2%	3%
AMIS0010	Number or Assays	86	86	85	86	86	86	86
	Number in Range	83	77	80	0	86	86	84
	% Values in Range	97%	90%	94%	0%	100%	100%	98%
	Certified Value	2.13	1.32	0.41	0.03	0.02	0.08	3.89
	Average Assay	2.15	1.37	0.42	0.03	0.02	0.07	3.97
	HARD Value on Average	0%	2%	1%	11%	0%	2%	1%
AMIS0034	Number or Assays	20	20	18	20	20	20	20
	Number in Range	15	20	15	18	17	12	18
	% Values in Range	75%	100%	83%	90%	85%	60%	90%
	Certified Value	3.69	1.63	0.24	0.43	0.17	0.15	5.99
	Average Assay	3.59	1.60	0.22	0.40	0.17	0.14	5.78
	HARD Value on Average	1%	1%	5%	3%	0%	4%	2%

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None of the reference materials returned 100% compliance for all metals and overall, these returns are worse than the first sets of assays reported in October 2007, which reflect a lack of control on each batch at the time.

The SARM standards show far less compliance for the 4E than the AMIS reference materials which suggests a problem with the SARM reference materials rather than the laboratory.

In some instances, the higher-grade reference material (SARM7b, SARM71, SARM73 and AMIS0008) shows much lower compliance than some of the lower grade standards (SARM70 and AMIS0002).

The HARD values comparing the average assay results with the certified value are within what would normally be accepted for individual assay repeats for this type of sample, with the exception of the SARM Ni results. This suggests that the overall rather indifferent compliance was balanced by high and low results against the standards.

SRK reviewed the results of the umpire assays on 954 samples sent to Genalysis but it was noted that the Genalysis fire assays were done using a nickel sulfide rather than a lead collector. This will give a slightly different result for Pt, Pd and Rh but it allows the determination of Ir and Ru, which make a material contribution to the value of the two reefs.

The comparison of the Genalysis and SGS results showed spurious values for 25 samples with HARD values in excess of 40% and an average of 76%. The HARD value of the averages returned from the two laboratories for these samples was 28.1% (Table 7.2). These were removed from the comparative database. The reasons for these anomalies are unknown but could be the result of mis-numbered samples.

In addition, the results were split into two for Pt values above and below 0.1 g/t (Genalysis assays) partly on the assumption that very of the few low values are included in the resource database and the number of high individual HARD values increases as assay detection limits are approached.

The remaining 789 samples gave very acceptable regression slopes and these are shown in Table 7.3 and the scatter plot for the 4E repeats is shown in Figure 7.1. No Ni and Cu repeats were done as the procedures employed by Genalysis were different to those used by SGS.

Table 7.2: Statistics on Lakefield Genalysis anomalous umpire assays

	Genalysis 4E	SGS Lakefield 4E	HARD Value 4E
	g/t	g/t	%
All Values Ave.	3.65	3.69	0.6%
All Values No.	954	954
Values> 0.1 Pt	4.25	4.37	1.4%
Values> 0.1 Pt	789	789
Values< 0.1 Pt	0.10	0.10	1.1%
Values< 0.1 Pt	142	142
Wild Values	4.46	2.50	28.1%
Wild Values	25	25

Table 7.3: Statistics on Lakefield Genalysis umpire assays

	No.	Average SGS Lakefield	Average Genalysis	HARD Value of Average	Regression Slope
		g/t	g/t	%
Pt	789	2.25	2.21	1.1%	1.00
Pd	789	1.65	1.65	0.0%	1.03
Rh	789	0.31	0.31	0.5%	0.95
Au	789	0.16	0.16	0.7%	0.82
4E	789	4.37	4.25	1.4%	1.01

Figure 7.1 gives the results of the standards submitted along with the replicate assays to Genalysis. The only metal showing a low compliance is Au. The Au values are very low, for some standards approaching detection limit for the assay method. The two SARM standards have been omitted from this assessment because only the Pb collection certified values are quoted and Genalysis used a NiS collector. Similarly, no base metal results were reported because of different acid strengths used for solution of the samples.

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MPHAHLELE PGM PROJECT Scatter plot of 4E umpire assays	Project No. 576060

Figure 7.1: Scatter plot of 4E umpire assays

Table 7.4 shows the much better, and acceptable, compliance of the Genalysis results against the certified values than achieved by SGS.

Table 7.4: Statistics on standards submitted to Genalysis

	Pt	Pd	Rh	Au	Ir	Ru	Os
Total Submitted	32	32	32	32	32	32	13
Number in Range	32	29	32	27	32	32	11
% Values in Range	100%	91%	100%	84%	100%	100%	85%

7.4	Adequacy of sample preparation, security and analytical procedures

[§229.601(b)(96)(iii)(B)(8)(iv)][SR3.5(ii)]

Despite the problems with the SGS results, there is minimal bias for all the 4E values between the two laboratories and the HARD values on the averages of the two sets of replicates are within an acceptable range. Based on this, SRK considered the quality and quantity of data as sufficient and therefore approved of its use in the Mineral Resource estimates.

However, SRK remains concerned about the quality of the SGS results, especially as these issues were not proactively addressed, which is required in terms of the sampling and assay protocol.

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7.5	Unconventional analytical procedures

[§229.601(b)(96)(iii)(B)(8)(v)]

Conventional Pb and NiS collector assays were done for the precious metals with ICP-OES and ICP-MS finish and acid dissolution with an AAS finish for the base metals.

SRK does not consider any of the analytical methods employed for the assay analysis to be unconventional. These methods are tried and tested in the PGM industry.

8	DATA VERIFICATION

[§229.601(b)(96)(iii)(B)(9), SR3.6]

8.1	Data verification procedures applied

[§229.601(b)(96)(iii)(B)(9)(i), SR3.1(ii), SR3.6(i)]

Site visits to the Mphahlele Project area and core storage shed in Polokwane were made by a Principal Resource Geologist employed by SRK on 4 August 2007 and 13 March 2008. Two core drill rigs were observed during the first visit, although one was subsequently relocated. Three core trays were observed at one of the operating rigs. The project manager and geologist described the procedures used on the project from receiving and marking drill core, geological logging, sampling and sample despatch. Good field procedures were being followed. All three geologists were knowledgeable on the local geology and the styles of mineralization and proficient in sampling procedures.

During the first visit at least 15 mineralised intersections from both the UG2 and MRs were examined at the Polokwane storage shed from both previously sampled core and one hole in the process of being sampled. These were checked against the logs and the geology assessed. During the second visit undertaken by a Principal Resource Geologist employed by SRK, the core and facies variations of the two reefs were examined .

A Senior Resource geologist employed by SRK visited the Mphahlele Project area and inspected selected drill core in the core storage shed on 22 October 2013. The logging and sampling of selected drillholes was validated against the drillhole logs and database.

8.2	Limitations in data verification

[§229.601(b)(96)(iii)(B)(9)(ii)] [SR3.1(ii), SR3.6(i)]

The exploration drilling, logging and sampling was undertaken prior to SRK’s involvement in the project. As such, SRK did not observe the drilling, core collection and sampling processes first-hand, but has reviewed the remaining core, and the company’s standard procedures.

8.3	Adequacy of data

[§229.601(b)(96)(iii)(B)(9)(iii)] [SR3.1(ii), SR3.6(i)]

SRK is satisfied that the logging and sampling of the core undertaken during the two drilling phases is consistent with general industry best-practice norms.

SRK undertook independent verification of the analytical QA/QC results, as described in the previous sections, and is satisfied that the analytical results are sufficiently accurate and precise for use in Mineral Resource estimation.

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9	MINERAL PROCESSING AND METALLURGICAL TESTING

[§229.601(b)(96)(iii)(B)(10)] [SR4.5(iii), SR5.3]

9.1	Nature of mineral processing, metallurgical testing and analytical procedures

[§229.601(b)(96)(iii)(B)(10)(i)] [SR5.3(i)(ii)(iv)(v)(vi)]

9.1.1	Introduction

The Mphahlele project is adjacent to the Voorspoed, Dwaalkop and Doornvlei properties and both the Merensky and UG2 ore types are represented on the property. The UG2 ore types on these properties are unique in that the base metal content of the ore is high relative to other Bushveld UG2 ores. It was envisaged that the Mphahlele UG2 ore will be very similar to these ores.

Extraction of PGM minerals from UG2 ore utilizes a typical base metal sulfide flotation reagent suite. This is interesting when one recognizes that the base metal content is very low in UG2 ore. The success of the process is, however, attributed to the presence of mineral species that demonstrate hydrophobic behaviour when treated with the base metal sulfide reagent suite. A challenge in the extraction of PGM is the high chromite content in the ore. Chromite is typically recovered by entrainment and is regarded as a contaminant in the concentrate. Significant penalties are imposed by smelters for Cr2O3 grades in excess of about 2%.

The opportunity exists to pre-concentrate the ore using X-Ray sorting technology such as provided by Rados. Test work was conducted to determine the potential for an upgrading of the flotation plant feed grade yet minimizing the losses in the pre-concentration discard.

In order to reach the required particle size with an 80% passing (P80) of circa 75 µm requires the use of two stages of milling. Overgrinding of the ore results in recovery losses and companies have opted for a mill-float-mill-float (MF2) flotation circuit where a rougher flotation stage is introduced between the two milling stages. This flotation of the coarser primary mill product also limits the amount of chromite that is recovered to the flotation concentrate by entrainment.

Multiple stages of cleaner flotation are normally required to produce a saleable product suitable for the smelters. Chromite content in the cleaner concentrates improves with the stage-wise rejection of the entrained chromite.

All metallurgical test work was done at Mintek, Randburg, South Africa.

9.1.2	Radiometric Sorting (Rados) Test Work

In order to increase the grade of the ore to the concentrator, the viability of pre-concentration of the ore was considered. Two options were considered, namely the Dense Media Separation (DMS) technology and sorting by X-Ray fluorescence. A DMS circuit is used at the PPM plant and provides a basis of comparison.

Rados technology sorts the ore on a rock by rock basis, as the individual rocks pass in front of an X-Ray head and detector. While the ore particle is falling past the X-Ray head and detector, the Rados control unit analyses the data from the detector, determines the metal concentrations and/or metal ratios, and compares these against the sorting matrix. Based on this analysis the unit determines whether the ore particle is to be selected as reef or discarded as waste.

A Rados pilot plant was used at Mintek to assess the viability of using the Rados technology on the UG2 ores. Results were very promising, and PPM built a proof of concept (PoC) plant at the PPM concentrator. The PoC plant run proved that the technology is viable in processing and upgrading the UG2 ore. A review of the data indicated that the ore sorter results are very close to, or better than, the original Mintek test work data.

The average discard rate of the Rados sorters for the review period was 0.44 g/t 4E against an expected grade of 0.55 g/t. The average upgrade ratio for the review period was 1.43. The optimum feed size was determined to be >50 mm and <100 mm. Should the feed be <50 mm, then the sorter feed rate is too low because it must “see” every piece of ore, and for >100 mm, the mineral particles are not sufficiently exposed.

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9.1.3	Milling and Flotation Test Work

Samples were split on rotary splitters after being crushed to -1.7 mm, and a sample was submitted of each sample for head grade analysis.

Pre-concentration test work to determine the potential for upgrading of the UG2 ore prior to crushing and milling was conducted. Various settings were considered to determine the optimum upgrade ratio. Preliminary tests were conducted on a composite sample milled to a P80 of 75 µ to confirm the basic reagent suite.

A milling curve was generated for the ore and rate flotation tests were conducted at various grinds to determine the optimum grind. The flotation response was used to describe the flotation circuit design criteria.

Having determined the optimum grind, samples were submitted for milling test work, and standard Bond Rod Mill and Ball Indices were determined at various limiting screen sizes. Experience with UG2 ores from the other mines showed that dilution with the hanging and footwall would significantly increase the hardness of the ores. Hence samples of the potential dilution were also tested for hardness.

Cleaner rate flotation tests were done to determine the kinetic characteristics of the rougher concentrates. Multi-stage cleaner and recleaner tests were performed to determine the upgrade potential of the concentrates, and the overall recovery that could be achieved.

Settling tests were conducted on the concentrate and tailing samples to generate the thickener design criteria.

Metallurgical Head Grades

The average head grade of the UG2 ore is reflected in Table 9.1.

Table 9.1: Average head grade from samples

Item	Head Assays Samples
	Pt	Pd	Rh	Au	4E	Pt/Pd	Cu	Ni	Cr2O3	S
	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	ratio	(%)	(%)	(%)	(%)
UG2 Ore	1.93	1.29	0.30	0.07	3.59	1.49	0.07	0.17	25.24	0.21

Milling Test Work

The average Bond Ball Mill Work Indices (BWI) in kWh/t for the two types of ore is reflected in Table 9.2.

Table 9.2: UG2 composite sample work indices

Sample Name	Limiting Screen (µm)	F80 (µm)	P80 (µm)	Net Production	BWI	BMWI	RWI	Ratio
				(g/rev)	(kWh/t)	(kWh t)	(kWh/t)	BWI:RWI
UG2 Composite	150	2123.26	126.29	2.69	10.23	14.80		1.03
	106	2123.26	84.16	1.55	13.43	16.55	14.31	1.16
	75	2123.26	60.06	1.05	16.23	18.24		1.28

Note:

RWI = Bond Rod Mill Work Indices

The BWI reported within acceptable limits for a typical UG2-type ore.

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As a rule of thumb, RWI:BWI ratios above 1.25 can indicate a potential critical size build-up or top end competency problem in an autogenous grinding (AG) mill. The higher the ratio, the greater the likelihood of a build-up occurring. High ratios can indicate that “scatting” rates (production of material sub-grate size but coarser than the trommel or closing screen mesh) will be correspondingly high. Typically, ores that respond well to AG/semi-autogenous milling possess a ratio in the region of 1.1 – 1.2, which is indicative of neither high nor low competency.

The UG2 footwall and hanging wall dilutions are shown to be harder than their respective reef horizons and, in some cases, up to 21 kWh/t.

Variability in the ore hardness and the likelihood of dilution would suggest that the choice of a crusher-ball mill circuit would be prudent.

Flotation Test Work

The majority of the UG2 samples responded well to flotation, with combined rougher 4E recoveries after 20 minutes of flotation of between 83 - 91%.

Most of the samples may be regarded as relatively fast floating. However, some samples showed a long slow floating “tail” but are still showing positive kinetic trending after 20 minutes, indicating that increased residence times may benefit the overall recovery profiles of these samples.

The deeper 750 m UG2 samples appeared to respond to rougher flotation as effectively as the shallower samples.

The UG2 coarse rougher-cleaner-re-cleaner test recovered 58% of the available 4E into the re-cleaner concentrate at a grade of 198 g/t and 2% mass pull. The cleaner unit efficiency was good at 89.5%, though the re-cleaner unit efficiency returned a relatively low value of 80.4%.

The Cr2O3 grade was high at 5%. This indicated that further cleaning stages would be required to produce a smelter-acceptable concentrate. The high Cr2O3 grades of the flotation concentrates suggested that the PGMs may not have been completely liberated during the milling process. The Cr2O3 was observed to drop out during the cleaning and re-cleaning process.

The role of the depressant when treating these ores should not be underestimated as it should be possible to achieve high concentrate grades at higher depressant dosages without sacrificing recovery. Sufficient residence times need to be built into the circuit to minimize losses of any slow-floating PGMs. Depressant dosages should initially err on the conservative side.

9.1.4	Test work Interpretation and Plant Circuit Selection

From the results obtained, flotation kinetic data were produced to enable recovery modeling predictions to be made according to the Kelsall model. The predictions for this modeling are 85.6% 4E, 2.0% Ni and 58.6% Cu metal recovery.

Findings of the test work indicate that pre-concentration of the UG2 using Rados technology must be installed. The preferred circuit configuration is an MF2 circuit with crushing and ball milling as the primary milling circuit. Secondary ball milling must be utilized to reduce the particle size to 80% passing 75 µm.

Long flotation residence times of up to 35 minutes must be catered for in all the flotation circuits, and cleaner and recleaner stages must be used to increase the concentrate grade, and at the same time reduce the chromite content to acceptable levels

9.2	Representivity of test samples

[§229.601(b)(96)(iii)(B)(10)(ii)] [SR5.3(iv)]

For a new project, the samples submitted for the test work were representative of the ore body and included the various ore types.

Twelve UG2 half-drillhole core samples from the Mphahlele orebody of approximately 5 kg each, representing the geographical extent and from the nominal 300 m and 500 m mining depths, were submitted for flotation and variability characterization test work. In core trays, the cores as delivered had already been cut to allow for the predicted mining dilution. The bulk of the work undertaken at Mintek was performed on these samples and various blends thereof.

A further four UG2 half drillhole cores were delivered from deflections on the nominal 750 m mining depth, also representing the geological extent of the orebody. Work done on these samples was limited to bench rougher rate flotation tests to confirm the flotation kinetics generated on the shallower cores.

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9.3	Testing laboratory and certification

[§229.601(b)(96)(iii)(B)(10)(iii)] [SR5.3(i)(iii)]

The majority of the mineralogy and metallurgical test work was conducted at Mintek. Mintek is a well-respected research institution that is partly funded by the Department of Science and Technology. Mintek has no affiliation with SPM. The Mintek Assay Laboratory is accredited with ISO 17025 and has a laboratory specializing in the analysis of PGM+Au samples from the BC. They comply with all the QA/QC requirements according to the accreditation.

9.4	Plant recovery and deleterious factors/elements

[§229.601(b)(96)(iii)(B)(10)(iv)] [SR5.3(iv)(v)]

Results of the test work indicate that a PGM+Au recovery of 85.5% can be achieved on the UG2 ore using a MF2 circuit and milling the ore to a particle size with a P80 of 75 µm (SPM, 2020). Copper and nickel recovery will be 58% and 52%, respectively. The grade of concentrate at this recovery will be at least 180 g/t that will meet the requirements of the smelters. Chromite levels will be lower than 2% Cr2O3 and will be acceptable to all the smelters currently toll treating PGM concentrates.

9.5	Adequacy of data

[§229.601(b)(96)(iii)(B)(10)(v)] [SR5.3(v)(vi)]

Standard metallurgical test procedures were utilized in characterizing the ores. The institutions utilized are well versed in conducting such tests and the test programmes were well structured.

All aspects around milling, flotation, solid liquid separation and upgrading of the ores were considered. The information was adequate to provide design information for the engineers. Sufficient information was provided to assist in the prediction of future plant performance.

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10	MINERAL RESOURCE ESTIMATES

[§229.601(b)(96)(iii)(B)(11)

The definition and selection of the mineral resource cuts was undertaken and reviewed by SPM staff. A Principal Resource Geologist employed by SRK undertook the geological modeling and Mineral Resource estimation.

All the mineral resource cuts were independently reviewed in detail by SRK, including cross referencing the original log sheets and interpretive logs. In addition, the analytical data were reviewed for any holes identified as having unusual grades or metal ratios.

The geological modeling was undertaken in Leapfrog Geo version 5.01, and the grade estimation and block modeling was undertaken in Datamine Studio RM version 1.5.55, and Isatis version 18.03.

10.1	Key assumptions, parameters and methods used to estimate mineral resources

[§229.601(b)(96)(iii)(B)(11)(i)] [SR4.1(i)-(v), SR4.2(i)(iii), SR4.3(i)]

10.1.1	Mineral Resource cut

The Mineral Resource cuts were defined by SPM and coded into Excel spreadsheets. The borehole logs were reviewed using graphical logs and the available assay database. The top contacts of both the MR and UG2 reefs were used as individual references. The cuts are defined considering both the nature of the metal distribution, as well as the practicality of minimum mining dimensions, and are considered to adhere to a minimum mining thickness appropriate for the mining method selected.

Merensky Reef

[SR4.3(i)]

The Mineral Resource cut was generated based on a set of rules applied to all reef intersections. The upper contact of the Merensky Pyroxenite serves as the top of all intersections. The peak of mineralization is generally offset from the top of the pyroxenite and associated with a chromitite stringer. The top portion of the pyroxenite above the chromitite stringer typically varies between 15 cm and 40 cm and is generally poorly mineralised. However, the chromitite stringer is not ubiquitously observed in the drill holes, and hence it is more appropriate to consider the consistently observable pyroxenite contact as a visual marker for the top of the mineralization.

For the MR a maximum down-the-hole apparent thickness of 2.4 m was allowed for. This represents a true thickness of between 1.4 and 1.8 m if an intersection angle between 35º and 50º is assumed. Picks and grade values are based on the sample widths and results captured in the assay database. Some intersections show the potential for a second cut for the MR in the footwall of the Mineral Resource cut; however, this has not been modelled in the current estimate and will require additional assessment of its continuity and economic potential before being declared as a Mineral Resource.

Using the MR Mineral Resource cut calculated for every drill hole and deflection, a composite grade and width was calculated for each metal over the selected width. The metal accumulations were calculated as the sum of the product of each sample metal grade and width, expressed as cm.g/t, and an average deflection cluster grade back-calculated as the total metal accumulation divided by the total cut thickness for each deflection cluster (mother hole plus deflections).

UG2 Reef

[SR3.7, SR4.3(i)]

The top of the chromitite was used as the start of all the composites. The chromitite and associated stringers are all included in the Mineral Resource cut, inclusive of any internal pyroxenite. On rare occasions the Mineral Resource cut is extended into the footwall samples where the mineralization persists into the footwall, as the expectation is that grade control drilling will be able to identify this prior to mining. A number of the composites defined by SPM have true thicknesses of less than 1 m, assuming a ~50º dip, which is less than a reasonable minimum mining width. Although the dilution will be accounted for in the conversion to a Mineral Reserve, SRK recommends that a minimum true width of at least 1 m, for long hole open stoping, should be applied, as this is the conventional approach for declaration of a Mineral Resource on tabular orebodies. Over 20% of the composites on the UG2 are lower than 1 m true width, and as a result, the Mineral Resource tonnage is likely understated, and the Mineral Resource grade overstated.

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The maximum thickness used in the Mineral Resource estimate was 4.39 m (vertical width – or approximately 2.8 m true width) against a maximum thickness of in excess of 15 m for some intersections logged as UG2. SPM reviewed all intersections and excluded some as disturbed or potholed, such as intersections where the chromitite units are interlayered with pyroxenite and anorthosite for several metres. The UG2 is known, as discussed in Chapter 3, to occur in places as two discreet chromitite seams, separated by a pyroxenite parting of variable thickness. Although there has not been a strict rule applied with respect to maximum thickness of the parting (which is generally poorly or not mineralized), where the parting is large, only the top Chromitite is selected as part of the Mineral Resource cut.

10.1.2	Wireframe modeling

SRK undertook the wireframe modeling in Leapfrog Geo 5.01, implicit modeling software. The modeling incorporated a structural interpretation done by SPM. SRK reviewed and accepted the SPM fault interpretation.

The interpretation of the fault locations by SPM is based on the knowledge of the regional structural trends, the drilling undertaken on the property, and the aeromagnetic survey undertaken over the lease area. SPM’s interpretation of the fault locations from the geophysical data is also premised on an earlier interpretation. The interpreted faults and major lineaments are shown in Figure 10.1, the first vertical derivative as solid and dashed black lines respectively. The approximate subcrops of the MR and UG2 are plotted as dashed white lines, visible across the centre of the image.

MPHAHLELE
RTP 1VD AGC 250
UG2 RESOURCE AREA
(JVDM MAG INTERP)
LEGEND
BHs (UG2 Reef Picks)
Streets
Road
UG2 Resource Area
Mphahlele 457 KS Boundary
Jan Van Der Merwe Interp:
Faults
Lineaments
Mag Interp (by J. Bell):
UG2
Merensky Reef
N
W
E
S
0
0.5
1
Kilometers
Scale 1:10 000
Projection: Lo29 (WGS84)

MPHAHLELE PGM PROJECT Plan view of interpreted fault and lineaments overlain on the first vertical derivative of the aeromagnetic survey	Project No. 576060

Figure 10.1: Plan view of interpreted fault and lineaments overlain on the first vertical derivative of the aeromagnetic survey

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Structural interpretation was based on interpretation of the aeromagnetic and radiometric survey that was completed over the Mphahlele lease area in 2004. The flight line spacing is 50 m and the survey covered an area of 117 km2.

Faults and lineaments were identified from the various sun-shaded derivatives of the aeromagnetic data. The original interpretation was re-evaluated to produce the version that was used in this report. Structures trend largely northwest to southeast, while the strike of the layering in the BC rocks is close to east-southeast to north-northwest. This assists with the interpretation of the faults and lineaments. Towards the east the resource area is cut-off by a large fault structure, associated with folding.

SRK created the wireframes as veins in Leapfrog, as this approach allows the software to explicitly honour the intersection top and bottom contacts and models the thickness in between the intersections. Leapfrog projects the interpreted fault traces vertically and models the elevation of the top and bottom contacts of the composites within each fault block, ignoring the data outside of a fault block. The wireframes were set up to honour the contacts exactly, and the wireframes developed from the isosurfaces generated on an adaptive 20 m grid, which will generate triangles on a grid closer than 20 m if required to fit the isosurface. The model is constructed to a constant depth of 620 m below sea level (~1 535 m below surface) and clipped against the topography surface supplied by SPM.

The faulted wireframe models are illustrated in Figure 10.2, with the surface coloured according to the dip. Note that even if a fault line does not intersect the wireframes, as can be seen at the top of each image, Leapfrog will project the fault line and use this as a fault boundary. The reef dips are generally between 45º and 55º.

MR UG2
MPHAHLELE PGM PROJECT Plan view of the faulted UG2 and MR vein (seam) model coloured by face dip	Project No. 576060

Figure 10.2: Plan view of the faulted UG2 and MR vein (seam) model coloured by face dip

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10.1.3	Compositing

A single composite is defined over the full thickness of the selected Mineral Resource cut for each reef for each drill hole cluster. Each of the drillholes plus deflections are length weighted and averaged to calculate the composite. The metal accumulation (grade multiplied by thickness or cm.g/t) is calculated for each composite, and is the estimated variable, along with the vertical thickness to allow the back calculation of grades after estimation.

10.1.4	Data statistics and capping

The statistics of the full width composite data are presented in Table 10.1 and Table 10.2, histograms illustrating the distributions of the metal grades in Figure 10.3 and Figure 10.4 and metal accumulations in Figure 10.5 and Figure 10.6. The UG2 is markedly higher grade than the MR except for the base metals where the MR grades are marginally higher.

The pattern of mineralization is consistent for the PGMs Pt, Pd, and Rh and Au in both the MR and UG2. The distributions are not strongly skewed, and there are no significant outliers. The MR density distribution is negatively skewed, as is the UG2, but not as strongly skewed. The MR accumulation distribution matches the grade distribution fairly well, due to the relatively tightly constrained distribution of length (vertical thickness) values. The UG2 accumulation distribution, while also being reasonably close to normally distributed, show a distinct character from the grade value, due to the wider range of length values. There are, however, no significant outliers, high or low, in the accumulation distributions.

Table 10.1: Statistics of the grade variables for the full width composites per seam

Variable	Reef	Count	Minimum	Maximum	Mean	Std. Dev.	CoV
4E ppm	MR	97	0.12	6.07	2.74	1.28	0.47
Pt ppm	MR	97	0.07	3.42	1.51	0.72	0.48
Pd ppm	MR	97	0.04	2.01	0.9	0.45	0.50
Rh ppm	MR	97	0.01	0.16	0.07	0.03	0.43
Au ppm	MR	97	0.01	0.61	0.26	0.12	0.46
Ni ppm	MR	97	0.01	0.38	0.18	0.07	0.39
Cu ppm	MR	97	001	0.24	0.11	0.05	0.45
Density	MR	99	2.67	3.26	3.13	0.1	0.03
Length	MR	99	0.86	2.74	2.1	0.26	0.12
4E ppm	UG2	178	1.36	9.49	5.09	1.43	0.28
Pt ppm	UG2	178	0.42	3.9	2.6	0.58	0.22
Pd ppm	UG2	178	0.21	5.38	1.94	0.82	0.42
Rh ppm	UG2	178	0.13	0.69	0.44	0.1	0.23
Au ppm	UG2	178	0.01	0.25	0.1	0.04	0.40
Ni ppm	UG2	178	0.02	0.33	0.12	0.05	0.42
Cu ppm	UG2	178	0.01	0.19	0.07	0.03	0.43
Density	UG2	178	3.2	4.16	3.75	0.15	0.04
Length	UG2	178	0.67	4.82	2.17	0.83	0.38

Table 10.2: Statistics of the estimated metal accumulation variables for the full width composites per seam

Variable	Reef	Count	Minimum	Maximum	Mean	Std. Dev.	CoV
4E cm.g/t	MR	97	29.71	1 328.87	540.61	318.90	0.59
Pt cm.g/t	MR	97	15.14	749.54	294.71	176.63	0.60
Pd cm.g/t	MR	97	8.72	460.21	180.78	111.80	0.62
Rh cm.g/t	MR	97	2	36.37	14.08	8.34	0.59
Au cm.g/t	MR	97	2.4	130.21	51.08	28.14	0.55
Ni cm.g/t	MR	97	1.23	85.57	36.98	17.51	0.47
Cu cm.g/t	MR	97	0.49	52.39	21.88	11.16	0.51
Density	MR	97	2.67	3.26	3.14	0.08	0.03
Length	MR	97	0.86	2.74	2.09	0.23	0.11
4E cm.g/t	UG2	178	194.22	2 994.68	1 065.42	477.58	0.45
Pt cm.g/t	UG2	178	72.16	1 367.51	542.91	233.16	0.43
Pd cm.g/t	UG2	178	24.78	1 334.08	408.90	221.60	0.54
Rh cm.g/t	UG2	178	20.58	236.74	92.79	39.68	0.43
Au cm.g/t	UG2	178	0.77	66.00	20.84	10.40	0.50
Ni cm.g/t	UG2	178	1.39	84.32	25.45	14.01	0.55
Cu cm.g/t	UG2	178	0.81	43.44	15.42	8.04	0.52
Density	UG2	178	3.2	4.16	3.78	0.16	0.04
Length	UG2	178	0.67	4.82	2.16	0.86	0.40

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MPHAHLELE PGM PROJECT Histogram of Composite grades for MR	Project No. 576060

Figure 10.3: Histogram of composite grades for the MR

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MPHAHLELE PGM PROJECT Histogram of Composite grades for UG2	Project No. 576060

Figure 10.4: Histogram of composite grades for the UG2

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MPHAHLELE PGM PROJECT Histogram of Composite accumulations for MR	Project No. 576060

Figure 10.5:	Histogram of composite metal accumulations for the MR

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MPHAHLELE PGM PROJECT Histogram of Composite accumulations for UG2	Project No. 576060

Figure 10.6: Histogram of composite metal accumulations for the UG2

SRK tested the metal accumulation distribution of the composites, using a variety of tests based around the concept introduced by Parker (1991) of calculating cumulative population statistics, starting with the first two lowest value samples, and sequentially adding samples and recalculating the population statistics at each addition. Where addition of a sample results in a significant change in the population characteristics, this is an indication of a potential need for capping. Box and whisker plots for each variable in Figure 10.7 are an additional way of assessing the distribution for statistical outliers. Statistical outliers are plotted as green crosses in Figure 10.7. However, a statistical outlier does not necessarily require capping as this assessment is based on a normal distribution, to which most of the variables to not strictly conform. Very few of the outliers in the box and whisker plots are on the high side of the distribution.

SRK’s assessments do not unequivocally show a need to cap the data, and SRK has elected to retain the previous SPM decision not to cap any of the composite datasets. The highest-grade UG2 composites for all variables are generally in well-informed areas, and these are not expected to exert an overly significant influence on the estimates. The deepest MR composites (in the South Western portion of the deposit) are amongst the highest value composites, resulting in a large high grade area in the estimates around these composites (see Figure 10.12); however, these are not isolated values, and appear to represent a real trend in the grade distribution.

On the low value side, there are two anomalously low-grade PGM values for the UG2, which have been investigated and retained as valid. They are not in well-informed areas and do have an impact on the estimates (see Figure 10.13 and Figure 10.14). These may represent potholed intersections and were excluded from the wireframe modeling but included in the grade modeling. An area surrounding the intersections is physically excluded from the block models.

The density values show the most significant low value outliers. For both the MR and UG2 these composites are very shallow and in well informed areas. There is no relationship between the low density values and metal grades; both the MR and UG2 low density values are spread across the typical grade distribution.

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MR UG2
MPHAHLELE PGM PROJECT Box plots of composite grades for the MR (left) and UG2 (right)	Project No. 576060

Figure 10.7: Box plots of composite grades for the MR (left) and UG2 (right)

10.2	Mineral Resource estimation

[§229.601(b)(96)(iii)(B)(11)(ii)] [SR4.1(iv), SR4.2(ii) (iv) (vi), SR4.5(ii) (iv) (v) (vi)]

No estimation domains have been applied in the estimation process. The UG2 does not show any strong grade trends across the deposit, and there is no strong evidence for the need to apply sub-domaining based on grade. There is a very subtle trend of decreasing thickness from west to east and south to north, but this is gradual, and there is no clear break in the distribution.

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Previous estimates in 2012 sub-divided the MR into three domains for estimation (see discussion in section 5.1.1). The central area was interpreted to be significantly disturbed and was excluded from estimation and Mineral Resource reporting. The previous SPM and current SRK estimate include the entire strike length of the deposit but do not include any subdivision into estimation domains. The grade tends to be higher in the west than in the east and central portions of the deposit, with the lowest grades observed in the central, previously excluded, portion of the deposit. There is no significant trend in the thickness across the orebody; however, this is due to the definition of the Mineral Resource cut over a relatively fixed interval, and not due to the true thickness of the stratigraphic unit which is truncated in the Mineral Resource cut.

SRK generated a two dimensional (2D) estimate. For all variables, the 2D grid dimensions are the same, and are detailed in Table 10.3.

Table 10.3: Estimation of grid dimensions

	X	Y
Origin	58125	-2695200
Grid dimension (m)	25	25
No. grid cells	340	150
Extent	66625	-2691450

The PGM and Au grade and accumulation variables are highly correlated, as are the base metal grades. The PGM and gold correlations for the UG2 accumulations are illustrated in Figure 10.8, and the base metals show similarly strong correlations. Because of the strong correlations, SRK elected to co-Krig the PGMs and gold, and the base metals.

Semi-variogram modeling refers to the fitting of mathematical models (smooth curves) to the experimental semi-variograms generated in the analysis process. Experimental semi-variograms are an empirical measure of the continuity of grade (i.e., how similar sample grades are) dependent on the distance between samples, calculated by measuring the normalized variance between sample grades and plotting this against the distance between the samples. Semi-variogram models form the mathematical basis for the estimation process via the grade interpolation methods, e.g. kriging.

SRK was not able to generate experimental semi-variograms for the Merensky Reef, even when testing using sub-domain areas, which showed an interpretable pattern in the grade variance with distance. The UG2 data do show interpretable grade continuity and the semi-variogram models fitted to the experimental data are shown in Figure 10.9 to Figure 10.11.

No meaningful anisotropy was observed in the experimental semi-variograms, and omni-directional (2D) semi-variograms are calculated and modelled for all variables. Dual structures spherical models were fitted to all variables.

The nugget effect is modelled as a vertical offset at the origin of the fitted model and represents the intrinsic very short scale variability in the grades of immediately adjacent samples, due to the irregular distribution of metals in the orebody at that scale (and incorporating any errors which may be introduced during sampling, sample processing and assay). The range is defined as the distance where the slope of the experimental semi-variogram changes, and the full range is modelled where the experimental semi-variogram levels out. The sills are the values on the vertical axis where these inflections are modelled, and the sum of the nugget plus each sill value is expected to be equivalent to the population variance (potted on the semi-variograms as a horizontal dashed black line) of the sample dataset

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MPHAHLELE PGM PROJECT Scatter plot for the UG2 PGM and Au metal accumulation	Project No. 576060

Figure 10.8: Scatter plot for the UG2 PGM and Au metal accumulation

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MPHAHLELE PGM PROJECT Experimental semi-variograms and cross semi-variograms for the UG2 PGM and Gold accumulations	Project No. 576060

Figure 10.9: Experimental semi-variograms and cross semi-variograms for the UG2 PGM and Au accumulations

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MPHAHLELE PGM PROJECT Experimental semi-variograms and cross semi-variograms for the UG2 base metal accumulations	Project No. 576060

 Figure 10.10: Experimental semi-variograms and cross semi-variograms for the UG2 base metal accumulations

MPHAHLELE PGM PROJECT Experimental semi-variograms for the UG2 density and thickness	Project No. 576060

Figure 10.11: Experimental semi-variograms for the UG2 density and thickness

The semi-variogram models are summarized in Table 10.4. Note that the long range fitted to the density is to ensure the semi-variogram model reaches the population variance and would not be considered during the search range selection.

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Table 10.4: UG2 semi-variogram model parameters

			Range			Range
Variable	Nugget	Sill 1	X	Y	Sill 2	X	Y
Pt-cm.g/t	0	17 766.88	65	65	6 219.83	250	250
Pd-cm.g/t	0	22 206.04	65	65	8 497.53	250	250
Rh-cm.g/t	0	423.37	65	65	259.35	250	250
Au-cm.g/t	0	69.16	65	65	19.95	250	250
Ni-cm.g/t	70.61	68.44	59.07	59.07	68.44	218.1	218.1
Cu-cm.g/t	36.25	7.42	59.07	59.07	7.42	218.1	218.1
Density	0.004	0.0045	65	65	0.0147	1 800	1 800
Vertical Thickness	0.2057	0.0885	159.2	159.17	0.1903	631.2	631.2

Ordinary Kriging (OK) was selected as the estimation algorithm for the UG2. As it was not possible to model robust semi-variograms for the MR, the estimate was undertaken using inverse distances squared (ID2) weighting. SRK used the same search parameters for all variables on both reefs. SRK selected the parameters through test kriging of the PGMs and Au on the UG2 and visually assessing the grade and kriging statistic outputs. The estimates were completed in three passes, whose parameters are summarized in Table 10.5. The third search pass is intentionally set to a very large range to ensure all blocks are estimated.

Table 10.5: Search pass strategy

Search Pass	1	2	3
Range	150	500	1 200
Min Composites	3	3	3
Max Composites	5	10	5

The grade estimates for the 3PGMs plus Au, Ni and Cu are shown in Figure 10.12 and Figure 10.13 for the UG2 and MR respectively, and the PGM distributions for the UG2 in Figure 10.14. Plan views of the vertical thickness of the UG2 and MR are shown in Figure 10.15.

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N
W
E
S
4E ppm
Legend
Grade (g/t)
0 - 1
1 - 1.5
1.5 - 2
2 - 3
3 - 4
4 - 6
6 - +
Composites
Faults
Mining Lease
Ni ppm
Legend
Grade (ppm)
0 - 0.05
0.05 - 0.1
0.1 - 0.125
0.125 - 0.2
0.2 - 0.25
0.25 - 0.3
0.3 - +
Composites
Faults
Mining Lease
Cu ppm
Legend
Grade (ppm)
0 - 0.05
0.05 - 0.075
0.075 - 0.09
0.09 - 0.1
0.1 - 0.11
0.11 - 0.13
0.13 - +
Composites
Faults
Mining Lease

MPHAHLELE PGM PROJECT Plan view of grade estimates for the MR	Project No. 576060

Figure 10.12: Plan view of grade estimates for the MR

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N
W
E
S
4E ppm
Legend
Grade (g/t)
0 - 1
1 - 1.5
1.5 - 2
2 - 3
3 - 4
4 - 6
6 - +
Composites
Faults
Mining Lease

Ni ppm
Legend
Grade (ppm)
0 - 0.05
0.05 - 0.1
0.1 - 0.125
0.125 - 0.2
0.2 - 0.25
0.25 - 0.3
0.3 - +
Composites
Faults
Mining Lease

Cu ppm
Legend
Grade (ppm)
0 - 0.05
0.05 - 0.075
0.075 - 0.09
0.09 - 0.1
0.1 - 0.11
0.11 - 0.13
0.13 - +
Composites
Faults
Mining Lease

MPHAHLELE PGM PROJECT Plan view of grade estimates for the UG2	Project No. 576060

Figure 10.13: Plan view of grade estimates for the UG2

SRK	Report date: 22 September 2021
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Pt ppm
Legend
Grade (g/t)
0 - 1
1 - 1.5
1.5 - 2
2 - 3
3 - 4
4 - 6
6 - +
Composites
Faults
Mining Lease
N
W
E
S
Pd ppm
Legend
Grade (g/t)
0 - 1
1 - 1.5
1.5 - 2
2 - 3
3 - 4
4 - 6
6 - +
Composites
Faults
Mining Lease
Rh ppm
Legend
Grade (g/t)
0 - 0.05
0.05 - 0.1
0.1 - 0.15
0.15 - 0.25
0.25 - 0.3
0.3 - 0.45
0.45 - +
Composites
Faults
Mining Lease

MPHAHLELE PGM PROJECT Plan view of PGM grade estimates for the UG2	Project No. 576060

Figure 10.14: Plan view of PGM grade estimates for the UG2

For the MR, the PGM distributions are all fairly similar, with Pt slightly dominating over Pd. There is a strong grade trend from west to east, with the lowest grades in the central area, previously excluded from the Mineral Resource, and the most eastern portion of the deposit. The same pattern is observable in the base metal grade plots as well. While there is not necessarily evidence of a sharp change in grade from the available data, the patterns do support the use of sub-domains and SRK recommends that future estimates investigate the impact of this. SRK did not undertake testing of this during the current estimate as the agreed scope was to follow the interpretation of the SPM geologists.

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In the UG2 estimates, the PGM distribution is relatively uniform, except for specific intersections which diverge from the relatively uniform grades. Specifically, the very low grades for all metals of the MP088 and MP089 at depth in the east are examples of unusual intersections which are anomalously low, compared to the majority of intersections. MP122 at X: 63 587 has anomalous metal grades, where the Pd (5.39 g/t) is higher than the Pt (3.21 g/t) and the base metals are significantly higher as well. If this is a potholed intersection or is selected from the bottom chromitite layer of the UG2 rather than the top chromitite layer, it may result in local over estimation. The source data for these intersections has been validated in detail, and the grades are confirmed as correct.

Note that small parts of the block models are absent, where SRK has specifically excluded an area around an intersection which was identified as potholed, and which was excluded from the wireframe or grade estimation. These specific exclusions are in addition to the geological losses applied.

MPHAHLELE PGM PROJECT Plan view of vertical thickness of the MR and UG2	Project No. 576060

Figure 10.15: Plan view of vertical thickness of the MR and UG2

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The Mineral Resources are reported in accordance with the definitions and guidelines of the SAMREC Code (2016) and SK1300. The Mineral Resources are reported both inclusive and exclusive of any Mineral Reserves which may be declared from them.

The Mineral Resources are reported after the application of geological loss factors applied to the tonnage and metal content on a percentage basis (Table 10.6).

The geological loss factors for the UG2 are assigned based on classification (reflecting the relative confidence in the modeling and estimation).

The geological loss for the MR is similarly sub-divided based on the same factors but, in addition, the Central portion of the Merensky orebody, which is potentially disturbed and was previously not reported, and the area to the east of this, which may be more structurally complicated, are additionally discounted.

Table 10.6: Geological loss discount factors applied to the Mineral Resource reporting

Reef	Classification	Area	Discount Applied
UG2	Measured	All areas	12%
	Indicated	All areas	15%
	Inferred	All areas	20%
Merensky	Measured	All areas	12%
	Indicated	West	12%
		Central	30%
		East	25%
	Inferred	West	20%
		Central	30%
		East	25%

10.3	Mineral Resource classification criteria

[§229.601(b)(96)(iii)(B)(11)(iv)] [SR4.4(i)]

The classification of the Mineral Resources considers a number of aspects of the data quality and estimation. The quality of the data is considered to be high, due to the confidence in the location of the data, accurate surveys, detailed and appropriate geological logging, sampling procedures, which are consistent with industry best practice, and confidence in the accuracy of the analytical results, as determined thought the comprehensive QA/QC programme. No material uncertainty is considered to be introduced to the Mineral Resource estimates by these aspects of the data collection. As noted in Sections 7 and 8, the performance of some aspects of the analytical QA/QC program is seen as sub-optimal. However, the overall good correlation between the original and umpire analyses supports the interpretation that the assays are sufficiently accurate for use in Mineral Resource estimation.

The selection of the Mineral Resource cuts has been undertaken in a systematic fashion, based on a set of rules that incorporate consideration of the grade distribution, lithostratigraphy, and technical mining limitations such as minimum width. The cuts have been independently reviewed both within SPM and by SRK and found to be reasonable and consistent with the definition rules. SRK do not consider the definition of the Mineral Resource cuts to be a source of any significant uncertainty, noting, however, that there is mineralization outside of the Mineral Resource cuts, and a different set of rules could result in an alternative interpretation of the cuts.

The geological modeling honours the location and distribution of data well in the current models. This is assured through the use of implicit modeling for the orebody wireframe generation and defining this requirement in the modeling software. The overall morphology of the orebody is consistent, with a relatively consistent planar attitude that is consistent with the expectation of the northern margin of the main BC intrusion. On a macro-scale there are no significant fault displacements over the Mineral Resource area; the interpreted faults have relatively small displacements that can relatively easily be navigated during the mining process. The exact location of the faults is only known within the resolution of the drilling and the geophysical surveys. The density of the drilling is therefore a good proxy for the confidence in the structural interpretation and the uncertainly around the scale and location of the faults.

The decision to not use estimation domains is subject to review in the future, and may be a source of uncertainty. For the MR in particular, there are regional changes in the metal distribution that may be related to the presence of serpentenized harzburgite within the Merensky Pyroxenite unit. The nature of the transition between areas affected by this feature and those not affected is expected to be gradational; however, this is an aspect of uncertainty. This does not affect the definition of the Mineral Resource cut, which is based on defined rules as discussed previously, but can affect the metal accumulation. This is reflected in the Mineral Resource cut grades, which are observed to be lower in the central portion of the orebody.

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For the MR estimate, using ID2, no kriging statistics are generated, but are generated for the UG2 estimates using OK. Indicators such as the Slope of Regression and Kriging efficiency indicate high confidence in the estimates in the densely drilled areas, with the Slope of Regression typically above 0.8. In the more widely spaced drilling areas, where the drilling varies between 150 to 400 m (and of course in the areas with even wider drill spacing) there is no continuity in the Slope of Regression values, with high values clustered around the intersections, and reducing to below 0.5 between intersections. The shorter range of the first structures in the semi-variograms, which comprise the majority of the variance (60 % to 90%) is responsible for this pattern.

However, the very consistent PGM and gold grades in both reefs, as well as the known grade continuity of the BC mineralization, as well as the high confidence in the data and the geological modeling, support a classification better than would be applied if considering the kriging statistics alone. SRK’s classification is primarily based on the data spacing, the experience of the Qualified Person, and the previous Mineral Resource classification done by SPM in 2019 and SRK in the 2008 estimate.

The classification outlines for the previous estimates were used as a starting point, which classified the areas above a Z elevation of 350 m, for the Merensky, and 170 m for the UG2 as Indicated Mineral Resources, and the area deeper than that as Inferred Mineral Resources. These elevations were selected as they approximate the transition between drill holes spaced at 400 m to 500 m (i.e., less than the variogram range modelled in the previous estimate) and the wider spaced drill holes.

The densely drilled areas, around the site of the declines in the previous study have a drilling density, as well as Kriging statistics that support the classification of Measured Mineral Resources. The classification assigned is shown in Figure 10.16.

SRK is of the opinion that, with consideration of the opportunities outlined in Section 21.12 and the recommendations in Section 22, any issues relating to all applicable technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work.

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MPHAHLELE PGM PROJECT Plan view of Mineral Resource classification assigned to the MR and UG2	Project No. 576060

Figure 10.16: Plan view of Mineral Resource classification assigned to the Merensky and UG2

10.4	Reasonable Prospects of Economic Extraction (RPEE)

[§229.601(b)(96)(iii)(B)(11)(iii) (vi) (vii)] [SR4.2(ii)(iii)(iv), SR4.3]

To assess the prospects of economic extraction, SRK calculated a cut-off grade based on mining and processing assumptions supplied by SPM. The metal prices and exchange rate used in the calculation are the three-year trailing average prices and spot values as of 30 June 2021 as provided by the Company (Table 10.7).

Table 10.7: Commodity price and exchange rate assumptions for cut-off calculations

Item	Units	Three-Year Trailing Average	Spot
Pt	(USD/oz)	914	1 076
Pd	(USD/oz)	1 853	2 872
Rh	(USD/oz)	8 090	20 100
Ru	(USD/oz)	304	750
Ir	(USD/oz)	2 000	5 750
Au	(USD/oz)	1 559	1 770
Ni	(USD/t)	14 306	18 254
Cu	(USD/t)	6 608	9 318
ZAR:USD	(ZAR)	15.10	14.27

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Effective Date: 30 June 2021

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The three-year trailing average values are lower than the short term CRU values (refer to Table 15.2), aside from Ir which is equivalent, while the long term CRU values are lower than the three-year trailing average values of Pt, Pd, Ir and slightly lower for Au. The remaining metals’ prices and exchange rate are all higher. Using the three-year trailing average will likely result in a reasonably conservative cut-off value, with only the CRU long term prices likely to result in a lower cut-off. The short-term prices will likely have the biggest impact on the financial model and SRK considers the three-year trailing average to be an appropriate price deck, balancing the currently high prices and the varied short-term and long-term projections from CRU.

The UG2 estimated grades are globally all higher than the cut-off and using higher prices will have no impact on the reported UG2 Mineral Resource.

The MR Mineral Resources are impacted by the choice of cut-off, as approximately 15% of the total estimated area is currently below the calculated cut-off. The slope of the grade tonnage curve around the current cut-off value is shallow and relatively large changes in metal price will likely result in relatively small increases in the reported MR Mineral Resource.

A basket price for all the metals was calculated by weighting each of the three-year trailing average prices by the metal’s contribution to the 4E value for each reef package cut. The contribution of the base metals was not considered. The basket 4E prices of USD 1 515/oz and USD 1 916/oz were calculated for the MR and UG2, respectively. A 20% premium over the above basket prices (USD 1 818/oz and USD 2 299/oz, respectively) was used for the cut-off grade (CoG) calculation, as this is considered a reasonable price for the Mineral Resource use, taking into account the historical and current variability of the metal prices.

The cut-off grade and the parameters assumed for its calculation for the MR and UG2 packages are detailed in Table 10.8. The cost and modifying factor assumptions are derived from the mining study detailed in Sections 11 and 12, the economic analysis detailed in Section 18 and the processing recoveries discussed in Section 13.

Table 10.8: Parameters used in the cut-off calculations for the MR and UG2 Reefs (based on underground mining methods)

MR	ZAR/t	UG2	ZAR/t
Mining Cost	866.76	Mining Cost	866.76
Rados	16.00	Rados	16.00
Concentrator	192.47	Concentrator	192.47
Smelter and Refining Opex	71.13	Smelter and Refining Opex	71.13
Subtotal	1 146.37	Subtotal	1 146.37
Total	1 146.37	Total	1 146.37
Mining recovery	97%	Mining recovery	97%
Plant Recovery	87.0%	Plant Recovery	83.2%
NSR	95.6%	NSR	93.6%
MCF	97%	MCF	97%
CoG	1.64	CoG	1.38

SRK is not aware of any technical constraints to the prospects of economic extraction of the Mineral Resources. Parts of the MR have relatively low grades that are below the calculated economic cut-off. This is illustrated in the grade tonnage curves in Figure 10.17 where none of the UG2 model is below the cut-off, while approximately 15% of the MR Mineral Resource falls below the current cut-off value (1.64 g/t 4E).

The effective date of the Mineral Resource is 30 June 2021, and the technoeconomic assumptions which have been applied in the calculation of the RPEE are as that date. The metal price and exchange rates are based off of a three-year trailing average for these parameters as discussed in Section 10.3. These have been considered in conjunction with the long term projections provided by CRU. The mine is expected to operate for approximately 25 years based on the currently defined parameters and the Measured and Indicated Mineral Resources. Additional exploration is likely to be able to increase the extent of the Measured and Indicated Mineral Resources and therefore potentially the mine life. Projections of metal prices and economic parameters such as the exchange rate over such time periods are inherently uncertain, and future market conditions could be substantially different from those assumed. The risk to the UG2 is considered to be relatively low as the estimated grades are materially higher than the cut-off grade over the majority of the orebody. The MR is more sensitive to changes in the commodity prices, but is currently not part of the Mineral Reserve. Improvements in the technoeconcomic parameters in the future would present upside potential for expansion of the mines production, or extension of the economic life of the mine.

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MPHAHLELE PGM PROJECT Grade tonnage curves for the MR and UG2	Project No. 576060

Figure 10.17: Grade tonnage curves for the MR and UG2

Additional drilling is reasonably expected to be able to convert the Inferred Mineral Resources into Indicated Mineral Resources. However, the current Measured and Indicated Mineral Resources are sufficient to support the initial requirements for demonstration of the feasibly of the project. Additional drilling to improve the confidence in the deeper Mineral Resources is likely to be undertaken after active mining commences.

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Effective Date: 30 June 2021

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10.5	Mineral Resource Statement

[§229.601(b)(96)(iii)(B)(11) (ii)] [SR4.1(iv) (vi), SR4.5(ii) (iv) (v) (vii), SR6.1(i), SR6.3(v)(vi)]

The Mineral Resource statement is given in Table 10.9 on an inclusive basis and in Table 10.10 on an exclusive basis. The exclusive Mineral Resources are based on a perimeter surrounding the area incorporated into the mine design. All Mineral Resources within the perimeter are excluded from the Exclusive Mineral Resource reporting, but no other exclusions are applied. Mineral Resources are reported above an economic cut-off and after the exclusion of geological losses.

All of the UG2 resource model has grades that are above the economic cut-of grade of 1.38 g/t determined above.

SPM is the beneficial owner of 75% of the Mphahlele Project and only the portion of the metal and tonnes attributable to SPM is included in the tabulations.

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Table 10.9: SRK audited PGM INCLUSIVE attributable Mineral Resource statement, effective 30 June 2021

Classification INCLUSIVE	Reef	Tonnage (Mt)	Reef Width (m)	PGM Grade (g/t)								Contained PGM (Moz)		Base Metal Grade (%)		Contained Base Metal (tonnes)
				4E	6E	Pt	Pd	Rh	Au	Ir	Ru	4E	6E	Ni	Cu	Ni	Cu
	Measured Mineral Resource
	Merensky	0.6	1.20	3.00	3.80	1.65	0.99	0.08	0.30	0.12	0.68	0.06	0.08	0.021	0.012	1,280	763
	UG2	2.1	1.20	5.03	6.02	2.55	1.94	0.43	0.10	0.18	0.82	0.34	0.41	0.012	0.007	2,518	1,566
	Total Measured Resource	2.7		4.57	5.52	2.35	1.73	0.35	0.15	0.17	0.79	0.40	0.49	0.014	0.009	3,798	2,329
	6E prill					42.52%	31.27%	6.31%	2.66%	3.00%	14.25%
	Indicated Mineral Resource
	Merensky	12.1	1.36	3.00	3.75	1.65	0.99	0.08	0.28	0.11	0.64	1.17	1.46	0.020	0.012	23,851	14,218
	UG2	22.0	1.35	4.97	5.96	2.54	1.90	0.44	0.10	0.18	0.81	3.53	4.23	0.012	0.007	26,495	15,148
	Total Indicated Resource	34.1		4.27	5.18	2.22	1.58	0.31	0.16	0.15	0.75	4.69	5.69	0.015	0.009	50,346	29,366
	6E prill					42.92%	30.47%	5.99%	3.12%	2.98%	14.52%
	Inferred Mineral Resource
	Merensky	23.3	1.46	3.12	3.91	1.71	1.04	0.08	0.29	0.12	0.67	2.33	2.92	0.020	0.012	46,164	27,681
	UG2	25.6	1.28	5.11	6.12	2.59	1.98	0.44	0.10	0.18	0.83	4.20	5.04	0.012	0.007	29,928	18,883
	Total Inferred Resource	48.9		4.16	5.06	2.17	1.53	0.27	0.19	0.15	0.75	6.54	7.96	0.016	0.010	76,091	46,564
	6E prill					42.82%	30.28%	5.31%	3.76%	2.97%	14.87%
	Total Resource	85.7	1.36	4.22	5.13	2.20	1.56	0.29	0.18	0.15	0.75	11.63	14.13	0.015	0.009	130,235	78,259
	6E prill					42.85%	30.39%	5.62%	3.47%	2.97%	14.70%

Notes:

1.	Mineral Resources are not Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted to Mineral Reserves.

2.	Mineral Resources are reported on an attributable basis, with only the 75% attributable to SPM included

3.	The Mineral Resources are reported inclusive of any Mineral Reserves that may be derived from them.

4.	1 Troy Ounce = 31.1034768g

5.	Mineral Resources are reported above a cut-off of 1.63 g/t 4E for the MR and 1.38 g/t 4E for the UG2.

6.	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

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Effective Date: 30 June 2021

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Table 10.10:   SRK audited PGM EXCLUSIVE attributable Mineral Resource statement, effective 30 June 2021

Classification EXCLUSIVE	Reef	Tonnage (Mt)	Reef Width (m)	PGM Grade (g/t)								Contained PGM (Moz)		Base Metal Grade (%)		Contained Base Metal (tonnes)
				4E	6E	Pt	Pd	Rh	Au	Ir	Ru	4E	6E	Ni	Cu	Ni	Cu
	Measured Mineral Resource
	Merensky	0.6	1.20	3.00	3.80	1.65	0.99	0.08	0.30	0.12	0.68	0.06	0.08	0.021	0.012	1,280	763
	UG2	0.3	1.12	5.12	6.14	2.62	1.96	0.43	0.10	0.18	0.84	0.04	0.05	0.012	0.008	298	198
	Total Measured Resource	0.9		3.61	4.47	1.92	1.27	0.18	0.24	0.14	0.73	0.10	0.13	0.018	0.011	1,579	961
	6E prill					43.01%	28.31%	4.00%	5.38%	3.06%	16.25%
	Indicated Mineral Resource
	Merensky	12.1	1.36	3.00	3.75	1.65	0.99	0.08	0.28	0.11	0.64	1.17	1.46	0.020	0.012	23,851	14,218
	UG2	3.2	1.37	5.06	6.06	2.57	1.95	0.44	0.10	0.18	0.82	0.51	0.62	0.012	0.007	3,829	2,270
	Total Indicated Resource	15.3		3.43	4.23	1.84	1.19	0.15	0.24	0.13	0.68	1.68	2.08	0.018	0.011	27,680	16,488
	6E prill					43.53%	28.13%	3.60%	5.70%	2.96%	16.06%
	Inferred Mineral Resource
	Merensky	23.3	1.46	3.12	3.91	1.71	1.04	0.08	0.29	0.12	0.67	2.33	2.92	0.020	0.012	46,164	27,681
	UG2	25.6	1.28	5.11	6.12	2.59	1.98	0.44	0.10	0.18	0.83	4.20	5.04	0.012	0.007	29,926	18,883
	Total Inferred Resource	48.9		4.16	5.06	2.17	1.53	0.27	0.19	0.15	0.75	6.54	7.96	0.016	0.010	76,090	46,564
	6E prill					42.82%	30.28%	5.31%	3.76%	2.97%	14.87%
	Total Resource	65.0	1.36	3.98	4.86	2.09	1.45	0.24	0.20	0.14	0.74	8.32	10.16	0.016	0.010	105,349	64,012
						42.94%	29.83%	4.96%	4.17%	2.97%	15.14%

Notes:

1.	Mineral Resources are not Mineral Reserves. There is no certainty that any part of the Mineral Resources will be converted to Mineral Reserves.

2.	Mineral Resources are reported on an attributable basis, with only the 75% attributable to SPM included

3.	The Mineral Resources are reported exclusive of any Mineral Reserves that may be derived from them

4.	1 Troy Ounce = 31.1034768g

5.	Mineral Resources are reported above a cut-off of 1.63 g/t 4E for the MR and 1.38 g/t 4E for the UG2.

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Effective Date: 30 June 2021

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10.5.1	Reconciliation of Mineral Resources

[SR4.2(v), SR4.5(vi)]

The reported Mineral Resource tonnages and contained 4E PGMs on SPM’s website at December 2019 and per this TRS at June 2021 are compared in Table 10.11.

Table 10.11:   Mphahlele Mineral Resource Comparison

Item	Units	SPM website (Dec’2019)	This TRS (Jun’2021)	Comments
Measured Resources
Merensky	(Mt)	-	0.8	Measured Resources are as a result of 91 new drillholes in the shallow areas near the location of the 2008 FS decline portals
	(Moz 4E)	-	0.08
UG2	(Mt)	-	2.8
	(Moz 4E)	-	0.46
Indicated Resources
Merensky	(Mt)	18.34	16.1	A decrease in the tonnes and metal content primarily due to the application of a cut off and part upgraded to Measured Resources
	(Moz 4E)	1.83	1.56
UG2	(Mt)	31.20	29.4	The combined Measured and Indicated has a small increase in tonnes and estimated grade due to additional data and changes in estimation approach
	(Moz 4E)	2.8	4.70
Inferred Resources
Silicates (S2)	(Mt)	28.82	31.0

No significant changes as the inclusion of the central domain is balanced by the application of a cut off.

Little change in the metal content as the decreased tonnes is balanced by the increase in grade due to the changes in modeling and estimation parameters

	(Moz 4E)	2.94	3.11
UG2	(Mt)	43.10	34.1
	(Moz 4E)	5.73	5.60

The major changes between the December 2019 (based on 2008 FS) and June 2021 estimates include:

•	91 additional holes in the shallow portal locations;

•	Changes in the cut definition on the MR and UG2;

•	Lateral domains, and exclusion of the central domain from the resource in 2008 FS, but no lateral domains in 2021, and application of a cut off in 2021; and

•	Implicit wireframe modeling used in the 2021 estimate compared to conventional planar surface modeling in 2008 FS.

10.6	Metal or mineral equivalents

[§229.601(b)(96)(iii)(B)(11)(vi)] [SR4.5(ix)]

No metal equivalents are reported.

Summation of the Pt, Pd, Rh and Au is reported as 4E grades of metal quantities, and summation of Pt, Pd, Rh, Au, Ir, and Ru is reported as 6E.

In cut-off calculations the revenue from each of these is considered and summed to arrive at a composite grade cut-off value (ether 4E or 6E). The metal prices are detailed in Section 15.

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

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11	MINERAL RESERVE ESTIMATES

[§229.601(b)(96)(iii)(B)(12)

The MR was excluded from the mine design in the 2020 FS (mining of only UG2 considered), for the following reasons:

•	A reduced production requirement (only 125 ktpm RoM);

•	Lower grades than UG2;

•	MR present in the western portion of the property, absent in the central portion and geologically disturbed in the eastern portion;

•	Cut-off grade excludes large portions of reef; and

•	The declines and all underground development/infrastructure are in the footwall of the UG2, requiring extensive waste development to access the MR.

The MR remains a mineable resource mainly in the western portion of the orebody and may be used to extend the LoM.

11.1	Key assumptions, parameters and methods used to estimate Mineral Reserves

[§229.601(b)(96)(iii)(B)(12)(i)] [SR5.1(ii), SR5.2(i-ix)]

All design and scheduling work was carried using the Datamine Studio 5D Planner and Enhanced Production Scheduler mine planning software packages. The modifying factors applied in the Mineral Resource to Mineral Reserve conversion and incorporated into the mine design are set out in Table 11.1. These parameters are in line with those used on similar mining operations within the BC and are sufficient for a PFS-level engineering study.

Table 11.1:     Modifying factors for the Mphahlele Project

Parameter	Units	UG2 Reef
Final Planned Mining Cut	(m)	Minimum 1.2 m + defined dilution
Density	(t/m3)	From geology model
4E Grade	(g/t)	From geology model
Geological Losses Known		From model and design
Geological Losses Unknown		15%
Pillar Losses		As per rock engineering
Rob pillar extraction factor		60% (of 63%) of the rib pillars
Stoping H/W Dilution Density	(t/m3)	2.9
Stoping H/W Dilution Grade	(g/t)	0
Stoping Over-break	(cm)	30
Development Over-break	(%)	7%
Mining Recovery	(%)	95%
Stoping dilution Block A	(%)	29%
Stoping dilution Block B	(%)	33%

The geotechnical design criteria used in the mine design for long hole open stoping (LHOS) are set out in Table 11.2. The criteria dictate that 10 m wide rib pillars on-reef will be left in-situ every 60 m along strike for UG2. Sill pillars are generally left in-situ at 6 m on dip.

Table 11.2:     Geotechnical design criteria (UG2 mine design)

Depth (mbs)	Strike Span (m)	Rib Pillar (m)	Vertical Span (m)	Sill Pillar (m)
100	60	10	42	6
200	60	10	42	6
300	60	10	42	6
400	60	10	42	6
500	60	10	42	6

Provision was made in the mine design for the partial extraction of sill pillars on retreat; see Section 12.3.3. The geotechnical assessment for the partial extraction of pillars considered the degree of deformation in the hangingwall and average pillar stress with increasing pillar extraction. The factor of safety and pillar extraction percentages for different depth ranges are shown in Table 11.3.

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Table 11.3:     Pillar extraction based on factor of safety with increasing depth below surface

Depth (mbs)	Factor of Safety	Pillar Type	Recommended Pillar Extraction (%)
0 - 300	1.3 – 1.5	Rigid
300-600	1.2 – 1.3	Yield
>600	≥0.8	Crush
200			60
400			50
600			30

The geotechnical considerations placed several restrictions on pillar extraction to ensure this can be done safely:

•	Pillar extraction is prohibited within 17.5 m of the decline;

•	Pillar extraction cannot be carried out above 100 m below surface, as this would require subsidence evaluation and special exemptions from the DMRE and relevant stakeholders;

•	Areas where geological structures are intersected, pillar extraction should not be carried out for 10 m on either side of the structure; and

•	Pillar extraction cannot be carried out above or below the rib pillars left between the open stopes.

11.2	Mineral Reserve estimates

[§229.601(b)(96)(iii)(B)(12)(ii)] [SR4.5(vii), SR5.6(v), SR6.1(ii), SR6.2(i), SR6.3(i)-(iii)(v)(vi)]

The declared Mineral Reserves for the Mphahlele Project at 30 June 2021 are set out in Table 11.4.

Only Probable Mineral Reserves have been declared for the Mphahlele Project.

A Proved Reserve implies a very high level of certainty about the short-term mine planning (three to four months) and that any geological disturbances have been identified. For example, an unexpected pothole exposed during development, or especially stoping, throws the detailed planning schedule out significantly.

SPM has decided that it will only declare Proved Mineral Reserves for an underground operation when the required development to support a mining block has been established and the ore block has been sampled. This is in keeping with other underground mining operations in South Africa. SRK supports this view.

While 0.3 Mt of the 29.1 Mt UG2 exclusive Mineral Resource has been classified as Measured, with 3.2 Mt in the Indicated category, the Mineral Reserves have been classified as Probable and not Proven, according to the explanation given above. The area in question is also mined at the start of the mining operation, which means that early cash flow could be compromised should these disturbances be encountered.

No Inferred Mineral Resources were included in the mine design. See Figure 11.1, which shows the portion of Mineral Resources converted to Mineral Reserves.

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MPHAHLELE PGM PROJECT Portion of Mineral Resources converted to Mineral Reserves	Project No. 576060

Figure 11.1:   Portion of Mineral Resources converted to Mineral Reserves

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Table 11.4:     SRK audited PGM Mineral Reserves for Mphahlele Project at 30 June 2021 (attributable to SPM)

Area	Reef	Tonnage (Mt)	PGM Grade (g/t)[1]								Contained PGM		Base Metal Grade (%)		Contained Base Metal (kt)
			4E	6E	Pt	Pd	Rh	Ru	Ir	Au	(4E Moz)	(6E Moz)	Ni	Cu	Ni	Cu
Probable Mineral Reserves
Mphahlele	UG2	22.9	3.63	4.08	1.85	1.39	0.32	0.59	0.13	0.07	2.68	3.01	0.09%	0.05%	20.1	11.5
Total Mphahlele		22.9	3.63	4.08	1.85	1.39	0.32	0.59	0.13	0.07	2.68	3.01	0.09%	0.05%	20.1	11.5

Notes:

1.	Mineral Reserves are reported on an attributable basis, with only the 75% attributable to SPM included, and in accordance with the classification criteria of Regulation SK1300.

2.	Mineral Reserves are based on various modifying factors and assumptions and may need to be revised if any of these factors and assumptions change.

3.	Mineral Reserves should not be interpreted as assurances of economic life.

4.	Mineral Reserves are reported at a cut-off grade of 2.3 g/t 4E; therefore the entire UG2 orebody, excluding the Inferred Mineral Resource portion, is mined as the in-situ grades are higher than 2.3 g/t 4E.

5.	1 Troy Ounce = 31.1034768g.

6.	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

MPHAHLELE PGM PROJECT UG2 grades (looking north)	Project No. 576060

Figure 11.2:   UG2 grades

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11.2.1	Reconciliation of Mineral Reserves

[SR6.3(iv)]

The reported Mineral Reserve tonnages and contained 4E PGMs on SPM’s website at December 2019 and per this TRS at June 2021 are compared Table 11.5.

Table 11.5:     Mphahlele Mineral Reserve Comparison

Item	Units	SPM website (Dec’2019)	This TRS (Jun’2021)	Comments
Probable Reserves
MR	(Mt)	7.2	-	Excluded from LoM plan in 2020 FS. SPM derisked the project by reducing production targets. Western portion could be exploited in future.
	(Moz 4E)	0.65	-
UG2	(Mt)	20.0	22.9
	(Moz 4E)	3.10	2.7

11.3	Cut-off grade calculation

[§229.601(b)(96)(iii)(B)(12)(iii)] [SR5.2(iv)]

The purpose of the cut-off grade (CoG) calculation is to determine which areas of each reef can be mined profitably. The unprofitable areas are filtered out from the geology block model and no mine design is applied in these areas. The calculation excludes all Capex and only takes account of estimated Opex.

The parameters used for the cut-off grade calculation for the underground mine design are set out in Table 11.6. A 20% premium was applied to the basket prices for CoG calculation.

Table 11.6:     Cut-off calculation parameters in mine design

Item	Units	Parameters	MR	UG2
Metal Prices			Prill	Prill
Pt	(USD/oz)	1 053	55%	51%
Pd	(USD/oz)	1 298	34%	38%
Rh	(USD/oz)	4 800	3%	9%
Au	(USD/oz)	1 409	9%	2%
4E basket p[rice	(USD/oz)		1 269	1 936
ZAR:USD exchange rate		16.46
Costs
Mining cost (including G&A)	(ZAR/t)	867
Concentrator	(ZAR/t)	264
Sub-total cost	(ZAR/t)	1 131
Mining Recovery	(%)	97%
Concentrator Recovery	(%)	83%
NSR	(%)	93.6%
Mine Call Factor	(%)	97%
CoG RoM	(4E g/t)		2.50	1.64
CoG in-situ	(4E g/t)		3.40	2.30

Increasing the sub-total cost by 10% results in the RoM CoG for the MR and UG2 increasing to 2.76 g/t 4E and 1.81 g/t 4E respectively.

The grade plot in Figure 11.2 shows that almost the entire UG2 orebody would be mined as the in-situ grades are higher than 2.3 g/t 4E. The small area in the east of the orebody will be accessed later in the mine life, so does not pose a significant risk.

11.4	Mineral Reserve classification criteria

[§229.601(b)(96)(iii)(B)(12)(iv)] [SR6.2(i)]

All Mineral Reserves for the Mphahlele Project have been classified in the Probable category .

All Indicated Mineral Resources were converted to Probable Mineral Reserves. Measured Mineral Resources were converted to Probable Mineral Reserves to reflect the mining confidence.

A Proved Reserve implies a very high level of certainty about the short-term mine planning (3-4 months) and any geological disturbances have been identified. For example, an unexpected pothole exposed during development, or especially stoping, throws the detailed planning schedule out significantly.

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SPM has decided that it will only declare Proved Mineral Reserves for an underground operation when the required development to support a mining block has been established and the ore block has been sampled. This is in keeping with other underground mining operations in South Africa. SRK supports this view.

No Inferred Mineral Resources were included in the mine design.

11.5	Metal or mineral equivalents

[§229.601(b)(96)(iii)(B)(12)(v)] [SR5.2(iv)]

The Mineral Reserves are not reported as a metal or mineral equivalent grade which is defined as, a single equivalent grade of one major metal.

Summation of the Pt, Pd, Rh and Au is reported as 4E grades of metal quantities, and summation of Pt, Pd, Rh, Au, Ir, and Ru is reported as 6E.

11.6	Risk Factors to Mineral Reserve estimates and Modifying Factors

[§229.601(b)(96)(iii)(B)(12)(vi)] [SR4.3(viii)]

The mine layouts based on the geotechnical design criteria in Table 11.2 are subject to certain precautions:

•	Sill pillar sizes should be reviewed for the deeper sections of the mine to ensure stability can be maintained;

•	Abutment effects, resulting from unmined ground and bracket pillars, are not accounted for in the current design and could result in some optimization. This will however require confirmation during future studies;

•	Island pillars can be left in-stope as an operational control where stability concerns are identified. This will significantly reduce the hydraulic radius of the stope and assist with maintaining stability;

•	A numerical analysis should be included in subsequent studies to validate the design criteria; and

•	While an average stoping dilution of around 30% has been allowed for, this could increase due to unknown geological disturbances such a minor faults and potholes.

The LHOS mining method has not been used widely in South Africa before. It was successfully run on a trial basis at the Voorspoed mine to the west of Mphahlele more than ten years ago. Availability of skills for this mining method may be limited. SPM would be advised to set up programmes to train suitable operators, particularly given the accurate drilling required to control dilution.

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12	MINING METHODS

[§229.601(b)(96)(iii)(B)(13)

12.1	Geotechnical and hydrogeological parameters relevant to mine designs

[§229.601(b)(96)(iii)(B)(13)(i), [SR3.1(i), SR4.1(ii), SR5.2(ii) (vii) (viii)]

A summary of the design aspects and methodology employed is provided in Table 12.1. In general, ground conditions in the project area are of a fair quality and at this stage no major geological structures, which could adversely affect stability have been identified. There are areas where poor ground conditions occur and these should be inspected to confirm that the current support are appropriate. The mine design criteria and support strategy are tabulated in Table 12.2 and Table 12.3, respectively.

Table 12.1:     Summarized design aspects and methodology employed

Design aspect	Rock mass data used	Methodology employed
Stope span	Immediate hangingwall UCS	Potvin (1988) unsupported stability chart
Pillar design	UCS	Hudyma (1988) empirical rib pillar stability chart Elastic RS2 model for partial pillar extraction
Development support design: Declines Reef drives Ramps/crosscuts	Hangingwall Hangingwall and reef Footwall	Barton & Grimstad (1993), Barton (2002) support guidelines Stimpson (1989) estimation of depth of instability around excavations

Table 12.2:     Summary of mine design criteria

Vertical spans (m)	42.00
Dip spans on the plane of the reef (m)	54.00
Extraction ratios (%)	65.50
Maximum strike spans (m)	60.00
Stope width (m)	2.6
Rib pillar width (m)	10.0
Sill pillar width (m)	6.00

Table 12.3:     Support design for development excavations

Design	Support type	Support length (m)	Square spacing (m)	Additional primary support
Declines	Resin bolts	2.4	1.8 x 1.8	3m Anchors on a 2 m x 2 m spacing along with wiremesh
Ramps and Crosscuts	Resin bolts	2	1.8 x 1.8	N/A
Collection and RAW drives	Resin bolts	2	1.5 x 1.5	N/A
Reef drives	Splitsets	1.5	1.5 x 1.5	N/A
Drawpoints	Resin bolts	2	1.5 x 1.5	3m Anchors along with wiremesh, spacing to be determined by reef intersection (max 2 m x 2 m)

The geotechnical study at Mphahlele conformed to sound design principles and techniques suitable for a prefeasibility study level of accuracy, and no significant concerns were identified, however no joint orientation data was available from the logging data and had to be benchmarked. It is recommended to verify key assumptions used in the design as the mine is established or when data, not available at the time of the study, becomes available. Design aspects to be considered are discussed below.

12.1.1	Stope hangingwall conditions

Blasting fractures as well as natural occurring discontinuities result in the unravelling of the hangingwall following blasting, which increases the assumed stope height. In the pillar design a constant overbreak of 20 cm was assumed for the design, mostly because of the expected influence of the harzburgite. There is, however, the possibility of the overbreak being more than anticipated, whether as a result of geological conditions or poor blasting. As such, it is recommended to verify the hangingwall overbreak in the stopes to determine whether the assumed 20 cm overbreak is representative of reality or not. This can be done in one of the following methods:

•	Visual inspection and estimation of overbreak in stopes; or

•	Laser cavity / drone scanning of a stope following excavation to quantify the actual overbreak.

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12.1.2	Performance of in-stope pillar

The pillar design is based on empirical design, which is acceptable within the industry. However, the pillar design should be verified to ensure rock mass response indicates acceptable pillar behaviour. This is easily included into the routine visit cycle conducted by both production and geotechnical staff on the mine.

Where required, numerical modeling can be considered to further validate the design. Where optimization of the pillar design is required, the recommended approach is a combination of in-situ stress measurements as well as numerical analysis.

Pillar extraction should not be implemented throughout the operation and the following geotechnical considerations need to be adhered to:

•	Pillar extraction is prohibited within 17.5 m of the decline;

•	Pillar extraction cannot be carried out above 100 m below surface, as this would require subsidence evaluation and special exemptions from the DMRE and relevant stakeholders;

•	Areas where geological structures are intersected, pillar extraction should not be carried out for 10 m on either side of the structure; and

•	Pillar extraction cannot be carried out above or below the rib pillars left between the open stopes.

12.1.3	Monitoring of critical excavations

The proposed design is based on a sample of the entire reserve, meaning conditions could be intersected which the design does not cater for. All critical excavations must therefore be monitored to ensure the following criteria are fulfilled:

•	Conditions remain normal with no influence from abnormal geological features;

•	The critical excavation is optimally positioned away from known problematic geological features;

•	The rock mass response indicates an effective support design, with no abnormal movement or deterioration; and

•	The above can be achieved through a simple routine inspection schedule of these excavations, combined where deemed necessary with monitoring instruments.

12.1.4	Verification of rock mass data

In order to ensure the support design is aligned with the ground conditions throughout the reserve, it is recommended for the mine to maintain a rock mass database. The rock mass data can easily be recorded during routine inspections of mine workings and will allow for a more accurate representation of the change in conditions over the reserve. This data can subsequently be used for outlining of geotechnical districts and identification of areas where the current design may be deficient and require revision.

12.1.5	Validation of support performance

The minimum requirements for the support designs are based on manufacturer specifications. To ensure the design is valid during implementation, it is recommended that pull-tests be conducted in the operational environment to verify that the specified minimum requirements are met.

12.2	Production rates, mine life, mining dimensions, mining dilution/recovery factors

[§229.601(b)(96)(iii)(B)(13)(ii)]

12.2.1	Production rate

The production schedule provides for 95% of the waste (dilution) mined to be removed from the ore stream by the Rados system. The system is unlikely to be 100% efficient, so a 2% metal loss has been applied to the Rados system.

Linear panel advance rate is planned at approximately 16.8 m per month. Each stope consists of three panels (on dip) mining towards the central point of the stope from the east and west sides (i.e., six panels per stope). Stoping production rates are planned at an average of 252 m² per month. Approximately twelve stopes (six panels per stope) will be required to provide sufficient ore to the sorting technology.

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Stoping operations will follow an overhand sequence. The general mining direction within a stope will be from the sides of the stoping block towards to the centre. Slot raises for all panels will be established before the stoping can commence. Upper panels will lead lower panels by approximately 5 m.

12.2.2	Mine life

The combined production profile for the two mining blocks is presented in Figure 12.1. Full production will be achieved in year eight of the LoM schedule.

MPHAHLELE PGM PROJECT LoM mining schedule	Project No. 576060

Figure 12.1: LoM mining schedule

12.2.3	Mining dimensions

Mining dimensions are discussed in Section 12.3.3.

12.2.4	Mining dilution/recovery factors

Dilution

The primary source of waste dilution during stoping is expected from block failure in the UG2 hangingwall, from discontinuous chromitite stringers in the immediate UG2 hangingwall. The triplets above the UG2 observed elsewhere are not persistent at Mphahlele. A minimum planned mining width of 130 cm was selected for mine planning purposes. Mining dilution was added dependent on the true width of the reef, yielding an average stope width on the UG2 of 177 cm. The calculated dilution for each mining block is indicated in Table 12.4. The eastern portion of the orebody indicates a higher dilution due to the narrow true width of the reef in this area.

Table 12.4:     Stoping and total dilution

Description	Blocks A and B	Block A UG2	Block B UG2
Stoping Dilution	31%	29%	33%

As discussed above, a 2% metal loss has been applied to the Rados system.

12.3	Access, underground development and backfilling

[§229.601(b)(96)(iii)(B)(13)(iii)] [SR4.3(ii), SR5.2(i)(v)(vii)(ix)]

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12.3.1	Mine access

[SR4.3(ii), SR5.2(i) (v) (vii) (ix)]

Access to the Block A and Block B mining blocks is achieved via two portals (Portal A and Portal B, respectively) and declines (Figure 12.2). Each decline is a single barrel at the portal entrance (5.5 m wide by 5 m high) to accommodate 45 t dump trucks and fresh intake ventilation requirements. A second barrel is added just below the portal excavation. The second underground decline ramp is included for trucking considerations, to reduce congestion and improve safety.

Mining Block A
3 700m
Portal
Tw in Decline
40 mbs
600 mbs

Mining Block B
4 200m
Portal
Tw in Decline
Single Decline

MPHAHLELE PGM PROJECT Mining areas (on UG2)	Project No. 576060

Figure 12.2:     Mining areas (on UG2)

Portal Design

The portals have been designed with a minimum depth of some 25 m to tunnel floor at the portal, which will provide a minimum hard rock cover of some 5 m above the portal entrance (Figure 12.3). The portals are located on the southern side of the reefs to maintain a large distance from the artisanal chromite workings on the northern side of the reefs. The portal excavation dimensions are presented in Table 12.5.

Table 12.5:     Portal excavation dimensions

Portal	Units	Block A	Block B
Surface area	(m2)	7 997	6 880
Volume	(m3)	64 758	49 740

Due to the weakness of the soil overburden, shallow slopes at 35° will be required to ensure long-term stability. Slope angles of 75° are planned in the hard rock, which will be at a depth of at least 14 mbs.

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MPHAHLELE PGM PROJECT Schematic portal layout	Project No. 576060

Figure 12.3: Schematic portal layout

12.3.2	Development

[§229.601(b)(96)(iii)(B)(13)(iii)]

Ramp Declines

The ramp declines will be developed at an approximate inclination of 9° (maximum) below horizontal and located some 25 m in the footwall (FW) of the UG2. Placing the infrastructure and ramps between the UG2 and MR is not advisable, due to the variable distance between the two reefs, poor ground conditions in the hangingwall of the UG2 and footwall of the MR, increased risk in terms of safety and advance rates and increased support costs.

The decline ramps will access the UG2 at the planned elevation of the reef drives. The decline ramps will continue downwards, while the reef drives will then commence with horizontal development in the east and west directions.

Stope development

Table 12.6 summarizes the main development types on reef and in waste, with the planned advance rates. The development rates depend on the working shift configuration, which is planned on an eleven-shift fortnight (22 working days per month) and two shifts per day, with blasting taking place at the end of each shift (twice per day).

Table 12.6: Development dimensions and advance rates

Development	Reef/Waste	Dimensions (m) (W x H)	Advance Rate (m/month)
Return airway (RAW) Reef Drive	Reef	4.0 x 3.5	35
RAW Collect Drive	Waste	4.5 x 4.5	40
Reef Drive	Reef	3.2 x 3.5	35
Ramp Decline	Waste	5.5 x 5.0	50
Collection Drive	Waste	4.5 x 4.5	40
Dam and Electrical Cubby	Waste	4.5 x 5.0	50
Back Access Travelling Way	Waste	3.0 x 2.0	25
Ventilation RAWs	Waste	2.5 m Ø	40
Decline Ramp Ventilation	Waste	3.5 m Ø	40
Ventilation to Surface	Waste	3.5 m Ø	40

The naming convention adopted for the development required to access the stoping blocks is shown in isometric view in Figure 12.4. The purpose of the back-access travelling way is to provide access to the reef drives at different points along strike so that multiple stopes can be accessed and prepared for simultaneous stoping operations. The collection drive will be used to transport ore and must accommodate the large dump trucks. The collection drive forms part of the main level.

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MPHAHLELE PGM PROJECT Development naming conventions (isometric view)	Project No. 576060

Figure 12.4:     Development naming conventions (isometric view)

Connections from the ramp decline to the reef drives on the UG2 and MR are illustrated in Figure 12.5. Dams, electrical cubbies and loading bays are provided on each level at the connections.

All ramp and haulage cross sections were optimized for efficient trackless operation. The sublevels will be developed on a shanty back arrangement (i.e., sloping roof) to enhance stability of the stope back and to minimize the waste dilution within the reef development.

MPHAHLELE PGM PROJECT Mine design connections (plan view)	Project No. 576060

Figure 12.5:     Mine design connections (plan view)

The reef drives will be developed on-reef with trackless equipment suitable for the narrow reef dimensions. These drives will only be used for drilling with no loading using load-haul-dump vehicles (LHDs). Holes will be drilled up and down. The return airway (RAW) reef drive will be larger to accommodate the 10 t capacity LHD.

12.3.3	Mining method

[SR4.3(ii), SR4.5(iii), SR5.2(i)(v)(vii)(ix)]

With the orebody consisting of narrow reefs (1.2 m - 2.7 m wide) dipping at 51°, LHOS with sublevel extraction is the most appropriate mining method and was used for mine design purposes. The sub levels were referred to as reef drives in the 2020 FS.

Above 500 m depth, the stoping areas measure 60 m on strike and 54 m on dip (average 51° dip). The stoping block is supported by means of dip pillars (UG2 – 10 m wide) and sill pillars (6 m on dip). Below 500 m, the pillar width will increase. Figure 12.6 illustrates a schematic cross section view of the mining layout on the UG2. The long hole drilling was restricted to 15 m on dip, which means a vertical spacing of 14 m between drill hole lengths. The long-hole drill rigs will drill up-dip and down-dip from the reef drives.

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Once development of the reef drive is completed, a slot is developed on-dip adjacent to the dip pillar. The dip pillars are specified to be 10 m wide and 60 m skin to skin apart (Figure 12.7). Mining retreats away from the slot towards the centre of the block as illustrated in Figure 12.7. Note that the RAW reef drive and collection drive are developed parallel to one another (with a middling of 15 m skin to skin) and at the same elevation. Connections between the two excavations will be developed with a middling of 15 m skin to skin. The collection drive and reef drive at the bottom of the stoping block are also developed parallel to one another, on the same elevation as indicated in Figure 12.6.

MPHAHLELE PGM PROJECT Schematic UG2 mining layout (cross section)	Project No. 576060

Figure 12.6:    Schematic UG2 mining layout (cross section)

Once the slots are established against the dip pillars, drilling of the long holes will commence and the stoping faces will be advanced from the slot towards the centre of the stoping block. The faces will advance in an overhand configuration with the top panels leading. Blasted material from stopes will report to the bottom reef drive where LHDs will load the ore and transfer the ore to dump trucks. Dump trucks will transport the ore to surface via the ramp declines.

The ramp declines and other infrastructure are located some 25 m in the FW of the UG2. Access to the centre point of each stoping block will be developed in the FW of the UG2 (back access) and will link up with the ramp declines (as indicated in Figure 12.7).

The mine design includes sill pillars which are left in situ every 43.5 m (approximate vertical height) and that equate to approximately 54 m on dip, based on the geotechnical recommendations. The sill and dip pillars will provide suitable stability for open stopes and should minimize dilution from the hangingwall.

Blasting

The use of bulk emulsion has advantages in safety, security, fume/gas elimination and blast performance control, which is required in the narrow stoping width and was adopted in the 2020 FS.

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The narrow reef width suggests a 1.2 m burden and 1.0 m spacing for a 1 300 mm planned mining width based on 64 mm diameter blast holes. Blast designs must be monitored to optimize burden, spacing, reduce dilution and damage to the hangingwall and improve fragmentation.

MPHAHLELE PGM PROJECT Schematic UG2 mining layout (longitudinal section)	Project No. 576060

Figure 12.7:    Schematic UG2 mining layout (longitudinal section)

Loading

The reef loading from stope operation involves LHDs loading ore at the bottom of every third reef drive. The LHD (LH410, 10 t capacity) hauls the reef in the collection drive to a loading bay where the reef is transferred to a waiting dump truck (45 t capacity). The average LHD tramming distance for the Project is approximately 120 m.

The dump trucks will transport the reef to surface via the ramp decline.

Pillar recovery

Pillar recovery is planned to commence near the end of the LoM in 2043. It is planned to target the bottom approximately two-thirds of the rib pillars and excludes any of the sill pillars situated below the main levels. See Figure 12.9.

The pillars are typically 32m long and 10m wide, but dimensions may vary depending on the depth below surface. Access to these pillars will be from the Level Collection Drives via the Level Connections which will remain open for the extraction process. A 60% extraction factor was applied to the planned pillars, which results in an overall extraction factor for the rib pillars of about 38%.

The total tonnage planned from pillars is approximately 25 ktpm. Pillar recovery is planned to commence near the end of the life of the project from the extremities of the ore body, from where it will advance towards the decline systems. This is to maintain the integrity of main infrastructure.

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MPHAHLELE PGM PROJECT Planned rib pillar recovery	Project No. 576060

Figure 12.8: Planned rib pillar recovery

12.3.4	Backfilling

Backfilling has not been considered for the Mphahlele Project.

12.3.5	Ventilation

[SR5.2 (vii) (viii)]

Ventilation and mine layout

The planned ventilation and cooling designs are aimed at risk control measures and minimizing all occupational health exposures to below occupational exposure limits (OELs).

The overall airflow requirements are assessed in terms of airflow provision for diesel emission dilution, heat removal and clearance of blasting fumes, provision of a ventilation rate per tonne mined and ventilation requirements for the LHOS mining method. The total airflow requirement for the Mphahlele Project was dominated by the ventilation required for the LHOS stoping and use of trackless mobile machinery (TMM) for development and underground ore hauling.

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The ventilation design for the 2020 FS was based on a tonnage of 125 ktpm RoM ore from the UG2 only and comprised the following design philosophy:

•	The intake ventilation system - the decline cluster together with downcast fresh air raises (FARs) established either side of the decline spine and connected to the decline;

•	Return air raises (RARs) established 120 m on strike linking to the main RAW and upcast to surface raise bore holes (RBHs) equipped with main fans; and

•	Sufficient air to stabilise the heat balance without refrigeration.

In general, each decline system is ventilated as a separate district. Fresh air is introduced into mining blocks through the two access declines; each decline has fresh air raises (FARs) that connect into the decline at each turning point. Air returns to upcast RBHs equipped with surface fans are phased in to meet the production requirements.

Mine/ventilation design parameters

The mine design parameters for the UG2 only, which were considered as the basis for the Mphahlele ventilation design, are summarized in Table 12.7.

The overall airflow requirement is dominated by the provision of ventilation for diesel emission dilution.

A maximum reject temperature of 29.0°C has been designed for mining to 600 m below surface. The guideline for heat tolerance screening will have to be applied.

Table 12.7:     Mine/ventilation design parameters (UG2)

Item	Description / Value
Mining method	Open stoping with sublevel top down extraction
Reefs to be mined	UG2
Total reef tons	125 ktpm (Block A: 62.5 ktpm. Block B: 62.5 ktpm)
Access from surface	2 x quick access declines
Working levels	Block A: 12 half levels. Block B: 12 half levels
Stope width [typical]	1.1 m – 1.4 m wide
Mining dip of reef	51°
Typical maximum strike distance	8 000 m
Maximum vertical depth	600 m
Maximum reject temperature	29.0°C
Ventilation rate	0.06 m3/s/kW (1)
Ventilation velocity	Upcast RBH, no personnel – 20 to 22 m/s
Downcast RBH, no personnel – 12 to 15 m/s
Intake tunnels or declines – 6 m/s
Return airways, no personnel – 10 m/s

Note:

A ventilation rate of 0.06 m³/s/kW assumes Tier 3 engines with 10 ppm low-sulfur diesel fuel and catalytic converters are available for the project.

Ventilation for removal of heat generated from diesel machinery is as important as ventilation for diesel emission dilution. For this purpose, a ventilation rate of 0.08 m³/s/kW may have to be considered. This may require an increase in the overall ventilation quantity.

Ventilation network

The mine ventilation network was developed using “VUMA” network software.

The total mine air requirement for UG2 mining in Block A and Block B was estimated at 660 m³/s and 800 m3/s, respectively.

Mining has been planned to an average depth of 600 m below surface. With intake raise boreholes from surface direct to the working levels, the design confirms that no cooling will be required down to 700 m.

The computer simulations indicate that the wet bulb temperature on the lowest level will not exceed 29.0ºC.

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Ventilation infrastructure

The ventilation infrastructure required for the Mphahlele UG2 mine is summarized in Table 12.8.

Table 12.8: UG2 ventilation infrastructure

Item	Quantity / Value
Intake airways
Declines	2
Fresh air shafts (3.5 m Ø diameter)	Spaced at 120 m intervals
Haulages	12 half levels
Return airways
Interlevel RAW (2.5 m Ø)	Spaced at 120 m intervals
Main RAW on O Level	2
Return Air Shafts (RAS) 3.5 m Ø to surface	4
Main Fans
Block A – Four fan stations	4 x 165 m3/s, total: 660 m3/s
Block B – Four fan stations	4 x 200 m3/s, total: 800 m3/s
Refuge bays (self-sustaining)	Spaced at 500 m intervals

Emergency Preparedness

In the event of an emergency, the following has been planned:

•	Self-Contained Self Rescuers;

•	Refuge bays (self-sustaining); and

•	Second outlets.

Capital requirements

The ventilation infrastructure includes eight fan stations on the UG2. Secondary ventilation equipment includes fans, duct, refuge bays, stoppings and other auxiliary equipment, and environmental monitoring system. The total Capex escalated to June 2021 terms is ZAR872m.

SRK Comments

•	The air quantity required for diesel emission dilution was also found to be sufficient for stope face ventilation, re-entry periods and to maintain maximum wet bulb temperatures within 29.0°C (no refrigeration will be required);

•	Ventilation network simulations indicate that the intake, return airway capacities and fan pressures are sufficient to provide ventilation to the planned working places on the UG2 workings;

•	The scheduling and timely completion of the return airway raise bore holes between levels is essential for through ventilation on the levels and to maintain production targets on the UG2;

•	On 12 June 2012, the World Health Organization (WHO) classified diesel exhaust emissions as a Class 1 carcinogen (cancer forming). If employee exposure is not reduced to the OEL of 0.16 mg/m³, the consequences of the risk could be:

o	Occupational cancers;

o	Compensation claims; and

o	Section 54 work stoppages.

Mitigation measures include changing from Tier 2 engines to the latest low emission Tier 4 engines, installing improved exhaust catalytic converter systems and sufficient ventilation at the points of use; and

•	The ventilation design was based on a diesel emission dilution rate of 0.06 m³/s/kW. However, the current mechanized platinum operations ventilating at rates in excess of 0.06 m³/s/kW cannot maintain Diesel Particulate Matter (DPM) emissions below the recommended OEL of 0.16 m³/kg. A ventilation rate of 0.06 m³/s/kW can only be considered if Tier 4 or 5 engines with 10 ppm fuel becomes available by the time the project commences.

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Conclusion

VUMA network simulations indicate that the intake, return airway capacities and fan pressures are sufficient to provide ventilation to the planned working places on the UG2.

12.3.6	Service infrastructure

Portal A has been selected for the location of central services functions because it is the first portal to come into production and has the higher production load. Such service infrastructure includes the main mine workshop, surface stores and yard and the mine training and other facilities. The Rados sorting and the Concentrator Plant are also located near Portal A.

The pumping philosophy selected for Mphahlele is one of stage pumping. The plan is to use a combination of small submersible pumps at the face pumping back to vertical spindle pumps and then by stages to the nearest dam. The water will then be pumped from the dam to surface by positive displacement pumps. All pumps are planned to handle dirty mine water and there is no plan to provide any settlement underground.

The mine will not be equipped with a compressed air system. Where compressed air is required for planned and incidental rock bolting or shotcrete work, mobile compressor units or on-board compressors will be provided.

Self-contained rescue chambers with breathable air generation will be provided as required as the underground mine advances.

The equipment will be standard trackless equipment used in similar operations elsewhere; i.e., twin boom development rigs, long hole hydraulic production rigs, LHDs and dump trucks. Service equipment will include cassette carriers, scalers, roofbolters, shotcreting machines, etc.

12.4	Required mining fleet, machinery and personnel

[§229.601(b)(96)(iii)(B)(13)(iv)] [SR5.2(viii)]

12.4.1	Mining equipment

The trade-off studies concluded that it will be cost beneficial to truck all ore and waste from underground to surface pads at Portal A and Portal B. Ore will be loaded on road trucks and transported to the Rados plant at Portal A.

The maximum equipment requirements at steady state for development and production are presented in Table 12.9.

Large waste development ends will be developed with a twin boom development drill rig, while the smaller reef drives will be developed with a smaller single boom drill rig. A 10-tonne capacity LHD will be used in the larger development ends while a smaller 3-tonne capacity model will be used in the smaller reef drives. A bolter will only be used in the larger development ends while the smaller reef drives will be supported manually using scissor lifts. The supporting equipment will make use of cassette carriers and suitable cassettes to provide back-up services to the main development equipment.

Table 12.9: Equipment complements

Type	Steady-state (UG2 per 2020FS)
Development
Development Drill Rig - DD321-40 Drill Rig_12	11
Drill Rigs - DD2710 Drill Rig_11	4
LDV Explosives	7
LDV General	14
LHD - LH410	6
LHD - LH202	2
Support Drill Rig - DS311 Support Rig	11
UV 80 Carrier	8
Production
Long Hole Rig	8
LHD	4
Dump Truck	29
UV 80 Carrier	0
79SC LDV	4
79SC LDV Explosives	4
Charge Rig	4

Note:

1. Dump trucks included in production calculation (45 t capacity).

2. Bolters included in large ends only. Reef drives will utilize manual installation.

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12.4.2	Manpower

[SR5.2(viii)]

Manpower requirements as estimated at steady state (full) production for both decline sections by the 2020 FS are shown in Table 12.10. An eleven-day fortnight operation is planned, with fixed-time blasting at the end of each shift.

Table 12.10: Mining manpower complement at steady state (UG2)

Area	Total	Operators	Assistants	Maintenance	Supervision
Large End development	263	88	103	52	20
Reef Drive	95	28	36	24	7
Production/Mining	203	90	40	53	20

The mining complement in Table 12.10 would be supported by a technical services department of 40 personnel comprising:

•	Survey	7;

•	Geology	12;

•	Rock engineering	3;

•	Ventilation	11;

•	Planning	2;

•	Safety	5.

The high-level structure for the mining department is shown in Figure 12.9. The classification of the different posts as E4, E2, C1, etc is according to the Paterson job grading system.

MPHAHLELE PGM PROJECT High-level structure for the mining department	Project No. 576060

Figure 12.9:     High-level structure for the mining department

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12.5	Final mine outline

[§229.601(b)(96)(iii)(B)(13)(v)]

The final mine outline is shown in Figure 12.10 below. An isometric view of the mine design on the UG2 for the Project is shown in Figure 12.2.

MPHAHLELE PGM PROJECT Final mine outline	Project No. 576060

Figure 12.10: Final mine outline

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13	PROCESSING AND RECOVERY METHODS

[§229.601(b)(96)(iii)(B)(14)

The design of the concentrator discussed in this section is based on a 250 ktpm processing plant, which formed part of the 2009 feasibility study for the Mphahlele Project. SPM decided to de-risk the Project by reducing the production rates from the declines and the size of the concentrator.

Various scenarios have been considered and the preferred option is for a UG2 concentrator processing 125 ktpm of RoM mine ore. It will be crushed at the mine and a pre-concentration step utilising Rados technology will be employed to reduce waste dilution and increase the head grade to the plant to circa 4 g/t 4E. Test work has indicated that this will result in approximately 115 ktpm being milled at the concentrator.

13.1	Description of flowsheet

[§229.601(b)(96)(iii)(B)(14)(i)] [SR5.3(iv)]

The proposed flow sheet from the feasibility study is illustrated in Figure 13.1.

13.1.1	RoM ore handling

The process to produce the upgraded feed into the concentrator is summarized as follows:

•	Screens are used to send +30 mm material to the Rados circuit;

•	RoM ore is crushed and separated in a triple-deck screen to produce a Rados feed of +30 mm -100 mm where the waste rock is removed; and

•	The upgraded ore from the Rados sorter joins the -30 mm product and is then conveyed to the concentrator.

13.1.2	Secondary crushing

The upgraded Rados ore reports to the secondary crushing circuit that produces a -28 mm product to the mill silos.

13.1.3	Primary milling

The proposed plant will contain a single grate discharge primary ball mill operating in closed-circuit with a vibrating classification screen. The primary milling circuit will grind the secondary crusher product (P100 -28 mm) to a P80 of 212 μm.

Woodchips from the underground support timber are removed using cyclones and a linear screen. The fines report to the primary rougher flotation surge tank, and the coarse material is recycled to the primary mill.

13.1.4	Primary Rougher Flotation

The primary milled product passes, via a two-stage automated sampling system, into the mechanically agitated surge tank. From this tank, the slurry is pumped to the primary rougher flotation section that consists of a bank of tank-type flotation cells.

Two rougher concentrates are produced from the rougher bank that are pumped to the primary cleaner circuit. Primary rougher tailings are pumped to the secondary milling section.

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MPHAHLELE PGM PROJECT Process flow diagram for concentrator	Project No. 576060

Figure 13.1: Process flow diagram for concentrator

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13.1.5	Secondary Milling

Primary rougher tailings are pumped to the secondary mill dewatering cyclone cluster from where the thickened slurry reports to the secondary mill. Mill discharge is then classified in the secondary mill circuit cyclone cluster where the underflow returns to the mill whilst the overflow proceeds to the secondary rougher flotation surge tank.

13.1.6	Secondary Rougher Flotation

The secondary rougher flotation section consists of a bank of tank cells where two concentrates are produced and pumped to the secondary cleaner section.

Secondary rougher tailings are pumped to the tailings dewatering section.

13.1.7	Primary Cleaner Flotation

The primary cleaner section consists of a classical two-stage cleaner and recleaner circuit. Recleaner concentrate reports to the concentrate dewatering section while the tailings from the cleaner returns to the primary mill circuit.

13.1.8	Secondary Cleaner Flotation

The secondary cleaner section consists of a three-stage flotation of cleaners, recleaners and re-recleaners. Conventional tank cells are being proposed for the first two stages, while a Jameson cell is being proposed for the re-recleaner.

Re-recleaner concentrate is pumped to the concentrate thickener and the cleaner tailings are also returned to the primary mill circuit.

13.1.9	Concentrate Dewatering

The combined concentrates are thickened in the concentrate thickener and the underflow reports to the filter feed tank.

13.1.10	Concentrate Filtration

A horizontal continuous plate and frame filter is used to produce a filter cake with circa 14% moisture that is trucked to the smelter complex.

13.1.11	Tailings Dewatering and disposal

Guard cyclones will be installed ahead of the tailing thickener. Cyclone underflow passes directly to the tailings tank, whilst cyclone overflow passes to the tailings thickener. Tailings thickener underflow is pumped to the tailings tank whilst overflow passes to the process water circuit for recycling around the plant.

The thickened slurry is pumped to the tailings dam by a series of slurry pumps, from where return water is pumped back to the process water dam.

13.1.12	Water distribution

Process water is collected from the tailings thickener overflow and concentrate thickener overflow via a sand filter, plus make up water (supplied by others) and tailings dam return water.

A separate diesel-powered pump is allowed for fire water, which is distributed via a dedicated manifold with offtake spigots.

13.1.13	Reagents

Fully automated make up and distribution systems are allowed for depressant, activator, collector and flocculant. Dosage is via positive displacement pumps.

13.1.14	Metal Accounting and Sampling

Metal accounting and sampling practices will be similar to those employed at PPM, meeting industry best practice standards. The plant design includes belt weightometers on the plant feed and mill feeds as well as auto-samplers on all relevant streams.

The plant design includes an on-site laboratory similar to the one at PPM.

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13.2	Plant throughput and design, specifications

[§229.601(b)(96)(iii)(B)(14)(ii)] [SR5.3(iii)]

Selected process design criteria are summarized in the sections below. These are taken from the 2020 FS report, except for tonnages and capacities of components, which have been adjusted where relevant to match a feed rate of 115 ktpm.

13.2.1	General RoM Characteristics

Table 13.1:    General RoM characteristics

Criteria	Units	Value
Overall feed rate (average)
Annual RoM	(ktpa)	1 500
Monthly RoM	(ktpm)	125
Percentage UG2	(%)	100%
RoM size distribution P100	(mm)	250
Average moisture content	(% by mass)	5-7
RoM blend density	(t/m3)	3.66
Mass pull	(%)	1.8
Concentrate grade	(4E g/t)	180

13.2.2	Rados Design Criteria

Table 13.2:    Rados criteria

Criteria	Units	Value
Feed size	(mm)	+50 -100
Sorter fines bypass (as % of RoM)	(%)	30%
Feed as percentage of RoM	(%)	70%
Tonnage to discard	(ktpm)	10
Plant availability	(%)	85%
Operating time per month	(hours)	612
Feed rate per module	(tph)	20
Feed rate per module	(ktpm)	12.2
Feed rate (after fines removal)	(ktpm)	107
Number of modules/sorters	(units)	9
Mining dilution	(%)	30.8%
Percentage dilution removed	(%)	90%
Percentage metal recovered	(%)	97%

13.2.3	Crushing (Primary)

Table 13.3:    Crushing criteria

Criteria	Units	Value
Operating cycle
Weeks per year	(weeks)	52
Days per week	(days)	6
Hours per day	(hours)	24
Crusher availability	(%)	60%
Crusher annual run hours	(hours)	4 500
Crusher feed rate	(tph)	280
Silo Size	(t)	3 000

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13.2.4	Primary Milling

Table 13.4:    Primary milling criteria

Criteria	Units	Value
Operating cycle
Days per year	(days)	365
Hours per day	(hours)	24
Plant availability	(%)	95%
Plant Utilization	(%)	96%
Hours per year	(hours)	8 000
Mill feed	(ktpm)	115
Mill feed rate	(tph)	189
Mill feed size (P80)	(mm)	16
Mill circuit product size (P80)	(µm)	212
Bond Work Index UG2	(kWh/t)	13.4
Mill power (installed)	(kW)	3 559

13.2.5	Primary Rougher Flotation

Table 13.5:     Primary rougher flotation criteria

Criteria	Units	Value
Configuration (1)	The flotation circuit consists of a train of seven off 40 m3 tank type, forced air flotation cells in series. Two concentrates will be collected from the cells and pumped to the primary cleaner circuit
Residence time	(minutes)	30
Flotation cells (1)	Type	40 m3
Mass pull	(%)	7.5%

13.2.6	Primary Cleaner Flotation

Table 13.6:     Primary cleaner and recleaner flotation criteria

Criteria	Units	Value
Configuration	The flotation circuit consists of 10 m3 tank type forced air flotation cells in the cleaner and recleaner stages. Recleaner concentrate will be collected from the cells and pumped to the secondary cleaner circuit
Residence time in each stage	(minutes)	35
Cleaner flotation cells Recleaner flotation cells	Type Type	6x10 m3 conventional 1x10 m3 conventional
Mass pull	(%)	0.7

13.2.7	Secondary Milling

Table 13.7:     Secondary milling criteria

Criteria	Units	Value
Configuration	The single secondary mill is fed by the primary rougher tailings. The feed is milled in a conventional, overflow discharge ball mill, operating in closed circuit with a classification screen.
Mill feed size (F80)	(µm)	212
Mill circuit product size (P80)	(µm)	75
Bond Work Index UG2	(kWh/t)	16.2
Mill power (installed)	(kW)	3 559

13.2.8	Secondary Rougher Flotation

Table 13.8:    Secondary rougher flotation criteria

Criteria	Units	Value
Configuration (1)	The flotation circuit consists of a train of ten off 30 m3 tank type forced air flotation cells in series. Two concentrates will be collected from the cells and pumped to the secondary cleaner circuit
Circuit feed rate	(tph)	184
Residence time	(minutes)	35
Flotation cells	Type	30 m3
Mass pull	(%)	7.5

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13.2.9	Secondary Cleaner Flotation

Table 13.9:    Secondary cleaner, recleaner and re-recleaner flotation criteria

Criteria	Units	Value
Configuration	The flotation circuit consists of 10 m3 tank type forced air flotation cells in the cleaner and recleaner stages. A Jamieson cell is installed on the re-recleaner. Re-recleaner concentrate will be collected from the cells and pumped to the secondary cleaner circuit
Residence time in each stage	(minutes)	35
Cleaner flotation cells Recleaner flotation cells Re-recleaner flotation cells	Type Type Type	8x10 m3 conventional 5x10 m3 conventional 1x5 m3Jamieson
Mass pull	(%)	1.2

13.2.10	Concentrate Thickening and Dispatch

Table 13.10:    Concentrate criteria

Criteria	Units	Value
Configuration	Concentrate is thickened in the thickener and the underflow is filtered.
Mass pull Circuit feed rate	(%) (tph)	1.9 3.6
	(m3/h)	424
Thickener underflow density	(% solids)	50
Concentrate cake moisture	(%)	14

13.2.11	Tailings Disposal

Table 13.11:   Tailings disposal criteria

Criteria	Units	Value
Configuration	Cyclone overflow passes to the tailings thickener, with the thickener underflow joining the cyclone underflow and being pumped to the tailings dam.
Circuit feed rate	(tph)	68
	(m3/h)	424
Final tailings density	(% solids)	50
Pipeline length plant to TSF	(km)	9.40

13.2.12	Reagents

Table 13.12:   Reagents criteria

Criteria	Units	Value
Configuration	A combined reagent plant will make up and distribute the various reagents around the plant. This will include collector, frother and flocculant.
Reagent dosage Depressant Collector Frother Flocculant	(g/t) (g/t) (g/t) (g/t)	200 400 40 25

13.3	Requirements for energy, water, consumables and personnel

[§229.601(b)(96)(iii)(B)(14)(iii)] [SR5.4(ii)]

Extraction of PGM+Au from UG2 ores is relatively energy intensive with the majority of the energy being consumed in the milling section. Ore hardness varies and a Bond Work Index of about 17 kWh/t is required to reduce the ore to the required particle size. The two mills each have 3.6 MW motors installed and should draw in the region of 6.5 MW in total. The overall power consumption will be in the order of 8.5 MW.

The current energy shortage in South Africa means that such operations have to enter into agreements with Eskom, the national electricity supplier. These agreements may require the operation to voluntarily shut done operations to reduce the load on the network

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Water is normally consumed at a rate of 0.8 m3/t of RoM ore. South Africa has a shortage of water and various projects have been developed, with the assistance of the local government and central government bodies, to find alternate sources of water.

Reagents used in the extraction of the PGM+Au are readily available and are commonly used in the extraction of base metals. The chemicals are manufactured within South Africa and alternative reagents can be used in their stead. The reagent consumption can be calculated from the dosage tabulated in Table 13.12.

The project is located in an area that is home to a number of the largest platinum mines in South Africa. Recent closure/downsizing of some of the neighbouring operations has created a pool of employees that are skilled in the operating and maintenance of the concentrator and equipment. Approximately 110 employees will be required to run and maintain the concentrator.

13.4	Non-commercial process or plant design

[§229.601(b)(96)(iii)(B)(14)(iv)] [SR5.3(ii)]

None of the processes or technologies utilized on the concentrator are novel. There is therefore very little risk in applying the process route in the extraction of the PGM+Au.

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14	INFRASTRUCTURE

[§229.601(b)(96)(iii)(B)(15)] [SR4.5(iii), SR5.4(i)-(iii)]

This report is based on the results of the 2020 FS, and no site visits and interviews with relevant bulk supplies (power and water) authorities were conducted. Underground access is based on two decline systems, namely Portal A and Portal B and these will be commenced sequentially.

The mining area strike length is divided into two mining areas Block A and Block B over an approximate distance of 8 km. Portal A will service mining Block A, while Portal B will service mining Block B.

14.1	Surface infrastructure

14.1.1	Surface infrastructure map

The general arrangement surface map for the Project is shown in Figure 14.1 for an overview perspective. The estimated trace of chromitite seams (probably the LG6 and possibly MG3) across the project is shown in red, while the brown hatched area represents the estimated footprint of potential open pit mining along the chromitite seam. Informal open pit mining on these chromitite seams has occurred north of the Portal B location.

All infrastructure is located south of UG2 subcrop, except for the Eskom substation and water reservoirs. This is to avoid impacting on potential future chromite open pit operations. The main management offices and store, training centre, mine workshops, primary crushing and Rados Plant are located at Portal A. Satellite offices and support surface infrastructure are located at Portal B. Both portals have a lamp and crush room, a first aid facility/medical stabilization room, change houses and sewage systems, fuel dispensing container, brake test ramp, dirty water settling dam, pollution control dam, fencing and security.

To minimize dust ingress into the mine, waste rock dumps are located southwest of each portal to take account of the prevailing wind direction.

Most of the surface infrastructure (offices, change house, stores, etc.) will be modular units constructed from second-hand shipping containers modified to meet specific requirements. All the containerized buildings will be provided with a shade netting cover with 80% shade value. In the offices, air conditioners will be provided.

The Layout of Portal A is shown in Figure 14.2 and the layout of Portal B is shown in Figure 14.3.

14.1.2	Portal boxcuts

The soil conditions at the two portals are similar, consisting of soil overburden on top of the weathered norite rock head. The portals have been designed with a minimum depth of some 25 m to tunnel floor at the portal highwall, providing a minimum rock cover of some 5 m above the portal highwall entrance.

The slope angle has been designed by the Geotechnical Engineer at 35⁰. The slope stability may be compromised by the presence of clay bands, requiring soil anchor support to ensure long term stability.

The area of open cut exposed by such an excavation is considerable. Although Mphahlele is in an area of relatively low annual rainfall, the rate of rainfall may exceed 50 mm in 20 minutes. To handle the water inflow, a sump will be constructed across the entrance to the decline. Two pumps will be installed on one side and the third will be installed on the opposite side. The roadway in the portal is to be shaped to deflect the rainwater to the sides of the portal into pre-formed drains which will direct the water into the sump. The portal floor will be constructed with concrete or heavy-duty paving.

14.2	Underground infrastructure

14.2.1	Underground dewatering

Stage dirty water pumping will be employed with four positive displacement main pump stations in each mining block. The various small sumps, tanks and larger dams underground will inevitably collect solids, which will settle out and these installations will therefore require cleaning from time to time. The dams will be split into two sections to allow for cleaning of one section while the other half is used for pumping. The dirty water will be clarified on surface and re-used.

14.3	Underground workshops

Daily maintenance and servicing of drill rigs will be done at or near the working place facilitated by a maintenance/refuelling lube vehicle. LHDs and trucks will be maintained underground at an underground workshop, one per block, while utility vehicles (UVs) will travel to surface for servicing.

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MPHAHLELE PGM PROJECT Surface layout	Project No. 576060

Figure 14.1: Surface layout

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MPHAHLELE PGM PROJECT Layout of Portal A - surface infrastructure	Project No. 576060

Figure 14.2: Layout of Portal A – surface infrastructure

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MPHAHLELE PGM PROJECT Layout of Portal B – surface infrastructure	Project No. 576060

Figure 14.3: Layout of Portal B – surface infrastructure

14.4	Electrical Infrastructure

14.4.1	Bulk power supply

The load study carried out in the 2020 FS indicates that the Mphahlele project will have a total connected load of 38.4 MVA, with an estimated total running load of around 32.3 MVA at full production. A summary of the mine’s loads is indicated in Table 14.1.

The mine’s initial application for a Notified Maximum Demand of 46.5 MVA, delivered at the mine site via three 20 MVA 132/11 kV transformer substations, was made in September 2008. This application was based on the 2008 FS. The mine then accepted the Eskom feasibility quotation in May 2009, followed by initial feasibility quotation charges in June 2009, so Eskom could continue with the budget quotation.

Requests for additional payment to proceed with the budget quotation process and change of scope from three 20 MVA to two 40 MVA transformers, were submitted to the mine in March 2014. Some of the reasons raised by Eskom for additional charges were that the costs were based on 2009 rates, the difference in the scope of work at feasibility quotation and budget quotation stages and the change of scope from three 20 MVA transformers to two 40 MVA transformers. The mine has since accepted this request and the additional charges were paid in June 2014, after Eskom’s invoice was received. SPM, however, has now stated that it is not applying pressure on Eskom with regard to the budget quotation process until it has board approval to implement the Mphahlele Project. However, this might lead to additional charges being requested by Eskom due to updated quotation fees at the time Eskom is requested to go ahead with the budget quotation.

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The 5 MVA temporary power supply infrastructure has been built and commissioned. Latest indications from the mine are that, although there is currently no demand from this temporary power supply line, the power line is kept “live” to try and avoid vandalism of the infrastructure as much as possible.

Mphahlele Project will be supplied at 132 kV from the Lebowakgomo and Dwaalkop Eskom substations, via the Dithabaneng and Seleteng substations, to allow for redundancy. This will ensure continuous supply to the mine in the event of the other supply failing. The two 40 MVA substation transformers at Mphahlele will then step the voltage down to 11 kV for power distribution around the mine.

The total load requirements for the Mphahlele Project at steady state (including primary and secondary fans), as determined in the 2020 FS, is shown in Table 14.1. SRK has used a diversity factor of 0.85 to estimate the running load, with the connected load for each item taken from the 2020 FS Report.

Table 14.1: Electrical loads at full production

Description	Connected Load (MVA)	Running Load (MVA)
Surface Portal A (including Rados)	4.2	3.5
Surface Portal B	2.2	1.8
Underground Portal A	5.8	4.9
Underground Portal B	5.8	4.9
Portal A Primary Ventilation	2.9	2.5
Portal A Secondary Ventilation	2.5	2.1
Portal B Primary Ventilation	2.9	2.5
Portal B Secondary Ventilation	2.5	2.1
Metallurgical Plant	9.6	8
Total (UG2 only)	38.4	32.3

(Source: Mphahlele PGM Project Feasibility Study Report, Sedibelo Platinum Mines Ltd, 30 June 2020)

SPM should engage with Eskom to determine whether the main Eskom substation can be moved south of the UG2 subcrop, to reduce the impact from potential open pit mining by others along the chromitite reefs north of the UG2 subcrop.

14.4.2	Internal power supply reticulation

From the 132/11 kV main incoming substation, power will be distributed to the Portal A and Portal B 11 kV substations via dual overhead lines. From the overhead lines, power will be connected to each mine site substation using two 11 kV cables per incomer.

Portal A mine site substation will have five feeders supplying the surface infrastructure, two feeders for the UG2 underground power supply and an additional feeder which has been allowed for to supply power to the Metallurgical Plant, with an estimated load of about 6.4 MW. An emergency supply from a 1.5 MW generator plant at Portal A has also been allowed for to supply the switchgear with power in the event of supply interruptions. Portal A mine site substation will be equipped with a total of two normal power supply incomers.

Portal B mine site substation will have two feeders supplying the UG2 underground workings and two feeders for the surface infrastructure supply. An emergency supply from a 1.5 MW generator plant at Portal B has also been allowed for to supply the switchgear with power in the event of emergency power requirements. Portal B mine site substation will also be equipped with a total of two normal power supply incomers.

All underground feeders at both Portal A and Portal B will allow for redundancy via a ring feed. All surface cabling will be fire retardant red stripe cables while all underground cabling will be halogen-free white stripe cables. The 11 kV reticulation will be stepped down to 550 V and 400 V locally as required to supply power to equipment such as motors, lighting and small power.

The medium and low voltage reticulation has been well designed and is capable of supplying the power requirements for the site.

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14.4.3	Control and Communications

Due to the relatively high number of reported incidents and accidents involving the interaction of people and machines in trackless mining operations, a Collision Warning System has been included in the design. This system simultaneously warns both personnel and the machine operator of the presence of persons and/or machines in the danger zone. Only when the warning signal disappears is the operator allowed to proceed.

Underground communications have been based on a leaky feeder system, which is familiar in the mining industry. Radio communications have been allowed for in all critical areas such as workshops, pump stations, rescue bays and substations. Two-way radios will also be provided for mobile fleet operators and key personnel.

A control room will be established at each portal, with the main control room being at Portal A, for control and monitoring. A centralized blasting system has also been proposed in the design.

14.5	Bulk water supply

The planned volumes of service water for Mphahlele are approximately 7 Mℓ/day, based on a 30-day month using a ratio of one tonne of water per reef tonne mined.

The supply of water to the mine will come from several sources, described more fully below.

It is anticipated that water for the Mphahlele Project will be sourced from two sources: the Lebalelo Water Scheme and a wellfield. The Lebalelo Water Scheme allocation is limited, and as such, there might be insufficient raw water for the project.

SPM is a member of the Lebalelo Water Users Association (LWUA), whereby it has applied for a specific daily off-take volume of service water, to support the future planned mining tonnages. The mine owners recognized the need to be an active member of such a forum, to ensure that it would receive its water allocation.

14.5.1	Oliphant’s River Water Resources Development Project (ORWRDP)

The ORWRDP is the body that was formed to ensure the distribution and development of the water resources in the Steelpoort, Groothoek and Mogalakwena areas. A Memorandum of Agreement has been signed with the DHSWS for the development of the water systems. The design and construction of the pipeline from the Flag Boshielo Dam to Pruizen will commence once the take-off agreements have been signed by all the affected parties. This was supposed to be completed in 2013 but it was reported in the risk assessment workshop that there have been delays from the water board, and that LWUA has asked the DHSWS to take over. It was also reported that parties were withdrawing, due to the high capital costs that have been asked from them compared with those in the original agreement. This will put the supply of water to the mine from DHSWS at risk.

The raw water supply will consist of a take-off along the Flag Boshielo/Pruizen line at a point called Immerpan. The water will be pumped some 30.1 km to the Baobab operation (Lonmin Limpopo) and then some 17.7 km to the project site.

The raw water off take will be stored in a bulk raw water storage reservoir with a capacity of 10 Mℓ. This reservoir will be located at the western end of the ridge north of the plant. Raw water from this reservoir will be distributed to storage reservoirs located at the Concentrator Plant, Portal A and East Decline.

14.5.2	Wellfields water supply

Drilling for ground water to augment the water supply is focused on the dolomites in the north and the Wonderkop Fault area to the south. It appears that a sustainable yield of 15 ℓ/sec is possible from work carried out to date.

Ground water (wellfields water) will be pumped to a bulk storage reservoir with a capacity of 3 Mℓ. This reservoir will be located at the western end of the ridge north of the Concentrator Plant.

Water will be fed into a reservoir, located at the Concentrator Plant. Wellfields water will be used solely by the Concentrator Plant. Should the wellfields water be insufficient to meet the demands of the Concentrator Plant, raw water will be used to top up the water usage requirement.

14.5.3	Potable water supply

Water will be supplied to tanks situated at the Concentrator Plant, Main Office area, Portal B and Portal A. SRK could find no confirmation that this allocation has been approved during the data review process. Since Lebalelo water is raw water, a small water treatment plant will be required to produce potable water for domestic use on site. This has been included in the Capex and Opex estimates for the project.

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14.5.4	Water management systems including storm water

The feasibility-level designs for the Stormwater Management Plan (SWMP) for Mphahlele were completed as part of the Mphahlele FS. These were designed to comply with the requirements of GNR704. If these designs are implemented, the Mphahlele Project will comply with GNR704.

The clean and dirty water systems at the mine will be designed (where relevant), implemented and managed in accordance with the provisions of Regulation 704, 4 June 1999 (Regulation 704) for water management on mines.

14.5.5	Water holding facilities

The main permanent water holding facilities at the mine are listed below:

•	At the concentrator plant:

o	A process water dam; and

o	A SWD;

•	At each decline:

o	A thickener;

o	An Erikson dam (for thickener overflow); and

o	A SWD.

In addition to the above there will be two bulk water supply reservoirs located up-gradient of the concentrator plant on the Sefalaolo Ridge. These reservoirs will store potable/service water before it is pumped to the concentrator plant for use. The combined capacity of the reservoirs will be about 10 Mℓ.

14.6	Storm water management infrastructure

It is a requirement in terms of GNR704 to divert clean water away from the mine area, and to collect and contain any dirty water runoff from the mine’s infrastructure. This forms the basis of the design criteria for stormwater infrastructure. In order to minimize (if not entirely prevent) environmental contamination through effluent release into the groundwater, all dirty water collected in runoff drains in and around the infrastructure area is to be bunded, and/or collected and contained in pollution control dams (PCDs) through a concrete silt trap (which minimizes silt entering the PCDs).

The area to the north of Portal A and the plant above the infrastructure area, as well as the area to the north of Portal B, above the parking area, have been designated as clean water areas at the time of the design. These areas are provided with diversion bunds to prevent stormwater from reaching the portals. Diversion channels were therefore required to divert clean water into the surrounding environment. The function of the diversion channels is twofold: to maintain clean and dirty water separation, as well as to prevent stormwater run-off from reaching the portals and the plant. A trapezoidal channel is provided for stormwater diversion, that will decant into the environment through concrete dissipator structures. The areas will be terraced and landscaped to allow for run-off towards the channel. A paddock system offset 25 m from the edge of each of the portals is designed to capture and contain any contaminated water discharged or collected in and around the portal to allow for evaporation.

The stormwater management facilities were sized to be capable of handling the 1:50-year flood events, over and above their mean operating levels; i.e., the roads, drains/berms and PCDs within the footprints of each of the portals should be able to contain the 1: 50-year storm volume without spilling.

14.7	Tailings Disposal

[§229.601(b)(96)(iii)(B)(17)(ii), SR1.1(ii), SR5.4(ii)]

The selection of the preferred site for the development of the tailings storage facility (TSF) was based on the candidate sites identified during the 2009 FS (Figure 14.4). The TSF was moved from its original position (Site 1) per the 2009 FS, to be located away from any potential artisanal mining along the LG and/or MG chromitite reefs north of the UG2. While Site 2 and Site 3 are similar in many respects, Site 2 was selected as the preferred option for development as being closer to the proposed mining and processing operations.

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In terms of the NEM:WA regulations, the tailings would be classified as a Type 3 waste and would require disposal to a site protected by a Class C containment barrier system. Based on the expected zone of influence and the requirements of the SABS Codes of Practice (CoP) for Mine Residue Deposits (SABS 0286:1998), the TSF has been classified as a High Hazard based on its proximity to the Chunies River to the south.

MPHAHLELE PGM PROJECT Candidate sites for TSF	Project No. 576060

Figure 14.4: Candidate sites for TSF

In terms of the 2020 FS, the TSF was designed to accept 103.5 ktpm of tailings over a LoM of 20 years, giving a total volume of tailings to be stored of 24.8 Mt at an in situ dry density of 1.75 t/m3. SPM advised that it had written confirmation that the TSF could handle the additional tonnage given in this TRS without exceeding the rate of rise in the later years of the TSF life.

The geotechnical characteristics of the tailings are expected to be equivalent to those of similar PGM tailings products, being relatively fine with >80% by mass passing the 75 µm screen.

Seepage from the tailings is not expected to generate Acid Mine Drainage (AMD), although it is possible that seepage and storm water runoff may contain contaminants (dissolved salts) at levels that may affect the use of the water by downstream users. All surface runoff will therefore be contained, and measures will be incorporated into the construction of the TSF to limit migration of seepage beyond the footprint of the facility.

Water from the return water sump and storm water control dam will be pumped back to the plant. It is estimated that 50% of the slurry water deposited on the TSF will be returned to the plant.

A Class C containment barrier system comprising a geosynthetic clay liner and 1.5 mm High Density Poly-Ethelene liner will be installed on the footprint and inside slopes of the TSF, the return water dam (RWD) and the associated stormwater control dam.

Geotechnical investigation of the selected TSF site, including test pitting and drilling, will be required to confirm the nature of the underlying strata as part of the detailed design of the facility.

Based on similar sized facilities, SRK believes that the construction of the TSF required for the proposed LoM depositional requirements will have a Capex requirement of around ZAR400m (based on current 2021 cost estimates). The project Capex includes a budget provision of ZAR378m for the TSF complex, including contingency.

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MPHAHLELE PGM PROJECT Site Layout (at selected Site 2)	Project No. 576060

Figure 14.5: Site layout (at selected Site 2)

Based on data made available, SRK does not believe that the facility has been designed to ensure full compliance with the GISTM requirements. Further studies, such as brittle failure analyses and depositional strategies pertaining to the construction of the facility, will need to be undertaken prior to, or as part of, the FS phase of the TSF design to ensure that all GISTM requirements relevant to the design of such facilities are met.

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15	MARKET STUDIES

[§229.601(b)(96)(iii)(B)(16)] [SR4.3(vi), SR5.6]

15.1	Historical prices

[§229.1300]

In terms of the definitions for market studies in SK1300, historical prices for the preceding five or more years should be provided in a TRS. Five-year historical price graphs in USD for the 6E PGMs and base metals (Cu and Ni) are set out in Figure 15.1 and Figure 15.2, respectively.

MPHAHLELE PGM PROJECT Five-year historical price graphs for 6E PGMs (source: www.infomine.com)	Project No. 576060

Figure 15.1: Five-year historical USD/oz price graphs for 6E PGMs

MPHAHLELE PGM PROJECT Five-year historical prices for Cu and Ni [source: www.kitco.com]	Project No. 576060

Figure 15.2: Five-year historical USD/lb prices for Cu and Ni

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For the South African context, the exchange rate between the US Dollar (USD) and South African Rand (ZAR) is important as all USD-based metal prices are converted to SA Rands at the ruling ZAR:USD exchange rate. The historical ZAR:USD exchange rate for the past five years is shown in Figure 15.3.

MPHAHLELE PGM PROJECT Five-year historical ZAR:USD exchange rate [source: www.xe.com]	Project No. 576060

Figure 15.3: Five-year historical ZAR:USD exchange rate

15.2	Uses for metals produced

[§229.601(b)(96)(iii)(B)(16)(i)]

The primary uses for the PGMs and base metals that would be produced by the Mphahlele Project are listed below:

•	Pt – catalytic converters, laboratory equipment, electrical contacts and electrodes, platinum resistance thermometers, dentistry equipment, and jewellery;

•	Pd – primarily in catalytic converters, also used in jewellery, dentistry, watch making, blood sugar test strips, aircraft spark plugs, surgical instruments, and electrical contacts;

•	Rh – primarily in catalytic converters for cars (80%), also used as catalysts in the chemical industry, for making nitric acid, acetic acid and hydrogenation reactions;

•	Au – jewellery (78%), finances, electronics and computers, dentistry and medicine, aerospace and medals/awards;

•	Ir – the most corrosion-resistant material known and used in special alloys with Pt and Os, for pen tips and compass bearings, and contacts in spark plugs;

•	Ru – chip resistors and electrical contacts (electronics industry), anodes of electrochemical cells for chlorine production (chemical industry) and in catalysts for ammonia and acetic acid production;

•	Ni – mainly for production of ferronickel for stainless steel, rechargeable nickel-cadmium batteries and nickel-metal hydride batteries, and some other uses, such as kitchen wares, mobile phones, and medical equipment; and

•	Cu - primary applications are in electrical wiring, construction (roofing and plumbing), and industrial machinery (e.g., heat exchangers).

15.3	Market – Supply and Demand

[§229.601(b)(96)(iii)(B)(16)(i)]

SPM provided a market review by CRU (CRU, 2021), with key elements of CRU’s views on market supply/demand dynamics summarized below.

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15.3.1	CRU Report (July 2021)

The key contributors to the views taken by CRU (2021) regarding supply and demand for Pt, Pd and Rh together with the forecast supply-demand outlook for each of these PGMs through to 2030 are summarized in Figure 15.4.

Specific Comments related to supply-demand outlook	Supply-demand outlook

Platinum:

•      Due to the nature of the basket problem, expansions seeking additional Pd and Rh units will fuel a prolonged oversupply of Pt (10-15% of demand);

•      A short term deficit in 2020, driven by supply disruptions (particularly at Anglo American’s converter facility), gives way to a multi-year surplus;

•      This will only be alleviated in the long term once:

o      Loadings in spent autocat tail off, reducing secondary supply;

o      Gasoline autocats (the ‘tri metal catalyst’, and replicas) manage to substitute a portion of the Pd content for Pt (noting that internal combustion engine (ICE) sales will continue to fall); and

o      Future applications in electrolysers and fuel cells for the hydrogen economy reach mass commercialization.

Palladium:

•      In the aftermath of ‘ Dieselgate ’ that has boosted gasoline’s share of ICE, alongside rising emissions standards the world over, the PGM market’s demand splits have moved out of sync with its naturally occurring supply shares;

•      Deficits will need to draw down on any historical stockpiles;

•      This will only be alleviated in the long term once:

o      Loadings in spent autocat pick up, increasing secondary supply; Russian expansions come online;

o     Gasoline autocats (the ‘tri metal catalyst, and replicas) manage to substitute a portion of the Pd content for Pt; and

o     Overall ICE share of vehicle sales falls at a faster rate than autocat loadings are rising; Pd is not exposed to emergent technologies such as fuel cell electric vehicles (EVs).

Rhodium:

•     High historical surpluses mean that there is likely to be significant above ground stock, so the current price run is on the basis of stockpile building for anticipated, prolonged future deficits;

•     Much of this will be strategic operational stockpiling; some will be investor speculation;

•     Rh is exceedingly difficult to thrift/substitute out of autocat while acceptable NOx emissions levels tighten;

•     This will only be alleviated in the long term once:

o     Loadings in spent autocat pick up, increasing secondary supply; and

o     The overall ICE share of vehicle sales falls at a faster rate than autocat loadings are rising; Rh is not exposed to emergent technologies such as fuel cell EVs.

MPHAHLELE PGM PROJECT CRU’s Pt, Pd and Rh supply-demand outlook [source: CRU, 2021]	Project No. 576060

Figure 15.4: CRU’s Pt, Pd and Rh supply-demand outlook

15.4	Agency relationships, commodity price projections

[§229.601(b)(96)(iii)(B)(16)(i)]

15.4.1	Agency relationships

There are no agency relationships or technology licences in place or required for the Mphahlele Project.

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15.4.2	Three-year trailing average and spot prices

The three-year trailing average and spot values at 30 June 2021 for the 6E PGMs, Cu, Ni and ZAR:USD exchange rate are given in Table 15.1.

SRK has used the three-trailing average and spot values as comparative price decks in the economic analysis discussed in Section 18.

Table 15.1: Three-year trailing average and spot values at 30 June 2021

Item	Units	Three-Year Trailing Average	Spot
Pt	(USD/oz)	914	1 076
Pd	(USD/oz)	1 853	2 872
Rh	(USD/oz)	8 090	20 100
Ru	(USD/oz)	304	750
Ir	(USD/oz)	2 000	5 750
Au	(USD/oz)	1 559	1 770
Ni	(USD/t)	14 306	18 254
Cu	(USD/t)	6 608	9 318
ZAR:USD	(ZAR)	15.10	14.27

15.4.3	CRU Price/Fx projections

CRU's price forecast for Pt, Pd and Rh is shown in nominal terms in Figure 15.5 and in real terms in Table 15.2.

MPHAHLELE PGM PROJECT CRU’s PGM nominal price outlook [Pt/Pd on left hand axis; Rh on right hand axis] (source: CRU, 2021)	Project No. 576060

The Industry Overview in the Registration Statement on Form F-1 of SPM provides the basis for CRU's price forecasts and is not discussed further here.

Figure 15.5: CRU’s PGM nominal price outlook

The CRU (2021) outlook provides forecast prices for Pt, Pd, and Rh up to 2030 (Table 15.2). Price forecasts for Au, Cu and Ni for 2021 to 2024 are taken from Consensus Economics (supplied by UBS AG Investment Bank (UBS), 2021), with 2024 values kept constant to 2030. The Ir and Ru forecast prices are factored from the year on year change in the Pt price using the spot Ir and Ru prices at 30 June 2021 as the base for 2021. The CRU and Consensus Economics’ forecast prices in 2030 are taken as the long-term (LT) prices.

ZAR:USD exchange rate forecasts for 2021 to 2030 are taken from Steve Forrest & Associates (SFA, 2021).

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15.5	Material contracts

[§229.601(b)(96)(iii)(B)(16)(ii)] [SR5.6(ii)]

15.5.1	Concentrate refining/smelting

SPM signed a Treatment of Concentrate and Sale of Metals Agreement with Impala, which is valid for three years from 22 May 2019. The agreement can be extended for such periods as may be agreed to in writing between the parties. Where PPM does not deliver the minimum specified Pt ounces in concentrate each year, Impala can extend the duration of the contract until the minimum metal quantities have been delivered. The terms of the agreement are confidential, so the principles embodied in the agreement are discussed in generic terms below.

The agreement provides for the treatment of PGM concentrates at an agreed 6E grade, up to a set maximum grade. If the concentrate grade falls below a defined level, the parties would renegotiate the terms in the Agreement.

If the Cr2O3 content of the concentrate exceeds a defined percentage, Impala will impose a penalty of a set rate per tonne contained Cr2O3 in excess of this limit.

Smelting and refining charges are set at a fixed rate per dry tonne of concentrate processed. An additional charge is levied for each tonne of concentrate where Ni plus Cu exceeds a defined percentage.

Impala shall pay to SPM set percentages of the contained metal value in the concentrate. Payment due to SPM for the metals recovered will be made in two tranches, one relative to the date of concentrate delivery, with the balance paid later, less any deductions or adjustments that Impala may levy.

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Table 15.2: CRU price deck (CRU, 2021; UBS, 2020)

Item	Basis	Units	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030 / LT
Pt	CRU	(USD/oz)	1 060	920	880	860	810	729	680	625	585	569
Pd	CRU	(USD/oz)	2 500	2 580	2 750	2 370	2 180	2 138	1 853	1 718	1 559	1 426
Rh	CRU	(USD/oz)	25 000	38 341	41 635	37 647	32 067	27 561	23 049	19 250	15 932	13 256
Ru	Spot/Factored	(USD/oz)	325	282	270	264	248	223	208	192	179	174
Ir	Spot/Factored	(USD/oz)	1 991	1 728	1 653	1 615	1 522	1 369	1 277	1 174	1 099	1 069
Au	Consensus	(USD/oz)	1 804	1 725	1 621	1 570	1 489	1 489	1 489	1 489	1 489	1 489
Ni	Consensus	(USD/t)	16 955	15 809	15 300	15 326	15 428	15 428	15 428	15 428	15 428	15 428
Cu	Consensus	(USD/t)	9 127	8 741	7 589	7 696	6 962	6 962	6 962	6 962	6 962	6 962
ZAR:USD	SFA	(ZAR)	15.28	15.36	15.48	15.59	15.69	15.80	15.91	16.02	16.13	16.25

Note:	Consensus price forecasts are presented in real (constant money) terms.

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Ownership in the contained PGM and base metals in the concentrate remains with PPM until Impala has made final payment for the contained metals. Risk in the concentrate passes to Impala upon delivery acceptance at Impala’s refining works.

PPM also has a signed Treatment of Low-Grade Concentrate and Sale of Metals Agreement with Impala which is valid for three years from 2 May 2016. The agreement provides for the treatment of low grade PGM concentrate. Similar conditions as described above apply. SPM advises that, since it has not yet fulfilled the low-grade concentrate tonnages specified in the agreement, this agreement is still in force.

SPM advised that the concentrate produced by the Mphahlele Project will be treated by Impala under the same terms and conditions as set out above.

15.5.2	Mining contracts

[SR5.6(ii)]

SPM only plans to commence construction and mining development of the Mphahlele Project in January 2024, once all the environmental permitting and authorization processes have been completed and approvals received from the respective government departments.

SPM envisages that an Engineering, Procurement and Construction Management (EPCM) contractor would be appointed to construct the portal and portal infrastructure at Portal A.

SPM envisages that a mining contractor would be used to sink the primary access decline at Portal A.

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16	ENVIRONMENTAL STUDIES, PERMITTING, COMMUNITY AGREEMENTS

[§229.601(b)(96)(iii)(B)(17)] [SR5.5(i)(ii)(iii)]

The proposed Mphahlele Project is located within a large open valley, mainly on the farm Locatie van M’Phatlele 457KS in the Limpopo Province. A series of ridges skirt the northern, eastern and southern borders of the project area. Several non-perennial ephemeral drainage lines drain the site. A small section of the mine access road will be located on the remaining extent of the farm Voorspoed 458KS.

16.1	Socio-economic Setting

The Mphahlele Project is located on the northern part of the Eastern Limb of the BC in an area that juxtaposes extensive mining and fairly dense human settlement. Communities in this area have had extensive experience of stakeholder engagement on EIA processes and have seen the area transition from rural tribal lands, to an area that is characterized by various mining operations and projects in development. Despite the development of the Eastern Limb, economic opportunities for the communities of this area have remained limited, and the anticipated benefits of development remain largely intangible from the viewpoint of local stakeholders. This results in high expectations with regards to local employment and procurement opportunity.

The project is located within the Limpopo Province and falls under the administrative jurisdiction of the Capricorn District Municipality and the Lepelle-Nkumpi Local Municipality. In parallel, the project is located within the tribal authority jurisdiction of the Bakagaga Ba Mphahlele Tribal Authority. The communities in the vicinity of the project are Mphahlele (±1 km north), Lebowakgomo (±8 km north west), Polokwane (±50 km north) and Mokopane (±65 km west-north-west). Various formal and informal villages, including Mamaolo, Makurung and Dithabaneng, are scattered across the area under the authority of the Bakagaga Ba Mphahlele Tribal Authority, with associated crop fields and grazing lands occurring in the surrounding areas.

The legacy of the past homeland system continues to be apparent in this area and, while most houses are built of brick and mortar, social services and infrastructure in the area cannot service the needs of the communities. These are further challenged by the effects of project-induced influx into the area, which has resulted in an increase in informal settlement along roads and close to services.

All these villages are supplied with water from Lepelle Northern Water but have private and community supply boreholes as backup. Baseline ground water quality is generally poor with high fluorides, the source of which is unknown; high nitrates attributed to agricultural practices and livestock and other parameters associated with the geological structure.

Land on the project site is registered to the State (administered by the Department of Land Affairs) for the Bakgaga Ba Mphahlele.

The mining area is located within cultivated land.

16.2	Project Description

The proposed mine development consists of:

•	Two decline shafts (Portal A and Portal B) and the associated WRD;

•	Raw materials handling comprising primary crushing and Rados plant at Portal A;

•	A mineral processing plant;

•	A TSF situated to southeast of the decline shaft areas and an assumed footprint area of 135 ha;

•	Rock dumps that will cover a footprint area of approximately 65 ha at the end of the mine’s life;

•	Support services infrastructure; and

•	Underground mining that is proposed to a depth of 600 m below surface.

16.3	Results of environmental studies

[§229.601(b)(96)(iii)(B)(17)(i)] [SR4.5(iii), SR5.5(i)]

The necessary environmental authorizations and permits will need to be obtained in line with the relevant environmental legislation. Various specialist studies (biophysical, technical and social) will need to be updated accordingly to inform the authorizations and permitting processes.

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Baseline environmental information was obtained from work done by the various specialists appointed for the 2008 EIA and EMPr. Given the changed project layout/scope incorporated into the 2020 FS, the EIA process and a full suite of specialist studies will be required. New studies will be required for infrastructure footprints not previously considered or approved per the 2008 EMPr. This relates primarily to the concentrator and TSF which have been moved south of the UG2 subcrop but will also need to consider the third-party chromitite mining activities that could either impact on or be impacted by the Project. Where possible previously completed studies would be used as a base and updated to consider changes in site conditions.

Specialist hydrology and hydrogeology studies related to the new project scope were completed as part of the 2020 FS.

Since there are existing approved EIA/EMPr reports, SPM expects that acceptance/approval of revised EIA/EMPr and supporting documents by the relevant authorities should not present any material problems that would delay the development of the mine.

16.4	Requirements and plans for waste and tailings disposal and water management

[§229.601(b)(96)(iii)(B)(17)(ii)] [SR1.1(ii), SR4.5(iii), SR5.4(ii)]

16.4.1	Tailings disposal

In terms of the NEM:WA regulations, the tailings would be classified as a Type 3 waste and would require disposal to a site protected by a Class C containment barrier system. Based on the expected zone of influence and the requirements of the SABS CoP for Mine Residue Deposits (SABS 0286:1998), the TSF has been classified as a High Hazard based on its proximity to the Chunies River to the south.

Design considerations for the TSF are discussed in Section 14.7.

16.4.2	Water Management

Feasibility-level designs for the storm water management plan for Mphahlele were completed as part of the 2020 FS. The clean and dirty water management systems at the proposed mine were designed to comply with the requirements of GNR704.

If these designs are implemented, the Mphahlele Project will comply with GNR704.

16.5	Project permitting requirements and reclamation bonds

[§229.601(b)(96)(iii)(B)(17)(iii), [SR1.5(ii)(iii)(v), SR4.3(iv)(v), SR4.5(iii), SR5.5(ii)(iii)]

The NOMR for the Mphahlele Project was granted based on a valid and approved EMPr.

16.5.1	Future authorizations, licences and permit requirements

The proposed changes to the approved Mphahlele EIA and EMPr will need to reflect the changed project description, which will require environmental authorization prior to construction commencing.

A Water Use Licence (WUL) for the Mphahlele Project will need to be applied for the required water uses.

The relevant specialist studies will need to be updated accordingly.

16.5.2	Approved EMPr

The NOMR for the Mphahlele Project was granted based on a valid and approved EMPr.

16.5.3	Future permit requirements

The proposed changes to the approved Mphahlele EIA and EMPr will need to reflect the changed project description, which will require specialist investigations and environmental authorization prior to construction commencing. The relevant specialist studies will need to be updated accordingly.

16.5.4	Social and Labour Plan

An SLP in terms of the MPRDA Regulation 46 (a – f) is required as part of a Mining Right. The SLP defines the company’s undertaking to HRD, local economic development (LED) (including housing and living conditions and procurement), management of downsizing and retrenchment, and financial provision, amongst others in order to contribute to local and labour-sending area community upliftment and development. The Mphahlele Project has an SLP for the period 2008 - 2012, which was reportedly approved by the DMRE but no proof of approval was made available to SRK. The SLP has not been implemented as this is dependent on the implementation of the NOMR. As the Mphahlele SLP is outdated, SPM plans to revise the SLP to align with current requirements, both in terms of Mining Charter III and the Mining Charter Scorecard and re-submit to the DMRE. An overview of social compliance requirements associated with the mining activities planned at SPM’s Mphahlele PGM Project was undertaken as part of the 2020 FS. It is noted that social compliance/sustainability risk aspects related to the Mphahlele Project will be taken into consideration in the development of the revised SLP.

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16.5.5	Social aspects

[SR4.3(v), SR4.5(iii), SR5.5(iv)(v)]

As a result of the proximity of mining activity and established semi-urban areas and villages, the range of social issues to be addressed is more extensive than would be the case at a more remote mining site. To secure and retain the necessary social licence to operate, SPM as developers of the proposed mine will have to address the following challenges and risks:

•	Levels of community expectations regarding benefits derived from mining

Communities on the Eastern Limb have been exposed to the ongoing development and operationalization of mining projects by at least ten different mining houses and a variety of joint ventures since the early 2000s, with varying degrees of socio-economic benefits and impacts experienced. Despite this, mining on the Eastern Limb is a much more recent development than on the Western Limb and communities in this area are still adjusting and understanding both the benefits and hurdles that inevitably occur around mining operations. Commitments that were made in the 2007 M’Phatlele Platinum Mine SLP include: 5% ownership of the mine based on free carry, compensation payments for exploration, first preference for employment subject to skills availability, first preference to supply of services subject to national legislative requirements, further development opportunities to be explored and rights for the exploitation of any chromite reefs and right to reprocessing of dump materials. It is assumed that the SLP commitments were discussed and negotiated with the community representatives in 2007 and that stakeholders have been expecting to see the benefits of the SLP between 2008 and 2012, none of which have yet materialized.

However, SPM has identified two potential community project opportunities related to the chrome rights over the Project area being held by the MCDT. These are:

o	Installation of a chromite recovery plant (CRP) by SPM under a pool-and-share arrangement (PSA) with the MCDT to mutually benefit both parties, where the MCDT provides the chrome rights and SPM provides the financial, commercial and operational support and capabilities; and

o	Should the small-scale open pit mining operations on the chromitite seam, which commenced in mid-2017 and has since ceased, re-start, SPM could provide technical and commercial support to the MCDT in terms of mine design, mining operations and product sales.

Since the Mphahlele Project has not been implemented in more than ten years and given that communications with the Mphahlele community commenced in 2003, it is reasonable to expect that levels of expectation and frustration within the community remain high with regards employment opportunities, economic development and other socio-economic benefits associated with direct investment in the communities through SLP commitments. SPM’s commitment to address this challenge will be taken up in the development of the revised SLP and alignment to the current requirements of the Mining Charter III and the MCSC 2018. To this end, SPM has committed to set aside 3% of net profit after tax (NPAT) for Enterprise Development (ED) and Supplier Development (SD) programmes, as well as to a HRD spend equal to 5% of the annual salary bill in accordance with the Mining Charter scorecard 2018. Furthermore, the skills development budget, which is an additional budget to the operational costs of the Mine can be allocated for mine employees as well as unemployed members from the community/ bursary students, etc. As recommended in the MTS study, SPM should consider an increased spend on skills development during the ramp up of the operation to ensure that most of the workforce across all occupational levels can be sourced from the immediate host community. In addition, as per the requirement for the mine to engage in LED projects that are meaningful, SPM has incorporated a guideline budget of 1% of NPAT into its financial model for LED project contributions;

•	Legacy of past mining experiences on trust relationships

While community expectations can be assumed to be high, it is also reasonable to expect that communities might be cynical about the extent to which benefits from a new mine will filter through to ordinary people. A majority of the SLP commitments made in 2007 have not been implemented resulting in an extended delay in any benefits starting to accrue to the communities. The Project is also located within a context where tangible socio-economic benefits from mining on the Eastern limb are challenging to identify for ordinary people, which in turn has a bearing on the development and sustainability of trust relationships. It is reasonable to expect that communities will grow impatient of waiting for benefits. Impatience could manifest in community activism and protest, demands for higher levels of benefits and the entrenchment of low levels of trust between the stakeholders. Based on its experience at its PPM operation, SPM is committed to maintaining its social licence to operate through meeting its social obligations and building long-term relationships with its host communities and other stakeholders;

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•	A variety of local governance structures

Key local structures include the District Municipality (Capricorn District Municipality), the Local Municipality (Lepelle-Nkumpi Local Municipality) and Traditional Authorities (Bakagaga Ba Mphahlele Tribal Authority). All have a key role in the relationship between the mine and communities but the municipalities have limited capacity, and the Traditional Authorities are sometimes characterized by tensions between different authorities, and challenges to leadership within individual authorities. Against this background the mine will have to commit resources to securing and maintaining relationships with all three local governance structures.

•	A local history of community activism and protest

Communities on the Northern and Eastern Limb have witnessed numerous examples of resettlement and compensation activities that have been accompanied by various forms of community protest. This has been mobilized to some extent by well-informed human rights activists but against the background of often well-founded grievances. Some resettlement and compensation may be required in relation to physical and economic displacement as well as impacts associated with blasting activities and contamination of water sources. While resettlement and compensation are not expected to be extensive, in the context of some very contentious resettlement experiences in the area, it may be reasonable to expect that if resettlement and compensation are not carefully and transparently handled, the potential for protest action is high.

16.6	Agreements with local communities

[§229.601(b)(96)(iii)(B)(17)(iv)]

At present there are no community agreements relevant to the Mphahlele Project.

16.7	Mine closure plans and associated costs

[§229.601(b)(96)(iii)(B)(17)(v)] [SR1.7(i), SR5.2(ii)]

Closure planning for the project has not been undertaken, other than that considered in the authorization documentation. The level of planning is therefore considered to be at a preliminary level with the planning limited to a description of the likely activities to be undertaken, rather than based on site considerations. Furthermore, a closure risk assessment has not yet been undertaken to inform more detailed closure planning.

The preliminary conceptual closure planning has been used to determine the potential end of LoM closure liability for the various aspects associated with the proposed project. The estimated closure liability escalated to June 2021 terms is ZAR275.3m and is composed of:

•	Portal A	ZAR35.8m;

•	Portal B	ZAR21.9m; and

•	Plant	ZAR217.6m.

The estimated closure liability for the residue facilities in June 2021 terms is ZAR78.6m, made up of:

•	TSF	ZAR45.9m;

•	Portal A waste rock dump	ZAR12.5m;

•	Portal B waste rock dump	ZAR12.7m; and

•	Low grade stockpile	ZAR7.5m.

In addition, the post closure maintenance and monitoring costs were estimated to be ZAR8.5m for a period of seven years.

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Although these closure liability costs are preliminary and are not supported by a risk assessment or detailed closure planning, SRK is of the opinion that the costs are in the correct order of magnitude for the proposed operation. There is the opportunity to reduce the costs at the end of life of the project through developing and implementing a concurrent rehabilitation plan.

Risk items that do not appear to have been included in the cost estimates, which may materially affect the closure liability, depending on how impacts are managed during operations, include:

•	Post closure water management, which may or may not include requirements for post closure water treatment;

•	Availability and quality of stockpiled soils to be used as covers on the residue facilities; and

•	Requirements for complex covers on residue facilities.

16.8	Adequacy of plans to address compliance and permitting

[§229.601(b)(96)(iii)(B)(17)(vi)] [SR1.5(ii)(iii)(v), SR4.3(iv)(v), SR5.5(ii)]

16.8.1	Main water issues

The main water issues for the project are as follows:

•	The Project is located in a water-stressed area, and supply of water to the mine is a risk;

•	It is anticipated that water for the Project will be sourced from two sources: the Lebalelo Water Scheme and a wellfield. The Lebalelo Water Scheme is allocation is limited, and as such, there might be insufficient raw water for the project;

•	The licensing process has not commenced yet, but it is important to apply to the Lebalelo Scheme for a water allocation early, to secure a fresh water supply; and

•	Supplementary supply from the wellfield may result in a reduction in groundwater levels/availability.

16.8.2	Other environmental issues

From the information reviewed and noting the situation with respect to ground water described above, environmental impacts identified are all manageable in terms of standard and well understood practices. In the light of the fact that this is a new project, it will be possible to establish sound environmental management systems from the outset, potentially limiting impacts and hence future liabilities. However, impacts which should be noted include the following:

•	Surface subsidence could occur if no support is provided in the underground workings. If surface subsidence does occur, it can create depressions which cause an alteration to surface drainage patterns and pooling of water. In more severe cases of subsidence, the depressions can also be hazardous to people and animals. This is also relevant given the agricultural nature of the area to be mined;

•	Approximately 450 ha of land will be disturbed by the project. Most of this area is used by the community for subsistence farming and/or livestock grazing. In the unmanaged scenario this impact will be of high significance, given the dependence of the area on subsistence agriculture; and

•	A WUL is yet to be applied for the required water uses.

16.8.3	Social issues

The following social issues will require further attention from SPM:

•	Stakeholder relationships. SPM has had interactions with the tribal community representatives throughout the EIA/EMP process as well as in relation to the SLP commitments and the ownership proportions. In the socio-economic project context, it is important to take action to build on these engagements and sustain constructive stakeholder relationships. Failure to do so might link the mine with negative perceptions of mining in general and attract the critical attention that has focused on other mines on the Eastern Limb. The establishment of communication structures that are accepted by the community as representative and unbiased is of critical importance to maintaining social licence to operate. Any suspicion of bias could damage relations with the community.

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A draft Stakeholder Engagement Strategy was developed by MTS in October 2020 to understand the status of the stakeholder engagement function, identify gaps and the required actions to achieve a holistic and integrated approach to engaging all relevant stakeholder groups within its immediate area of influence. The assessment noted that the stakeholder engagement administration system, folders and documents need to be structured and compiled in line with standard stakeholder engagement frameworks. In addition, the SPM Stakeholder Engagement function is currently inadequately resourced, with vacancies for a Social Performance Manager and three community liaison officers. It is understood that the new Stakeholder Engagement organogram has been approved and the vacant positions will be filled during 2021.

A stakeholder needs analysis was also completed to inform the development of a Stakeholder Engagement Plan (SEP) with an understanding of stakeholders’ underlying motivations and the root causes of stakeholder concerns or aspirations. It is understood that refinement of the Stakeholder Engagement Strategy guiding the development of SPM’s stakeholder engagement frameworks, tools and templates as well as the development of the SEP is underway.

SPM has made great strides in building a trust relationship with the various stakeholder groups within its zone of influence and is committed to strengthening those relationships to maintain its social licence to operate.

•	Misinformation and expectations. Delays in the commencement of construction and operation of the Mphahlele Project provide a breeding ground for rumours and expectations. The best way to address misinformation is to be as transparent and accessible as possible. Information can be disseminated through representative committees but also in other ways (media, local government, traditional authorities, and community meetings).

•	Community grievances. Members of the community might have issues and grievances they wish to bring to the attention of SPM. To ensure a consistent and fair response, a structured and well-managed grievance procedure should form part of the mine’s management systems and should be disclosed to the stakeholders.

Currently, there is an undocumented grievance procedure in place at PPM to register grievances from external stakeholders, which facilitates the collation, recording, addressing and close-out of stakeholder grievances. SRK understands that a similar grievance procedure will be formalized as part of the management systems for the Mphahlele Project and disclosed to stakeholders.

16.9	Commitments for local procurement and hiring

[§229.601(b)(96)(iii)(B)(17)(vii)]

SPM has implemented a preferential procurement policy and will maintain this policy as a standard operating procedure. The objective of the preferential procurement policy is to maximize opportunities for HDSAs to supply goods and services to the SPM operations. This will contribute to the development of sustainable HDSA business enterprises, and to the purchasing and procurement requirements of the MPRDA and Mining Charter. SPM is committed to wherever possible procuring goods and services from the local communities as well as HDSA suppliers and will report on the progress thereof through an Annual Social and Labour Plan Report.

SPM has a strong focus on local recruitment as a mechanism to decrease the negative impact it may have on the local community. The target is to employ 30% of its workforce from the local community, 25% from the District Municipality and a further 25% of its workforce from the Limpopo Province. Entry level positions will be filled from the local community with only positions that cannot be filled locally, advertised and filled from outside the local community. Highly skilled labour will be sought from other areas within South Africa, if not available in the local community. SPM’s skills development programmes have been aligned to enable unskilled employees (especially from the local communities) to gain access to skills and career development opportunities offered by SPM.

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Effective Date: 30 June 2021

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17	CAPITAL AND OPERATING COSTS

[§229.601(b)(96)(iii)(B)(18)

17.1	Capital and Operating Costs

[§229.601(b)(96)(iii)(B)(18)(i)] [SR4.3(vii), SR5.6(iii) (vi)]

Estimation of capital and operating costs is inherently a forward-looking exercise. These estimates rely upon a range of assumptions and forecasts that are subject to change depending upon macro-economic conditions, operating strategy and new data collected through future operations. For this report, capital and operating costs are considered to be at an PFS level as defined by SK1300, with an expected accuracy of ±25%. However, this accuracy level is only applicable to the base case operating scenario and forward-looking assumptions outlined in this report. Therefore, changes in these forward-looking assumptions can result in capital and operating costs that deviate more than 25% from the costs forecast herein.

17.1.1	Capital Costs

The capital estimates for the Mphahlele Project were derived from the 2020 FS with an effective date of 30 June 2020. These costs were subsequently escalated to the Effective Date of 30 June 2021 by 4% based on Consumer Price Indices (CPI) provided by SPM. Table 17.1 shows the capital estimate summary and schedule.

Table 17.1:     Capital Estimate Summary and Schedule

Item	Units	Total	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8
Exploration	ZARm	48			30	18
Pre Implementation	ZARm	257		3	47	80	41	40	40	7
Mining	ZARm	5 385				488	741	1 266	1 616	1 274
Surface Infrastructure	ZARm	839	5	5	31	306	277	123	60	31
Surface services, water, power etc.	ZARm	202			8	64	22	39	43	25
Metallurgical Processing	ZARm	3 217				724	1 606	355	271	260
Closure Liability capitalized opex	ZARm	152				46	26	29	26	26
Contingency	ZARm	993	0	1	17	240	439	106	107	83
Total Capital	ZARm	11 093	6	9	133	1 967	3 152	1 957	2 164	1 706

In terms of SPM’s accounting policy, Opex up to steady-state production levels in the underground operations is capitalized. Table 17.2 shows the capitalized operating costs that are included in the capital summary above.

Table 17.2:     Capitalised Operating Costs

Item	Units	Total
Mining:
Stoping and reef development to steady state	(ZARm)	1 124
Ore transportation operations	(ZARm)	3
Metallurgical processing:
UG2 milling operation	(ZARm)	487
UG2 Rados operation	(ZARm)	19
Tailings Retreatment Plant operation	(ZARm)	68
Smelting and refining	(ZARm)	140
General and administration	(ZARm)	808
Environmental monitoring	(ZARm)	65
Engineering	(ZARm)	556
Closure liability	(ZARm)	152
Contingency (5% on all items)	(ZARm)	171
Total	(ZARm)	3 593

Major capital expenditure items excluding contingency are shown in Table 17.3.

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Table 17.3:     Major capital items (excluding contingency)

Item	Units	Block A	Block B	Total
Direct Mining:
Reef development	(ZARm)	302	135	437
Stoping	(ZARm)	117	17	134
Ventilation development	(ZARm)	44	12	56
Ventilation main/secondary, monitoring/emergency	(ZARm)	385	487	872
Level development	(ZARm)	527	183	710
Main decline development	(ZARm)	109	99	208
Mobile equipment	(ZARm)	676	202	879
Mining Labour	(ZARm)	437	172	609
Metallurgical processing:	(ZARm)
Concentrator Plant	(ZARm)			1 842
Tailings Storage Facilities, return water system	(ZARm)			302
Well fields water supply	(ZARm)			185
Tailings Retreatment Plant	(ZARm)			174
Surface Infrastructure:	(ZARm)
Surface infrastructure	(ZARm)			906
Surface services, water, power etc.	(ZARm)			223

17.1.2	Capex Contingencies

The capital estimates include contingencies, added at appropriate rates to all capital costs and averaging at 9.83% over the total project as shown in Table 17.4. The Capex for the metallurgical processing included contingencies at 22%. If these are removed and added to the overall contingency, the effective contingency on the Capex is 15%.

Table 17.4:     Capex Contingencies

Capital Item	Contingency Applied
Exploration	10%
Pre-Implementation	10%
Ore transport	8%
Surface Infrastructure	11%
Surface services, water, power, access	10%
Metallurgical Processing	22%
All other Project capital	5%
Capitalised Opex	5%
Effective Capital contingency (metallurgical contingency included)	9.83%

Contingencies were added to the various items depending on the level of engineering confidence varying from 5% (firm quotes for mining equipment) to 8% (ore transport) and 10-11% (other items based on priced bills of quantity). The metallurgical capex includes contingencies of >10%. The contingency included in the capitalized Opex is 5%. The overall contingency averages 9.83% for the total project (or 15% if the contingencies included in the metallurgical capex are removed and added to the overall contingency).

17.2	Operating Costs

[§229.601(b)(96)(iii)(B)(18)(i)] [SR4.3(vii), SR5.6(iii) (vi)]

17.2.1	Underground Mining Blocks

The mining Opex for Blocks A and B was developed according to a zero-based budgeting process, using the mine design criteria, quotes or original equipment manufacturer suppliers’ costs for specific activities, benchmarked labour costs, priced bills of quantity and experience of the PGM industry (Table 17.5). Year 2031 has been selected for illustrative purposes to show the steady-state Opex when both Blocks A and B are being mined.

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Table 17.5:     Mining Opex for Block A and Block B (in 2031 for illustrative purposes)

Item	Block A (2031)			Block B (2031)
	Fixed Cost (ZARm)	Variable Cost (ZARm)	Total Cost (ZAR/t ore)	Fixed Cost (ZARm)	Variable Cost (ZARm)	Total Cost (ZAR/t ore)
RoM ore (UG2)			0.96 Mt			0.63 Mt
Labour	149.9		155.7	151.1		240.5
Reef Development		124.8	129.6		104.2	165.8
Stoping		131.7	136.8		76.9	122.4
Ventilation Development		13.7	14.3		10.3	16.4
Level Development		154.6	160.6		139.7	222.4
Decline	30.2		31.3	41.0		65.2
Total Underground Mining Cost (excluding contingency)	180.0	424.3	628.3	192.1	331.1	832.7
Mobile Equipment	29.1		30.2	24.2		38.5

17.2.2	Processing Plant Costs

The processing plant Opex (2031 used for illustration purposes) is based on the actual costs for the metallurgical complex at SPM’s PPM mine, adjusted to suit a 115 ktpm plant capacity and stated in 30 June 2021 terms, as shown in Table 17.6.

Table 17.6:     Concentrator Opex (2031 used for illustrative purposes)

Item	Annual Fixed Cost (ZARm)	Variable Cost (ZAR/t milled)	Total Cost (ZARm)
Labour	70.0		70.0
Utilities – power (1)	4.6	51.9	75.6
Utilities - water		4.1	5.7
Engineering (incl. TSF) (2)	22.5	14.4	42.3
Grinding Media		21.4	29.3
Reagents		27.6	37.8
Process (maintenance, incl. TSF) (2)	7.9	5.0	14.8
Planning	0.7		0.7
Total (excluding contingency)	105.8	124.6	276.1
(ZAR/t milled)			210.0

The Opex for the Tailings Scavenging Plants (TSP) circuit, which is based on the actual costs at SPM’s PPM mine, is shown in Table 17.7

Table 17.7:     TSP circuit Opex

Item	Annual Fixed Cost (ZARm)	Variable Cost (ZAR/t milled)	Total Cost (ZARm)
Utilities - power	0.74	9.66	13.95
Labour	4.17		4.17
Engineering Maintenance	3.22	3.62	8.18
Grinding media		2.19	3.00
Reagents variable		10.91	14.91
Total TSP Opex (excluding contingency)	8.13	26.38	44.20

SPM envisages that a transport contractor will be responsible for the transportation of UG2 RoM ore from Portal B to Portal A. The rate provided by SPM in the TEM is ZAR9.09/t RoM ore, based on ZAR2.83/t km for a distance of 3.2 km from Portal B to Portal A

Based on the proof of concept plant that SPM installed at its PPM mine, the Rados Opex applied by SPM in the TEM is ZAR16.64/t RoM ore.

The Opex for the on-site laboratory, based on actual costs at the PPM mine adjusted to 30 June 2021, is ZAR10.67m per annum or ZAR9.44/t milled.

17.2.3	General and Administration Costs

The general and administration (G&A) Opex for the Mphahlele Project is based on the actual annual costs for SPM, adjusted to 30 June 2021 terms, as shown in Table 17.8.

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Table 17.8:     G&A Opex

Item	Annual Cost (ZARm)
On Mine G&A Labour Cost	109.3
On Mine G&A Cost	64.4
Off Mine G&A Cost	62.4
Environmental G&A Costs	13.6
Closure Liability G&A Costs	24.9
SLP G&A Costs	90.8
MRM G&A Costs	3.6
Total G&A cost (excluding contingency)	369.0

The G&A Opex is split between Blocks A and B in the ratio of 46.7%:53.3%.

17.2.4	Opex Contingency

A contingency of 5% was applied to all Opex.

17.3	Risks with engineering estimation methods

[§229.601(b)(96)(iii)(B)(18)(ii)] [SR4.3(viii), SR5.7(i)]

17.3.1	Capital Costs Risks

The capital was developed for a study having an effective date of 30 June 2020, which was subsequently escalated to 30 June 2021 using a factor of 1.040 provided by the Company, with the exception of the TSF capital, which was re-costed.

The following conditions have caused the confidence in the capital to be reduced to pre-feasibility level:

•	Infrastructure has been moved and no geotechnical work has been done to determine foundation conditions;

•	The capital estimate for the plant was based on a repriced BOQ for an 80 ktpm plant which had been adapted from the 250 ktpm plant in the 2009 study and then factored for the 125 ktpm plant capacity. These capital estimates include contingencies that are >10%;

•	Permitting requirements are identified but not finalized;

•	The ventilation system was assumed to be able to support a production rate of 125 ktpm. This was not confirmed by feasibility level designs; and

•	Pillar extraction on retreat is proposed, but this has not undergone feasibility level design.

As a PFS level study, SRK considers that the accuracy of the Capex is ±25%, with a contingency of <15%, in keeping with Table 1 to Paragraph (d) in SK1300 [§229.1302(d)]. The effective Capex contingency of 15% satisfies this requirement.

17.3.2	Operating Costs Risks

The Opex for the underground mining operations were developed using a zero-based budgeting process based on quotes and experience of the PGM mining industry. Typical development and mining rates achieved in the South African PGM industry were reduced to cater for expected ground conditions and structural complexities.

The processing and G&A costs are based on the actual costs at SPM’s PPM operation.

The Opex associated with the Mphahlele Project is considered to have an accuracy of better than ±25%. The risk of these being materially wrong is low.

A blanket contingency of 5% was applied across all Opex which is within the <15% required per Table 1 to Paragraph (d) in §229.1302.

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page 123

18	ECONOMIC ANALYSIS

[§229.601(b)(96)(iii)(B)(19)] [SR5.6(iii)(iv)(ix), SR5.8(i)-(iv)]

The economic analysis is inherently a forward-looking exercise. These estimates rely upon a range of assumptions and forecasts that are subject to change depending upon macro-economic conditions, operating strategy and new data collected through future operations. The economic assessment described here is premised on a prefeasibility study that exploits only Mineral Reserves. There is no certainty that this economic assessment will be realized.

18.1	Key assumptions, parameters and factors

[§229.601(b)(96)(iii)(B)(19)(i)]

The discussion in this section relates to the TEM compiled by SPM for the Mphahlele Project in a MS Workbook Mphahlele Model Rev 19 CPR - NYSE - Smelting Scenario - 20210812 - 20.53.xlsb (SPM, 2021). SRK has reviewed this TEM and confirms that the calculation processes from input TEPs to final economic results are correct.

18.1.1	Concentrator Feed

The annual mill feed is shown in Figure 18.1. The UG2 Rados discard is introduced into the concentrator feed later in the mine life, to maintain a steady feed rate.

MPHAHLELE PGM PROJECT Annual mill feed	Project No. 576060

Figure 18.1:      Annual mill feed

18.1.2	Plant Recoveries

Only the -100 +30 mm portion of the crushed material is processed through the Rados plant. SPM expects to recover 98.9% of the metal content with an upgrade ratio of 1.16 in terms of feed grade to the concentrator.

Plant recovery for the Rados concentrate feed into the concentrator has been capped at 85%, since the grade-recovery curve based on test work results was predicting much higher recoveries which are considered unrealistic.

The plant recovery on the low-grade feed (Rados discard and low-grade UG2 ore) into the concentrator was capped at 54%.

18.1.3	Commodity Prices and Exchange Rates

The projected commodity prices and exchange rates per the CRU price deck (Table 15.2) are used as the base case for evaluation purposes.

Economic results using three-year trailing average values and spot values at 30 June 2021 (Table 15.1) are provided for comparative purposes.

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page 124

18.1.4	Operating Costs

The Opex incorporated into the TEM is based on the following:

•	Underground operations - zero-based budget from first principles, benchmarked against similar operations;

•	Plant costs – actual costs for the concentrators operating at SPM’s PPM mine in 2020 adjusted to match a 115 ktpm feed rate and correct at 30 June 2021;

•	Refining costs – current contracts with Impala; and

•	Admin/G&A costs – actual costs for PPM/SPM in 2020 adjusted to 30 June 2021.

18.1.5	MPRDA Royalty

The MPRDA Royalty is calculated according to the refined formula as set out in Section 2.2.5. The maximum royalty is 5% of gross revenue.

18.1.6	Taxation and government levies

Taxes and government levies that are applicable to the Mphahlele Project are as follows:

•	Company Tax 28%;

•	SLP/Charter III:

○	Housing Compliance 1% of Annual Labour Cost;

○	Human resource Development 5% of Annual Labour Cost;

○	Enterprise/Supplier Development 3% of NPAT; and

○	Local Economic Development Projects 1% of NPAT.

Capex in any year is deductible in full against operating profit in any given year. Operating losses or Capex not redeemed in full in any year can be carried forward into subsequent years. Unredeemed Capex (ZAR202m) and Assessed Loss (ZAR31.5m) for the Mphahlele Project at 2021 provide a tax shield for the cash flows in the TEM.

18.1.7	Discount rate

SPM provided the parameters set out in Table 18.1 which are used to determine the weighted average cost of capital (WACC) for SPM. As SPM reports its results in US Dollars and is based in Guernsey, the WACC was calculated according to parameters ruling in the United States of America. The ruling tax rate in Guernsey is 0%.

Table 18.1:     Derivation of the USD-denominated WACC for SPM

Parameter	Value	Comment
Re-levered beta	1.54	Unlevered beta median of PGM peers – Amplats, Impala, Northam, RBPlats, Sibanye and re-levered for SPM’s target debt/equity ratio
Equity risk premium	5% - 7%	relative to 20-year US Government bond yield
Risk free rate	1.30%	United States 20-year Government bond spot yield
Cost of equity	8.9% - 12.0%	Risk free rate + [(re-levered beta) x (market risk premium)]
Cost of debt	10.5%	South Africa’s prime lending rate (7.0%) plus 3.5% margin, consistent with long-term loan from IDC
Tax rate (RSA)	28.0%	South African corporate tax rate
After tax cost of debt	7.60%	Cost of debt x tax rate
Equity	100%
Debt	0%	SPM targeted leverage
WACC (nominal)	8.9% - 12.0%
WACC (real)	6.8% - 9.8%	Deflated at long-term US inflation rate of 2%

SPM decided that the mean of real WACC range of 6.8% to 9.8% would be appropriate to use. On this basis, the real WACC to apply to cash flows for the Mphahlele Project has been set at 8.3%.

18.2	Results of economic analysis

[§229.601(b)(96)(iii)(B)(19)(ii)]

18.2.1	Annual cash flow forecasts

Summaries of annual real terms cash flow forecasts for the Mphahlele Project are set out as follows:

•	Mphahlele production parameters (2021 to 2035)	Table 18.2;

•	Mphahlele production parameters (2036 to 2050)	Table 18.3;

•	Mphahlele cash flow parameters (2021 to 2035)	Table 18.4; and

•	Mphahlele cash flow parameters (2036 to 2050)	Table 18.5.

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page 125

Table 18.2:     Production parameters (2021 to 2035)

Item	Units	Total/ Average	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Production
Block A UG2 RoM	(Mt)	14.4	0.0	0.0	0.0	0.0	0.1	0.2	0.5	0.7	0.7	0.9	1.0	0.9	0.9	1.0	0.9
Block B UG2 RoM	(Mt)	15.9	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.6	0.6	0.6	0.6	0.5	0.5	0.5
Total RoM ore	(Mt)	30.3	0.0	0.0	0.0	0.0	0.1	0.2	0.6	1.0	1.3	1.4	1.6	1.5	1.4	1.5	1.4
Block A UG2 RoM grade	(g/t 4E)	3.95	0.00	0.00	0.00	2.06	2.45	2.85	3.37	3.55	3.70	3.68	3.86	4.00	3.87	3.96	3.94
Block Bt UG2 RoM grade	(g/t 4E)	3.35	0.00	0.00	0.00	0.00	0.00	2.20	2.60	2.96	3.13	3.29	3.41	3.31	3.42	3.64	3.71
Total RoM ore grade	(g/t 4E)	3.63	0.00	0.00	0.00	2.06	2.45	2.79	3.20	3.35	3.45	3.52	3.68	3.72	3.71	3.85	3.86
Total UG2 RoM content	(koz 4E)	3 540.8	0.0	0.0	0.0	0.3	5.6	20.8	65.3	105.9	147.2	163.0	188.4	176.7	169.3	181.5	176.4
UG2 Rados feed tonnes	(Mt)	30.3	0.0	0.0	0.0	0.0	0.0	0.3	0.6	1.0	1.3	1.4	1.5	1.5	1.4	1.5	1.4
UG2 Rados feed content	(koz 4E)	3 540.8	0.0	0.0	0.0	0.0	0.0	26.7	65.3	105.9	147.2	163.0	182.3	182.8	169.3	181.5	176.3
UG2 Mill Feed Rados concentrate	(Mt)	25.9	0.0	0.0	0.0	0.0	0.0	0.3	0.5	0.8	1.1	1.2	1.3	1.3	1.2	1.3	1.2
UG2 Mill Feed Rados content	(koz 4E)	3 502.6	0.0	0.0	0.0	0.0	0.0	26.4	64.6	104.7	145.6	161.2	180.3	180.8	167.5	179.6	174.4
UG2 Rados concentrate - recovery	(%)	98.9%						98.9%	98.9%	98.9%	98.9%	98.9%	98.9%	98.9%	98.9%	98.9%	98.9%
UG2 Concentrator recovery	(%)	85.0%						85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%
TSP concentrate recovery	(%)	54.0%						54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%
Concentrate produced	(kt)	379.0						2.8	6.8	11.1	15.4	17.1	19.1	19.1	17.7	19.0	18.4
Concentrate grade	(g/t 4E)	246.1						250.0	250.0	250.0	250.0	250.0	250.0	250.0	250.0	250.0	250.0
TSP concentrate produced	(kt)	65.4						0.5	1.2	2.0	2.7	3.0	3.4	3.4	3.1	3.4	3.3
TSP concentrate grade	(g/t 4E)	50.0						50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0
Total concentrate	(kt)	444.3						3.3	8.0	13.0	18.1	20.1	22.4	22.5	20.8	22.3	21.7
Payable Metal
6E	(koz)	3 316.1						24.8	60.7	98.5	136.9	151.6	169.6	170.0	157.5	168.9	164.0
4E	(koz)	2 940.8						22.0	53.8	87.3	121.4	134.5	150.4	150.8	139.7	149.8	145.5
Pt	(koz)	1 461.7						10.9	26.8	43.4	60.4	66.8	74.7	74.9	69.4	74.4	72.3
Pd	(koz)	1 197.9						9.0	21.9	35.6	49.5	54.8	61.3	61.4	56.9	61.0	59.3
Rh	(koz)	243.7						1.8	4.5	7.2	10.1	11.1	12.5	12.5	11.6	12.4	12.1
Ru	(koz)	323.6						2.4	5.9	9.6	13.4	14.8	16.5	16.6	15.4	16.5	16.0
Ir	(koz)	51.8						0.4	0.9	1.5	2.1	2.4	2.6	2.7	2.5	2.6	2.6
Au	(koz)	37.5						0.3	0.7	1.1	1.5	1.7	1.9	1.9	1.8	1.9	1.9
Ni	(kt)	8.1						0.1	0.1	0.2	0.3	0.4	0.4	0.4	0.4	0.4	0.4
Cu	(kt)	4.3						0.0	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page 126

Table 18.3:     Production parameters (2036 to 2050)

Item	Units	Total/ Average	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049	2050
Production
Block A UG2 RoM	(Mt)	14.4	0.9	0.8	0.8	0.9	0.8	0.7	0.6	0.4	0.3	0.2	0.1	0.1	0.1	0.0	0.0
Block B UG2 RoM	(Mt)	15.9	0.6	0.7	0.6	0.5	0.6	0.8	0.8	1.2	1.3	1.1	0.9	0.7	0.6	0.7	0.5
Total RoM ore	(Mt)	30.3	1.5	1.5	1.4	1.4	1.4	1.4	1.4	1.6	1.6	1.3	1.1	0.8	0.7	0.7	0.5
Block A UG2 RoM grade	(g/t 4E)	3.95	4.09	3.98	4.03	4.12	4.10	4.33	4.23	4.30	4.19	4.27	4.50	4.67	4.65	0.00	0.00
Block Bt UG2 RoM grade	(g/t 4E)	3.35	3.67	3.59	3.44	3.50	3.25	3.36	3.37	3.32	3.33	3.32	2.93	2.99	3.52	3.62	3.37
Total RoM ore grade	(g/t 4E)	3.63	3.93	3.80	3.79	3.89	3.73	3.82	3.73	3.56	3.51	3.45	3.12	3.27	3.68	3.62	3.37
Total UG2 RoM content	(koz 4E)	3 540.8	190.2	180.4	174.0	174.4	169.2	177.8	168.1	180.4	183.2	141.7	106.3	87.8	79.3	77.1	50.6
UG2 Rados feed tonnes	(Mt)	30.3	1.5	1.5	1.4	1.4	1.4	1.4	1.4	1.5	1.5	1.4	1.1	0.8	0.7	0.7	0.5
UG2 Rados feed content	(koz 4E)	3 540.8	188.5	182.2	174.0	174.4	169.2	177.8	168.1	174.7	174.1	156.6	106.3	87.8	79.3	77.1	50.6
UG2 Mill Feed Rados concentrate	(Mt)	25.9	1.3	1.3	1.2	1.2	1.2	1.2	1.2	1.3	1.3	1.2	0.9	0.7	0.6	0.6	0.4
UG2 Mill Feed Rados content	(koz 4E)	3 502.6	186.4	180.2	172.1	172.5	167.4	175.8	166.3	172.9	172.2	154.9	105.1	86.9	78.4	76.3	50.1
UG2 Rados concentrate - recovery	(%)	98.9%	98.9%	98.9%	98.9%	98.9%	98.9%	98.9%	98.9%	98.9%	98.9%	98.9%	98.9%	98.9%	98.9%	98.9%	98.9%
UG2 Concentrator recovery	(%)	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%
TSP concentrate recovery	(%)	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	54.0%
Concentrate produced	(kt)	379.0	19.7	19.1	18.2	18.3	17.9	18.8	17.8	18.3	18.2	16.6	11.9	10.4	9.7	9.5	7.1
Concentrate grade	(g/t 4E)	246.1	250.0	250.0	250.0	249.1	247.8	248.6	247.7	249.8	250.0	247.8	238.3	230.2	224.0	223.3	206.1
TSP concentrate produced	(kt)	65.4	3.5	3.4	3.2	3.2	3.1	3.3	3.1	3.2	3.2	2.9	2.0	1.6	1.5	1.4	0.9
TSP concentrate grade	(g/t 4E)	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0
Total concentrate	(kt)	444.3	23.2	22.4	21.4	21.6	21.0	22.0	20.9	21.5	21.4	19.5	13.9	12.0	11.2	10.9	8.0
Payable Metal
6E	(koz)	3 316.1	175.3	169.5	161.8	162.5	158.0	165.8	157.0	162.6	162.0	146.2	100.9	84.7	77.5	75.5	51.7
4E	(koz)	2 940.8	155.5	150.3	143.5	144.1	140.1	147.0	139.2	144.2	143.6	129.7	89.5	75.1	68.7	67.0	45.8
Pt	(koz)	1 461.7	77.3	74.7	71.3	71.6	69.6	73.1	69.2	71.7	71.4	64.5	44.5	37.3	34.1	33.3	22.8
Pd	(koz)	1 197.9	63.3	61.2	58.5	58.7	57.1	59.9	56.7	58.7	58.5	52.8	36.5	30.6	28.0	27.3	18.7
Rh	(koz)	243.7	12.9	12.5	11.9	11.9	11.6	12.2	11.5	11.9	11.9	10.7	7.4	6.2	5.7	5.5	3.8
Ru	(koz)	323.6	17.1	16.5	15.8	15.9	15.4	16.2	15.3	15.9	15.8	14.3	9.8	8.3	7.6	7.4	5.0
Ir	(koz)	51.8	2.7	2.6	2.5	2.5	2.5	2.6	2.5	2.5	2.5	2.3	1.6	1.3	1.2	1.2	0.8
Au	(koz)	37.5	2.0	1.9	1.8	1.8	1.8	1.9	1.8	1.8	1.8	1.7	1.1	1.0	0.9	0.9	0.6
Ni	(kt)	8.1	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.3	0.2	0.2	0.2	0.2	0.1
Cu	(kt)	4.3	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.1	0.1	0.1	0.1	0.0

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page 127

Table 18.4:     Real terms cash flow parameters (2021 to 2035)

Item	Units	Totals/ Averages	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Revenue
PGM (6E) Revenue	(ZARm)	92 526						1 192	2 497	3 521	4 231	4 105	4 591	4 603	4 265	4 572	4 441
Base Metal Revenue	(ZARm)	2 345						15	41	71	100	108	126	120	113	127	116
Net Revenue	(ZARm)	94 871						1 207	2 538	3 593	4 331	4 213	4 716	4 723	4 378	4 700	4 556
Operating Costs	(ZARm)	46 478						6	43	611	2 353	2 394	2 526	2 470	2 343	2 335	2 278
Mining	(ZARm)	17 600						0	0	222	1 007	1 030	1 094	1 042	979	934	907
Engineering	(ZARm)	3 223						0	0	35	144	149	157	153	152	157	154
Processing - concentrator & laboratory	(ZARm)	6 716						0	0	62	279	293	305	304	290	296	290
Processing – smelting & refining	(ZARm)	2 751						0	0	24	119	131	145	145	135	145	140
Processing - TSP	(ZARm)	858						0	0	8	39	42	44	44	42	43	42
Ore transport costs	(ZARm)	141						0	0	1	5	5	6	5	5	5	5
On-mine G&A costs	(ZARm)	3 728						0	0	43	174	174	174	174	174	174	174
SLP/Mining Charter III	(ZARm)	1 831						0	0	25	109	102	91	92	86	96	93
Environmental	(ZARm)	303						0	0	3	14	14	14	14	14	14	14
Closure liability	(ZARm)	156						0	0	0	25	25	25	25	24	4	2
Corporate Overheads	(ZARm)	1 389						0	0	16	62	62	62	62	62	62	62
MRM G&A Costs	(ZARm)	79						0	0	1	4	4	4	4	4	4	4
SIB costs	(ZARm)	1 498						0	0	17	77	80	84	81	77	75	73
Contingency	(ZARm)	1 939						0	0	22	99	102	106	103	98	97	94
Capital Cost	(ZARm)	11 093	6	9	133	1 967	3 152	1 957	2 164	1 706	0	0	0	0	0	0	0
Exploration	(ZARm)	48	0	0	30	18	0	0	0	0	0	0	0	0	0	0	0
Pre Implementation	(ZARm)	257	0	3	47	80	41	40	40	7	0	0	0	0	0	0	0
Mining	(ZARm)	5 537	0	0	0	534	767	1 294	1 642	1 300	0	0	0	0	0	0	0
Surface Infrastructure	(ZARm)	839	5	5	31	306	277	123	60	31	0	0	0	0	0	0	0
Surface services, water, power, access	(ZARm)	202	0	0	8	64	22	39	43	25	0	0	0	0	0	0	0
Metallurgical Processing	(ZARm)	3 217	0	0	0	724	1 606	355	271	260	0	0	0	0	0	0	0
Closure Liability	(ZARm)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Contingency	(ZARm)	993	0	1	17	240	439	106	107	83	0	0	0	0	0	0	0
Cash Flow
Operating Profit	(ZARm)	52 660	0	0	0	0	0	1 207	2 538	3 112	2 173	2 000	2 406	2 475	2 236	2 596	2 501
Capital Expenditure	(ZARm)	11 093	6	9	133	1 967	3 152	1 957	2 164	1 706	0	0	0	0	0	0	0
MPRDA Royalty	(ZARm)	4 268	0	0	0	0	0	6	43	130	195	181	216	221	201	231	223
Change in working capital	(ZARm)	0	0	0	0	0	0	100	108	41	(84)	(13)	31	5	(18)	27	(7)
Taxable income	(ZARm)	37 300	(6)	(9)	(133)	(1 967)	(3 152)	(855)	224	1 235	2 061	1 832	2 159	2 248	2 053	2 337	2 285
Income tax payable	(ZARm)	10 379	0	0	0	0	0	0	0	0	0	0	324	629	575	654	640
After-tax Cash Flow	(ZARm)	26 921	(6)	(9)	(133)	(1 967)	(3 152)	(855)	224	1 235	2 061	1 832	1 835	1 619	1 478	1 683	1 645
Unit cost (cash cost)	(ZAR/t RoM)	1 534						26	67	622	1 774	1 665	1 588	1 672	1 649	1 592	1 602
	(ZAR/oz 4E payable)	15 807						275	792	6 995	19 375	17 807	16 800	16 380	16 774	15 591	15 660

Note: The totals include Revenue and Opex for 2051, as well as closure costs that continue to 2059, which are not shown.

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page 128

Table 18.5:      Real terms cash flow (2036 to 2050)

Item	Units	Totals/ Averages	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049	2050
Revenue
PGM (6E) Revenue	(ZARm)	92 526	4 381	4 400	4 276	4 488	4 250	4 402	4 384	3 959	2 732	2 293	2 097	2 044	1 399	4 381	4 400
Base Metal Revenue	(ZARm)	2 345	119	119	114	124	113	111	107	97	67	57	49	47	33	119	119
Net Revenue	(ZARm)	94 871	4 500	4 519	4 390	4 611	4 363	4 513	4 491	4 055	2 799	2 350	2 146	2 091	1 432	4 500	4 519
Operating Costs	(ZARm)	46 478	2 154	2 156	2 214	2 291	2 269	2 352	2 247	2 016	1 721	1 476	1 335	1 202	1 036	2 154	2 156
Mining	(ZARm)	17 600	798	796	863	906	916	940	835	684	588	430	344	303	287	798	796
Engineering	(ZARm)	3 223	149	150	143	147	149	182	182	168	152	139	121	69	69	149	150
Processing - concentrator & laboratory	(ZARm)	6 716	291	294	304	304	303	305	305	303	299	297	295	295	292	291	294
Processing – smelting & refining	(ZARm)	2 751	139	140	136	143	135	140	140	128	93	78	73	71	52	139	140
Processing - TSP	(ZARm)	858	42	41	41	42	41	44	45	41	33	28	24	24	19	42	41
Ore transport costs	(ZARm)	141	5	5	6	7	7	11	12	10	9	6	5	6	4	5	5
On-mine G&A costs	(ZARm)	3 728	174	174	174	174	174	174	174	174	174	171	168	135	85	174	174
SLP/Mining Charter III	(ZARm)	1 831	95	96	90	95	87	88	90	83	54	47	44	43	24	95	96
Environmental	(ZARm)	303	14	14	14	14	14	14	14	14	14	14	14	14	14	14	14
Closure liability	(ZARm)	156	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Corporate Overheads	(ZARm)	1 389	62	62	62	62	62	62	62	62	62	62	62	62	62	62	62
MRM G&A Costs	(ZARm)	79	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4
SIB costs	(ZARm)	1 498	67	67	71	74	74	78	72	63	57	47	41	37	35	67	67
Contingency	(ZARm)	1 939	89	89	92	95	95	98	93	83	74	64	58	51	46	89	89
Capital Cost	(ZARm)	11 093	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Exploration	(ZARm)	48	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Pre Implementation	(ZARm)	257	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Mining	(ZARm)	5 537	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Surface Infrastructure	(ZARm)	839	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Surface services, water, power, access	(ZARm)	202	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Metallurgical Processing	(ZARm)	3 217	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Closure Liability	(ZARm)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Contingency	(ZARm)	993	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Cash Flow
Operating Profit	(ZARm)	52 660	2 571	2 588	2 390	2 546	2 300	2 373	2 464	2 239	1 186	963	894	979	438	2 571	2 588
Capital Expenditure	(ZARm)	11 093	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
MPRDA Royalty	(ZARm)	4 268	225	226	213	226	206	212	219	199	109	89	82	89	42	225	226
Change in working capital	(ZARm)	0	(14)	1	(15)	12	(19)	6	7	(17)	(80)	(17)	(5)	7	(41)	(14)	1
Taxable income	(ZARm)	37 300	2 361	2 361	2 192	2 308	2 113	2 155	2 237	2 057	1 158	891	817	883	437	2 361	2 361
Income tax payable	(ZARm)	10 379	661	661	614	646	592	604	626	576	324	250	229	247	122	661	661
After-tax Cash Flow	(ZARm)	26 921	1 700	1 700	1 578	1 662	1 521	1 552	1 611	1 481	833	642	588	636	315	1 700	1 700
Unit cost (cash cost)	(ZAR/t RoM)	1 534	1 508	1 547	1 568	1 584	1 618	1 492	1 382	1 579	1 623	1 769	1 991	1 811	2 217	1 508	1 547
	(ZAR/oz 4E payable)	15 807	15 008	14 961	15 805	15 587	16 298	16 311	15 647	15 546	19 237	19 651	19 428	17 946	22 608	15 008	14 961

Note: The totals include Revenue and Opex for 2051, as well as closure costs that continue to 2059, which are not shown.

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page 129

During the period 2030 to 2040, the steady-state production averages 146 koz 4E per annum.

18.2.2	Economic viability measures

The Net Present Value (NPV) of the real terms post-tax cash flows in the Mphahlele TEM (Table 18.4 to Table 18.5) at a range of discount values and other financial indicators, based on the CRU (2021) prices and ZAR:USD exchange rate, are set out in Table 18.6. Similar results from the use of three-year trailing averages and spot values at 30 June 2021 are included in Table 18.6 for comparative purposes.

Table 18.6:     Key financial results from Mphahlele TEM Cash Flow

Item	Units	CRU (2021)	Alternative Price Decks (Section 15)
			Three-year trailing average	Spot (30/06/2021)
NPV
0%	(ZARm)	26 917	31 743	65 120
5%	(ZARm)	10 428	12 103	27 548
6%	(ZARm)	8 609	9 955	23 391
7%	(ZARm)	7 087	8 162	19 904
8%	(ZARm)	5 809	6 662	16 967
8.3%	(ZARm)	5 467	6 261	16 178
9%	(ZARm)	4 733	5 402	14 483
10%	(ZARm)	3 824	4 342	12 376
11%	(ZARm)	3 055	3 447	10 583
12%	(ZARm)	2 403	2 691	9 051
Other Financial Indicators
Operating margin	(%)	51%	54%	66%
IRR	(%)	18%	18%	30%
Total Capex	(ZARm)	11 093	11 060	11 127
SIB Capex (in Opex)	(ZARm)	1 498	1 498	1 498
Peak funding	(ZARm)	6 121	6 901	6 182
Payback period	(years)	10	10	8
Av. unit cost (incl. Royalty)	(ZAR/t milled)	1 534	1 560	1 692
(U/G – average 2032-2040)	(ZAR/6E oz)	15 807	16 076	17 442

18.3	Sensitivity analysis

[§229.601(b)(96)(iii)(B)(19)(ii) (iii)] [SR5.8(iv)]

The sensitivities of the NPV of the real post-tax TEM cash flows are evaluated as follows:

•	The variation in the real NPV at 8.3% (NPV8.3%) based on twin (6E basket price and exchange rate) sensitivities (Table 18.7);

•	The variation in real NPV8.3% based on twin (revenue and operating expenditure) sensitivities (Table 18.8); and

•	The variation in real NPV8.3% based on twin (capital and operating expenditure) sensitivities (Table 18.9).

Table 18.7:     TEM – variation in real NPV8.3% based on twin (4E basket price and exchange rate) sensitivities)

	6E Basket		LT 6E Price Sensitivity
NPV at 8.3%	Price (USD/oz)		1 521	1 611	1 700	1 789	1 879	1 968	2 058
All values in ZARm			-15%	-10%	-5%	0%	5%	10%	15%
LT ZAR:USD Exchange Rate Sensitivity	13.62	-10.0%	918	1 796	2 665	3 523	4 379	5 231	6 087
	14.37	-5.0%	1 770	2 688	3 593	4 496	5 396	6 301	7 208
	15.13	0.0%	2 616	3 568	4 519	5 467	6 420	7 374	8 332
	15.89	5.0%	3 448	4 447	5 442	6 443	7 445	8 452	9 462
	16.64	10.0%	4 281	5 322	6 370	7 420	8 475	9 534	10 595
	17.40	15.0%	5 108	6 202	7 300	8 402	9 509	10 618	11 722
	18.15	20.0%	5 938	7 085	8 232	9 387	10 545	11 698	12 850

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page 130

Table 18.8:     TEM – variation in real NPV8.3% based on twin (revenue and Opex) sensitivities

NPV at 8.3%	6E Basket Price	Revenue Sensitivity
All values in ZARm	(USD/oz)	1 521	1 611	1 700	1 789	1 879	1 968	2 058
		-15%	-10%	-5%	0%	5%	10%	15%
Opex Sensitivity	-15%	3 714	4 775	5 829	6 884	7 932	8 978	10 024
	-10%	3 238	4 302	5 357	6 411	7 462	8 508	9 554
	-5%	2 762	3 826	4 885	5 939	6 993	8 039	9 085
	0%	2 283	3 350	4 412	5 467	6 521	7 569	8 615
	5%	1 803	2 874	3 938	4 994	6 048	7 099	8 145
	10%	1 320	2 397	3 462	4 522	5 576	6 630	7 676
	15%	835	1 916	2 986	4 050	5 104	6 158	7 206

Table 18.9:     TEM – variation in real NPV8.3% based on twin (Capex and Opex) sensitivities

NPV at 8.3%		Capex Sensitivity
All values in ZARm		-15%	-10%	-5%	0%	5%	10%	15%
Opex Sensitivity	-15%	7 798	7 494	7 190	6 884	6 574	6 264	5 954
	-10%	7 329	7 024	6 720	6 411	6 101	5 791	5 482
	-5%	6 859	6 555	6 249	5 939	5 629	5 319	5 008
	0%	6 389	6 085	5 776	5 467	5 157	4 847	4 532
	5%	5 920	5 614	5 304	4 994	4 684	4 371	4 056
	10%	5 450	5 142	4 832	4 522	4 210	3 895	3 580
	15%	4 979	4 669	4 359	4 050	3 734	3 419	3 104

18.3.1	Discussion of results

Use of the CRU price deck (Table 15.2) yields a real-terms post-tax NPV8.3% of ZAR5.47bn, an operating margin of 51% and an IRR of 18%. Peak funding of ZAR6.12bn is projected with a payback of ten years. The average LoM steady-state underground operating costs are ZAR1 534/t RoM and ZAR15 807/oz 4E.

With the use of the three-year trailing average price and exchange rate values, a real-terms NPV8.3% of ZAR6.26bn, an IRR of 18% and an operating margin of 54% result. Peak funding of ZAR6.90bn would be required under this price/exchange rate scenario and the pay-back period is shown to be ten years. The average steady-state operating costs are largely unaffected by which price deck is used.

Table 18.7 shows that for a ±15% change in the 6E basket price based on the CRU price deck, the NPV8.3% varies between ZAR2.6bn and ZAR8.3bn. A change in the ZAR:USD exchange rate of -10% to +20% results in the NPV8.3% varying between ZAR3.5bn and ZAR9.4bn.

The twin-sensitivity tables show that the Mphahlele Project is most sensitive to changes in Revenue and least sensitive to changes in Capex.

18.4	Economic analysis in an initial assessment

[§229.601(b)(96)(iii)(B)(19)(iv)] [§229.1302(d)(4)(ii)]

The economic analysis of the Mphahlele Project has been done at an effective level of a pre-feasibility study as defined by SK1300, which is more advanced than an initial assessment.

The economic analysis of the Mphahlele Project is based on a detailed LoM plan which exploits Probable Mineral Reserves that are derived from Measured and Indicated Mineral Resources. Measured Mineral Resources are converted to Probable Mineral Reserves due to mining confidence. No Inferred Mineral Resources have been included in the LoM plan nor the cash flow analysis. SPM will only declare Proved Mineral Reserves for an underground operation when the required development to support a mining block has been established and the ore block has been sampled.

The TRS contains statements of a forward-looking nature. The achievability of the projections, LoM plans, budgets and forecast TEPs as included in the TRS is neither warranted nor guaranteed by SRK. The projections cannot be assured as they are based on economic assumptions, many of which are beyond the control of the Company or SRK.

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page 131

19	ADJACENT PROPERTIES

[§229.601(b)(96)(iii)(B)(20)] [SR1.3(i)]

The critical zone stratigraphy hosting the MR and UG2 Reef is developed in the BC Eastern Limb along strike from Mphahlele to the east and west, separated by major faults. The northeast corner of the Eastern Limb of the BC has been subdivided into two sectors separated by the Wonderkop and Dwarsrand faults and the Katkloof and Phosiri anticlines.

The Central Sector of the Eastern Limb, which lies well to the east of Mphahlele and around Atok Mine, encompasses that portion of the BC where the shallow-dipping northerly strike of the igneous stratigraphy turns into a northwesterly direction as dips becomes steeper.

The Western Sector of the Eastern Limb lies to the west of the Wonderkop fault. Here the Critical Zone trends east-west and typical dips increase to around 50° at Mphahlele on the Company’s lease, becoming near vertical further some 20 km further to the west.

As is shown in Figure 19.1, directly to the north east of Mphahlele is Sibanye-Stillwater’s Zondernaam Project, across the Wonderkop Fault. To the west are the combined Limpopo Project areas of Sibanye-Stillwater and JV Partners, which includes the Voorspoed, Dwaalkop and Doornvlei Project areas and the Baobab Mine, which is under care and maintenance. Further to the south east, uplifted around the Phosiri dome is the Lesego Platinum Project. Each of these projects has declared Mineral Resources. Both the Lesego Project and the Limpopo Project include Measured, Indicated and Inferred Mineral Resources, while Zondernaam includes only Inferred Mineral Resources.

29°25'0"E
29°30'0"E
29°35'0"E
29°40'0"E
29°45'0"E
29°50'0"E
24°15'0"S
24°20'0"S
24°25'0"S
24°30'0"S
N
Maseleseleng
Hwelesaneng
R37
Lebowakgomo
Unit A
Mphaaneng
Zondernaam
Lebowakgomo
Mphahlele
Baobab
Voorspoed
Dwaalkop
Doornvlei
Makweng
Lekurung
Lesego
Morotse
Mmamogwasa
Lenting
Tiekiedraai
Strydkraal
Ga-Molapo
0
2.5
5
10
Kilometres

MPHAHLELE PGM PROJECT Location map of properties adjacent to Mphahlele	Project No. 576060

Figure 19.1:    Location map of properties adjacent to Mphahlele

19.1	Public disclosure of adjacent property

[§229.601(b)(96)(iii)(B)(20)(i)]

The owners of the adjacent properties publicly disclose the estimated Mineral Resources (there are no estimated Mineral Reserves at present) in an Annual Report disclosure, in the case of Sibanye-Stillwater (Sibanye-Stillwater (2020)) and in the company information in their web site in the case of the Lesego Platinum Project (Lesego Platinum (2017)). SRK has independently audited the Sibanye-Stillwater assets Mineral Resources for Sibanye-Stillwater and undertook the Mineral Resource estimation for the Lesego Platinum Project.

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page 132

19.2	Source of information

[§229.601(b)(96)(iii)(B)(20)(ii)]

The Limpopo and Zondernaam Project information is sourced from the Sibanye-Stillwater 2020 Mineral Resource and Mineral Reserve Report, which is publicly available on the Sibanye-Stillwater website.

The Lesego Project information is sourced from the Lesego Platinum web site, and from the Investor Presentation available for download from the web site.

19.3	Non-verified information

[§229.601(b)(96)(iii)(B)(20)(iii)]

The information contained in an Annual report for Sibanye-Stillwater is prepared by or under the supervision of Competent Persons as defined by the SAMREC Code (2016 Edition). These Competent Persons are industry professionals with more than five years’ of relevant experience in the type of mineralization and type of activity, and thereby satisfy the requirements of Qualified Persons in terms of SK1300.

The Annual Report includes a statement by the Competent Persons that they “consent to the inclusion in this report of the information in the form and context in which it appears”. As such, they take responsibility for the correctness of the disclosure and would be subject to disciplinary action from their Recognized Professional Organization in the event of material misinformation or errors.

The information contained in the Investor Presentation is prepared by or under the supervision of the directors of the company, who have a fiduciary responsibility to the shareholders. SRK geologists have acted as the independent Competent Person for all the Mineral Resources reported for the adjacent properties and are satisfied they can place reliance on the content of these reports.

19.4	Adjacent property information

[§229.601(b)(96)(iii)(B)(20)(iv)]

19.4.1	Limpopo Project

The Limpopo project is located on the northern sector of the Eastern Limb of the BC in the Limpopo Province, approximately 50 km south of the city of Polokwane. The area is situated about 1 230 m above sea level, and features a semi-arid, mild climate with average temperatures reaching around 21 – 22°C in January, falling to 11°C in July. The project area is characterized by open savannah with scattered tree cover.

The larger project area consists of three contiguous mineral titles areas, Voorspoed, Dwaalkop and Doornvlei, centred around the Baobab operation situated on the Voorspoed Mining Right.

The Baobab operation has the full surface and underground infrastructure to support the designed mining rate of 90 ktpm. It has a vertical shaft to a depth of 450 m and capacity of 90 000 tpm ore. Furthermore, it has an attached 90 000 tpm concentrator. Concentrate has been historically processed at Sibanye-Stillwater’s (formerly Lonmin’s) smelting and refining operations. The Limpopo Baobab operation was a producing operation that reached a maximum extraction rate of 75 000 tpm, before being placed on care and maintenance in early 2009. The mining methods applied when the operation started were conventional down-dip stoping, conventional apparent dip raise, long-hole stoping and mechanized, long-hole stoping. The concentrator plant is currently being leased to Anglo American Platinum.

There are no mining development activities on the balance of the properties as yet. The Mineral Resources are summarized in Table 19.1 (Sibanye-Stillwater 2020).

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page 133

Table 19.1:    Mineral Resource statement for Sibanye-Stillwater’s Limpopo Project at 31 December 2020

Classification	Underground	Tonnes (Mt)	Grade (g/t)	4E PGM (Moz)
MR
Measured	Baobab Shaft	1.0	3.9	0.127
Indicated	Baobab Shaft	5.1	3.9	0.642
	Baobab East	0.6	4.0	0.074
	Dwaalkop JV	19.8	2.9	1.839
	Doornvlei	7.6	3.7	0.919
Inferred	Baobab Shaft	12.0	4.0	1.531
	Baobab East	2.5	3.9	0.310
	Dwaalkop JV	14.7	3.1	1.463
	Doornvlei	10.8	3.9	1.366
Total		74.1	3.47	8.3
UG2 Reef
Measured	Baobab Shaft	1.1	4.4	0.153
Indicated	Baobab Shaft	13.2	4.0	1.718
	Baobab East	1.0	4.1	0.135
	Dwaalkop JV	18.9	4.4	2.647
	Doornvlei	28.8	4.6	4.263
Inferred	Baobab Shaft	21.0	3.8	2.553
	Baobab East	3.6	4.1	0.468
	Dwaalkop JV	15.1	4.3	2.118
	Doornvlei	22.5	4.9	3.539
Total		125.2	4.37	17.6
Measured		2.1	4.2	0.280
Indicated		95.1	4.0	12.238
Inferred		102.3	4.1	13.349
Total Underground		199.5	4.03	25.9

19.4.2	Zondernaam Project

The Zondernaam project is an early-stage exploration project situated along the east-west trending, northern part of the Eastern Limb of the BC. It is located about 35 km east of Lebowakgomo, Limpopo Province and comprises seven contiguous farms to the north of the Phosiri dome and to the west of the Bokoni platinum operation.

Sibanye-Stillwater indicates that due to the depth of the mineralization (in excess of 1 500 m), the project is not currently being considered for advancement or development. To date, seven exploration holes have been drilled and confirm the presence of both the UG2 and MR.

The grades encountered on the UG2 (6.4 g/t 4E), over widths of between 0.8 m and 1.65 m support the reasonable prospect for eventual economic extraction. The depth is also comparable to new shafts sunk at Impala Platinum and Lonmin (K4) and warrants the continued reporting as a Mineral Resource. The Mineral Resources are summarized in Table 19.2 (Sibanye-Stillwater, 2020).

Table 19.2:     Mineral Resource statement for Sibanye-Stillwater’s Zondernaam Project at 31 December 2020

Reef	Classification	Tonnage	Grade		Attributable to Sibanye-Stillwater
		Mt	4E (g/t)	4E (Moz)	Mt	4E (Moz)
MR	Inferred	58.2	5.12	9.6	43.1	7.1
UG2	Inferred	46.4	7.98	11.9	34.4	8.8
Total		104.6	6.39	21.5	77.4	15.9

19.4.3	Lesego Platinum Project

The Lesego Platinum Project is located approximately 300 km northeast of Johannesburg in the Limpopo Province of South Africa. Access to the project site is via existing highways and mostly tarred roads. Electricity and water for the development and operation is readily accessible.

The Lesego deposit is a shallow, high grade resource of some 50 Moz at an average 4E grade of over 5.5 g/t. The Lesego Platinum Project is currently being assessed through a Feasibility Study with a Phase 1 aiming to extract the shallow sub-vertical portion of the orebody, with later phases to access the deeper portions of the orebody, which flattens to a shallow dip below a depth of approximately 1 200 m. The Mineral Resources are summarized in Table 19.3 (Lesego, 2017).

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page 134

Table 19.3:     Mineral Resource statement for the Lesego Platinum Project at August 2018

Reef	Category	Quantity	PGM Grade	Contained PGMs	Cu Grade (%)	Ni Grade (%)	Contained	Contained
							Cu	Ni
		(Mt)	(4E g/t)	(4E Moz)[4]			(kt)	(kt)
MR	Measured	9.29	4.91	1.47	0.11	0.25	10.5	23.1
	Indicated	54.21	5.46	9.52	0.12	0.25	65.8	135.6
	Subtotal (M&I)	63.50	5.38	10.98	0.12	0.25	76.3	158.7
	Inferred	35.40	5.38	6.12	0.12	0.25	42.1	86.8
UG2	Measured	31.10	4.60	4.60	0.05	0.16	15.0	48.8
	Indicated	74.64	5.61	13.47	0.05	0.16	40.3	122.3
	Subtotal (M&I)	105.75	5.31	18.07	0.05	0.16	55.3	171.1
	Inferred	75.15	5.98	14.46	0.06	0.17	43.9	130.3
Total	Total Measured	40.39	4.67	6.07	0.06	0.18	25.5	71.8
	Total Indicated	128.85	5.55	22.99	0.08	0.20	106.1	257.9
	Total (M & I)	169.24	5.34	29.06	0.08	0.19	131.6	329.8
	Total Inferred	110.55	5.79	20.58	0.08	0.20	86.0	217.0
Total (M&I&I)		279.79	5.52	49.63	0.08	0.20	217.6	546.8

Note:     M&I – Measured and Indicated

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Effective Date: 30 June 2021

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20	OTHER RELEVANT DATA AND INFORMATION

[§229.601(b)(96)(iii)(B)(21)] [SR8.1(i)]

20.1	Project implementation

20.1.1	Key project objectives

The key project objective is to complete the construction and commissioning of the new underground mine and associated infrastructure for the Project and commence production according to the implementation programme envisaged in this chapter. Particular attention will be paid to achieving:

•	Minimum capital costs;

•	Minimum time and cost overruns;

•	Minimum operational costs;

•	Maximum productivity;

•	Minimum environmental impact;

•	Best possible safety; and

•	Maximum local employment opportunities.

20.1.2	Execution methodology

Execution philosophy

The execution philosophy considers the best-fit for the Project and for SPM as an organization. This has required that the following be considered:

•	The trends, successes and failures of various execution strategies globally and in South Africa;

•	Selecting service providers and suppliers who share SPM’s vision;

•	SPM will work with all stakeholders such as national, regional and local government, communities; organized labour, investors and shareholders, to ensure that the Project creates sustainable value; and

•	Specifically, SPM will engage with the DMRE’s Mining Inspectors regarding the designs and mining philosophies planned for the Project. This interaction will ensure that the Inspectorate is fully on board with the Project and any technical or safety issues raised can be dealt with prior to construction and mining activities starting.

Project structure

The Project Owner’s Team aims to carry out all activities required to minimise cash flow and restrict long-term binding commitments until the Project is fully funded and approved for construction. These activities will be office based and therefore low cost, such as detailed design and procurement on firm items that are needed for the initial stages of the construction phase up to the appointment of the EPCM contractor, as currently envisaged.

Once the Project has been approved by the SPM Board to progress into execution, the following Project structure is envisaged, the details of which will be finalized before project implementation commences:

•	The SPM Chief Operating Officer (COO) would have ultimate authority for the Project working with a small corporate executive team;

•	Staff members in the corporate team would ensure that all required permits, land ownership and licences are in place for the construction and operational phase of the Project;

•	A SPM Project Manager would be appointed with control of the day-to-day running of the Project and would report to the COO. The Project Manager would be supported by a Project Owner’s Team consisting of various technical personnel, either as in-house personnel or external consultants;

•	An EPCM contractor would be appointed to report to the Project Manager and the Project Owner’s Team, to carry out detailed design, preparation and negotiation of the individual contracts with the various sub-contractors and supervise the construction of the Project. The EPCM contractor would also manage the commissioning of the various Project work packages. The Project would be sub-divided into work packages that can be ring-fenced and managed with specific focus;

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•	Selected sub-contractors would be managed by the EPCM contractor. These contractors would include specialist earthworks, civils, electrical, steel fabrication and piping companies working across the various work packages; and

•	A quantity survey company independent from the EPCM contractor and reporting to the SPM Project Manager and the Project Owner’s Team would be appointed to assist with updating BOQs and enquiry documents and certifying payment certificates from the various sub-contractors, amongst other activities.

The EPCM contractor

The preliminary execution methodology has been structured on an Owner’s Team and EPCM basis. The Project will be executed such that the EPCM contractor takes overall responsibility for project and construction management, contract administration, procurement, cost control, planning, site management, SHEQ, site supervision and reporting, with the monitoring, review and decision functions provided by the Owner’s Team. The majority of the EPCM team will be site based with design engineers and drafting office staff located at the Contractor’s head office.

The permitting activities, design, engineering, specification, expediting, procurement input and quality control input will be performed by specialist consultants recommended by the owner.

20.1.3	Safety, Health and Environment and Quality (SHEQ)

The project will be executed within the Company’s existing SHEQ guidelines, which would be developed and adapted by the Project Manager in conjunction with the existing management to suit the underground operations, so that the guidelines align across the company.

20.1.4	Organization and staffing

SPM envisages that the project organization will consist of an SPM-appointed Project Manager and support team. The Project Manager will be responsible for the implementation of the Project and for achieving the project objectives.

A preliminary organization chart is shown in Figure 20.1. This will be adjusted and finalized during the Optimization Value Engineering Phase prior to EPCM contract finalization.

MPHAHLELE PGM PROJECT Preliminary organization chart	Project No. 576060

Figure 20.1:     Preliminary organization chart

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The Project Manager’s support team will be made up of the respective parties as per the Project Team Organization Chart. This team will be based at the project site offices, initially at PPM and subsequently at the mine. The exception will be the engineering/design consultants who will function from their own premises where they will perform their required project functions and interface with the rest of the team for co-ordination and project review.

The envisaged structure for the Project Team is as follows:

•	Project Manager – Responsible for the entire Project and reporting to SPM Management. The Project Manager will be responsible for the project management, the procurement, quality management, construction and commissioning interfaces/inputs as well as the Engineering and Design Consultants. His duties will include the project management related to the cost, time, quality, resource, risk, communication and administration management to ensure that all work is completed safely on time, within budget and to prescribed Engineering Standards, Quality Standards and Codes of Practice;

•	Project Engineer – Responsible for the engineering and design effort performed by the Engineering and Design Consultants. His duties will include monitoring of deliverables, schedule, project cost control and co-ordination of design reviews with the team and SPM. He will also ensure that the project procedures and the best engineering principles, statutory regulations, statutory acts, codes of practice, industry norms, specifications and procedures applicable are utilized;

•	Project Planner – The project Planner will be responsible for generating and maintaining the overall Project Plan in accordance with the set guidelines. Responsible directly to the Project Manager, the Project Planner will obtain, review and incorporate the various disciplines’ planning information into the overall plan and provide the Project Team with weekly updates on progress. The Project Planner will also be responsible for the review of tender programmes submitted by suppliers and contractors at tender stage, and monitoring and reporting thereon;

•	Project Accounting/Cost Control Team – Responsible for the operation of the complete cost control system and the cost reporting for the Project. This will include the cost control of all areas, by consolidating the respective information provided by the various Project Team disciplines/ sectors and other Contractors/Consultants. The management of all cost control information will occur using the SPM financial system. Costs will be controlled in the currency of the orders. Reporting will be summarized in ZAR with separate detailed reports being available in each currency.

•	Construction Manager – Responsible for the construction function of the project, reporting directly to the Project Manager. The Construction Manager will be directly responsible for site safety, health, environmental and quality issues. The Construction Manager is responsible for the administration and management of the site construction efforts. He will be assisted by the discipline supervision team. The Construction Manager will support the Project Manager in performing co-ordination and technical management functions associated with the fabricators and construction contractors. The Construction Manager will engage the services of an underground surveyor who will be responsible for maintaining the underground plans and issuing development and stoping survey instructions;

•	Project Quantity Surveyor (QS) – Responsible for the Project Contracts Administration and QS services and reporting to the Project Manager. The responsibilities of the project QS will include:

o	Input into the enquiry documentation, BOQs, re-measurement and monthly certification and preliminary assessment, and cost control of all re-measurable contracts. These include the bulk earthworks, the civil contract, the structural steel, mechanical, platework, piping fabrication and erection contracts and the electrical and instrumentation installation contracts.

o	Compilation of monthly financial and cost related forecast data reports in a format to be agreed. The monthly cost reports will be subject to detailed review by other disciplines.

o	Perform the required contract administration of the contracts between SPM and the respective Engineering Contractors/Consultants as well as any of the fabrication and/ or construction contracts. The contract administration will include approving milestone progress certificates, evaluation of the cost control of Engineering Contractors/ Consultants contracts/ packages, including the verification of change orders submitted by the Engineering Contractors/ Consultants, checking progress measurement on site and finalising final accounts of all contracts.

•	Project QA/QC and Expediting – As detailed in the Project Organization Chart, during the manufacture and fabrication stage, this function will be the responsibility of the consultants. The Consultants’ Project QA/QC managers will be responsible for the setting up of the Project Quality Control Plan in consultation with the Company. The Quality Control Plan will be structured to cover the required activities for the inspection, release and expediting. Construction QA/QC will be the responsibility of the construction team.

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20.1.5	Implementation schedule

The implementation schedule compiled for the project includes the pre-implementation requirements, design, engineering, and construction of the Mphahlele Mine and associated surface and underground plant and infrastructure facilities. The scheduled activities are per the 2020 FS adjusted for the delayed start of the project. Preliminary target dates for the implementation of the Project are shown in Table 20.1 and shown graphically in Figure 20.2.

The confidence in the accuracy of the schedule dates is not to the level required to implement the project. These schedules were determined as part of a study that is considered to be at pre-feasibility level due to incomplete information or omissions that are described earlier in this report (Section 1.1). The durations of the various activities are reasonable for a project of this nature. Since there is some uncertainty around the project start date, the timeline and implementation dates are shown as months from when the project implementation phase commences.

Table 20.1:    Preliminary target implementation dates

Phase	Start Date	Completion Date	Item
Pre-implementation	Jul-23	Sep-24	Optimization Engineering Study
	Jul-23	Dec-23	Water Supply – Wellfields Monitoring
	Jul-23	Feb-28	EPCM Design and Implementation
	Oct-23	Jul-24	Operational Readiness Study
	Jul-23	Oct-23	Exploration Technical Drilling
	Jan-24	Sep-24	Implementation Study
	Apr-22	Oct-23	EIA and Process Studies
	Nov-23	Apr-24	Exploration Resource Drilling
Construction and Ramp-up	Jan-24	Jul-24	Portal A Boxcut Construction (Excavation, support, and equipping)
	Jul-24	Aug-39	Block A Main Decline Sinking
	Jan-26	Jul-26	Portal B Boxcut Construction (Excavation, support and equipping)
	Jul-26	Feb-41	Block B Main Decline Sinking
	Feb-24	Jan-26	Concentrator Construction and Commissioning
	Aug-24	Jan-26	Tailings Storage Facility Construction
	Nov-24		First UG2 ore from Block A
	Feb-26		First Rados output
	Feb-26		First Concentrate from Concentrator
	Jul-26		First UG2 ore from Block B
	Sep-28		Steady State ore production achieved

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

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MPHAHLELE PGM PROJECT Preliminary project schedule	Project No. 576060

Figure 20.2:    Preliminary project schedule

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Effective Date: 30 June 2021

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20.2	Occupational Health and Safety

As this is presently at pre-project implementation stage, there are no safety performance records.

SRK expects that the health and safety management plan for the Mphahlele Project will be identical to the one in operation at SPM’s West Pit operations at its PPM Mine discussed in a separate TRS.

20.3	Risk assessment

[SR5.7(i)]

20.3.1	Introduction

The following section presents a risk and opportunity assessment for the Mphahlele Project and is generally limited to a qualitative assessment only, so no direct financial impact is considered.

It is possible that many of the identified risks and/or opportunities will have an impact on the cash flows for the Mphahlele Project. SRK has provided sensitivity tables for simultaneous (twin) parameters, which cover the anticipated range of accuracy in respect of commodity prices, operating expenditures and capital expenditures. SRK is of the view that the general risks and opportunities are adequately covered by these sensitivity tables, as these address fluctuations in operating expenditure and commodity prices.

In addition to those identified above, the Mphahlele Project is subject to specific risks and opportunities, which independently may not have a material impact but in combination may do so.

The risk profiles contain several indicators that will be useful to guide the stakeholders as to the appropriate actions that need to be taken in any action plan.

20.3.2	Development of Understanding of Risk Profile

The Company has consistently worked to identify potential risks and understand their impact during the development of the project components. Risk assessments of the Mphahlele Project were carried out in 2009, 2019 and 2020.

20.3.3	Risk Assessment Approach

The risk assessment followed a ‘likelihood and consequence’ approach, where:

•	Likelihood is considered a qualitative measure of the chance of a risk occurring; and the relevant descriptions are provided in Table 20.2.

•	Consequence was considered in terms of the degree or magnitude of consequences/impacts that are associated with the risk; and the relevant descriptions are shown in Table 20.3.

The correlation of likelihood and consequence produces a risk rating through the combination of Table 20.2 and Table 20.3 to produce the risk rating matrix shown in Table 20.4. The matrix indicates the significance of each risk the project is faced with.

•	Using the risk rating matrix, the first pass produced the inherent risk rating (i.e., the risk considered without any mitigation). The resultant ratings of risks as ‘very low’, ‘low’, ‘tolerable’, ‘high’ or ‘very high’ were then considered in context of the Company’s risk appetite and tolerance;

o	Risks that produced ‘very low’, ‘low’ and ‘tolerable’ ratings did not undergo further rigorous evaluation given that their inherent rating was acceptable to the risk appetite of the Company;

o	Prioritization was made of those risks with highest exposures (i.e., ‘high’ and ‘very high’ risk ratings) by identifying potential mitigatory actions. The mitigation aimed to reduce the likelihood, reduce the consequence, or reduce both the likelihood and consequence in order lower the risk rating;

•	The second pass produced the residual risk rating (i.e., the risk considered with mitigation); and

•	It is noted that classification of a risk as ‘very high’ or ‘high’ does not necessarily constitute a scenario which leads to project failure.

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Table 20.2:    Likelihood of events occurring

Description	Chance	Frequency	Probability
Rare	May occur only in exceptional circumstances	Has occurred or can reasonably be considered to occur once in 30-50 years	10% (0% - 20%)
Unlikely	Could occur at some time	Has occurred or can reasonably be considered to occur once in 10-30 years	30% (21% - 40%)
Possible	Might occur at some time	Has occurred or can reasonably be considered to occur once in 1 - 10 years	50% (41% - 60%)
Likely	Will probably occur in most cases	Has occurred or can reasonably be considered to occur once in 6 months - 1 year	70% (61% - 80%)
Almost certain	Is expected to occur in most circumstances	Has occurred or can reasonably be considered to occur once in 6 months or less	90% (81% - 100%)

Table 20.3:    Severity/Consequences of the risk

Rating	Financial / Economic	Operational / Business Interruption	Health and safety	Skills	Natural environment	Social	Corporate Image / Reputation	Legal
Minor	1% of Net Asset Value 70% - 1%)	2.5% of project schedule overrun	Medical treatment case, dressing station, no impairment	5% unavailability of critical skills	Natural processes are affected but with impacts being reversible immediately	Issue of no political and community concern	Issue of no public concern	Low-level legal issue
Moderate	10% of Net Asset Value (1% - 20%)	5% of project schedule overrun	Reversible impairment or Lost Time Injury	10% unavailability of critical skills	Natural processes are affected, but continued in a modified way with impacts being reversible within lifetime of operation	Local concern consisting of repeated complaints	Local press interest and Local political concerns	Non-compliance and breach of regulations
Major	30% of Net Asset Value (20% - 40%)	10% of project schedule overrun	Lost Time Injury - Reportable	30% unavailability of critical skills	Natural processes are notably altered but continued in a modified way with impacts being reversible within lifetime of operation.	Declared Provincial Concerns and serious inflow of community complaints.	Limited damage to reputation Extended local press interest/ Provincial press interest	Breach of regulation. Investigation or report to authority with prosecution and/or moderate fine possible.
Severe	50% of Net Asset Value (40% - 70%)	20% of project schedule overrun	Single fatality Multiple Injuries Permanent Disability	50% unavailability of critical skills	Natural processes are disrupted for the duration of the activity but resume functioning after the operation has been terminated.	Loss of credibility and confidence. Criticism by National Government	National press coverage. Independent External Enquiry	Breach of regulation. Severe litigation.
Catastrophic	>70% of Net Asset Value (70% - 100%)	.>30% of project schedule overrun	Multiple fatalities or health impact of similar nature affecting multiple persons	>70% unavailability of critical skills	Natural processes are permanently disrupted to the extent that these processes could permanently cease.	Widespread social riots & work blockages, Declared National Political Concerns and Investigations.	Declared National political concerns, International and Local Media Coverage.	Prosecution and fines. Litigation including class actions.

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

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Table 20.4:    Risk ratings

Likelihood
		Rare	Unlikely	Possible	Likely	Almost Certain
Consequence	Catastrophic	Tolerable	High	High	Very High	Very High
	Severe	Tolerable	Tolerable	High	High	Very High
	Major	Low	Tolerable	Tolerable	High	High
	Moderate	Low	Low	Tolerable	Tolerable	High
	Minor	Very Low	Low	Low	Tolerable	Tolerable

20.3.4	Description of Specific Risk Elements

Specific risk elements are described in the sub-sections below.

Geological risk

Potential risks associated with geology and the general understanding of the orebodies relate to:

•	Head grade lower than declared reserve grade;

•	Effect of geological structure on the underground operations is underestimated, resulting in:

o	Geological loss is understated;

o	Smaller mining units become sub-economic;

o	Reduced productivity;

o	Increased dilution; and

o	More complicated ventilation districts.

Mineral Resource estimation risk

The Mineral Resource estimate for the Mphahlele Project has gone through several iterations of review during the past two to three years.

In general, SRK is satisfied with the veracity and acceptability of the estimation process and the classification criteria.

Accordingly, the risk that the Mineral Resource estimates are materially wrong is seen to be ‘Low’.

Mineral Reserve estimation risk

Only Measured and Indicated Mineral Resources are exploited by the mine plan. No Inferred Resources are included in the production schedule.

The mine layouts based on the geotechnical design criteria in Table 11.2 are subject to certain precautions:

•	Sill pillar sizes should be reviewed for the deeper sections of the mine to ensure stability can be maintained;

•	Abutment effects, resulting from unmined ground and bracket pillars, are not accounted for in the current design and could result in some optimization. This will however require confirmation during future studies; and

•	A numerical analysis should be included in subsequent studies to validate the design criteria.

Non-adherence to the geotechnical restrictions on pillar extraction poses a risk which is considered to be Tolerable.

Capital risk

The capital requirements for the project have been developed from priced BOQs and first principles, with quotations for all equipment and reviewed, benchmarked rates for rate-based costs. The capital estimate was based on an effective date of 30 June 2020, and these costs were re-priced and/or escalated to 30 June 2021 to correspond with the effective date of this Report.

The Capex for the Mphahlele Project has been assessed to be at a pre-feasibility level of confidence, viz ±25%. Overall project contingency is shown to be 9.83%.

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The concentrator was estimated at a less rigorous level of detail, being developed from an escalated 80 ktpm model. The costs have been developed by an experienced reputable concentrator constructor and a contingency of 15% has been applied. The risk that these costs are materially wrong is seen to be low.

Social risks

Several ‘Very High’ inherent risks occurring within the social environment were identified for components of the Mphahlele Project. These risks are based on the current mine designs and SPM’s envisaged standard operating procedures and fall into three broad categories:

•	Disruption of the project due to power struggle within project communities

There are several traditional authorities in the project areas, many of which have not been officially recognized since the beginning of the project. This may potentially be a source of conflict, particularly if leaders of some villages are seen to be more favoured than others.

The fact that many low-skilled jobs will be filled by people coming from adjacent communities means that the escalation of tensions between rival communities would disrupt production schedules and targets.

SPM needs to ensure that interaction meetings are organized regularly with all relevant traditional authorities, unions and other stakeholders. Continued communication, expectation management and effective sectoral management, were identified by SPM as suitable control mechanisms.

•	High level of community expectations

There are several mining companies operating in or near to the project area, but the perception exists amongst community members that not enough is being done to improve people’s livelihood as per the recommendations in the Mining Charter III and published/approved SLPs. This may lead to protests in the communities.

To prevent this, SPM should seek to conduct a detailed stakeholder analysis as part of updating its Stakeholder Engagement Strategy, and continuously engage with sectoral stakeholders with the view to managing community expectations. Continued proactive lobbying with the DMRE supported by the conducting of feasibility studies for LED projects should be undertaken.

•	Loss of social licence to operate

The loss of social licence to operate is likely to occur if adjacent communities’ levels of expectation remain high with regards employment opportunities and socio-economic development, and if they do not realize these benefits from the mine.

As before, SPM should seek to continuously engage with adjacent communities and their leaders, to examine ways of building capacity within the communities and opportunities for local procurement of goods and services.

Human resources risks

Two inherently ‘High’ risks in the human resources area were shown to relate to:

•	Escalating wage demands above inflation not linked to productivity

Labour unions in South Africa have asserted themselves during the past few years, regularly demanding wage increases and calling for strikes and pickets when wage negotiations end in deadlock.

Of greater concern are wage increases that exceed productivity improvements.

Water management risks

There were several inherently ‘High’ risks for the Mphahlele Project which relate to water supply and management.

•	Impact on local boreholes

Previous environmental reports show that adjacent communities make use of boreholes to obtain water for drinking, cooking and washing. Seepage from the TSF is likely to reduce the quality of the potable water, the consequences of which may include increased public pressure from Non-Governmental Organizations (NGOs) and civil society organizations.

•	Water supply security for Mphahlele:

The Mphahlele Project is located in a water-stressed area, and security of supply of water to the mine from the Lebalelo Water Scheme is a risk.

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Effective Date: 30 June 2021

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Environmental risks

•	Increased environmental constraints

Mining inherently damages the environment, the severity of which is dependent on the type of material mined and the mining method used. Possible impacts may include:

o	Pollution of ground and surface water;

o	Loss of biodiversity;

o	Increased dust; and

o	Siting of mine infrastructure in sensitive areas within context of a proposed Heritage Corridor Park.

These risks may be mitigated by implementing a combination of controls, including:

o	Continued implementation of the Biodiversity Action Plan (BAP) that contains measures to mitigate damage to the biophysical environment. The BAP is currently being updated;

o	Continued dust monitoring of buckets around PPM are currently in place. Ensure that the monitoring data continues to be recorded and analysed by the mine, and the dust monitoring reports are submitted to the DMRE annually;

o	Carefully consider the siting of mine infrastructure to mitigate and minimize the likelihood of negative responses and opposition from conservation interest groups. The specific commitments as per the EMPs and amendments on slopes and angles to coincide with planning of the Heritage Corridor, involvement of landscape architects in development of plans and compliance to biodiversity commitments also need to be attended to. As required in terms of the approved original EMPr, PPM should ensure that all current updated designs are included in an EMP amendment and approved;

o	Ensure that all environmental, water, waste and air quality authorizations, licences and permits for the respective assets/ properties are in place prior to commencing construction activities; and

o	Increased compliance with the EMP commitments.

•	Increased environmental complaints

There is a risk that environmental complaints could increase from surrounding stakeholders in the area, and other environmental pressure groups.

Mining risk

•	Mining method

The original design included two reef drives per block to accommodate drilling up holes only. For the 2020 FS, only a single reef drive is provided which requires drilling up and down holes. Accurate drilling is of major importance to minimize dilution.

Drill hole lengths were limited to approximately 15 m to minimize hole deviation.

•	Airborne pollutants: Diesel emissions

On 12 June 2012, the WHO classified diesel exhaust emissions as a Class 1 carcinogen (cancer forming).

Mitigation measures include changing from Tier 2 engines to the latest low emission Tier 4 engines, install improved exhaust catalyst converter systems and increasing ventilation at the points of use.

Commodity price risk

The commodity price for PGMs is largely linked to the state of the economy in the developed countries (North America, European Union and Far East – Japan and China), with particular reference to the manufacture of autocatalytic converters for new cars. Many market commentators remain bullish regarding the commodity super cycle, yet the economies of the developed countries continue to disappoint in terms of improved growth.

There is a risk that the metal price projections of Table 15.2 may not materialize, which would impact negatively on SPM’s ability to fund the implementation of the Mphahlele Project.

Foreign exchange and CPI risk

The CPI rate in South Africa is affected by the relationship between exchange rates and the differential in inflation between the respective currencies of its major trading partners. As the prices for PGMs and base metals derived from the Mphahlele Project are given in USD, it is South Africa’s relationship with the USA that has the greatest impact on revenue flows. This is complicated by the balance of payments and deficit on the current account with respect to trade between South Africa and its main trading partners.

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Economic performance risk

The concentrate treatment agreements with Impala Refining Services (IRS) are of three years duration but can be renewed by mutual agreement. Both agreements refer to the volumes of concentrate that can be processed per year. If these volumes increase due to additional production by SPM mines, there is a risk that IRS will not be able to process the concentrate that is surplus to the volumes given in the agreements.

SPM believes that securing treatment capacity for the surplus concentrate does not pose a risk.

Metallurgical processing risk

Potential risks associated with metallurgical processing relate to:

•	The forecasted recoveries are overstated and do not take cognisance of the variability in the mineralogy of the ore; and

•	Rados does not meet design specifications.

Power supply reliability and power cost risk

Eskom, the South African power supply authority, introduced periods of load shedding from 2019 to 2021, mainly due to Eskom generation plant breakdowns due to poor maintenance and some nearing the end of their design life. The generation fleet remains unstable and load shedding is expected to continue for up to two years. High power consumers such as the mines are generally required to have load curtailment agreements with Eskom, whereby Eskom will ask the mines to reduce their loads during periods of load shedding. The lack of continuous power supply reliability has resulted in production losses at most of the mines, due to load curtailment.

Eskom’s power costs have increased by more than 350% since 2010, considered to be one of the main contributing factors to mines’ increased operating costs. The National Energy Regulator of South Africa (NERSA) approved an Eskom electricity increase of 15.63% with effect from 1 April 2021. This came on the back of a 9.8% increase in 2020 which included the first ZAR23bn recoupment of an additional ZAR69bn that Eskom was allowed to claw back.

Currently, the position of the Eskom substation is remote from the Mphahlele operations with the concomitant risk of cable theft and/or sabotage. It was recommended that the Company engage with Eskom to request that the substation be moved south of the chromitite traces.

Cost of production risk

The budgeted costs for the Mphahlele underground project are based on engineering studies. While these have been developed largely from first principles using recognized productivity indices, factors and some quotes, and have been escalated to June 2021 terms, they have not been confirmed in practice.

There is therefore a risk that the underground mining costs for these projects may be higher than forecast.

Artisanal chromite mining and proximity of operations

Artisanal chromite mining has taken place adjacent to the project area. The risks associated with the artisanal operations include:

•	Potential project changes required, for example the concentrator and the TSF were moved away from their original position per the 2008 FS to be located away from any potential artisanal mining along the chromitite reefs north of the UG2);

•	The cumulative environmental and social impacts (noise, air, blast damage, community safety [vehicle-pedestrian interaction], flyrock [striking a person, rather than a built structure]) caused by two mining operations co-existing adjacent to each other will require focussed mitigation to manage potential for increased community complaints and/or future claims; and

•	The operational controls for the adjacent mining operations need to be carefully aligned, for example, blasting times and re-entry (due to dust etc.).

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

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20.3.5	Potential economic impact of COVID-19

The COVID-19 pandemic has led to significant volatility and uncertainty in the global economy. The potential impact of the evolving COVID-19 situation on consumers, supply chains, commercial agreements, geopolitical outcomes and future decisions that the Company may have to make means that the financial forecasts may differ materially from those set out in this report.

The potential economic impact of the COVID-19 pandemic may manifest in many ways, for example: a slowdown in the global economy; unknown effect on the ZAR exchange rate against the major currencies; unknown effect on the metal prices; unknown effect on Capital costs; unknown effect on the demand of PGMs; and/or unknown effect on working costs.

There may also be practical outcomes required of social distancing, for example designs of buildings, offices and change houses to provide more space (and requiring increased capital cost); the transportation time of shift workers in and out of the mine; and numbers of personnel required to cater for extra shift rotation and/or isolation of infected employees

20.3.6	Risk assessment results

The results of the risk assessment as considered applicable to the Mphahlele Project are summarized in Table 20.5.

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Table 20.5:    Assets Risk Assessment summary (before and after mitigation, as appropriate)

Hazard / Risk	Likelihood	Consequence Rating	Overall Inherent Risk	Residual Risk
Social
Disruption of the project due to power struggle within project communities	Almost certain	Severe	Very High	High
Social expectations not met (Loss of social licence to operate)	Almost certain	Severe	Very High	High
Human Resources
Escalating wage demands above inflation not linked to productivity	Likely	Major	High	Tolerable
Lack of suitable accommodation in the area	Likely	Severe	High	Tolerable
Lack of skills in nearby communities	Possible	Major	Tolerable	-
Water Management
Impact on local drill holes	Likely	Major	High	Low
Environmental
Increased environmental constraints (especially water and biophysical)	Likely	Major	High	Tolerable
Increased environmental complaints	Likely	Major	High	Low
Mining
Untried mining method relative to platinum industry in South Africa	Possible	Major	Tolerable	-
Increased dilution from inaccurate drilling	Likely	Moderate	Tolerable
Geology
Amount of weathering associated with faulting and fracture greater than expected	Possible	Moderate	Tolerable	-
Safety and Health
Conveyor belt fires	Possible	Catastrophic	Very High	Tolerable
Diesel emissions (underground)	Likely	Major	High	Tolerable
Rock Engineering
Mine does not achieve MCF	Likely	Moderate	Tolerable	-

Metallurgical
Insufficient water for process	Rare	Major	Low	-
Forecast recovery overstated	Possible	Major	Tolerable	-
Rados does not meet design specifications	Possible	Major	Tolerable	-
Power supply interruption
Currently, the Eskom substation is remote from the Mphahlele operations with the concomitant risk of cable theft and/or sabotage.	Likely	Major	High	Tolerable
Economic Performance
Loss of toll treatment allocation	Possible	Moderate	Tolerable	-
Forecast commodity prices too optimistic	Possible	Major	Tolerable	-
Logistics
Selected ore transport method is not optimum	Possible	Moderate	Tolerable	-
Capital Cost
Capital estimates for the Mphahlele Concentrator project have been factored, may be too low	Possible	Moderate	Tolerable	-
Tailings
Design not to GISTM standards	Likely	Moderate	High	Low
Limitations on disposal through the WUL	Possible	Moderate	Tolerable	Low
Cross-cutting risks viz. artisanal mining and proximity of operations
Increased liability to cater for the adjacent, artisanal mining; and/or potential project changes required as a result of the influence of the artisanal operations.	Likely	Moderate	Tolerable	Low

Note

Risks that produced a ‘High’ and ‘Very High’ inherent risk rating were considered further to identify and assign controls for the purpose of risk mitigation. Risks that produced ‘very low’, ‘low’ and ‘tolerable’ ratings did not undergo further rigorous evaluation given that their inherent rating was acceptable to the risk appetite of the Company. In so doing, those risks retained their inherent rating in Table 20.5.

20.3.7	Opportunities

The 2020 FS for Mphahlele identified three significant opportunities with respect to the chromite mineral rights on the property.

Mphahlele chromite recovery pool-and-share opportunity

The chromite rights over the Mphahlele Project area are not held by SPM but were granted to the MCDT. Any chromite that is mined incidentally by the Project from the UG2 ores or that ends up in the tailings therefore belongs to the MCDT.

SPM has identified that it is beneficial to the recovery of PGMs to install a CRP at the inter-stage position in the MF2 concentrator. The CRP would produce a chrome concentrate with a target grade of 40% - 42% Cr2O3, which, based on SPM’s existing offtake agreements, could realize a current price of around USD56/t at the mine gate. This is too valuable to allow the chromite to end up on the TSF.

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SPM envisages that a PSA with the MCDT could be implemented which would be of mutual benefit. The proposed arrangement would be set up via the formation of a special purpose vehicle or joint venture, where the MCDT provides the chrome rights and SPM provides the financial, commercial and operational support and capabilities.

Mphahlele Open Pit Chrome Mining Technical Support

A small open pit mine was established on the LG and/or MG chromitite seams that subcrop immediately north of the UG2 to be exploited by the Mphahlele Project. From a review of historical imagery, mining activities commenced in mid-2017. The mine appears to be relatively informal in nature and mining activities have since ceased.

SPM anticipates that the open pit mining activities along the chromitite seams may continue in the future. SPM has identified this as a potential opportunity in terms of the Mining Charter III, whereby the Mphahlele Project could provide technical and commercial support to the MCDT in terms of mine design, mining operations and product sales.

Mphahlele Mining Charter III requirements offsets

The proposed PSA is seen to provide several benefits which address many of the Mining Charter III requirements, as follows:

•	Procurement, Supplier & Enterprise Development:

o	Create a viable business for the community;

o	Encourage the establishment of local companies to supply the CRP with goods and services;

•	Human Resource Development - training of and skills transfer to community members;

•	Mine Community Development and Housing and Living Conditions - funds flow into the community is expected to improve housing and living conditions in the community.

Preliminary assessments by SPM suggest that the benefit from the PSA over the duration of the current LoM plan could exceed the monetary requirements of the Mining Charter III. It may then be possible for SPM to negotiate with the DMRE that part of the Mining Charter III monetary commitments is replaced by the PSA.

Self-generation of Renewable Energy

South Africa’s Electricity Regulation Act was amended on 13 August 2021 (ESI Africa, 2021), allowing the self-generation of 100 MW of power from embedded renewable energy technologies without the need for a generation licence. This is an opportunity to manage the risk of cost increases as a result of increases in power costs, as well as potential carbon taxes, which may also increase.

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21	INTERPRETATION AND CONCLUSIONS

[§229.601(b)(96)(iii)(B)(22)] [SR7.1(ii)]

21.1	Exploration, Data and Mineral Resources

SRK considers that the geological logging and sampling are of sufficient quality for use in Mineral Resource estimates.

SRK has assessed the quality of the assay data and considers that the comparison between the primary laboratory (SGS Johannesburg) results and those from the 954 pulp repeats from Genalysis in Australia gives sufficient confidence in the quality of the analytical results from SGS for use in Mineral Resource estimates.

The drillhole intersections generally show consistency in the intersection position of the two orebodies. The geological wireframe models generated by SRK honour the drilling information supplied by SPM. The validations undertaken on the Mineral Resources indicate an acceptable agreement between the composite data and the estimates. The classification applied to the Mineral Resources considers the data quality and consistency, and the well-established continuity of the BC mineralization. Geological discounts applied are considered appropriate given the density of information and are higher for the lower confidence classification categories. The drill hole spacing is the primary determinant of the classification confidence.

21.2	Hydrogeology

The main groundwater issues are as follows:

•	A delay in the construction of the groundwater supply scheme may delay the project or reduce the tonnage to the available groundwater yield;

•	Reduction in groundwater levels/availability; and

•	Contamination of the groundwater.

Although several community water supply boreholes will be affected by the dewatering of the mine, they are not exclusively dependent on groundwater. they are supplied with potable water from the Lepelle Water Scheme. However, this supply is alleged to be erratic and therefore the communities rely on their groundwater, albeit of poor quality.

Management measures for groundwater are still dependent on ongoing monitoring and subsequent planning, with standard mitigation proposed at this stage, including some reliance on the control of ingress of water and oxygen as a post closure strategy. The effectiveness of this solution has not been established.

21.3	Mineral Processing

A set of 16 samples were submitted to Mintek for metallurgical test work, and adequately represent the ore body. Findings of the Rados test work indicate the pre-concentration of the UG2 ore is possible with a small loss in PGM+Au to the discards. These results for the Rados tests agree with the observations made for the PPM on the POC plant at PPM. The test work programme was comprehensive and adequate in defining the process design criteria, and in describing the milling and flotation response of the ore. Utilising an MF2 circuit configuration produced recoveries of 85.5%, 52% and 58.6% were reported for the 4E PGM+Au, Cu and Ni respectively, at a 4E PGM+Au grade in concentrate of 180g/t. Chromite grades in concentrate will be within required levels of less than 2% for typical UG2 ores, and the concentrate will meet smelter specifications.

21.4	Mining

SRK concurs with the production scheduling logic and believes the mining method is suitable for the orebody characteristics. The applied design criteria are reasonable.

21.4.1	Geotechnical parameters relevant to mine design

The geotechnical investigation completed for Mphahlele in 2009 was based on logging of core from vertically drilled boreholes and laboratory strength testing, to determine the expected geotechnical conditions and provide mine design criteria. An assessment of the available information indicated that the data was of suitable quality to be included in the PFS.

In general, ground conditions in the project area are of a fair quality and at this stage no major geological structures, which could adversely affect stability, have been identified. The design aspects were aligned to industry practice and based on sound engineering principles. There are areas where poor ground conditions occur and these should be inspected to confirm that the current support is appropriate.

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It is recommended to verify key assumptions used in the design as the mine is established or when data, not available at the time of the study, becomes available.

21.4.2	Ventilation

The ventilation infrastructure caters for 1 460m3/s, sufficient for the design, which has been planned to an average depth of 700 m below surface. With intake raise boreholes from surface direct to the working levels, the design confirms that no cooling will be required down to this depth. Note that experience in other mechanized platinum operations has shown that in order to keep the DPM emissions to below the recommended limit of 0.16 m³/kg, Tier 4 or 5 engines with 10 ppm fuel will be required.

21.5	Processing and Recovery Methods

Based on the test work results, the proposed MF2 circuit is the correct choice for the plant and is the preferred choice for UG2 processing in the industry. Results indicate that a crusher-ball mill is to be applied as the primary stage of comminution due to the risk of a build-up of critical size siliceous material in an autogenous mill. Longer residence times have been catered for in all the flotation stages to address the high proportion of slow floating mineral that has been identified in the test work. No novel technology/unproven technology has been introduced in the circuit design. The overall power consumption for the concentrator will be in the order of 8.5 MW, and the water consumption will be more than 0.8 m3 per tonne of ore milled. There is a lack of water in the region and alternative sources of water will be required. Surety of electricity supply and availability of water are major risks in the South African scenario.

21.6	Infrastructure

21.6.1	Surface and underground infrastructure

In SRK’s opinion, the general surface and underground infrastructure design and layout is appropriate for the mine requirements and as a basis for further detailed design prior to implementation.

21.6.2	Electrical infrastructure

The load study carried out in the 2020 FS indicates that the total connected load of 38.4 MVA, with a total running load of around 32.3 MVA, will be required at full production. Therefore, the initial NMD application of 46.5 MVA, which was done in September 2008, is more than enough to supply the power requirements for the site.

The redundant bulk power supply from Lebowakgomo and Dwaalkop Substations will ensure continuous power supply to the mine, should one of these supplies fail. However, the mine needs to engage with Eskom to determine whether the Eskom main incoming substation on site can be moved south of the UG2 sub-crop, to reduce the impact from potential open pit mining by others.

The medium and low voltage reticulation across the site has been well designed and is capable of supplying the power requirements for the whole site.

21.6.3	Bulk water supply

Water for the Mphahlele Project will be sourced from two sources: the Lebalelo Water Scheme and a wellfield. The Lebalelo Water Scheme allocation is limited, and as such, there might be insufficient raw water for the project and this can be supplemented by the wellfield. The raw water offtake will be stored in a bulk raw water storage reservoir with a capacity of 10 Mℓ. Ground water (wellfields water) will be pumped to a bulk storage reservoir with a capacity of 3 Mℓ.

The feasibility-level designs for the SWMP for Mphahlele were completed as part of the Mphahlele FS. These were designed to comply with the requirements of GNR704. If these designs are implemented, the Mphahlele Project will comply with GNR704.

21.6.4	Storm water management

Environmental contamination through effluent release into the groundwater will be minimized by bunding all dirty water collected in runoff drains in and around the infrastructure area and/or collecting and containing it in PCDs. Clean water areas are provided with diversion bunds to prevent stormwater from reaching the portals with diversion channels to separate clean and dirty water and to divert clean water into the surrounding environment. A trapezoidal channel is provided for stormwater diversion, that will decant into the environment through concrete dissipator structures. The areas will be terraced and landscaped to allow for run-off towards the channel. A paddock system offset 25 m from the edge of each of the portals is designed to capture and contain any contaminated water discharged or collected in and around the portal to allow for evaporation.

The stormwater management facilities were sized to be capable of handling the 1:50-year flood events, over and above their mean operating levels.

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21.6.5	Tailings

Site 2 was selected as the preferred option for development as being closest to the proposed mining and processing operations; the TSF has been classified as a High Hazard based on its proximity to the Chunies River.

TSF was designed to accept 103.5 ktpm of tailings over a LoM of 20 years, giving a total volume of tailings to be stored of 24.8 Mt at an in situ dry density of 1.75 t/m3. SPM advised that it had written confirmation that the TSF could handle the additional tonnage given in this TRS without exceeding the rate of rise in the later years of the TSF life. Seepage from the tailings is not expected to generate AMD; however, all surface runoff will be contained and the migration of seepage beyond the footprint of the facility will be limited. It is estimated that 50% of the slurry water deposited on the TSF will be returned to the plant.

21.7	Environmental

•	The proposed changes to the approved Mphahlele EIA and EMPr will need to reflect the changed project description, which will require environmental authorization prior to construction commencing;

•	A Water Use Licence for the Mphahlele Project will need to be applied for the required water uses; and

•	The relevant specialist studies will need to be updated accordingly.

21.8	Social

The Mphahlele Project will in future need to secure and retain the necessary social licence to operate, through maintaining good stakeholder relations and honouring its SLP and other commitments to stakeholders. SPM as the developer of the proposed mine will have to address the same challenges and risks associated with the level of community expectations, legacy of past mining experiences on trust relationships and a complex local governance arrangement as for its existing operations.

21.9	Capital costs

The capital was developed for a study having an effective date of 30 June 2020 which was subsequently escalated to 30 June 2021 using a factor of 1.040 provided by the Company, with the exception of the TSF capital, which was re-costed. Several conditions have caused the confidence in the capital to be reduced to pre-feasibility level, inter alia:

•	Infrastructure has been moved and no geotechnical work has been done to determine foundation conditions;

•	The capital estimate for the plant was based on a repriced BOQ for an 80 ktpm plant which had been adapted from the 250 ktpm plant in the 2009 study and then factored for the 125 ktpm plant capacity. These capital estimates include contingencies that are >10%;

•	The ventilation system was assumed to be able to support a production rate of 125 ktpm. This was not confirmed by feasibility level designs; and

•	Pillar extraction on retreat is proposed, but this has not undergone feasibility level design.

The Capital cost estimate is seen to have a confidence level of ±25% with an overall contingency of 9.83% (<15%). This satisfies the SK1300 definition of a pre-feasibility study.

21.10	Project implementation

The project implementation is based on a study that is considered by SRK to be at pre-feasibility level. It is based on the 2020 study, but there have been several changes in the designs since the study was done that require the project schedule be revisited once the study is improved to feasibility standard.

The preliminary project schedule indicates that steady state production can be achieved within five years of excavating the boxcut for Portal A.

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21.11	Principal issues identified from risk assessment

The principal issues that require management intervention to mitigate their negative impacts are:

•	Social issues

o	Potential disruption of the projects due to power struggles within community leadership, as well as high expectations for employment opportunities and other socio-economic benefits.

•	Human resources issues

o	Escalating wage demands not linked to inflation and lack of suitable accommodation in the area.

•	Environmental issues

o	Environmental constraints may exist, linked to the approval of environmental authorizations, and the relationship with stakeholders will need to be nurtured throughout the project life to effectively manage any complaints from surrounding stakeholders regarding water and/or the biophysical environment; and

o	Delay in obtaining environmental approvals and EMPr commitments that cannot be achieved, if not amended prior to Environment Authorization lapsing.

21.12	Opportunities

Three significant opportunities with respect to the chromite mineral rights on the property are relevant to Mphahlele and include:

•	Chromite recovery pool-and-share opportunity;

•	Mining Charter III requirements offsets; and

•	Open pit chromium mining technical support.

In addition, there is an opportunity to generate 100 MW of embedded renewable energy, which may assist with managing the risk of power cost increases and a reduction in potential carbon taxes.

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22	RECOMMENDATIONS

[§229.601(b)(96)(iii)(B)(23)

22.1	Geological interpretation, modeling and exploration

The interpretation of the MR is based on the selection of a mining cut at the top of the Merensky Pyroxenite and shows a reasonable consistency of the metal grades. However, it was not possible for SRK to determine robust experimental semi-variograms that display an interpretable structure. In previous estimates, the MR has been domained based on interpretation of the impact of the serpentinized harzburgite intrusions and the potential impact this has on the mineralization. SRK recommends that this be investigated in future estimates. Additional drilling on the MR horizon, as planned by SPM, should be undertaken in support of a geostatistical assessment to improve the modeling of the grade continuity and semi-variogram modeling on this horizon.

The planned exploration on Mphahlele comprises mostly diamond drilling (NQ size). Drilling-related costs include core logging, sampling, assay, QA/QC and down-hole geophysics. Because the reef dips at an angle of approximately 50 degrees, the holes will be drilled at an incline of 60 to 70 degrees.

The purpose of the drilling programme is to obtain additional information for resource estimation and geological structures (faulting and alteration). The geological structures are generally aligned in a NW-SE direction. This drilling information will provide information on the impact of the geological structures on the reef and is required to re-evaluate the mineral resource boundaries. It will also provide geotechnical information about the hanging-wall conditions and the magnitude (displacement) of faulting. Drilling will extend 30 to 40 m into the footwall to obtain geotechnical information for footwall mine development.

The information obtained from the drill holes is required for resource estimation, rock engineering, mine design and groundwater testing.

Around 50 diamond drill holes are planned within the Indicated Resource area, down to 700 m. The holes vary from 70 to 700 m depth at a resource drill spacing of 400 m. The drilling comprises holes down the line of the decline/declines (geotechnical) and infill drilling to get higher confidence in the resource and structure. The total cost estimate for this drilling is around ZAR62m and is planned for the first four years.

In the Inferred Resource area, around 100 holes are planned to upgrade the resource from Inferred to Indicated, at a drill spacing of 400 m. The holes vary from 750 to 1900 m depth and includes provision for shaft holes. The drilling is planned in two stages, with a total cost estimate of around ZAR346m.

SRK considers that this will be sufficient for the stated objectives to support the project execution phase and the development phase with upgrading of the Inferred Mineral Resources into Indicated Mineral Resources.

Exploration Programme and Budget

SPM’s exploration budget for Mphahlele is summarized in Table 22.1.

Table 22.1:     Summary exploration budget for 2022 to 2040 (all amounts in ZARm)

Property	Amount (ZARm)	2021	2022	2023	2024
Portals A and B Decline Project	62.6	8.8	22.1	25.4	6.3
Property	Amount (ZARm)	2025	2026	2027	2028	2029	2031
Mphahlele Deeps	346.8	36.9	36.9	36.9	55.1	41.9	25.5
		2035	2036	2037	2038	2039	2040
		3.6	22.0	24.5	24.0	21.5	17.9

The above exploration programmes include the following:

•	NQ/BQ diamond drilling (to approximately 40 m past the UG2);

•	Four deflections per borehole (three intersections for assay, other for geotechnical and mineralogical studies);

•	Assays;

•	Geotechnical logging and test-work;

•	Downhole geophysics on 25% of the drill holes; and

•	Mineralogical and metallurgical test-work.

SRK has reviewed SPM’s exploration budget and considers it reasonable for the planned activities set out in the exploration programme.

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22.2	Hydrogeology and Hydrology

SRK recommends annual groundwater numerical model updates with more recent data to enable more reliable predictions of the impacts of dewatering on community water supply boreholes.

As the supply of water to Mphahlele is a risk, an early application to the Lebalelo Scheme for a water allocation is essential.

22.3	Geotechnical data and design

Geotechnical risks that have been identified can be suitably managed through the defined mine design criteria outlined in Section 12.1. Additional geotechnical work that should be planned prior to or during the implementation phase is outlined below:

Stope hangingwall conditions

Blasting fractures as well as natural occurring discontinuities result in the unravelling of the hangingwall following blasting, which increases the assumed stope height. In the pillar design a constant overbreak of 20 cm was assumed for the design, mostly because of the expected influence of the harzburgite. There is however the possibility of the overbreak being more than anticipated, whether as a result of geological conditions or poor blasting. As such, it is recommended to verify the hangingwall overbreak in the stopes to determine whether the assumed 20 cm overbreak is representative of reality or not. This can be done in one of the following methods:

•	Visual inspection and estimation of overbreak in stopes; or

•	Laser cavity / drone scanning of a stope following excavation to quantify the actual overbreak.

Performance of in-stope pillar

The pillar design is based on empirical design which is acceptable within the industry, however the pillar design should be verified to ensure rock mass response indicates acceptable pillar behaviour. This is easily included into the routine visit cycle conducted by both production and geotechnical staff on the mine.

Where required numerical modeling can be considered to further validate the design. Where optimization of the pillar design is required the recommended approach is a combination of in-situ stress measurements as well as numerical analysis.

Monitoring of critical excavations

The proposed design is based on a sample of the entire reserves, meaning conditions could be intersected which the design does not cater for. All critical excavations must therefore be monitored to ensure the following criteria is fulfilled:

•	Conditions remain normal with no influence from abnormal geological features;

•	The critical excavation is optimally positioned away from known problematic geological features;

•	The rock mass response indicates an effective support design, with no abnormal movement or deterioration.

•	The above can be achieved through a simple routine inspection schedule of these excavations, combined where deemed necessary with monitoring instruments.

Verification of rock mass data

In order to ensure the support design is aligned with the ground conditions throughout the reserve, it is recommended for the mine to maintain a rock mass database. The rock mass data can easily be recorded during routine inspections of mine workings and will allow for a more accurate representation of the change in conditions over the reserve. This data can subsequently be used for outlining of geotechnical districts and identification of areas where the current design may be deficient and require revision.

Validation of support performance

The minimum requirements for the support designs are based on manufacturer specifications. To ensure the design is valid during implementation, it is recommended that pull-tests be conducted in the operational environment to verify that the specified minimum requirements are met.

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22.4	Ventilation

In order to mitigate the risk of diesel emission-related occupational diseases, SPM should provide the latest low emission Tier 4 engines, improved exhaust catalyst converter systems and ensure sufficient ventilation at the points of use.

22.5	Mineral Processing, Metallurgical Testing and Recovery Methods

Although 16 samples were tested in the course of the test programme, it would be recommended that more samples are submitted for base line test work in order to generate a metallurgical model. This would involve pre-concentration, milling and flotation test work.

The lack of water in the vicinity of the mine, and the bureaucratic hurdles in the development of an alternative water supply requires the early involvement of authorities in ensuring security of supply. Alternative methods of tailing deposition could be considered to reduce the amount of water on the tailing storage facility, a large portion of which is subsequently lost to evaporation.

Due to the high cost of electricity, it is recommended that alternate comminution devices are identified to reduce the power consumption. In addition, self-generation of power may alleviate the dependency on Eskom and reduce the burden of having to reduce power consumption in accordance with current power curtailment agreements with Eskom.

22.6	Infrastructure

22.6.1	Surface and underground infrastructure

It is recommended that SPM carries out surface geotechnical investigations to determine the foundation requirements for installations of critical equipment and structures and to confirm the locations and layouts of these items.

22.6.2	Electrical infrastructure

Although SPM has now indicated that it is not pushing Eskom regarding the budget quotation process until the board has approved the implementation of the Mphahlele Project, SRK recommends that SPM engages with Eskom to see if this exercise was carried out, as further delays might lead to additional charges being requested by Eskom due to updated quotation fees at the time Eskom is requested to go ahead with the budget quotation exercise.

The mine needs to engage with Eskom to determine whether the Eskom main incoming substation on site can be moved south of the UG2 sub-crop, to reduce the impact from potential open pit mining by others. The medium and low voltage reticulation across the site has been well designed and is capable of supplying the power requirements for the whole site.

22.6.3	Tailings

Geotechnical investigation of the selected TSF site, including test pitting and drilling, will be required to confirm the nature of the underlying strata as part of the detailed design of the facility.

Based on data made available, SRK does not believe that the facility has been designed to ensure full compliance with the GISTM requirements. Further studies, such as brittle failure analyses and depositional strategies pertaining to the construction of the facility, will need to be undertaken prior to, or as part of, the BFS phase of the TSF design to ensure that all GISTM requirements relevant to the design of such facilities are met.

22.7	Environmental and Permitting

SPM will need to update the environmental authorization to reflect the proposed changes to the EIA and EMPr, apply for a WUL and update the relevant specialist studies.

22.7.1	Once-off environmental management and monitoring set-up costs

Certain of the environmental management and monitoring programmes for the Project will incur initial costs associated with the setting up of monitoring stations and the purchase of equipment. The expected costs associated with the required environmental authorizations and licences mentioned in Section 16.3 are included in the Project Capex (Table 22.2).

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Table 22.2:     Estimated initial environmental set-up costs

Activity	Activity Description	Costs (ZARm) (excluding VAT)
Environmental authorization, licenses, permits	Integrated NEMA-NEM:WA Environmental Authorization (includes waste management license), Water use license, Atmospheric emission license	4.06
Survey of affected farmers	Compile inventory, discussions with key stakeholders	0.45
Crack survey	Pre-blast crack survey within 500 m of the underground mine boundary (estimated at ±100 houses)	0.69
Vibration monitoring	Purchase and installation of 4 seismographs	0.40
Air quality monitoring	Purchase of PM10 monitor and dust buckets (assume 10 buckets), set up of monitoring equipment.	0.42
Once off noise sampling (construction)	Once off noise sampling at the start of construction to verify the findings of the EIA specialist study and recommend additional measures if required.	0.14
Total (excl VAT, in June 2020 terms)		6.16

22.7.2	Ongoing environmental management, monitoring and reporting

Table 22.3 sets out the estimated operational costs associated with the management, monitoring and reporting commitments of the proposed mine. This assumes that the environmental management functions, apart from the in-house Environmental Management Resource, will be outsourced to appropriate third-party environmental practitioners.

The costs associated with water monitoring are carried elsewhere.

Table 22.3:     Estimated annual environmental management costs – operational phase

Activity	Activity Description	Costs (ZARm) (excluding VAT)
Biomonitoring	Biomonitoring of aquatic ecology integrity in the vicinity of mining operations by an appropriately qualified specialist, when possible and an annual report	0.25
Air quality monitoring	Monthly sampling and data collection, analysis of samples, monthly reporting and annual reporting on the NAAEIS	0.18
Vibration monitoring	Daily sampling and data collection, monthly reporting by an appropriate specialist	0.08
Noise monitoring	Annual noise monitoring by an appropriately qualified environmental noise specialist and report	0.16
In-house Environmental Management Resource	Liaison with authorities, the communities and other key stakeholders, general environmental management and coordination of the implementation of the EIA and EMPr and environmental authorization conditions	0.72
Compliance audit	External audit and reporting	0.18
Revision of closure provision	Annual review, recalculation and submission of report	0.38
Total (excl VAT, in June 2020 terms)		1.95

22.8	LoM closure liability calculations

The LoM closure liability for the Mphahlele Project is estimated in June 2021 terms to be ZAR354m. This comprises ZAR275m for the surface infrastructure at Portals A and B and the concentrator plan, and ZAR79m for the residue facilities.

Although these closure liability costs are preliminary and are not supported by a risk assessment or detailed closure planning, SRK is of the opinion that the costs are in the correct order of magnitude for the proposed operation. There is the opportunity to reduce the costs at the end of life of the project through developing and implementing a concurrent rehabilitation plan.

22.9	Post-closure environmental management, monitoring and reporting

Table 22.4 sets out the estimated post closure costs associated with the management, monitoring and reporting commitments in the EIA/EMP report. The assumption behind the costs is that the environmental management functions, apart from the in-house Environmental Management Resource, will be outsourced to appropriate third-party environmental practitioners.

The estimated costs for monitoring have been calculated for a seven-year period (i.e., one year for decommissioning and rehabilitation, three years for active maintenance and aftercare and three years for passive maintenance and aftercare).

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Table 22.4:     Estimated annual environmental management costs – post closure

Activity	Activity Description	Costs (ZARm) (excluding VAT)
Groundwater	Post closure groundwater quality monitoring (per year for seven years)		0.54
Surface water	Post closure surface water monitoring (per year for seven years)		0.49
Biodiversity	Post closure biodiversity monitoring (per year for seven years)		0.72
In-house Environmental Management Resource	Liaison with authorities, the communities and other key stakeholders, general environmental management and coordination of the implementation of the EIA and EMPr and environmental authorization conditions	Decommissioning and Rehabilitation: Year 1 to 3 Post-closure: Year 4 to 6 Post-closure:	0.72 0.54 0.36
Compliance audit	External audit and reporting		0.16
Revision of closure provision	Annual review, recalculation and submission of report	Decommissioning and Rehabilitation: Year 1 to 3 Post-closure: Year 4 to 6 Post-closure:	0.35 0.25 0.20
Total (excl VAT, in June 2020 terms)		Decommissioning and Rehabilitation: Year 1 to 3 Post-closure: Year 4 to 6 Post-closure:	2.98 2.70 2.47

22.10	Social

SPM needs to adopt an integrated and holistic approach to managing the social challenges and risks associated with community expectations, legacy issues and the complex local governance dynamics.

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23	RELIANCE ON INFORMATION PROVIDED BY REGISTRANT

[§229.601(b)(96)(iii)(B)(25)] [§229.1302(f)(2)]

SRK has relied on information provided by SPM (the registrant) and its advisors in preparing this TRS regarding the following aspects of the modifying factors which are outside of SRK’s expertise:

•	Economic trends, economic data/ assumptions and forecast commodity prices and exchange rates (Sections 15);

•	Marketing information (Section 15);

•	Annual inflation indices and labour and power costs increases over the past ten years (Section 17);

•	Legal matters, tenure and permitting/authorization status (Section 2.3); and

•	Agreements with local communities (Section 16).

SRK has conducted a review (which excludes independent verification by means of re-calculation) and assessment of all material technical issues likely to influence the future performance of the Mphahlele Project and the resulting TEPs, which included the following:

•	Inspection visits to the Mphahlele Project were conducted by SRK, as follows:

o	Inspection of the project area, drilling programme and core storage shed by a Principal Resource Geologist employed by SRK on 4 August 2007;

o	Inspection of the core yard and selected core intersections by Principal Resource Geologists employed by SRK on 13 March 2008;

o	Inspection of project area and selected drill core in the core storage yard by a Senior Resource Geologist employed by SRK and an Associate Consultant employed by SRK on 22 October 2013.

No further exploration work has been done on the property since the drilling concluded in 2008.

•	Enquiry of key mine management and head office personnel during February to August 2021 in respect of the Mphahlele Project, the resource and reserves statements, the LoM plans, the TEPs and other related matters;

•	For the Mineral Resource and Mineral Reserve statements for the Mphahlele Project:

o	A revised geological model and resource estimate for Mphahlele was compiled in 2020 as part of the 2020 FS, based on SPM’s reassessment of all reef picks for the Merensky and UG2;

o	Whilst SRK has not re-estimated the Mineral Resources and Mineral Reserves, SRK has performed all necessary validation and verification procedures deemed appropriate to place reliance on such information;

•	Reporting of the Mineral Resource and Mineral Reserve Statements as audited by SRK as at 30 June 2021;

•	Examination and review of the TEPs in the LoM plans for the Mphahlele Project, and all conclusions and recommendations drawn therefrom; and

•	Reviewed the commodity price assumptions incorporated into the Mineral Resource and Mineral Reserve Statements, the TEPs and TEM for the Mphahlele Project, which are based on an independent market report compiled by CRU (2021).

SRK confirms that it has performed all validation and verification procedures deemed necessary and/or appropriate by SRK in order to place an appropriate level of reliance on the technical information provided by SPM and the Company.

SRK has reviewed the information provided by SPM and is satisfied that the extents of the properties described in the various rights are consistent with the maps and diagrams received from SPM.

SPM has confirmed to SRK that all legal information in this TRS is accurate and SPM’s title to the mineral rights held over Mphahlele Project is valid.

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24	REFERENCES

[§229.601(b)(96)(iii)(B)(24)

24.1	Documents provided by the Company

Bell, J.G. (2006) Interpretation of Aeromagnetics over the Mphahlele project area, South Africa.

CRU Group (CRU) (2021). PGMs & Chrome Market Study – Sedibelo, prepared for Sedibelo as part of their NYSE IPO support process by CRU International Limited, 5 July 2021.

DRA (2009). Section 9 Metallurgy Processing Dec09 - Revised Final, chapter 9 of Mphahlele Feasibility Study, compiled by DRA Mineral Projects (Pty) Ltd for Boynton Investments (Pty) Ltd, December 2009.

Sedibelo Platinum Mines Ltd (SPM) (2021). Techno-economic model (TEM) compiled in Microsoft Excel Mphahlele Model Rev 19 CPR – NYSE Smelting Scenario – 20210812 20.53.xlsb

SRK Consulting (South Africa) (Pty) Limited (SRK) (2017). A Competent Person’s Report of the PGM Assets of Sedibelo Platinum Mines Ltd in the Republic of South Africa, compiled by SRK Consulting (South Africa) (Pty) Ltd for Sedibelo Platinum Mines Ltd, issued February 2017.

SRK Consulting (South Africa) (Pty) Limited (SRK) (2020) 1 . Updated Feasibility Study for Sedibelo-Magazynskraal PGM Project (Wilgespruit Access), compiled for Sedibelo Platinum Mines Ltd by SRK Consulting (South Africa) (Pty) Ltd (as Lead Consultant), with input from Middindi Consulting (Pty) Ltd (Rock Engineering), Sound Mining Solutions (Mining), DRA Projects (Pty) Ltd (Metallurgy), Epoch Resources (Pty) Ltd (tailings and waste rock disposal), Exxigo Consulting (Pty) Ltd (hydrogeology), Murray & Roberts Cementation (Pty) Ltd (Surface/Underground Infrastructure), BBE Consulting (Pty) Ltd (Ventilation) and SLR Consulting (Pty) Ltd (Environment, Closure) in 28 chapters, issued in July 2020.

SRK Consulting (South Africa) (Pty) Ltd (SRK) (2021). Competent Persons Report on SPM’s PGM Assets in South Africa (CRU Price Deck), compiled by SRK Consulting (South Africa) (Pty) Ltd for Sedibelo Platinum Mines Ltd, June 2021.

Van der Merwe, J. (2021). Summary of the Mineral Resources and Future Exploration for Sedibelo Platinum Mines (SPM) in the Western & Eastern Bushveld, prepared for Sedibelo Platinum Mines, March 2021.

24.2	Public Domain Documents

Barton, N. (2002). Some new Q-value Correlations to Assist in Site Characterization and tunnel design. International Journal of Rock Mechanics and Mining Sciences 39, 185-216.

Grimstad, E., and Barton, N. (1993). Updating of the Q-system for NMT. Proceedings of the International Symposium on Sprayed Concrete—Modern Use of Wet Mix Sprayed Concrete for Underground Support. Fagernes, Oslo, Norwegian Concrete Association.

Hudyma, M. (1988). Development of empirical rib pillar failure criterion for open stope mining. MSc thesis, Department of Mining and Mineral Processing, University of British Columbia, Vancouver, British Columbia, Canada.

InfoMine.com (2021). Five-year historical USD/oz price graphs for 6E PGMs, downloaded on 13 September 2021, www.infomine.com

Kitco.com (2021). Five-year historical prices for Cu and Ni, downloaded on 13 September 2021, www.kitco.com

Lesego Platinum (2017) Lesego Platinum Investor Presentation, downloaded on 13 September 2021, https://www.lesego.com/pdf/Lesego-Investor-Presentation-November2017.pdf.

Potvin, Y. (1988). Empirical Stope Design in Canada. Ph.D Thesis. Department of Mining and Minerals Processing, University of British Columbia.

ESI Africa (2021). Legal firm comments on South Africa’s embedded generation changes, 18 August 2021. Accessed https://www.esi-africa.com/industry-sectors/transmission-and-distribution/legal-firm-comments-on-south-africas-embedded-generation-changes/; date of access 14 September 2021.

Stimpson, B. (1989). A Simplified Conceptual Model for Estimating Roof Bolting Requirements. International Journal of Mining and Geological Engineering, 7, 147-162.

1 Chapter 6: Rock Engineering of SRK (2020) was used extensively in the compilation of the current Mphahlele TRS. Subsequently, references cited therein are also included herein for transparency and completeness, for example: Potvin (1988).

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Sibanye-Stillwater (2020) Mineral Resources and Mineral Reserves Report 2020, downloaded on 13 September 2021, https://reports.sibanyestillwater.com/2020/download/SSW-RR20.pdf.

SAMESG (2017). The South African Guideline for the reporting of Environmental, Social and Governance Parameters within the Solid Minerals and Oil and Gas Industries, prepared by the South African Environmental, Social and Governance (SAMESG) Committee under the auspices of the SAIMM and GSSA, June 2017. Available https://www.samcode.co.za/

SAMREC (2016). The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code): prepared by The South African Mineral Resource Committee under the joint auspices of the Southern African Institute for mining and Metallurgy and the Geological Society of South Africa, released May 2016. Available https://www.samcode.co.za/

Sedibelo Platinum Mines Ltd (SPM) (2019). Mineral Resources and Reserves as at Dec 2019, https://www.sedibeloplatinum.com/documents/SPM_Mineral_Resources_Reserves_December_2019_Website.pdf, downloaded 30 June 2021.

SFA Oxford Ltd (SFA) (2021). Platinum-Group Metals Market Outlook, downloaded 21 May 2021, https://www.sfa-oxford.com/reports.

UBS Switzerland AG (UBS) (2021). Consensus Economics’ price and ZAR:USD exchange rate forecasts given in real terms for four years from 2021 to 2024, downloaded 31 December 2020, https://financialservicesinc.ubs.com/wealth/Ourresearchadvantage/ForeignExchangeOurresearchadvantage.html.

XE.com Inc. (previously known as Xenon Laboratories Incorporated) (2021). Historical ZAR:USD exchange rates, downloaded on 13 September 2021, www.xe.com.

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25	DATE AND SIGNATURE PAGE

[SR9.1 (i) (ii)]

This TRS documents the Mineral Resource and Mineral Reserve statements for SPM’s Mphahlele Project located in the Republic of South Africa as prepared by SRK in accordance with the requirements of SK1300 and the SAMREC Code.

The opinions expressed in this TRS are correct at the Effective Date of 30 June 2021.

SRK Consulting (South Africa) (Pty) Ltd

Authorized Signatory

[SR9.1(iii)]

(Report Date:	22 September 2021)

(Effective Date:	30 June 2021)

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GLOSSARY OF TERMS, ABBREVIATIONS, UNITS

TERMS

Term	Description
alluvial	derived from alluvium
alluvial fan	an accumulation of sediments shaped like a section of a shallow cone with its apex at a point source of sediments, such as a narrow canyon emerging from an escarpment
alluvium	loose clay, silt, sand, or gravel that has been deposited by running water
anorthosite	an intrusive igneous rock composed mainly of calcium-rich plagioclase feldspar
anticline	rock strata folded to give a convex upward structure
apophysis(es)	a tapering offshoot(s) from a larger igneous intrusive mass
artisanal	a term describing an informal miner using unsophisticated recovery methods
assay	the chemical analysis of ore samples to determine their metal content.
basalt	an extrusive igneous rock formed from the rapid cooling of low-viscosity lava rich in magnesium and iron (mafic lava) exposed at or very near the surface; more than 90% of all volcanic rock on Earth is basalt
Bushveld Complex	The BC is a magmatic layered mafic intrusion. As one of the largest known differentiated igneous bodies, it hosts world class deposits of PGMs, nickel, copper, chrome and vanadium.
chalcopyrite	an important copper mineral commonly called ‘fool’s gold’ – Cu2S.Fe2S2
chalcopyrite	a copper iron sulfide mineral with the chemical formula CuFeS2
chromitite	an oxide mineral composed primarily of iron(II) oxide and chromium(III) oxide compounds with the chemical formula of FeCr2O4
dip	the angle of inclination from the horizontal of a geological feature.
dunite	an igneous, plutonic rock, of ultramafic composition, with coarse-grained or phaneritic texture. The mineral assemblage is greater than 90% olivine, with minor amounts of other minerals such as pyroxene, chromite, magnetite, and pyrope
fault	a break in the continuity of a body of rock, usually accompanied by movement on one side of the break or the other so that what were once parts of one continuous rock stratum or vein are now separated
felsic	an adjective describing igneous rocks that are relatively rich in elements that form feldspar and quartz
footwall	the underlying side of a fault, orebody, or mine working
granite	a coarse-grained intrusive igneous rock composed mostly of quartz, alkali feldspar, and plagioclase
granitoid	a generic term for a diverse category of coarse-grained igneous rocks that consist predominantly of quartz, plagioclase, and alkali feldspar
hangingwall	the overlying side of an orebody, fault, or mine working,
harzburgite	an ultramafic, igneous rock consisting mostly of olivine and low-calcium pyroxene
Holocene	the current geological epoch, which began after the last glacial period (approximately 11 650 years before present)
Indicated Mineral Resource	that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing which is sufficient to assume geological and grade or quality continuity between points of observation.
Inferred Mineral Resource	that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve.
Iron-rich ultramafic pegmatoid	resulting from metasomatism by iron-rich fluids. The replacement pegmatoid is usually coarse-grained to pegmatoidal but is of variable texture
Karoo Supergroup	a sequence of mostly nonmarine units, deposited between the Late Carboniferous and Early Jurassic periods
Kriging	an interpolation method that minimizes the estimation error in the determination of a mineral resource.
layered intrusion	a large sill-like body of igneous rock which exhibits vertical layering or differences in composition and texture
lopolith	a large igneous intrusion which is lenticular in shape with a depressed central region. Lopoliths are generally concordant with the intruded strata with dike or funnel-shaped feeder bodies below the body. The
mafic	a silicate mineral or igneous rock rich in magnesium and iron
magma	the molten or semi-molten natural material from which all igneous rocks are formed
Measured Mineral Resource	that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.. Geological evidence is derived from detailed and reliable exploration, sampling and testing which is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Mineral Reserve or a Probable Mineral Reserve.
metasedimentary	originally a sedimentary rock which has undergone a degree of metamorphism but the physical characteristics of the original material is not destroyed
Mineral Reserve	the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include applications of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

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Term	Description
Mineral Resource	a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such a form, grade or quality, and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
norite	a mafic intrusive igneous rock composed largely of the calcium-rich plagioclase labradorite, orthopyroxene, and olivine
oikocrysts	in poikilitic fabric, the enclosing crystal
olivine	the name of a group of rock-forming minerals that are typically found in mafic and ultramafic igneous rocks such as basalt, gabbro, dunite, diabase, and peridotite
outcrop	a visible exposure of bedrock or ancient superficial deposits on the surface of the Earth
overburden	material, usually barren rock overlying a useful mineral deposit.
pegmatite	a coarsely crystalline igneous rock with crystals several centimetres in length
pegmatoid	a rock resembling or similar in structure to pegmatite, but usually lacking a graphic appearance
pentlandite	an iron–nickel sulfide with the chemical formula (Fe,Ni)9S8
plagioclase feldspar	a group of feldspar minerals that form a solid solution series ranging from pure albite, Na(AlSi3O8), to pure anorthite, Ca(Al2Si2O8).
poikilitic	a texture of igneous rocks in which numerous smaller grains of various minerals in random orientation are completely enclosed within a large, optically continuous crystal of different composition
pothole	circular to oval-shaped depressions within the Merensky Reef and UG2 Reef. Within the depression, the reef unit may crosscut the footwall stratigraphy at a high angle and ultimately lie at a lower stratigraphic elevation than the typical reef. Within the pothole, anomalous hangingwall, footwall and reef stratigraphy may be developed. In some instances, the reef within a pothole may have higher than average grades; in others it may be uneconomic. In extreme cases, reef is not recognisable within the pothole.
Probable Mineral Reserve	the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proved Mineral Reserve.
Proterozoic	of or relating to the later of the two divisions of Precambrian time, from approximately 2.5 billion to 570 million years ago, marked by the build-up of oxygen and the appearance of the first multicellular eukaryotic life forms
Proved Mineral Reserve	the economically mineable part of a Measured Mineral Resource. A Proved Mineral Reserve implies a high degree of confidence in the Modifying Factors.
pyrite	an iron sulfide mineral with the chemical formula FeS2 (iron (II) disulfide); pyrite is the most abundant sulfide mineral
pyroxenite	an ultramafic igneous rock consisting essentially of minerals of the pyroxene group
pyrrhotite	an iron sulfide mineral with the formula Fe(1-x)S (x = 0 to 0.2)
reef	a thin, continuous layer of ore-bearing rock
RoM	Run-of-Mine – usually ore produced from the mine for delivery to the process plant.
SAMESG Guidelines
SAMREC Code	The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code), 2016 Edition, compiled by the Working Group of the SSC Committee under the joint auspices of the Southern African Institute of Mining and Metallurgy (SAIMM) and the Geological Society of South Africa (GSSA).
Serpentine	a name used for a large group of minerals that fit the generalized formula (Mg,Fe,Ni, Mn,Zn)2-3(Si,Al,Fe)2O5(OH)4
serpentinize	to convert into serpentine
stratigraphic column	a grouping of sequences of strata onto systems
Stipping ratio	ratio of waste rock to ore in an open pit mining operation
sulfide	an inorganic anion of sulfur with the chemical formula S2− or a compound containing one or more S2− ions
tailings	refuse or dross remaining after the mineral has been removed from the ore - metallurgical plant waste product
ultramafic	igneous and meta-igneous rocks with a very low silica content (<45%), generally >18% MgO, high FeO, low potassium, and are composed of usually >90% mafic minerals (dark colored minerals with high magnesium and iron content)
variogram	a measure of the average variance between sample locations as a function of sample separation
volcanics	rocks formed from lava erupted from a volcano
Waterberg Group	a clastic sedimentary succession of coarse siliclastic rocks preserved across the northern part of the Kaapvaal Craton

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ABBREVIATIONS

Acronym	Definition
2D	two dimensional
4E	shorthand for Pt + Pd + Rh + Au
6E	shorthand for 4E + Ir + Ru
AAS	Atomic Absorption Spectrometry
AG	autogenous grinding
AMD	Acid Mine Drainage
AMIS	African Mineral Standards
BAP	Biodiversity Action Plan
BEE	black economic empowerment
B-BBEE	Broad-Based Black Economic Empowerment
BBKT	Bakgatla Ba-Kgafela Tribe
BC	Bushveld Complex
BEE	Black Economic Empowerment
BOQ	Bills of Quantities
Boynton	Boynton Investments (Pty) Ltd
BWI	Bond Ball Mill Work Indices
Capex	Capital expenditure
Charter I	Mining Charter, 1 May 2004
Charter II	Amended Mining Charter, 2010
Charter III	Amended Mining Charter, June 2017, now withdrawn
CoG	cut-off grade
CoP	Codes of Practice
COO	Chief Operating Officer
CPI	consumer price indices
CRM	certified reference material
CRP	chromite recovery plant
CRU	CRU International Ltd
DEFF	Department of Environment, Forestry and Fisheries
DHSWS	Department of Human Settlements, Water and Sanitation
DMRE	Department of Mineral Resources and Energy
DMS	Dense Media Separation
DPM	diesel particulate matter
E	Young’s modulus
EBIT	earnings before interest and taxes
ECA	Environmental Conservation Act (Act 73 of 1989)
ED	Enterprose Development
EIA	Environmental Impact Assessment
EMI	Environmental Management Inspectors
EMP	Environmental Management Programme
EMPr	Environmental Management Programme Report
EPCM	Engineering, Procurement and Construction Management
FAR	fresh air raise
FS	Feasibility Study
FW	Footwall
G&A	general and administration
GHG	Green House Gas
GISTM	Global Industry Standard on Tailings Management
GNR	Government Notice Regulation
GPS	global positioning system
HARD	Half Absolute Relative Difference
HDSA	Historically Disadvantaged South Africans
HR	Human resources
HRD	Human Resources Development
ICE	internal combustion engine
ICP-MS	Inductivly Coupled Plasma - Mass Spectroscopy
ICP-OES	Inductivly Coupled Plasma - Optical Emission Spectroscopy
ID2	Inverse Distance Squared
IDC	Industrial Development Corporation of South Africa
Impala	Impala Platinum Ltd
IRS	Impala Refining Services

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Acronym	Definition
IRUP	Iron-Rich Ultramafic Pegmatoids
JCI	Johannesburg Consolidated Investments
JSE	JSE Limited
Lakefield	Lakefield laboratory
LED	local economic development
LG	Lower Group
LGS	Lebowa Granite Suite
LHD	load-haul-dump
LHOS	long hole open stoping
LoM	Life-of-mine
LT	long term
LWUA	Lebalelo Water Users Association
M&I	Measured and Indicated (Measured and Indicated Mineral Resources)
MCDT	Mphahlele Community Development Trust
MF2	mill-float-mill-float
MG	Middle Group
MHSA	Mine Health and Safety Act (Act No 29 of 1996)
Moepi	Moepi Capital (Pty) Ltd
Mphahlele	Mphahlele PGM Project
MPRDA	Mineral and Petroleum Resources Development Act No 28 of 2002
MR	Merensky Reef
MRA	Mining Right Application
MRMR	Laubscher’s Mining Rock Mass System
MTS	Managing Transformation Systems
MWP	Mine Works Programme
N’	Stability Number
NCCRP	National Climate Change Response Policy
NDC	National Determined Contribution
NDP	National Development Plan
NEM:AQA	National Environmental Management: Air Quality Act (Act 39 of 2004)
NEM:BA	National Environmental Management: Biodiversity Act (10 of 2004)
NEM:PAA	National Environmental Management: Protected Areas Act (57 of 2003)
NEM:WA	National Environmental Management: Waste Act (Act 59 of 2008)
NEMA	National Environmental Management Act (Act 107 of 1998)
NERSA	National Energy Regulator of South Africa
NFA	National Forests Act (Act 84 of 1998)
NGER	National Greenhouse Gas Emission Reporting Regulations
NHRA	National Heritage Resources Act (Act 25 of 1999)
NOMR	New order mining right
NOPR	New order prospecting right
NPAT	net profit after tax
NPV	Net Present Value
NWA	National Water Act (Act 36 of 1998)
OEL	occupational exposure limits
OK	Ordinary Kriging
Opex	Operating expenditure
ORJWF	Olifants River Joint Water Forum
ORWRDP	Oliphant’s River Water Resources Development Project
Pallinghurst	Pallinghurst Ivy Lane S.a.r.l.
PCD	Pollution Control Dam
PFS	Prefeasibility Study
PGM	platinum group metal
Platmin	Platmin Limited
PoC	proof of concept
PPM	Pilanesberg Platinum Mine
PSA	pool-and-share arrangement
Q	Barton’s Q Rock Mass Rating System
QA/QC	Quality Assurance / Quality Control
QP	Qualified Person
QS	Quantity Surveyor
RAR	return air raises
RAW	return airway

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Acronym	Definition
RBH	raise bore holes
RG	Rooiberg Group
RLS	Rustenburg Layered Suite
RoM	Run of Mine
RPEE	Reasonable Prospects of Economic Extraction
RPM	Rustenburg Platinum Mines Ltd
RQD	Rock Quality Designation
RWD	return water dam
RWI	Bond Rod Mill Work Indices
SARM	South African Reference Material
SARS	South African Revenue Services
SD	Supplier Development
SEC	Securities and Exchange Commission
SEP	Stakeholder Engagement Plan
SFA	Steve Forrest & Associates
SGS	SGS Lakefield Research Africa (Pty) Ltd
SHEQ	safety, health, environment and quality
SK1300	Subpart 1300 of Regulation S-K
SLP	Social and Labour Plan
SPM	Sedibelo Platinum Mines Ltd
SRK	SRK Consulting (South Africa) (Pty) Ltd
SWMP	Stormwater Management Plan
Tameng	Tameng Mining & Exploration Holdings (Pty) Ltd
TCR	Total Core Recovery
TEM	Technical-economic model
TEP	Technical-economic parameter
TMM	trackless mobile machinery
TRS	Technical Report Summary
TSF	tailings storage facility
TSP	tailings scavenging circuit
U/G	underground
UBS	UBS AG Investment Bank
UCS	Uniaxial Compressive Strength
UG	Upper Group
UG2	UG2 Reef
UV	utility vehicle
v	Poisson’s ratio
WACC	weighted average cost of capital
WHO	World Health Organization
WUL	Water Use Licence
WULA	Water Use Licence Application

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CHEMICAL ELEMENTS and MINERALS

Symbol	Element
Au	gold
Cl	chlorine
Co	cobalt
Cr	chromium
Cr2O3	chromite
Cu	copper
Cu2S	chalcocite
Cu5FeS4	bornite
Cu9S5	digenite
CuS	covellite
Fe2+Ni23+S4	violarite
(Fe,Ni)S2	bravoite
Ir	iridium
Ni	nickel
NiS	nickel sulfide
Os	osmium
Pd	palladium
PdS2	laurite
(Pd,Pt)(Te,Bi)2	meremskyite
(Pd,Pt)BiTe	michnerite
Pt	platinum
PtAs2	sperrylite
(Pt,Pd)(Te,Bi)2	moncheite
(Pt,Pd,Ni S)	braggite
PtS	cooperite
Rh	rhodium
Ru	ruthenium
S	sulfur
V	vanadium

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UNITS

Acronym	Definition
°	degrees
%	percentage
A	ampere
cm	a centimetre
g/t	grams per metric tonne – metal concentration
ha	a hectare
kg	one thousand grams
km	a kilometre
ktpa	a thousand tonnes per annum
ktpm	a thousand tonnes per month
kV	one thousand volts
kVA	one thousand volt-amperes
kWh	kilowatt hour
m	a metre
m3	cubic metre
mamsl	metres above mean sea level
mbs	metres below surface
mm	millimetre
Ma	a million years before present
mg/ℓ	milligrams per litre
MPa	a million pascals
mS/m	milliSiemens per metre
Mt	a million metric tonnes
Mtpa	a million tonnes per annum
MVA	a million volt-amperes
MW	a million watts
oz	ounce
t	a metric tonne
t/m3	density measured as metric tonnes per cubic metre
tpa	tonnes per annum
USD	United States Dollar
USD/oz	US Dollars per ounce
V	volt
ZAR	South African Rand
ZARbn	Billion SA Rands
ZARm	million SA Rands
ZAR/oz	SA Rand per ounce
ZAR/t	SA Rand per tonne

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COMPLIANCE WITH TABLE 1 OF SAMREC CODE (2016)

SAMREC TABLE 1	Section in the TRS where this is located
Exploration Results	Mineral Resources	Mineral Reserves	Mphahlele Project
Section 1: Project Outline
1.1	Property Description	(i)	Brief description of the scope of project (i.e. whether in preliminary sampling, advanced exploration, scoping, pre-feasibility, or feasibility phase, LoM plan for an ongoing mining operation or closure).	ES1 ES3 1.1 1.2
(ii)	Describe (noting any conditions that may affect possible prospecting/mining activities) topography, elevation, drainage, fauna and flora, the means and ease of access to the property, the proximity of the property to a population centre, and the nature of transport, the climate, known associated climatic risks and the length of the operating season and to the extent relevant to the mineral project, the sufficiency of surface rights for mining operations including the availability and sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas, heap leach pad areas, and potential processing plant sites.	2.3 3.1 3.2 3.3 14.7 16.4
(iii)	Specify the details of the personal inspection on the property by each CP or, if applicable, the reason why a personal inspection has not been completed.	1.4
1.2	Location	(i)	Description of location and map (country, province, and closest town/city, coordinate systems and ranges, etc.).	ES3 2.1
(ii)	Country Profile: describe information pertaining to the project host country that is pertinent to the project, including relevant applicable legislation, environmental and social context etc. Assess, at a high level, relevant technical, environmental, social, economic, political and other key risks.	2.3
(iii)	Provide a general topocadastral map.	Provide a Topo-cadastral map in sufficient detail to support the assessment of eventual economics. State the known associated climatic risks.	Provide a detailed topo-cadastral map. Confirm that applicable aerial surveys have been checked with ground controls and surveys, particularly in areas of rugged terrain, dense vegetation or high altitude.
1.3	Adjacent Properties	(i)	Discuss details of relevant adjacent properties If adjacent or nearby properties have an important bearing on the report, then their location and common mineralized structures should be included on the maps. Reference all information used from other sources.	19
1.4	History	(i)	State historical background to the project and adjacent areas concerned, including known results of previous exploration and mining activities (type, amount, quantity and development work), previous ownership and changes thereto.	4
(ii)	Present details of previous successes or failures with reasons why the project may now be considered potentially economic.	4
(iii)	Discuss known or existing historical Mineral Resource estimates and performance statistics on actual production for past and current operations.	ES6 4
(iv)	Discuss known or existing historical Mineral Reserve estimates and performance statistics on actual production for past and current operations.	4
1.5	Legal Aspects and Permitting	Confirm the legal tenure to the satisfaction of the CP, including a description of the following:
(i)	Discuss the nature of the issuer’s rights (e.g. prospecting and/or mining) and the right to use the surface of the properties to which these rights relate. Disclose the date of expiry and other relevant details.	2.2 2.3.2 2.3.4 2.3.5
(ii)	Present the principal terms and conditions of all existing agreements, and details of those still to be obtained, (such as, but not limited to, concessions, partnerships, joint ventures, access rights, leases, historical and cultural sites, wilderness or national park and environmental settings, royalties, consents, permission, permits or authorisations).	2.2 2.3.2
(iii)	Present the security of the tenure held at the time of reporting or that is reasonably expected to be granted in the future along with any known impediments to obtaining the right to operate in the area. State details of applications that have been made.	2.2 2.3.2
(iv)	Provide a statement of any legal proceedings for example; land claims, that may have an influence on the rights to prospect or mine for minerals, or an appropriate negative statement.	2.2 2.3 2.3.6 2.3.7
(v)	Provide a statement relating to governmental/statutory requirements and permits as may be required, have been applied for, approved or can be reasonably be expected to be obtained.	2.2 2.3.2
1.6	Royalties	(i)	Describe the royalties that are payable in respect of each property.	2.2 2.2.5 2.6
1.7	Liabilities	(i)	Describe any liabilities, including rehabilitation guarantees that are pertinent to the project. Provide a description of the rehabilitation liability, including, but not limited to, legislative requirements, assumptions and limitations.	16.7

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SAMREC TABLE 1						Section in the TRS where this is located
			Exploration Results	Mineral Resources	Mineral Reserves	Mphahlele Project

Section 2: Geological Setting, Deposit, Mineralisation
2.1	Geological Setting, Deposit, Mineralisation	(i)	Describe the regional geology.			ES4 5.1
		(ii)	Describe the project geology including deposit type, geological setting and style of mineralisation.			ES4 5.1 5.2
		(iii)	Discuss the geological model or concepts being applied in the investigation and on the basis of which the exploration program is planned. Describe the inferences made from this model.			ES4 5.1 5.2
		(iv)	Discuss data density, distribution and reliability and whether the quality and quantity of information are sufficient to support statements, made or inferred, concerning the Exploration Target or Mineralisation.			ES4 5.1 5.2
		(v)	Discuss the significant minerals present in the deposit, their frequency, size and other characteristics. Includes minor and gangue minerals where these will have an effect on the processing steps. Indicate the variability of each important mineral within the deposit.			ES4 5.1 5.2
		(vi)	Describe the significant mineralised zones encountered on the property, including a summary of the surrounding rock types, relevant geological controls, and the length, width, depth, and continuity of the mineralisation, together with a description of the type, character, and distribution of the mineralisation.			ES4 5.1 5.2
		(vii)	Confirm that reliable geological models and / or maps and cross sections that support interpretations exist.			ES4 5.1 5.2
Section 3: Exploration and Drilling, Sampling Techniques and Data
3.1	Exploration	(i)	Describe the data acquisition or exploration techniques and the nature, level of detail, and confidence in the geological data used (i.e. geological observations, remote sensing results, stratigraphy, lithology, structure, alteration, mineralisation, hydrology, geophysical, geochemical, petrography, mineralogy, geochronology, bulk density, potential deleterious or contaminating substances, geotechnical and rock characteristics, moisture content, bulk samples etc.). Confirm that data sets include all relevant metadata, such as unique sample number, sample mass, collection date, spatial location etc.			ES5 6.1 6.3 6.4 12.1
		(ii)	Identify and comment on the primary data elements (observation and measurements) used for the project and describe the management and verification of these data or the database. This should describe the following relevant processes: acquisition (capture or transfer), validation, integration, control, storage, retrieval and backup processes. It is assumed that data are stored digitally but hand-printed tables with well organized data and information may also constitute a database.			6.1 8.1 8.2 8.3
		(iii)	Acknowledge and appraise data from other parties and reference all data and information used from other sources.			6.1 6.2
		(iv)	Clearly distinguish between data / information from the property under discussion and that derived from surrounding properties.			6.1 6.2
		(v)	Describe the survey methods, techniques and expected accuracies of data. Specify the grid system used.			6.1 6.2
		(vi)	Discuss whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the estimation procedure(s) and classifications applied.			6.1 6.2
		(vii)	Present representative models and / or maps and cross sections or other two or three dimensional illustrations of results, showing location of samples, accurate drill-hole collar positions, down-hole surveys, exploration pits, underground workings, relevant geological data, etc.			6.1 6.2
		(viii)	Report the relationships between mineralisation widths and intercept lengths are particularly important, the geometry of the mineralisation with respect to the drill hole angle. If it is not known and only the down-hole lengths are reported, confirm it with a clear statement to this effect (e.g. ‘down-hole length, true width not known’).			6.1 6.2
3.2	Drilling Techniques	(i)	Present the type of drilling undertaken (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Banka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).			ES5 6.1 6.2
		(ii)	Describe whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, technical studies, mining studies and metallurgical studies.			ES5 6.1 6.2
		(iii)	Describe whether logging is qualitative or quantitative in nature; indicate if core photography. (or costean, channel, etc.) was undertaken.			ES5 6.1 6.2
		(iv)	Present the total length and percentage of the relevant intersections logged.			ES5 6.1 6.2
		(v)	Results of any downhole surveys of the drill hole to be discussed.			ES5 6.1 6.2
3.3	Sample method, collection, capture and storage	(i)	Describe the nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as down hole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.			6.2
		(ii)	Describe the sampling processes, including sub-sampling stages to maximize representivity of samples. This should include whether sample sizes are appropriate to the grain size of the material being sampled. Indicate whether sample compositing has been applied.			6.2
		(iii)	Appropriately describe each data set (e.g. geology, grade, density, quality, diamond breakage, geo-metallurgical characteristics etc.), sample type, sample-size selection and collection methods.			6.2
		(iv)	Report the geometry of the mineralisation with respect to the drill-hole angle. State whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type. State if the intersection angle is not known and only the downhole lengths are reported.			6.2
		(v)	Describe retention policy and storage of physical samples (e.g. core, sample reject, etc.).			6.2
		(vi)	Describe the method of recording and assessing core and chip sample recoveries and results assessed, measures taken to maximise sample recovery and ensure representative nature of the samples and whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.			6.2
		(vii)	If a drill-core sample is taken, state whether it was split or sawn and whether quarter, half or full core was submitted for analysis. If a non-core sample, state whether the sample was riffled, tube sampled, rotary split etc. and whether it was sampled wet or dry.			6.2

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SAMREC TABLE 1						Section in the TRS where this is located
			Exploration Results	Mineral Resources	Mineral Reserves	Mphahlele Project
3.4	Sample Preparation and Analysis	(i)	Identify the laboratory(s) and state the accreditation status and Registration Number of the laboratory or provide a statement that the laboratories are not accredited.			7 7.1 7.2
		(ii)	Identify the analytical method. Discuss the nature, quality and appropriateness of the assaying and laboratory processes and procedures used and whether the technique is considered partial or total.			7 7.1 7.2
		(iii)	Describe the process and method used for sample preparation, sub-sampling and size reduction, and likelihood of inadequate or non representative samples (i.e. improper size reduction, contamination, screen sizes, granulometry, mass balance, etc.).			7 7.1 7.2
3.5	Sampling Governance	(i)	Discuss the governance of the sampling campaign and process, to ensure quality and representivity of samples and data, such as sample recovery, high grading, selective losses or contamination, core/hole diameter, internal and external QA/QC, and any other factors that may have resulted in or identified sample bias.			7 7.1 7.2 7.3
		(ii)	Describe the measures taken to ensure sample security and the Chain of Custody.			7 7.1 7.2 7.4
		(iii)	Describe the validation procedures used to ensure the integrity of the data, e.g. transcription, input or other errors, between its initial collection and its future use for modelling (e.g. geology, grade, density, etc.).			7.1 7.2
		(iv)	Describe the audit process and frequency (including dates of these audits) and disclose any material risks identified.			7.1 7.2
3.6	Quality Control/Quality Assurance	(i)	Demonstrate that adequate field sampling process verification techniques (QA/QC) have been applied, e.g. the level of duplicates, blanks, reference material standards, process audits, analysis, etc. If indirect methods of measurement were used (e.g. geophysical methods), these should be described, with attention given to the confidence of interpretation.			7 7.1 7.3 8.1 8.2 8.3
3.7	Bulk Density	(i)	Describe the method of bulk density determination with reference to the frequency of measurements, the size, nature and representativeness of the samples.			10.1.1
		(ii)	If target tonnage ranges are reported state the preliminary estimates or basis of assumptions made for bulk density.			10.1.1
		(iii)	Discuss the representivity of bulk density samples of the material for which a grade range is reported.			10.1.1
		(iv)	Discuss the adequacy of the methods of bulk density determination for bulk material with special reference to accounting for void spaces (vugs, porosity etc.), moisture and differences between rock and alteration zones within the deposit.			10.1.1
3.8	Bulk-Sampling and/or trial-mining	(i)	Indicate the location of individual samples (including map).			Not applicable
		(ii)	Describe the size of samples, spacing/density of samples recovered and whether sample sizes and distribution are appropriate to the grain size of the material being sampled.			Not applicable
		(iii)	Describe the method of mining and treatment.			Not applicable
		(iv)	Indicate the degree to which the samples are representative of the various types and styles of mineralisation and the mineral deposit as a whole.			Not applicable

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SAMREC TABLE 1						Section in the TRS where this is located
			Exploration Results	Mineral Resources	Mineral Reserves	Mphahlele Project
Section 4: Estimation and Reporting of Exploration Results and Mineral Resources
4.1	Geological model and interpretation	(i)	Describe the geological model, construction technique and assumptions that forms the basis for the Exploration Results or Mineral Resource estimate. Discuss the sufficiency of data density to assure continuity of mineralisation and geology and provide an adequate basis for the estimation and classification procedures applied.			7 10.1
		(ii)	Describe the nature, detail and reliability of geological information with which lithological, structural, mineralogical, alteration or other geological, geotechnical and geo-metallurgical characteristics were recorded.			7 10.1 12.1
		(iii)	Describe any obvious geological, mining, metallurgical, environmental, social, infrastructural, legal and economic factors that could have a significant effect on the prospects of any possible exploration target or deposit.			7 10.1
		(iv)		Discuss all known geological data that could materially influence the estimated quantity and quality of the Mineral Resource.		7 10.1 10.5
		(v)		Discuss whether consideration was given to alternative interpretations or models and their possible effect (or potential risk) if any, on the Mineral Resource estimate.		7 10.1
		(vi)		Discuss geological discounts (e.g. magnitude, per reef, domain, etc.), applied in the model, whether applied to mineralized and / or un-mineralized material (e.g. potholes, faults, dykes, etc.).		ES6 7 10.2 10.5
4.2	Estimation and modelling techniques	(i)	Describe in detail the estimation techniques and assumptions used to determine the grade and tonnage ranges.			10.1 (No ranges of grade and tonnage are presented)
		(ii)		Discuss the nature and appropriateness of the estimation technique(s) applied and key assumptions, including treatment of extreme grade values (cutting or capping), compositing (including by length and/or density), domaining, sample spacing, estimation unit size (block size), selective mining units, interpolation parameters and maximum distance of extrapolation from data points.		ES6 ES7 10.2 10.4
		(iii)		Describe assumptions and justification of correlations made between variables.		10.1 10.4
		(iv)		Provide details of any relevant specialized computer program (software) used, with the version number, together with the estimation parameters used.		10.2 10.4
		(v)		State the processes of checking and validation, the comparison of model information to sample data and use of reconciliation data, and whether the Mineral Resource estimate takes account of such information.		10.5.1
		(vi)		Describe the assumptions made regarding the estimation of any co-products, by-products or deleterious elements.		10.2
4.3	Reasonable prospects for eventual economic extraction	(i)		Disclose and discuss the geological parameters. These would include (but not be limited to) volume / tonnage, grade and value / quality estimates, cut-off grades, strip ratios, upper- and lower- screen sizes.		10.1 10.4
		(ii)		Disclose and discuss the engineering parameters. These would include mining method, dilution, processing, geotechnical, geohydraulic and metallurgical) parameters.		ES7 6.3 6.4 10.4 12.3 12.3.1 12.3.3
		(iii)		Disclose and discuss the infrastructural including, but not limited to, power, water, site-access.		10.4
		(iv)		Disclose and discuss the legal, governmental, permitting, statutory parameters.		ES9 2.2 10.4 16.5 16.8
		(v)		Disclose and discuss the environmental and social (or community) parameters.		10.4 16.5 16.5.5 16.8
		(vi)		Disclose and discuss the marketing parameters.		10.4 15
		(vii)		Disclose and discuss the economic assumptions and parameters. These factors will include, but not limited to, commodity prices and potential capital and operating costs.		ES8 10.4 17.1 17.2
		(viii)		Discuss any material risks.		10.4 11.6 17.3
		(ix)		Discuss the parameters used to support the concept of "eventual".		10.4

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SAMREC TABLE 1						Section in the TRS where this is located
			Exploration Results	Mineral Resources	Mineral Reserves	Mphahlele Project
4.4	Classification Criteria	(i)		Describe criteria and methods used as the basis for the classification of the Mineral Resources into varying confidence categories.		10.3
4.5	Reporting	(i)	Discuss the reported low and high-grades and widths together with their spatial location to avoid misleading the reporting of Exploration Results, Mineral Resources or Mineral Reserves.			ES6
		(ii)	Discuss whether the reported grades are regional averages or if they are selected individual samples taken from the property under discussion.			ES6 10.2 10.4
		(iii)	State assumptions regarding mining methods, infrastructure, metallurgy, environmental and social parameters. State and discuss where no mining related assumptions have been made.			9 12.3.3 14 16.3 16.4 16.5 16.5.5
		(iv)	State the specific quantities and grades / qualities which are being reported in ranges and/or widths, and explain the basis of the reporting.			ES6 10.2 10.4
		(v)		Present the detail for example open pit, underground, residue stockpile, remnants, tailings, and existing pillars or other sources in the Mineral Resource statement.		ES6 10.2 10.4
		(vi)		Present a reconciliation with any previous Mineral Resource estimates. Where appropriate, report and comment on any historic trends (e.g. global bias).		10.2 10.4 10.5.1
		(vii)		Present the defined reference point for the tonnages and grades reported as Mineral Resources. State the reference point if the point is where the run of mine material is delivered to the processing plant. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.		ES6 11.2
		(viii)	If the CP is relying on a report, opinion, or statement of another expert who is not a CP, disclose the date, title, and author of the report, opinion, or statement, the qualifications of the other expert and why it is reasonable for the CP to rely on the other expert, any significant risks and any steps the CP took to verify the information provided.
		(ix)	State the basis of equivalent metal formulae, if applied.			10.6
Section 5: Technical Studies
5.1	Introduction	(i)	Technical Studies are not applicable to Exploration Results.	State the level of study – whether scoping, prefeasibility, feasibility or ongoing LoM.	State the level of study – whether prefeasibility, feasibility or ongoing LoM. The Code requires that a study to at least a Pre-Feasibility level has been undertaken to convert Mineral Resource to Mineral Reserve. Such studies will have been carried out and will include a mine plan or production schedule that is technically achievable and economically viable, and that all Modifying Factors have been considered.	Pre-feasibility Study ES1 1.1
		(ii)			Provide a summary table of the Modifying Factors used to convert the Mineral Resource to Mineral Reserve for Pre-feasibility, Feasibility or on-going LoM studies.	11.1
5.2	Mining Design	(i)	Technical Studies are not applicable to Exploration Results.	State assumptions regarding mining methods and parameters when estimating Mineral Resources or explain where no mining assumptions have been made.		ES7 11.1 12.3 12.3.1 12.3.3
		(ii)			State and justify all modifying factors and assumptions made regarding mining methods, minimum mining dimensions (or pit shell) and internal and, if applicable, external) mining dilution and mining losses used for the techno-economic study and signed-off, such as mining method, mine design criteria, infrastructure, capacities, production schedule, mining efficiencies, grade control, geotechnical and hydrological considerations, closure plans, and personnel requirements.	11.1 12.1 16.7
		(iii)			State what mineral resource models have been used in the study.	11.1
		(iv)			Explain the basis of (the adopted) cut-off grade(s) or quality parameters applied. Include metal equivalents if relevant.	ES7 11.1 11.3 11.5
		(v)			Description and justification of mining method(s) to be used.	11.1 12.3 12.3.1 12.3.3
		(vi)			For open-pit mines, include a discussion of pit slopes, slope stability, and strip ratio.	11.1
		(vii)			For underground mines, discussion of mining method, geotechnical considerations, mine design characteristics, and ventilation/cooling requirements.	11.1 12.1 12.3 12.3.1 12.3.3 12.3.5
		(viii)			Discussion of mining rate, equipment selected, grade control methods, geotechnical and hydrogeological considerations, health and safety of the workforce, staffing requirements, dilution, and recovery.	11.1 12.1 12.3.5 12.4 12.4.2
		(ix)			State the optimisation methods used in planning, list of constraints (practicality, plant, access, exposed Mineral Reserves, stripped Mineral Reserves, bottlenecks, draw control).	11.1 12.3 12.3.1 12.3.3

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SAMREC TABLE 1						Section in the TRS where this is located
			Exploration Results	Mineral Resources	Mineral Reserves	Mphahlele Project
5.3	Metallurgical and Testwork	(i)	Technical Studies are not applicable to Exploration Results.		Discuss the source of the sample and the techniques to obtain the sample, laboratory and metallurgical testing techniques.	9 9.1 9.3
		(ii)			Explain the basis for assumptions or predictions regarding metallurgical amenability and any preliminary mineralogical test work already carried out.	9 9.1 13.4
		(iii)		Discuss the possible processing methods and any processing factors that could have a material effect on the likelihood of eventual economic extraction. Discuss the appropriateness of the processing methods to the style of mineralisation.	Describe and justify the processing method(s) to be used, equipment, plant capacity, efficiencies, and personnel requirements.	9 9.3 13.2
		(iv)			Discuss the nature, amount and representativeness of metallurgical test work undertaken and the recovery factors used. A detailed flow sheet / diagram and a mass balance should exist ,especially for multi-product operations from which the saleable materials are priced for different chemical and physical characteristics.	9 9.1 9.2 9.4 13.1
		(v)			State what assumptions or allowances have been made for deleterious elements and the existence of any bulk-sample or pilot-scale test work and the degree to which such samples are representative of the ore body as a whole.	9 9.1 9.4 9.5
		(vi)			State whether the metallurgical process is well-tested technology or novel in nature.	9 9.1 9.5
5.4	Infrastructure	(i)	Technical Studies are not applicable to Exploration Results.	Comment regarding the current state of infrastructure or the ease with which the infrastructure can be provided or accessed.		3.2 3.4 14
		(ii)			Report in sufficient detail to demonstrate that the necessary facilities have been allowed for (which may include, but not be limited to, processing plant, tailings dam, leaching facilities, waste dumps, road, rail or port facilities, water and power supply, offices, housing, security, resource sterilisation testing etc.). Provide detailed maps showing locations of facilities.	3.2 3.4 13.3 14 14.7 16.4
		(iii)			Statement showing that all necessary logistics have been considered.	14
5.5	Environmental and Social	(i)	Technical Studies are not applicable to Exploration Results.	Confirm that the company holding the tenement has addressed the host country environmental legal compliance requirements and any mandatory and/or voluntary standards or guidelines to which it subscribes.		2.2 16 16.3
		(ii)		Identify the necessary permits that will be required and their status and where not yet obtained, confirm that there is a reasonable basis to believe that all permits required for the project will be obtained.		2.2 16 16.5 16.8
		(iii)		Identify and discuss any sensitive areas that may affect the project as well as any other environmental factors including I&AP and/or studies that could have a material effect on the likelihood of eventual economic extraction. Discuss possible means of mitigation.		2.2 16 16.5
		(iv)		Identify any legislated social management programmes that may be required and discuss the content and status of these.		2.2 16.5.5
		(v)		Outline and quantify the material socio-economic and cultural impacts that need to be mitigated, and the~~ir~~ mitigation measures and where appropriate the associated costs.		2.2 16.5.5

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SAMREC TABLE 1						Section in the TRS where this is located
			Exploration Results	Mineral Resources	Mineral Reserves	Mphahlele Project
5.6	Market Studies and Economic criteria	(i)	Technical Studies are not applicable to Exploration Results.		Describe the valuable and potentially valuable product(s) including suitability of products, co-products and by products to market.	ES11 15
		(ii)			Describe product to be sold, customer specifications, testing, and acceptance requirements. Discuss whether there exists a ready market for the product and whether contracts for the sale of the product are in place or expected to be readily obtained. Present price and volume forecasts and the basis for the forecast.	ES11 15 15.5 15.5.2
		(iii)			State and describe all economic criteria that have been used for the study such as capital and operating costs, exchange rates, revenue / price curves, royalties, cut-off grades, reserve pay limits.	ES8 ES11 15 17.1 17.2 18
		(iv)			Summary description, source and confidence of method used to estimate the commodity price/value profiles used for cut-off grade calculation, economic analysis and project valuation, including applicable taxes, inflation indices, discount rate and exchange rates.	ES11 15 17.1 18
		(v)			Present the details of the point of reference for the tonnages and grades reported as Mineral Reserves (e.g. material delivered to the processing facility or saleable product(s)). It is important that, in any situation where the reference point is different, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.	ES6 ES11 11.2 15
		(vi)			Justify assumptions made concerning production cost including transportation, treatment, penalties, exchange rates, marketing and other costs. Provide details of allowances that are made for the content of deleterious elements and the cost of penalties.	ES11 15 17.2
		(vii)			Provide details of allowances made for royalties payable, both to Government and private.	ES11 2.6 15
		(viii)			State type, extent and condition of plant and equipment that is significant to the existing operation(s).	ES11 15
		(ix)			Provide details of all environmental, social and labour costs considered.	ES11 15 18
5.7	Risk Analysis	(i)	Technical Studies are not applicable to Exploration Results.		Report an assessment of technical, environmental, social, economic, political and other key risks to the project. Describe actions that will be taken to mitigate and/or manage the identified risks.	ES10 17.3 20.3
5.8	Economic Analysis	(i)	Technical Studies are not applicable to Exploration Results.		At the relevant level (Scoping Study, Pre-feasibility, Feasibility or on-going LoM), provide an economic analysis for the project that includes:	ES11 18
		(ii)			Cash Flow forecast on an annual basis using Mineral Reserves or an annual production schedule for the life of the project.	ES11 18
		(iii)			A discussion of net present value (NPV), internal rate of return (IRR) and payback period of capital.	ES11 18
		(iv)			Sensitivity or other analysis using variants in commodity price, grade, capital and operating costs, or other significant parameters, as appropriate and discuss the impact of the results.	ES11 18 18.3
Section 6: Estimation and Reporting of Mineral Reserves
6.1	Estimation and modelling techniques	(i)			Describe the Mineral Resource estimate used as a basis for the conversion to a Mineral Reserve.	ES6 10.5
		(ii)			Report the Mineral Reserve Statement with sufficient detail indicating if the mining is open pit or underground plus the source and type of mineralisation, domain or ore body, surface dumps, stockpiles and all other sources.	ES6 11.2
		(iii)			Provide a reconciliation reporting historic reliability of the performance parameters, assumptions and modifying factors including a comparison with the previous Reserve quantity and qualities, if available. Where appropriate, report and comment on any historic trends (e.g. global bias).	No Mineral Reserves declared
6.2	Classification Criteria	(i)			Describe and justify criteria and methods used as the basis for the classification of the Mineral Reserves into varying confidence categories, based on the Mineral Resource category, and including consideration of the confidence in all the modifying factors.	11.2 11.4

SRK	Report date: 22 September 2021
Effective Date: 30 June 2021

SRK Consulting – 576060 SPM Mphahlele Project TRS	Page 7

SAMREC TABLE 1	Section in the TRS where this is located
Exploration Results	Mineral Resources	Mineral Reserves	Mphahlele Project
6.3	Reporting	(i)	Discuss the proportion of Probable Mineral Reserves, which have been derived from Measured Mineral Resources (if any), including the reason(s) therefore.	11.2
(ii)	Present details of for example open pit, underground, residue stockpile, remnants, tailings, and existing pillars or other sources in respect of the Mineral Reserve statement.	11.2
(iii)	Present the details of the defined reference point for the Mineral Reserves. State where the reference point is the point where the run of mine material is delivered to the processing plant. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. State clearly whether the tonnages and grades reported for Mineral Reserves are in respect of material delivered to the plant or after recovery.	11.2
(iv)	Present a reconciliation with the previous Mineral Reserve estimates. Where appropriate, report and comment on any historic trends (e.g. global bias).	11.2.1
(v)	Only Measured and Indicated Mineral Resources can be considered for inclusion in the Mineral Reserve.	10.5 11.2
(vi)	State whether the Mineral Resources are inclusive or exclusive of Mineral Reserves.	ES6 10.5 11.2
Section 7: Audits and Reviews
7.1	Audits and Reviews	(i)	State type of review/audit (e.g. independent, external), area (e.g. laboratory, drilling, data, environmental compliance etc.), date and name of the reviewer(s) together with their recognized professional qualifications.	ES1 1.5
(ii)	Disclose the conclusions of relevant audits or reviews. Note where significant deficiencies and remedial actions are required.	ES12 21
Section 8: Other Relevant Information
8.1	(i)	Discuss all other relevant and material information not discussed elsewhere.	20
Section 9: Qualification of CP(s) and other key technical staff. Date and Signature Page
9.1	(i)	State the full name, registration number and name of the professional body or RPO, for all the CP(s). State the relevant experience of the CP(s) and other key technical staff who prepared and are responsible for the Public Report.	Not included in the report as permitted by Rule §229.1302(b)(1)(ii) of SK1300
(ii)	State the CP’s relationship to the issuer of the report.	1.5.1
(iii)	Provide the Certificate of the CP (Appendix 2), including the date of sign-off and the effective date, in the Public Report.	Not included in the report as permitted by Rule §229.1302(b)(1)(ii) of SK1300 Cover Page, Footers Section 25